Form 10KSB, Exhibit 13
period 1998-09-30
FARNSWORTH BANCORP INC
filed 1998-12-29
CIK 1063568

EXHIBIT 13


                            FARNSWORTH BANCORP, INC.
                       1998 ANNUAL REPORT TO STOCKHOLDERS

                            FARNSWORTH BANCORP, INC.
                                  ANNUAL REPORT







TABLE OF CONTENTS

                                                                         Page
                                                                         ----

Letter to Stockholders......................................................1

Corporate Profile and Stock Price Information...............................2

Selected Financial Ratios and Other Data....................................3

Management's Discussion and Analysis........................................4

Reports of Independent Auditors.............................................F-1

Consolidated Financial Statements...........................................F-3

Notes to Consolidated Financial Statements..................................F-8

Corporate Information......................................................13

                      [FARNSWORTH BANCORP, INC. LETTERHEAD]



To Our Stockholders:

         On behalf of our Board of Directors and employees, we are pleased to present the first Annual Report to Stockholders of Farnsworth Bancorp, Inc. (the "Company"). As you will see from the Annual Report, 1998 was an eventful year for the Company and its wholly-owned subsidiary, Peoples Savings Bank (the "Bank").

         On September 29, 1998, the Bank successfully completed its conversion from the mutual to stock form of organization and the concurrent public offering of 379,858 shares of the Company's common stock (the "Conversion"). Net proceeds to the Company and the Bank from the Conversion were approximately $3.4 million. While the Company is in the early stages of investing the net proceeds from the Conversion, we expect that the investment of these proceeds will generate increased core earnings in future periods.

         For the fiscal year ended September 30, 1998, the Company earned $198,000 or $.57 per share, as compared to net income of $192,000 or $.55 per share for the fiscal year ended September 30, 1997.

         At September 30, 1998, the Company's assets totalled $41.8 million, as compared to $37.6 million at September 30, 1997. Stockholders' equity was $5.4 million or $15.57 per share at September 30, 1998, as compared to retained earnings of $2.1 million at September 30, 1997. The increase in assets and stockholders' equity was primarily attributable to the net proceeds received from the Conversion.

         We sincerely appreciate the confidence shown by our customers and local community during the Conversion. The goal of your Board of Directors and Management is to continuously strive to enhance your investment in the Company.

                                       Sincerely,


                                       /s/Gary N. Pelehaty
                                       -----------------------------------------
                                       Gary N. Pelehaty
                                       President and Chief Executive Officer

Corporate Profile

Farnsworth Bancorp, Inc. (the "Company") is the parent company for Peoples Savings Bank (the "Bank"). The Company was formed as a New Jersey corporation in May 1998 at the direction of the Bank in connection with the Bank's conversion from a mutual to stock form of ownership (the "Conversion"). The Company acquired all of the capital stock issued by the Bank upon its conversion. On September 29, 1998, the Bank completed its conversion in connection with a $3.8 million initial public offering of the Company's common stock. The Company is a unitary savings and loan holding company which, under existing laws, generally is not restricted in the types of business activities in which it may engage provided that the Bank retains a specified amount of its assets in housing-related investments. At the present time, the Company conducts no significant business or operations of its own other than holding all of the outstanding stock of the Bank and investing the Company's portion of the net proceeds obtained in the Conversion.

Peoples Savings Bank, founded in 1880 under the name of "The Bordentown Building and Loan Association," is a federally chartered stock savings bank headquartered in Bordentown, New Jersey. The Bank is subject to examination and comprehensive regulation by the Office of Thrift Supervision (the "OTS") and its deposits are federally insured by the Federal Deposit Insurance Corporation (the "FDIC") under the Savings Association Insurance Fund (the "SAIF"). The Bank is a member of, and owns capital stock in, the Federal Home Loan Bank (the "FHLB") of New York, which is one of the twelve regional banks in the FHLB system.

The Bank operates a traditional savings bank business, attracting deposits accounts from the general public and using those deposits, together with other funds, primarily to originate and invest in loans secured by one- to four-family residential real estate.

Stock Price Information

The Company's common stock has been traded on the Nasdaq SmallCap Market under the trading symbol of "FNSW" since it commenced trading on September 30, 1998. The number of shareholders of record of common stock as of December 4, 1998, was approximately 496. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At December 4, 1998, there were 379,858 shares outstanding. There were no dividends paid by the Company during the fiscal year ended September 30, 1998. The Company's ability to pay dividends to stockholders is largely dependent upon the dividends it receives from the Bank. The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the Conversion, or (2) the regulatory requirements imposed by the OTS.

Selected Financial Ratios and Other Data



                                                  At or For the Years Ended
                                                         September 30,
                                             ----------------------------------
                                                1998                    1997
                                             ----------              ----------

Return on average assets.....................     .51%                    .51%


Return on average equity.....................    8.19                    9.73


Average equity to average assets ratios......    6.19                    5.29


Equity to assets at period end...............   13.03                    5.55


Net interest rate spread.....................    3.26                    3.28


Net yield on average interest-earning            3.65                    3.50
assets.......................................


Non-performing loans to total assets.........     .69                     .53


Allowance for loan loss to total loans.......     .44                     .25

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the financial condition and results of operations of the Company and the Bank, and should be read in conjunction with the accompanying Consolidated Financial Statements.

General

     The Company has recently been formed and, accordingly, has no results of operations. The following discussion relates only to the Bank's financial condition and results of operations.

     The Bank's results of operations depend primarily on net interest income, which is determined by (i) the difference between rates of interest the Bank earns on its interest-earning assets and the rates the Bank pays on interest-bearing liabilities (interest rate spread), and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. The Bank's results of operations are also affected by noninterest income, including, primarily, income from customer deposit account service charges, gains and losses from the sale of investments and mortgage-backed securities and noninterest expense, including, primarily, compensation and employee benefits, federal deposit insurance premiums, office occupancy cost, and data processing cost. The Bank's results of operations are also affected significantly by general and economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, all of which are beyond the Bank's control.

Market Risk Analysis

         Qualitative Analysis. The Bank's assets and liabilities may be analyzed by examining the extent to which they are interest rate sensitive and by monitoring the expected effects of interest rate changes on the Bank's net portfolio value.

         An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If the Bank's assets mature or reprice more quickly or to a greater extent than its liabilities, the Bank's net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. Conversely, if the Bank's assets mature or reprice more slowly or to a lesser extent than its liabilities, the Bank's net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. The Bank's policy has been to address the interest rate risk inherent in the historical savings institution business of originating long-term loans funded by short-term deposits by maintaining sufficient liquid assets for material and prolonged changes in interest rates and by originating loans with shorter terms to maturity such as construction, commercial and consumer loans. In addition, the Bank has invested in adjustable-rate mortgage-backed securities as an interest rate risk management strategy.

         Quantitative Analysis. In order to encourage savings associations to reduce their interest rate risk, the OTS adopted a rule incorporating an interest rate risk ("IRR") component into the risk-based capital rules. The IRR component is a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its net portfolio value ("NPV") to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point ("bp") change in market interest rates. A resulting change in NPV of more than 2% of the estimated present value of total assets ("PV") will require the institution to deduct from its capital 50% of that excess change. The rules provide that the OTS will calculate the IRR component quarterly for each institution. Based on the Bank's asset size and risk-based capital, the Bank has been informed by the OTS that it is exempt from this rule. Nevertheless, the following table presents the Bank's NPV at September 30, 1998, as calculated by the OTS, based on quarterly information voluntarily provided to the OTS.

       Changes
      in Market                                 Net Portfolio Value
      in Market          ----------------------------------------------------------------
    Interest Rates            $ Amount              $ Change               % Change             NPV Ratio(1)
    --------------       ------------------   ---------------------   -------------------  -----------------

    (basis points)                 (Dollars in Thousands)

            +400               3,127                   -2,100                   -40%                7.85%

            +300               3,715                   -1,511                   -29                 9.15

            +200               4,304                     -922                   -18                10.41

            +100               4,820                     -407                    -8                11.46

               0               5,227                                                               12.26

            -100               5,430                      203                    +4                12.61

            -200               5,638                      411                    +8                12.97

            -300               5,985                      759                   +15                13.59

            -400               6,325                    1,099                   +21                14.18


----------------
(1) Calculated as the estimated NPV divided by present value of total assets.

         Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments and deposit run-offs and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in such computations. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react at different times and in different degrees to changes in market rates of interest. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making the calculations set forth above. Additionally, an increased credit risk may result as many borrowers may be unable to service their debt in the event of an interest rate increase.

         The Bank's board of directors reviews the Bank's asset and liability policies on an annual basis. The board of directors meets quarterly to review interest rate risk and trends, as well as liquidity and capital ratios and requirements. Management administers the policies and determinations of the board of directors with respect to the Bank's asset and liability goals and strategies. The Bank expects that its asset and liability policies and strategies will continue as described so long as competitive and regulatory conditions in the financial institution industry and market interest rates continue as they have in recent years.

Financial Condition

     Total assets increased $4.2 million or 11.0% to $41.8 million at September 30, 1998 from $37.6 million at September 30, 1997. The increase was primarily attributable to a $4.6 million increase in the Bank's loans receivable, net, and a $1.6 million increase in cash and due from banks, partially offset by a decrease in securities held-to-maturity of $1.0 million as well as a decrease in mortgage-backed securities of $1.1 million. The Bank's total liabilities increased $800,000 or 2.2%, to $36.3 million at September 30, 1998 from $35.5 million at September 30, 1997. The increase was primarily attributable to a $600,000 increase in deposits. Deposits increased primarily due to increased marketing efforts through greater advertising. The increase in loans receivable was due to greater marketing and increased demand in the Bank's primary market area. The decrease in securities held-to-maturity was a result of maturing instruments.

         The Bank had no FHLB advances at September 30, 1998 as its borrowings were repaid during 1997 using funds provided by the increase in deposits.

         Retained earnings increased $198,000 to $2.2 million or 5.3% of total assets at September 30, 1998, as compared to $2.1 million or 5.6% of total assets at September 30, 1997. The increases in retained earnings are primarily attributable to net income.

Average Balance Sheet

         The following table sets forth a summary of average balances of assets and liabilities as well as average yield and rate information. Average balances are based upon month-end balances, however, the Bank does not believe the use of month-end balances differs significantly from an average based upon daily balances. There have been no tax equivalent adjustments made to yields.

                                                                                 Year Ended September 30,
                                                  ----------------------------------------------------------------------------------
                                                                        1998                                     1997
                                                  --------------------------------------------   -----------------------------------
                                                                                     Average                                Average
                                                         Average                      Yield/        Average                 Yield/
                                                         Balance     Interest         Cost           Balance    Interest     Cost
                                                                                  (Dollar in thousands)
Interest-earning assets:
  Loans receivable(1)..........................        $  28,699     $  2,295          8.00%         $24,832      $2,034       8.19%
  Mortgage-backed securities...................            2,531          159          6.27            2,962         177       5.97
  Investment securities(2).....................            3,082          167          5.43            4,645         318       6.85
  Other interest-earning assets................            2,502          103          4.10            2,559         106       4.13
                                                           -----       ------         -----           ------      ------       ----
     Total interest-earning assets.............           36,814        2,724          7.40           34,998       2,635       7.53
                                                                                      -----                                    ----
Noninterest-earning assets.....................            2,252           --                          2,333          --
                                                         -------       ------                         ------      ------
     Total assets..............................          $39,066       $2,724                        $37,331       2,635
                                                          ======        =====                         ======       -----
Interest-bearing liabilities:
  NOW accounts.................................           $4,220       $  102          2.41          $ 3,830          86       2.24
  Savings accounts.............................            6,940          170          2.45            6,187         152       2.46
  Money market accounts........................            2,423           66          2.71            2,283          60       2.62
  Certificates of deposit......................           19,769        1,042          5.27           19,530       1,031       5.28
  Other liabilities............................               --           --                          1,302          80       6.14
                                                          ------       ------         -----           ------      ------       ----
     Total interest-bearing liabilities........           33,352        1,380          4.14           33,132       1,409       4.25
                                                                                      -----                                    ----
Noninterest-bearing liabilities................            3,294                                       2,225
                                                          ------                                      ------
     Total liabilities.........................           36,646                                      35,357
                                                          ------                                      ------

Stockholders' equity...........................            2,420           --                          1,974          --
                                                           -----       ------                         ------      ------
     Total liabilities and retained earnings...          $39,066      $ 1,380                        $37,331      $1,409
                                                          ======       ======                         ======       =====

Net interest income............................                       $ 1,344                                     $1,226
                                                                       ======                                      =====
Interest rate spread(3)........................                                        3.26%                                   3.28%
                                                                                      =====                                    ====
Net yield on interest-earning assets(4)........                                        3.65%                                   3.50%
                                                                                      =====                                    ====
Ratio of average interest-earning assets to
  average interest-bearing liabilities.........                                      101.63%                                 105.63%
                                                                                     ======                                  ======

---------------
(1)  Average balances include non-accrual loans.
(2)  Includes interest-bearing deposits in other financial institutions.
(3)  Interest rate spread represents the difference between the average yield on
     interest-earning   assets  and  the   average   cost  of   interest-bearing
     liabilities.
(4) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

         The table below sets forth certain information regarding changes in the Bank's interest income and interest expense for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in average volume multiplied by old rate); (ii) changes in rates (changes in rate multiplied by old average volume); (iii) changes in rate-volume (changes in rate multiplied by the change in average volume).



                                                 Year Ended September 30,
                                                      1998 vs. 1997
                                           -------------------------------------
                                                   Increase (Decrease)
                                                         Due to
                                           -------------------------------------
                                                               Rate/
                                            Volume     Rate    Volume       Net
                                            ------     ----    ------       ---
                                                        (In thousands)
Interest income:
 Loans receivable ......................    $ 316     $ (47)    $  (7)    $ 262
 Mortgage-backed securities ............      (26)        9        (1)      (18)
 Investment securities .................     (107)      (66)       22      (151)
 Other interest-earning assets .........       (2)       (1)        0        (3)
                                            -----     -----     -----     -----
  Total interest income ................    $ 181     $(105)    $  14     $  90
                                            =====     =====     =====     =====
Interest expense:
 NOW accounts ..........................    $   9     $   8     $   1     $  16
 Savings account .......................       19        (1)       (0)       18
 Money market accounts .................        4         2         0         6
 Certificates of deposit ...............       13        (2)       (0)       11
 Other liabilities .....................        0         0       (80)      (80)
                                            -----     -----     -----     -----
 Total interest expense ................       45         7       (81)      (29)
                                            =====     =====     =====     =====


Change in net interest income ..........    $ 136     $(112)    $  95     $ 119
                                            =====     =====     =====     =====

Results of Operations

         Net Income. The Bank's net income increased $6,000 for the year ended September 30, 1998, to $198,000 from $192,000 for the year ended September 30, 1997. This increase was primarily attributable to an $118,000 increase in the Bank's net interest income and an $82,000 increase in the Bank's noninterest income, partially offset by a $64,000 increase in the Bank's provision for loan losses, an increase in noninterest expense of $122,000 and an increase in income taxes of $8,000.

         Net Interest Income. Net interest income is the most significant component of the Bank's income from operations. Net interest income is the difference between interest the Bank received on its interest-earning assets, primarily loans, investment and mortgage-backed securities and interest the Bank pays on its interest-bearing liabilities, primarily deposits. Net interest income depends on the volume of and rates earned on interest-earning assets and the volume of and rates paid on interest-bearing liabilities.

     Net interest income after provision for loan losses increased $54,000, or 4.4%, to $1,272,000 for the year ended September 30, 1998, as compared to the year ended September 30, 1997. The increase was primarily due to the growth in average interest-earning assets to $36.8 million in 1998 from $35.0 million in 1997 and growth in interest rate spread to 3.59% in 1998 compared to 3.28% in 1997.

         The increase in average interest-earning assets of $1.8 million primarily reflects increases of $3.8 million in the Bank's balance of average loans, partially offset by a decrease of $2.0 million in investment securities and other assets. The increase in interest-earning assets was funded by the increase in deposits.

         Net yield on interest-earning assets decreased for the year ended September 30, 1998 compared to the same period in 1997, reflecting a decrease in average yield on the Bank's interest-earning assets of 7.4% in 1998 compared to 7.53% in 1997, along with a decrease in the Bank's average yield on interest-bearing deposits of 4.1% in 1998 compared to 4.3% in 1997. The increase in the Bank's average yield on interest-earning assets was due to increased lending activity.

         The increase in average interest-bearing liabilities of $220,000 reflects increases of $390,000 in the Bank's average interest-bearing NOW accounts and $1.1 million in average savings and certificates of deposit and a decrease of $1.3 million in average FHLB borrowings. The decrease in the Bank's average FHLB borrowings is primarily due to the increase in deposits.

         Provision for Loan Losses. Provision for loan losses was $72,000 for the year ended September 30, 1998, as compared to $8,000 for the year ended September 30, 1997. The increase in the provision was the result of management's determination that a higher allowance for loan losses was necessary. This, in turn, was based on the Bank's decision to diversify its loan portfolio. Prior to this decision, as of September 30, 1997, the Bank had commercial business loans of $18,000. This balance increased to $181,000 at September 30, 1998, a 905% increase. These loans are usually collateralized by illiquid assets and, therefore, they have greater credit risk. For this reason, the Bank has allocated $41,000 of the provision to the allowance for these loans. Previously, the Bank had no allowance for loss allocated to this category of loans. While the Bank anticipates increasing its loan loss allowance as this category of loans increases, the Bank does not expect future increases to the allowance to be of this same magnitude.

         Additionally, personal consumer loans, consisting primarily of automobile loans and unsecured loans, which the Bank first began offering during 1997, increased $103,000 during the year ended September 30, 1998. Due to the Bank's increased emphasis on consumer loans which have greater credit risk than residential mortgages, the Bank has increased its provision for losses relating to consumer loans by $6,000. Both the Bank's commercial and residential real estate portfolios also increased significantly during the year ended September 30, 1998, as compared to the year ended September 30, 1997. The Bank accordingly increased its provision for loan losses attributable to these portfolios by $22,000.

         Management believes the allowance for loan losses is at a level that is adequate to provide for estimated losses. However, there can be no assurance that further additions will not be made to the allowance and that such losses will not exceed the estimated amount.

         Noninterest Income. Noninterest income increased $82,000 or 50.9% from $161,000 for the year ended September 30, 1997 to $243,000 for the same period in 1998. This increase in the Bank's noninterest income was due to the collection of a $54,000 deficiency judgment and an increase in fees and other service charges of $40,000 offset by decreases in income on REO and gain on sale of securities. The deficiency judgment related to lost income and other costs pertaining to a one- to four-family property which had been foreclosed on and which was subsequently sold.

         Noninterest Expense. Noninterest expense increased $122,000 or 11.0% from $1,106,000 for the year ended September 30, 1997 to $1,228,000 for the same period in 1998. The increase in the Bank's noninterest expense was due to a $14,000 increase in the Bank's occupancy and equipment expense and a $72,000 increase in other noninterest expense and an increase of $41,000 in the Bank's compensation and benefits and a decrease of $5,000 in the Bank's federal insurance premiums. The category of non-interest expense described as "Other" is comprised of expenses related to advertising, fees charged by banks, loan processing fees, NOW expenses, costs related to supplies and various professional fees. The highest of these expenses was $73,000 for bank processing fees.

         Income Tax Expense. Income tax expense increased $8,000 from $81,000 in 1997 to $89,000 in 1998. This increase in income tax expense is due to the increase in the Bank's pretax income of $14,000 from $273,000 in 1997 to $287,000 in 1998. The Bank's effective tax rate was 31% and 30% for the years ended September 30, 1998 and 1997, respectively.

Liquidity and Capital Resources

         The Bank is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which varies from time to time depending upon economic conditions and deposit flows, is based upon a percentage of the Bank's deposits and short-term borrowings. The required ratio currently is 5.0% and the Bank's regulatory liquidity ratio average was 17.9% and 11.6% at September 30, 1998 and 1997, respectively.

         The Bank's primary sources of funds are deposits, repayment of loans and mortgage-backed securities, maturities of investment securities and interest-bearing deposits with other banks, advances from the FHLB of New York, and funds provided from operations. While scheduled repayments of loans and mortgage-backed securities and maturities of investment securities are predictable sources of funds, deposit flows, and loan prepayments are greatly influenced by the general level of interest rates, economic conditions and competition. The Bank uses its liquidity resources principally to fund existing and future loan commitments, maturing certificates of deposit and demand deposit withdrawals, to invest in other interest-earning assets, to maintain liquidity, and meet operating expenses.

     Net cash provided by the Bank's operating activities (the cash effects of transactions that enter into the Bank's determination of net income e.g., non-cash items, amortization and depreciation, provision for loan losses) for the year ended September 30, 1998 was $523,000, an increase of $346,000, as compared to the same period in 1997. The increase in 1998 was primarily due to a $6,000 increase in the Bank's net income, an increase in the provision for loan losses of $64,000, and an increase in non-deposit liabilities of $229,000.

         Net cash used by the Bank's investing activities (i.e., cash disbursements, primarily for the purchase of the Bank's investment securities and mortgage-backed securities portfolios and the Bank's loan portfolio) for the year ended September 30, 1998, totalled $2.7 million, an increase of $1.2 million. This increase was primarily attributable to loan originations and purchase of investment securities. The decrease in cash was primarily attributable to funding net loan growth of $4.7 million in 1998 as compared to $3.2 million in 1997 as well as investment purchases of $1.5 million as compared to $2.5 million in 1997. The decrease in cash was partially offset by paydowns and maturities of investment and mortgage-backed securities of $3.6 million in 1998 as compared to $3.9 million in 1997.

         Net cash provided in the Bank's financing activities (i.e., cash receipts primarily from net proceeds from stock issuance and from net increases in deposits and net decreases in FHLB advances) for the year ended September 30, 1998, totalled $3.7 million, an increase of $500,000 as compared to the year ended September 30, 1997.

         Approximately $14.2 million of the Bank's time deposits mature within the next 12 months. The Bank expects such deposits to be renewed at market rates. In addition to this source of continuing funding, the Bank has total borrowing capacity of 50% of total first mortgage loans through the FHLB of New York.

Year 2000 Issues

         The approaching millennium is causing organizations of all types to review their computer systems for the ability to properly accommodate the year 2000. When computer systems were first developed, two digits were used to designate the year in date calculations and "19" was assumed for the century. As a result, there is significant concern about the integrity of date sensitive calculations when the calendar rolls over to January 1, 2000. An older system could interpret 01/01/00 as January 1, 1900 potentially causing major problems calculating interest, payment, delinquency or maturity dates.

         The following discussion of the implications of the Year 2000 problem for the Bank contains numerous forward-looking statements based on inherently uncertain information. The cost of the project and the date on which the Bank plans to complete the internal Year 2000 modifications are based on management's best estimates, which were derived utilizing a number of assumptions of future events including the continued availability of internal and external resources, third party modifications and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ. Moreover, although management believes it will be able to make the necessary modifications in advance, there can be no guarantee that failure to modify the systems would not have a material adverse affect on the Bank.

         In addition, the Bank places a high degree of reliance on computer systems of third parties, such as customers, suppliers, and other financial and governmental institutions. Although the Bank is assessing the readiness of these third parties and preparing contingency plans, there can be no guarantee that the failure of these third parties to modify their systems in advance of December 31, 1999 would not have a material adverse affect on the Company.

         The Bank's internal Year 2000 Working Committee, comprised of senior management was formed to address the potential risk that Year 2000 poses for the Bank. This committee reports to the board of directors. In June 1997, the committee compiled a written Year 2000 Action Plan to promote awareness of pertinent issues and to provide for evaluation and testing of the Bank's electronic systems, programs and processes.

         Accurate data processing is essential to the Bank's operations and a lack of accurate processing by the Bank's vendor or by the Bank could have a significant adverse impact on the Bank's financial condition and results of operations. The Bank has been assured by its data processing service bureau that their computer services will function properly on and after January 1, 2000. Additional testing of the system was conducted in August 1998. If by the end of this year, the Bank's primary data processing service bureau has encountered unforseen problems and, as a result, will not be year 2000 compliant within the necessary timeframe, the Bank will seek a secondary data processing service provider to complete the task. If the Bank is unable to do this, it will identify those steps necessary to minimize the negative impact this could have on us. The Bank has upgraded its teller equipment to be year 2000 compliant as of October 27, 1998.

To the Board of Directors
Farnsworth Bancorp, Inc.


                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

We have audited the accompanying consolidated statement of financial condition of Farnsworth Bancorp, Inc. and Subsidiary as of September 30, 1998, and the related consolidated statements of income, changes in stockholders' equity and of cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We  conducted  our  audit  in  accordance  with  generally   accepted  auditing
standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly , in all material respects, the financial position of Farnsworth Bancorp, Inc. and Subsidiary at September 30, 1998, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.


/s/Kronick Kalada Berdy & Co., P.C.
------------------------------------
KRONICK KALADA BERDY & CO., P.C.

Kingston, Pennsylvania

November 9, 1998

To the Board of Directors
Peoples Savings Bank



                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------

I have audited the accompanying statement of financial condition of Peoples Savings Bank as of September 30, 1997, and the related statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Bank's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable
assurance  about  whether  the  financial   statements  are  free  of  material
misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peoples Savings Bank at September 30, 1997, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.



/s/ Lewis W. Parker, III, Certified Public Accountant
-----------------------------------------------------
    Lewis W. Parker, III, Certified Public Accountant

Lawrenceville, New Jersey

October 29, 1997

                     FARNSWORTH BANCORP, INC. AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                           September 30, 1998 and 1997


                                                                                September 30,
                                                                     ---------------------------------
         ASSETS                                                          1998                  1997
         ------                                                      -----------           -----------

Cash and due from banks                                              $ 3,928,077           $ 2,364,541
Securities available for sale                                            134,187                95,992
Securities held to maturity:
  Mortgage-backed                                                      1,890,642             3,016,352
  Other                                                                2,761,367             3,755,516
Loans receivable, net                                                 31,041,552            26,408,713
Accrued interest receivable                                              227,318               247,263
Federal Home Loan Bank of New York stock
  at cost substantially restricted                                       261,300               234,100
Premises and equipment                                                 1,468,846             1,463,866
Other assets                                                              60,458                32,263
                                                                     -----------           -----------
         Total assets                                                $41,773,747           $37,618,606
                                                                     ===========           ===========


   LIABILITIES AND STOCKHOLDERS' EQUITY
   ------------------------------------

Deposits                                                             $35,777,855           $35,196,576
Advances by borrowers for taxes and
  insurance                                                              214,884               157,843
Accrued and deferred income taxes                                        183,698                84,594
Accrued interest payable                                                  38,692                50,789
Accounts payable and other accrued
  expenses                                                               115,890                40,313
                                                                     -----------           -----------
         Total liabilities                                            36,331,019            35,530,115
                                                                     -----------           -----------
Preferred stock $.10 par value, 1,000,000 shares
  authorized; none issued and outstanding                                 --                    --
Common stock $.10 par value, 5,000,000 shares
  authorized; 379,858 shares issued; shares
  outstanding 379,858 (1998)                                              37,985                --
Additional paid in capital                                             3,396,262                --
Retained earnings substantially restricted                             2,227,363             2,029,176
Unreleased common stock and related additional paid in capital
 acquired by employee stock ownership plan (ESOP)                       (303,880)               --
Net unrealized appreciation on available
  for sale securities net of income taxes                                 84,998                59,315
                                                                     -----------           -----------
         Total stockholders' equity                                    5,442,728             2,088,491
                                                                     -----------           -----------
         Total liabilities and stockholders'
           equity                                                    $41,773,747           $37,618,606
                                                                     ===========           ===========


                   The accompanying notes are an integral part of these consolidated financial statements.

                     FARNSWORTH BANCORP, INC. AND SUBSIDIARY

                        CONSOLIDATED STATEMENTS OF INCOME

                 For the Years Ended September 30, 1998 and 1997


                                                  1998             1997
                                              -----------      -----------

Interest income:
  Loans receivable                            $ 2,295,219      $ 2,034,408
  Securities                                      375,951          600,421
  Federal funds sold                               52,670           --
                                              -----------      -----------
        Total interest income                   2,723,840        2,634,829
                                              -----------      -----------
Interest expense:
  Deposits                                      1,380,112        1,328,640
  Federal Home Loan Bank advances                  --               80,443
                                              -----------      -----------
        Total interest expense                  1,380,112        1,409,083
                                              -----------      -----------
Net interest income                             1,343,728        1,225,746
Provision for loan losses                          72,000            8,000
                                              -----------      -----------

        Net interest income after
          provision for loan losses             1,271,728        1,217,746
                                              -----------      -----------
Noninterest income:
  Fees and other service charges                  188,367          148,251
  Collection on deficiency judgement               54,024           --
  Loss on sale of assets                           --               (1,757)
  Income from REO                                  --                7,966
  Net realized gains on sale of
    available for sale securities                     933            6,977
                                              -----------      -----------
        Total noninterest income                  243,324          161,437
                                              -----------      -----------
Noninterest expense:
  Compensation and benefits                       554,956          513,966
  Occupancy and equipment                         232,385          217,985
  Federal insurance premiums and
    assessments                                    34,790           40,339
  Other                                           405,657          333,646
                                              -----------      -----------
        Total noninterest expense               1,227,788        1,105,936
                                              -----------      -----------
Income before provision for income
  taxes                                           287,264          273,247
Provision for income taxes                         89,077           81,340
                                              -----------      -----------
        Net income                            $   198,187      $   191,907
                                              ===========      ===========

Net income per common share:
  Basic                                       $       .57      $       .55
                                              ===========      ===========

Shares used in computing basic
  income per share                                349,470          349,470
                                              ===========      ===========




                   The accompanying notes are an integral part of these consolidated financial statement.

                     FARNSWORTH BANCORP, INC. AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                 For the Years Ended September 30, 1998 and 1997



                                                                                                 Net Unrealized
                                                                   Retained          Common      Appreciation
                                                    Additional     Earnings          Stock       on Securities          Total
                                         Common      Paid in     Substantially      Acquired     Available for         Retained
                                          Stock      Capital       Restricted        By ESOP    Sale, Net of Tax       Earnings
                                        ---------   ----------   -------------      ---------   ----------------      ----------
Balance at September 30, 1996           $   --      $   --       $ 1,837,269      $   --           $  41,353          $1,878,622

Net income for the year ended
  September 30, 1997                        --          --           191,907          --               --                191,907

Change in unrealized appreciation
  on securities available for
  sale, net of tax                          --          --             --             --              17,962              17,962
                                        ---------   ----------   -----------      ---------        ---------          ----------

Balance at September 30, 1997               --          --         2,029,176          --              59,315           2,088,491

Net income for the year ended
  September 30, 1998                        --          --           198,187          --               --                198,187

Net proceeds from issuance of
  common stock                             37,985    3,396,262                                                         3,434,247
Acquisition of common stock
  by ESOP                                                                          (303,880)                            (303,880)
Change in unrealized appreciation
  on securities available for
  sale, net of tax                          --          --             --             --              25,683              25,683
                                        ---------   ----------   -----------      ---------        ---------          ----------

Balance at September 30, 1998           $  37,985   $3,396,262   $ 2,227,363      $(303,880)       $  84,998          $5,442,728
                                        =========   ==========   ===========      =========        =========          ==========




                  The accompanying notes are an integral part of these consolidated financial statements.

                     FARNSWORTH BANCORP, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                 For the Years Ended September 30, 1998 and 1997


                                                                 1998                1997
                                                              -----------         -----------

Cash flows from operating activities:
  Net income                                                  $   198,187         $   191,907
                                                              -----------         -----------
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation                                                 55,717              57,264
      Provision for loan losses                                    72,000               8,000
      Net (gain) loss on sale of assets                              (933)              5,220
      Decrease in accrued interest receivable                      19,946              10,081
      Decrease (increase) in other assets                         (28,195)             49,279
      Increase in advances from borrowers                          57,041               5,936
      Increase in accrued income taxes and deferred
        income taxes                                               85,872              76,068
      (Decrease) in accrued interest payable                      (12,097)            (20,482)
      Increase (decrease) in other accrued liabilities             75,577            (206,383)
                                                              -----------         -----------
         Total adjustments                                        324,928             (15,017)
                                                              -----------         -----------
         Net cash provided by operating activities                523,115             176,890
                                                              -----------         -----------
Cash flows from investing activities:
  Net increase in loans receivable                             (4,704,839)         (3,155,700)
  Redemption of securities, held to maturity                    2,619,859           2,650,000
  Purchase of securities, held to maturity                       (500,000)         (1,265,606)
  Purchase of securities, available for sale                     (996,156)         (1,215,742)
  Proceeds from sale of securities, available for sale            997,808           1,219,685
  Purchase of Federal Home Loan Bank stock                        (27,200)              --
  Proceeds from sale of real estate owned                          --                 297,690
  Purchase of premises and equipment                              (60,697)            (17,380)
                                                              -----------          -----------
         Net cash used in investing activities                 (2,671,225)         (1,487,053)
                                                             -----------          -----------


                                  (Continued)

                     FARNSWORTH BANCORP, INC. AND SUBSIDIARY

                 For the Years Ended September 30, 1998 and 1997

                                                                 1998                1997
                                                              -----------         -----------

Cash flows from financing activities:
  Increase in savings accounts and demand deposits                554,677           3,074,729
  Net increase in certificates of deposit                          26,602           2,551,964
  Federal Home Loan Bank repayment                                 --              (2,435,291)
  Net proceeds from issuance of stock                           3,130,367              --
                                                              -----------         -----------
         Net cash provided by financing
           activities                                           3,711,646           3,191,402
                                                              -----------         -----------
Net increase in cash and due from banks                         1,563,536           1,881,239
Cash and due from banks at beginning of period                  2,364,541             483,302
                                                              -----------         -----------
Cash and due from banks at end of period                      $ 3,928,077         $ 2,364,541
                                                              ===========         ===========

Supplemental disclosure:
  Cash paid during the period for:
    Interest                                                  $ 1,392,209         $ 1,429,565
                                                              ===========         ===========
    Income taxes                                              $     - 0 -         $     2,055
                                                              ===========         ===========
Non-cash items:
  Loan to ESOP                                                $   303,880
                                                              ===========

  Unrealized gain on securities available
    for sale, net of deferred income taxes                    $    25,683         $   17,962
                                                              ===========         ==========


                   The accompanying notes are an integral part of these consolidated financial statements.

                     FARNSWORTH BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   Operations and Summary of Significant Accounting Policies
     ---------------------------------------------------------

     Nature of Operations
     --------------------

     Farnsworth Bancorp, Inc. (the "Company") is a non-operating bank holding company. Its Subsidiary (the "Bank") operates two branches in Burlington County, New Jersey. The Bank offers customary banking services, including accepting checking, savings and time deposits and the making of commercial, real estate and consumer loans, to customers who are predominantly small and middle-market business and middle-income individuals.

     Basis of Financial Statement Presentation
     -----------------------------------------

     The consolidated financial statements, which have been prepared in conformity with generally accepted accounting principles, include the accounts of the Company and its wholly owned subsidiary, Peoples Savings Bank. All significant intercompany accounts and transactions have been eliminated in consolidation. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ significantly from those estimates.

     In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses and foreclosed real estate. Such agencies may require the Bank to recognize additions to the allowance for loan losses or additional writedowns on foreclosed real estate based on their judgements about information available to them at the time of their examination.

     Concentration of Risk
     ---------------------

     The Bank's lending and real estate activity is concentrated in real estate and loans secured by real estate located in the State of New Jersey. The Bank's loan portfolio is predominantly made up of 1 to 4 family unit first mortgage loans in Burlington County. These loans are typically secured by first lien positions on the respective real estate properties and are subject to the Bank's loan underwriting policies. In general, the Bank's loan portfolio performance is dependent upon the local economic conditions.

                     FARNSWORTH BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


1.   Operations and Summary of Significant Accounting Policies (Continued)
     ---------------------------------------------------------------------

     Net Income Per Common Share
     ---------------------------

     In February 1997, the FASB issued Statement No. 128, "Earnings Per Share". Statement No. 128 is effective for the years ended after December 15, 1997 and requires that prior period data be restated. Per share amounts are reported in accordance with Statement of No. 128.

     Basic net income per common share is calculated by dividing net income by the number of shares of common stock outstanding, adjusted for the unallocated portion of shares held by the ESOP. Diluted net income per share is calculated by adjusting the number of shares of common stock outstanding to include the effect of stock options, stock-based compensation grants and other securities, if dilutive, using the treasury stock method. The Company has no potentially dilutive securities.

     Per share amounts for the year ended September 30, 1998 and 1997 have been calculated based on the net income for the entire year and assume the common stock issued has been outstanding since October 1, 1996.

     Interest-rate Risk
     ------------------

     The Bank is principally engaged in the business of attracting deposits from the general public and using these deposits to make loans secured by real estate and, to a lesser extent, consumer loans and to purchase mortgage-backed and investment securities. The potential for interest-rate risk exists as a result of the shorter duration of the Bank's interest-sensitive liabilities compared to the generally longer duration of interest-sensitive assets. In a rising interest rate environment, liabilities will reprice faster than assets, thereby reducing the market value of long-term assets and net interest income. For this reason, management regularly monitors the maturity structure of the Bank's assets and liabilities in order to measure its level of interest-rate risk and to plan for future volatility.

                     FARNSWORTH BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

1.   Operations and Summary of Significant Accounting Policies (Continued)
     ---------------------------------------------------------------------

      Cash Equivalents
      ----------------

      For the purpose of presentation in the statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance-sheet caption "cash and due from banks." The Bank considers all highly liquid investments with original maturities of three months or less when purchased as cash equivalents.

      Securities
      ----------

      The Bank's investments in securities are classified in two categories and accounted for as follows:

     o Securities Held to Maturity. Bonds, notes and debentures for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts.

     o Securities Available for Sale. Securities available for sale consist of debt and equity securities not classified as trading or securities held to maturity.

      Declines in the fair value of individual held to maturity and available for sale securities below their cost that are other than temporary will result in write-downs of the individual securities to their fair value. The related write-downs will be included in earnings as realized losses.

      Unrealized holding gains and losses, net of tax, on securities available for sale are reported as a net amount in a separate component of equity until realized.

      Gains and losses on the sale of securities available for sale are determined using the specific-identification method.

      Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

                     FARNSWORTH BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

1.   Operations and Summary of Significant Accounting Policies (Continued)
     ---------------------------------------------------------------------

     Loans Receivable
     ----------------

     Loans receivable that management has the intent and ability to hold until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

     Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield over the contractual life of the loan.

     Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. These loans include all loans, uncollateralized as well as collateralized, except large groups of smaller-balance homogenous loans that are collectively evaluated for impairment and loans that are measured at fair value or at the lower of cost or fair value. A loan evaluated for impairment is deemed to be impaired when based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. All loans identified as impaired are evaluated independently.

     The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

     The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

                     FARNSWORTH BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

1.   Operations and Summary of Significant Accounting Policies (Continued)
     ---------------------------------------------------------------------

     Premises and Equipment
     ----------------------

     Land is carried at cost. Premises, equipment and improvements are carried at cost less accumulated depreciation. Significant renovations and additions are capitalized. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged to expense as incurred. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets.

     Foreclosed Real Estate
     ----------------------

     Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at the lower of cost or fair value at the date of foreclosure. Costs relating to development and improvement of property are capitalized, whereas costs relating to the holding of property are expensed. Valuations are periodically performed by management, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its fair value less estimated selling cost. Gains and losses from sale of these properties are recognized as they occur. Income from operating properties is recorded in operations as earned. There were no such properties held at either year end.

      Income Taxes
      ------------

      Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

      Reclassification
      ----------------

      Certain amounts for the year ended September 30, 1997, have been reclassified to conform with the current period's presentation.

                     FARNSWORTH BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

2.   Reorganization and Stockholders' Equity
     ---------------------------------------

     On March 2,  1998,  the Board of  Directors  of the Bank  adopted a Plan of
     Conversion, pursuant to which the Bank would convert from a federally chartered mutual savings bank to a federally chartered stock savings bank, with the concurrent formation of a holding company. The holding company, Farnsworth Bancorp, Inc., (the "Company") is a New Jersey corporation organized in May 1998 to acquire all of the capital stock of the Bank upon the completion of the conversion. In 1996, the Bank converted from a New Jersey chartered mutual savings bank to a federally chartered mutual savings bank. Concurrently, the Bank changed its name from Peoples Savings Bank, SLA to Peoples Savings Bank.

     On September 29, 1998, the conversion and initial public stock offering were completed with the issuance of 379,858 shares of the Company's common stock, par value $.10 per share, for $3,130,367 net of conversion costs and the effect of the shares acquired by the ESOP. Concurrently with the issuance of the Company's common stock, the Company purchased all of the outstanding capital stock of the Bank.

      At the time of the conversion, the Bank, in order to grant priority to eligible depositors in the event of future liquidation, established a liquidation account of $2,225,315, an amount equal to its total net worth as of June 30, 1998, the date of the latest statement of financial condition appearing in the final prospectus. The liquidation account will be maintained for the benefit of eligible account holders who continue to maintain their accounts at the bank after the conversion. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits. Subsequent increases in the deposit account will not restore an eligible account holder's interest in the liquidation account. In the unlikely event of a complete liquidation, each eligible account holder will be entitled to receive a distribution from the liquidation accounting in an amount proportionate to their current adjusted qualifying balances. The balance of the liquidation account on September 30, 1998 has not been determined.

      The ability of the Company to pay dividends to stockholders is dependent upon the receipt of income from the Bank. The Bank may not declare or pay any dividend on or repurchase any of its capital stock if the effect thereof would cause its net worth to be reduced below: (1) the amount required for the liquidation account, or (2) the net worth requirements contained in section 563.13 (b) of the rules and regulation of the Office of Thrift Supervision (the "OTS").

                     FARNSWORTH BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

3.    Securities Available for Sale and Held to Maturity
      --------------------------------------------------

     The carrying amounts and fair values of these securities at September 30, 1998 and 1997 are summarized as follows:

                                                                       September 30, 1998
                                                     ------------------------------------------------------
                                                                         Gross Unrealized
                                                      Amortized      -------------------------
                                                        Cost           Gains          Losses     Fair Value
                                                     -----------     ----------     ----------   ----------
      Held to maturity:
          U.S. Government and agency
            securities                               $ 2,662,152     $  122,328     $   10,915   $2,773,565
          Municipal securities                            99,215         16,003         --          115,218
                                                     -----------     ----------     ----------   ----------

                                                     $ 2,761,367     $  138,331     $   10,915   $2,888,783
                                                     ===========     ==========     ==========   ==========

                                                                       September 30, 1998
                                                     ------------------------------------------------------
                                                                         Gross Unrealized
                                                      Amortized      -------------------------
                                                        Cost           Gains          Losses     Fair Value
                                                     -----------     ----------     ----------   ----------
      Held to maturity:
          U.S. Government and agency
            securities                               $ 3,656,359     $   --         $  105,428   $3,550,931
          Municipal securities                            99,157         11,714         --          110,871
                                                     -----------     ----------     ----------   ----------

                                                     $ 3,755,516     $   11,714     $  105,428   $3,661,802
                                                     ===========     ==========     ==========   ==========

                                                                       September 30, 1998
                                                     ------------------------------------------------------
      Available for sale securities:
        Equity securities                            $     3,339     $  130,848     $    --      $  134,187
                                                     ===========     ==========     ==========   ==========

                                                                       September 30, 1998
                                                     ------------------------------------------------------
      Available for sale securities:
        Equity securities                            $     3,339     $   92,653     $    --      $   95,992
                                                     ===========     ==========     ==========   ==========

     The schedule of maturities of securities held to maturity at September 30, 1998 were as follows:

                                            Held-to-Maturity
                                               Securities
                                    ----------------------------------
                                    Amortized                  Fair
                                      Cost                     Value
                                    ----------              ----------
      Due in one year or less       $    --                 $    --
      Due after one to five years    1,247,958               1,325,260
      Due after five to ten years    1,414,194               1,448,305
      Due after ten years               99,215                 115,218
                                    ----------              ----------
                                    $2,761,367              $2,888,783
                                    ==========              ==========

4.    Mortgage Backed Securities, Held to Maturity
      --------------------------------------------

     Investments in mortgage-backed and related securities are stated at cost, adjusted for amortization of premiums and accretion of discounts. The Bank has adequate liquidity and capital, and it is management's intention to hold such assets to maturity.

                     FARNSWORTH BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


4.    Mortgage Backed Securities, Held to Maturity (Continued)
      --------------------------------------------

     The principal values, carrying values and fair values of mortgage-backed securities are summarized as follows:


                                                                      September 30, 1998
                                       ----------------------------------------------------------------------------
                                        Principal          Unamortized                Unearned            Carrying
                                         Balance             Premiums                 Discounts             Value
                                       ----------          -----------                ---------          ----------
      GNMA Certificates                $  780,645          $    11,717                $   --             $  792,362
      FHLMC and FNMA
        Certificates                    1,106,679                  190                    8,589           1,098,280
                                       ----------          -----------                ---------          ----------
                                       $1,887,324          $    11,907                $   8,589          $1,890,642
                                       ==========          ===========                =========          ==========

                                                                      September 30, 1998
                                       ----------------------------------------------------------------------------
                                                                     Gross Unrealized
                                        Carrying           ------------------------------------             Fair
                                         Value                Gains                    Losses               Value
                                       ----------          -----------                ---------          ----------
      GNMA Certificates                $  792,362          $     7,586                $   --             $  799,948
      FHLMC and FNMA
        Certificates                    1,098,280               22,148                    1,566           1,118,862
                                       ----------          -----------                ---------          ----------
                                       $1,890,642          $    29,734                $   1,566          $1,918,810
                                       ==========          ===========                =========          ==========

                                                                      September 30, 1998
                                       ----------------------------------------------------------------------------
                                        Principal          Unamortized                Unearned            Carrying
                                         Balance             Premiums                 Discounts             Value
                                       ----------          -----------                ---------          ----------
      GNMA Certificates                $  991,502          $    15,221                $  --              $1,006,723
      FHLMC and FNMA
        Certificates                    2,020,626               --                       10,997           2,009,629
                                       ----------          -----------                ---------          ----------
                                       $3,012,128          $    15,221                $  10,997          $3,016,352
                                       ==========          ===========                =========          ==========

                                                                      September 30, 1998
                                       ----------------------------------------------------------------------------
                                                                     Gross Unrealized
                                        Carrying           ------------------------------------             Fair
                                         Value                Gains                    Losses               Value
                                       ----------          -----------                ---------          ----------
      GNMA Certificates                $1,006,723          $    15,047                $  --              $1,021,770
      FHLMC and FNMA
        Certificates                    2,009,629               --                        3,563           2,006,066
                                       ----------          -----------                ---------          ----------
                                       $3,016,352          $    15,047                $   3,563          $3,027,836
                                       ==========          ===========                =========          ==========

     Mortgage-backed securities with a carrying value and fair value of $548,540 and $546,683 at September 30, 1998 and of $692,592 and $687,379 at
     September 30, 1997, respectively are pledged as security for deposits of governmental entities under the provisions of Governmental Unit Deposit Protection Act (GUDPA).

5.    Loans Receivable
      ----------------

      Loans receivable at September 30, are summarized as follows:

                                                           September 30,
                                                    ---------------------------
                                                       1998            1997
                                                    -----------    ------------
      First mortgage loans
        Principal balance:
          Secured by one to four family residence    $24,736,226    $20,220,605
          Construction loans                           2,434,619      2,842,410
          Commercial real estate                       1,019,284      1,143,688
                                                     -----------    -----------
                                                      28,190,129     24,206,703
      Less:
        Loans in process - real estate                  (500,262)      (894,743)
        Unearned discounts                               (12,466)       (12,466)
        Deferred loan origination fees, net             (187,000)      (141,171)
                                                     -----------    -----------
         Total first mortgage loans                   27,490,401     23,158,323
                                                     -----------    -----------

                     FARNSWORTH BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


5.    Loans Receivable (Continued)
      ----------------

                                                             September 30,
                                                    ---------------------------
                                                        1998           1997
                                                    -----------    ------------
      Consumer and other loans
        Principal balances:
          Home equity                                 3,196,534      3,003,459
          Personal loans                                151,720         48,939
          Loans secured by savings                      157,248        246,442
          Commercial business loans                     180,649         17,550
                                                    -----------    -----------
           Total consumer and other loans             3,686,151      3,316,390
                                                    -----------    -----------
           Total Loans                               31,176,552     26,474,713

      Less allowance for loan losses                   (135,000)       (66,000)
                                                    -----------    -----------
           Total loans receivable                   $31,041,552    $26,408,713
                                                    ===========    ===========


Loans having carrying values of approximately $290,714 and $199,000 at September 30, 1998 and September 30, 1997, respectively, are considered to be impaired. There are no impaired loans for which there is a specific allowance. The average recorded investment in impaired loans was approximately $210,000 for 1998.

At September  30, 1998 and 1997,  nonaccrual  loans for which  interest had been
discontinued  totalled  approximately   $290,714  and  $126,512,   respectively.
Interest income actually recognized is summarized as follows:

                                                           September 30,
                                                    --------------------------
                                                      1998              1997
                                                    -----------    -----------
      Interest income that would
        have been recorded                          $    27,162    $     9,478
      Interest income recognized                         10,065          4,677
                                                    -----------     -----------
      Interest income not recognized                $    17,097    $     4,801
                                                    ===========    ===========

      An analysis of the change in the allowance for loan losses:

                                                           September 30,
                                                    --------------------------
                                                      1998              1997
                                                    -----------    -----------
      Allowance for loan losses:
        General valuation allowance:
          Beginning of year                         $    66,000    $    58,000
            Additional provisions                        72,000          8,000
            Charge offs                                   3,000          --
                                                    -----------    -----------
          End of year                               $   135,000    $    66,000
                                                    ===========    ===========

      The activity with respect to loans to directors, officers and associates of such persons, is summarized as follows:
                                                           September 30,
                                                    --------------------------
                                                      1998              1997
                                                    -----------    -----------
      Beginning of period                           $   291,218    $   301,675
      Loans originated                                    --            25,000
      Collection of principal                            73,944         35,457
                                                    -----------    -----------
      End of period                                 $   217,274    $   291,218
                                                    ===========    ===========

      All loans are collateralized by deposits and/or real estate.

                     FARNSWORTH BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

6.    Accrued Interest Receivable
      ---------------------------

      Accrued interest receivable is summarized as follows:

                                                           September 30,
                                                    --------------------------
                                                      1998              1997
                                                    -----------    -----------
      Loans receivable                              $   196,729    $   185,970
      Mortgage backed securities                          9,467         15,996
      Other held to maturity securities                  21,122         45,297
                                                    -----------    -----------
                                                    $   227,318    $   247,263
                                                    ===========    ===========

7.    Premises and Equipment
      ----------------------

      Premises and equipment are summarized by major classification as follows:

                                                           September 30,
                                                    --------------------------
                                                      1998              1997
                                                    -----------    -----------

      Land                                          $   126,435    $   126,435
      Land improvements                                  13,608         --
      Office building (Bordentown)                    1,350,262      1,349,960
      Office building (Florence)                         38,299         38,299
      Furniture, fixtures and
        equipment                                       331,532        284,745
                                                    -----------    -----------
                                                      1,860,136      1,799,439
      Less accumulated
        depreciation                                    391,290        335,573
                                                    -----------    -----------
                                                    $ 1,468,846    $ 1,463,866
                                                    ===========    ===========

      Depreciation charged to operations was $55,717 and $57,264 for the years ended 1998 and 1997, respectively. Useful lives used in the calculation of depreciation are as follows:

      Buildings                                          25 to 40 years
      Building improvements and land improvements         7 to 40 years
      Furniture, fixtures and equipment                   5 to  7 years

8.    Deposits
      --------

      Deposits as of September 30, are summarized as follows:

                                           1998                1997
                                        -----------         -----------
                                           Amount              Amount
                                        -----------         -----------
      NOW accounts                      $ 4,230,556         $ 3,518,176
      Money Market accounts               2,206,431           2,912,054
      Passbook and club accounts          6,631,263           5,963,246
      Non Interest Bearing                2,813,028           2,933,125
                                        -----------         -----------
                  Subtotal               15,881,278          15,326,601
                                        -----------         -----------

      Certificates of deposit:
        3.01% to 4.0%                       485,579             660,029
        4.01% to 5.0%                     3,287,304           2,278,310
        5.01% to 6.0%                    15,360,755          15,905,072
        6.01% to 7.0%                       762,939           1,026,564
                                        -----------         -----------
      Total Certificates of Deposit      19,896,577          19,869,975
                                        -----------         -----------
      Total Deposits                    $35,777,855         $35,196,576
                                        ===========         ===========

                     FARNSWORTH BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


8.    Deposits (Continued)
      --------

      Deposits of officers and directors totalled $249,488 in 1998. The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $1,499,000 and $2,237,000 at September 30, 1998 and 1997. These certificates of deposit do not receive preferential rates of interest. Deposits in excess of $100,000 are not federally insured.

      As of September 30, 1998 and 1997, scheduled maturities of certificates of deposit (rounded to the nearest $1,000) are summarized as follows:

                                                     September 30,
                                          ------------------------------------
                                             1998                     1997
                                          -----------              -----------

      Due in 3 months or less             $ 3,874,000              $ 4,070,000
      Due after 3 months to 1 year         10,341,000               11,151,000
      Due after 1 year to 3 years           3,726,000                4,040,000
      Due after 3 years to 5 years          1,956,000                  609,000
                                          -----------              -----------
                                          $19,897,000              $19,870,000
                                          ===========              ===========

      Interest expense on deposits for the years ended September 30, 1998 and 1997 is summarized as follows:

                                                     September 30,
                                          ------------------------------------
                                             1998                     1997
                                          -----------              -----------
      NOW accounts                        $   101,832              $    87,530
      Money market accounts                    65,745                   56,397
      Passbook and club accounts              170,102                  174,929
      Certificates of deposit               1,042,433                1,009,784
                                          -----------              -----------
                                          $ 1,380,112              $ 1,328,640
                                          ===========              ===========

9.    Other Borrowed Funds
      --------------------

     Interest was payable on advances in the year ended September 30, 1997, at rates ranging from 5.54% to 5.86% with maturities due October and December of 1996. These advances were collateralized by Federal Home Loan Bank stock, investments in securities and mortgages. The Association has $9,404,651 available for borrowing as of September 30, 1998.

10.   Gains on Sale of Interest Earning Assets
      ----------------------------------------

                                                     September 30,
                                          -----------------------------------
                                             1998                     1997
                                          -----------             -----------
      Realized gains on sales of:
        available-for-sale securities     $       933             $     6,977
                                          ===========             ===========

      There were no losses realized on the sale of securities during either of these periods.

                     FARNSWORTH BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

11.   Income Taxes
      ------------

     The Bank has qualified as a Savings Institution under provisions of the Internal Revenue Code. Prior to January 1, 1996 the bank was permitted to deduct from taxable income an allowance for bad debts based on a percentage of taxable income; such rate was 8% before such deduction. Retained earnings at September 30, 1998 and 1997 included untaxed earnings of approximately $407,133 and $432,775, respectively, representing such bad debt deductions.

     On August 21, 1996, legislation was signed into law which repealed the percentage of taxable income method for tax bad debt deductions. The repeal is effective for the Bank's taxable year beginning October 1, 1996. In addition, the legislation requires the Bank to include in taxable income its bad debt reserves in excess of its base year reserves over a six, seven, or eight year period depending upon the attainment of certain loan origination levels. Since the percentage of taxable income method for federal tax bad debt deductions and the corresponding increase in the Federal tax bad debt reserve in excess of the base year have been reflected as temporary differences with deferred income taxes recorded thereon, this change in the tax law did not have a material adverse effect on financial position or operations.

     Retained earnings at September 30, 1998 and 1997 includes approximately $128,208 and $153,850, respectively, of tax bad debt deductions which are considered a temporary difference between the book and income tax basis of loans receivable, but for which income taxes have not been provided. If such amount is used for purposes other than bad debt losses, including distributions in liquidation, it will be subject to income tax at the then current rate.

      The provision for federal and state income taxes differs from that computed at the federal statutory rate as follows:

                                                           September 30,
                                                  ------------------------------
                                                     1998               1997
                                                  ------------      ------------
      Statutory tax rate                                34%               34%
      Tax at federal statutory rate               $    97,670       $    92,904
      New Jersey savings institution tax                5,688             5,410
      Decrease in tax:
        Tax exempt income                              (2,000)           (2,000)
        Miscellaneous                                 (12,281)          (14,974)
                                                  -----------        ----------
                                                  $    89,077       $    81,340
                                                  ===========        ==========

      Effective tax rate                               .31%               30%

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

11.   Income Taxes (Continued)
      ------------

      The tax provision is summarized as follows:
                                                           September 30,
                                                  ------------------------------
                                                     1998               1997
                                                  ------------     -------------
      Current federal                            $   114,265        $     3,006
      Deferred federal                               (32,598)            71,238
      Current state                                   10,800                620
      Deferred state                                  (3,390)             6,476
                                                 -----------        -----------
                                                 $    89,077        $    81,340
                                                 ===========        ===========

      The following temporary differences gave rise to deferred tax assets and liabilities:

                                                  September          September
                                                   30, 1998           30, 1997
                                                 ----------         ----------
      Deferred tax assets:
        Allowance for loan losses                $   47,490         $   22,167
        Deferred loan origination fees, net          22,010             30,920
        Accrued payroll                              10,150              8,350
                                                 ----------         ----------
           Total deferred tax assets                 79,650             61,437
                                                 ----------         ----------
     Deferred tax liabilities:
        Premises and equipment                       23,050            17,390
        Unrealized appreciation on investments       47,070            33,340
        Tax reserve for loan losses                  68,212            91,647
                                                 ----------        ----------
           Total deferred tax liabilities           138,332           142,377
                                                 ----------        ----------
          Net deferred tax asset (liability)     $  (58,682)       $  (80,940)
                                                 ==========        ==========

12.   Commitments
      -----------

      At September 30, 1998 the Bank had the following commitments  outstanding.

                                  Amounts          Rate              Term
                                -----------     --------------     -------------
                                (Unaudited)

      Mortgages (fixed rate)    $   295,200     5.375% to 7.13%    3 to 30 years
                                                 0 to 3 points

      Commercial loan               600,000     8.25% to 9.50%     1 to 15 years
                                                 0 to 1 points

      Home Equity Loan              193,000     7.5% to 8.99%      7 to 15 years
                                -----------      0 points
                                $ 1,088,200
                                ===========

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

12.  Commitments (Continued)
     -----------

     There are four letters of credit outstanding. An annual fee of 1 point is due on each of the letters of credit. Interest is due at various rates if the letters of credit are utilized. The value of all four letters totals $145,000. The Bank also has lines of credit with undrawn balances of $739,369.

13.  Financial Instruments
     ---------------------

     Fair Values of Financial Instruments
     ------------------------------------

     The following methods and assumptions were used by the Bank in estimating fair values of financial instruments as disclosed herein:

     Cash and Due from Banks
     -----------------------

     The carrying amounts of cash and due from banks are based on quoted market prices.

     Available-for-Sale and Held-to-Maturity Securities
     --------------------------------------------------

     Fair values for securities are based on quoted market prices. Fair value of the Federal Home Loan Bank of New York stock is its cost.

     Loans Receivable
     ----------------

     For variable-rate loans that reprice frequently and with no significant credit risk, fair values are based on carrying values. The fair values of all other loans are estimated using discounted cash flow analysis, using interest rates currently offered for loans with similar terms to borrowers of similar credit risk. Fair values for impaired loans are estimated using discounted cash flows analyses determined by the loan review function or underlying collateral values, where applicable.

     Deposit Liabilities
     -------------------

     The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date. The carrying amounts of variable-rate, fixed-term money-market accounts and certificates of deposit
     (CDs) approximate their fair values at the reporting date. Fair values for fixed-rate CDs are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

13.  Financial Instruments (Continued)
     ---------------------

     Accrued Interest Receivable and Payable
     ---------------------------------------

     The carrying amounts of accrued interest approximate their fair values.

     Off-Balance-Sheet Instruments
     -----------------------------

     Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standings.

     The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing need of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments consist of commitments to extend credit and commerical letters of credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan agreement. These commitments are comprised of the undisbursed portion of mortgages, commercial loans and home equity loan originations. The Bank's exposure to credit loss from nonperformance by the other party to the financial instruments for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Generally, collateral, usually in the form of real estate, is required to support financial instruments with credit risk. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

                     FARNSWORTH BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

13.   Financial Instruments (Continued)
      ---------------------------------

      The estimated fair values of the Bank's financial instruments were as follows at: (000's omitted)

                                                    September 30, 1998         September 30, 1997
                                                    --------------------       --------------------
                                                    Carrying      Fair         Carrying      Fair
      Financial Assets                               Amount       Value         Amount       Value
      ----------------                              --------     -------       --------     -------
      Cash and due from banks                       $  3,928     $ 3,928       $  2,364     $ 2,364
      Securities held to maturity                      4,652       4,808          6,772       6,690
      Securities available for sale                      134         134             96          96
      Federal Home Loan Bank Stock                       261         261            234         234
      Loans receivable                                31,042      31,293         26,409      26,107
      Accrued interest receivable                        227         227            247         247

      Financial Liabilities
      ---------------------

      Deposit liabilities                             35,778      35,981         35,197      35,170


14.  Benefit Plans
     -------------

     Defined Contribution Plan
     -------------------------

     A salary reduction thrift plan covers all employees with 1 year of service of at least 1,000 hours. The employee may defer up to 9% of his salary. The Bank matches elective employee deferrals at a rate of 50% of the deferral for the first 6% deferred. Employer contributions were $6,767 and $3,672 for 1998 and 1997, respectively.

     ESOP
     ----

     Effective upon conversion, an ESOP was established for all eligible employees. The ESOP used a $303,880 term loan from the Company to purchase 30,385 shares of Company common stock in the initial offering. The term loan from the Company to the ESOP, including interest, is payable over 180 equal monthly installments. The initial interest rate is 8.25% and is subject to semi-annual adjustment based on the prime rate. The Company intends to make contributions to the ESOP which will be equal to the principal and interest payment required from the ESOP on the term loan. Shares purchased with the loan proceeds are pledged as collateral for the term loan and are held in a suspense account for future allocation among participants. Contributions to the ESOP

                     FARNSWORTH BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

14.  Benefit Plans (Continued)
     -------------

     and shares released from the suspense account will be allocated among the participants on the basis of compensation, as described by the plan in the year of allocation. ESOP shares pledged as collateral are reported as unreleased ESOP shares in the consolidated statements of financial condition. As shares are committed to be released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for basic net income per common share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings. Contributions equivalent to dividends on unallocated ESOP shares are recorded as a reduction of debt.

      The ESOP shares were as follows:

                                                    1998
                                               -----------
      Unreleased shares                             30,388
                                               -----------
      Total ESOP shares                             30,388
                                               ===========
      Fair value of unreleased shares          $   303,880
                                               ===========

15.   Regulatory Capital Requirement
      ------------------------------

      The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance- sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     The Office of Thrift Supervision ("OTS") has prescribed capital requirements which include three separate measurements of capital adequacy: a leverage-ratio capital standard ("core"), a tangible capital standard and a risk-based capital standard (collectively known as the "Capital Rule"). The Capital Rule requires each savings institution to maintain tangible capital equal to at least 1.5% of its adjusted total assets and core capital equal to at least 4.0% of its adjusted total assets. The Capital Rule further requires each savings institution to maintain total risk-based capital equal to at least 8.0% of its risk-weighted assets.

                     FARNSWORTH BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

15.   Regulatory Capital Requirement (Continued)
      ------------------------------

     The Bank at September 30, 1998 and 1997 meets the regulatory core capital, tangible capital, Tier I capital and total risk based capital requirements as summarized below:

                                                                                               To be Well-
                                                                                             Capitalized Under
                                                                      For Capital            Prompt Corrective
                                              Actual                Adequacy Purposes        Action Provisions
                                       -------------------        --------------------      --------------------
                                       Amount        Ratio        Amount        Ratio       Amount        Ratio
                                       ------        -----        ------        ------      ------        ------
                                                              (Dollars to Thousands)
      As of September 30, 1997:
        Risk-based capital            $  2,095        11.52         1,454         8.00        1,818        10.00
        Tier 1 capital                   2,029        11.16          N/A          N/A         1,091         6.00
        Core capital                     2,029         5.40         1,503         4.00        1,878         5.00
        Tangible capital                 2,029         5.40           563         1.50         N/A          N/A
      As of September 30, 1998:
        Risk-based capital            $  4,685        22.61         1,658         8.00        2,073        10.00
        Tier 1 capital                   4,465        22.55          N/A          N/A         1,188         6.00
        Core capital                     4,465        10.71         1,668         4.00        2,085         5.00
        Tangible capital                 4,465        10.71           625         1.50         N/A          N/A

     The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") imposes increased requirements on the operations of financial institutions and mandated the development of regulations designed to empower regulators to take prompt corrective action with respect to institutions that fall below certain capital standards. FDICIA stipulates that an institution with less than 4% core capital is deemed to be undercapitalized. Quantitative measures established by FDICIA to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total, core and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of September 30, 1998, that the Bank meets all capital adequacy requirements to which it is subject.

     As of September 19, 1997, the most recent notification from the OTS, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum risk-based, Tier I and total core ratios of 10%, 6%, and 5%, respectively. There are no conditions existing or events which have occurred since notification that management believes have changed the Bank's category.

      Management believes that, under the current regulations, the Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Bank could adversely affect its future minimum capital requirements.

                     FARNSWORTH BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


16.   Special Deposit Insurance Assessment
      ------------------------------------

     On September 30, 1996, congressional legislation was enacted which is designed to recapitalize the Savings Association Insurance Fund (SAIF) and to eliminate the substantial deposit premium disparity between Bank Insurance Fund (BIF) and SAIF-insured institutions. The legislation imposed a one-time assessment on all SAIF-insured deposits, as of March 31, 1995. For the Bank, the assessment totalled $191,615, and is reflected in the non-interest expenses section of the statement of income for the year ended September 30, 1996.

     Beginning on January 1, 1997, the FDIC has estimated that, in addition to normal deposit insurance premiums, BIF members will pay a portion of the FDIC payment equal to 1.3 basis points on BIF-insured deposits compared to
     6.4 basis points by SAIF members on SAIF-insured deposits. All institutions will pay a pro-rata share of the FDIC payment on the earlier of January 1, 2000 or the date upon which the last savings association ceases to exist. The legislation also requires BIF and SAIF to be merged by January 1, 1999 provided that legislation is adopted to eliminate the savings association charter and no savings associations remain as of the time.

     The FDIC has recently lowered SAIF assessments to a range comparable to that of BIF members, although SAIF members must also make the FDIC payments described above. Management cannot predict the precise level of FDIC insurance assessments on an ongoing basis or whether the BIF and SAIF will eventually be merged.

17.   Parent Only Financial Information
      ---------------------------------

     The Company operates one wholly owned subsidiary, the Bank. The earnings of the Bank are recognized by the Company using the equity method of accounting. Accordingly, the earnings of the Bank are recorded as increases in the Company's investment in the subsidiary. The following are the condensed financial statements for the Company (parent company only) as of September 30, 1998 and for the period then ended. The Company had no operations prior to the Bank's conversion to stock form on September 29, 1998.

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


17.   Parent Only Financial Information (Continued)
      ---------------------------------


                                                         September 30,
                                                         -------------
      Statement of Financial Condition                       1998
                                                         -------------
      Assets
      Cash                                               $     638,692
      Investment in subsidiary                               2,548,435
                                                         -------------

           Total assets                                  $   3,187,127
                                                         =============


      Liabilities, accrued expenses                      $      56,760
                                                         -------------

      Stockholders' equity

      Common stock                                              37,985
      Additional paid in capital                             3,396,262
      Common stock and additional paid in capital
        acquired by employee stock ownership plan             (303,880)
                                                         -------------
           Total stockholders' equity                        3,130,367
                                                         -------------

      Liabilities and stockholders' equity               $   3,187,127
                                                         =============



                                              From
                                            Inception
                                           September 29,
                                              1998 to
                                           September 30,
      Statement of Income                      1998
                                           -------------

            Revenues and net income          $    --
                                           =============



                                                                    From
                                                                 Inception
                                                                September 29,
                                                                   1998 to
                                                                September 30,
      Statement of Cash Flows                                       1998
                                                                -------------
      Cash flows from operating activities,
        increase in accrued expenses                            $      56,759
      Cash flows from investing activities,
        investment in subsidiary                                   (2,548,435)

      Cash flows from financing activities,
        issuance of common stock, net                               3,130,367
                                                                -------------

      Increase in cash and cash, ending                         $     638,692
                                                                =============
      Non cash transaction
        Loan to ESOP                                            $     303,880
                                                                =============

Corporate Information
---------------------
                            FARNSWORTH BANCORP, INC.
                              789 Farnsworth Avenue
                          Bordentown, New Jersey 08505
                                 (609) 298-0723

                              PEOPLES SAVINGS BANK

            Main Office                          Florence Office
       789 Farnsworth Avenue                      4 Broad Street
      Bordentown, New Jersey                   Florence, New Jersey

                               Board of Directors

            Herman Gutstein                      G. Edward Koenig, Jr.
         Chairman of the Board          President - E.J.Koenig, Inc. (petroleum
   Retired - Convenience Store Owner      products/heating & air-conditioning)

        George G. Aaronson, Jr.                     Edgar N. Peppler
       Realtor - Falconer & Bell            President - Peppler Funeral Home

            Charles E. Adams                   William H. Wainwright, Jr.
Retired - Florence Township Administrator       Retired - Loan Officer

                                Gary N. Pelehaty
                      President and Chief Executive Officer

                               Executive Officers

                                Gary N. Pelehaty
                      President and Chief Executive Officer

                                 Charles Alessi
                         Vice President, Chief Financial
                        Officer, Secretary and Treasurer

                             ----------------------
Local Counsel                         Independent Auditor
Wells, Singer, Rubin & Musuline       Kronick Kalada Berdy & Co.
6 East Park Street                    190 Lathrop Street
Bordentown,New Jersey 08505           Kingston, Pennsylvania 18704

Special Counsel                       Transfer Agent and Registrar
Malizia, Spidi, Sloane & Fisch, P.C.  American Securities Transfer & Trust, Inc.
One Franklin Square                   1825 Lawrence Street, Suite 444
1301 K Street, N.W., Suite 700 East   Denver, Colorado 80201
Washington, D.C. 20005

                            ----------------------

The Company's Annual Report on Form 10-KSB for the fiscal year ended September 30, 1998 is available without charge upon written request. For a copy of the Form 10-KSB, please write or call Mr. Charles Alessi, Vice President at the Company's Office. The Annual Meeting of Stockholders will be held on April 6, 1999 at 2:00 p.m. at the Company's office.

                                       13