Form 10KSB, Exhibit 13
period 1999-09-30
FARNSWORTH BANCORP INC
filed 1999-12-27
CIK 1063568

EXHIBIT 13

                            FARNSWORTH BANCORP, INC.
                       1999 ANNUAL REPORT TO STOCKHOLDERS

                            FARNSWORTH BANCORP, INC.
                               1999 ANNUAL REPORT





TABLE OF CONTENTS

                                                                        Page
                                                                        ----

Letter to Stockholders..................................................3

Corporate Profile and Stock Price Information...........................4

Selected Financial Ratios and Other Data................................4

Management's Discussion and Analysis....................................5 - 10

Independent Auditor's Report............................................11

Consolidated Statements of Financial Condition..........................12 - 15

Notes to Consolidated Financial Statements..............................16 - 31

Corporate Information...................................................32

                            FARNSWORTH BANCORP, INC.

Gary N. Pelehaty
President
Chief Executive Officer

To Our Stockholders:

     On behalf of our Board of Directors and employees, we are pleased to present our second Annual Report to Stockholders of Farnsworth Bancorp, Inc. (the "Company"). As you will see from the Annual Report, our first full year as a public company was a good year for the Company and its wholly-owned subsidiary, Peoples Savings Bank (the "Bank").

     For the fiscal year ended September 30, 1999, the Company earned $224,191 or $.66 per share, as compared to net income of $198,187 or $.57 per share for the fiscal year ended September 30, 1998. At September 30, 1999, the Company's assets totaled $56.0 million, as compared to $41.7 million at September 30, 1998. Stockholders' equity was $5.3 million or $13.92 per share at September 30, 1999, as compared to stockholders' equity of $5.4 million or $$14.33 per share at September 30, 1998.

     In December 1999, we received regulatory approval to open a new branch office in Mount Laurel, New Jersey. This new office will provide a full range of banking products and services to the local community, including ATM and drive-up tellers. We expect to open the branch office in the first quarter of 2000.

     We have also recently entered into an agreement with NCR Corporation to design and implement Internet banking for the Bank. Under the agreement, NCR will assist us in creating a transactional web site for Peoples Savings Bank. Customers of the Bank will be able to transact most business over the Internet once this site is operational. We expect this to occur in the third quarter of 2000.

     As you can see, the Year 2000 promises to be an exciting time for your Company. Please know that we remain committed to the goal of enhancing your investment in our Company.

                                           Sincerely,


                                           /s/Gary N. Pelehaty
                                           -------------------------------------
                                           Gary N. Pelehaty
                                           President and Chief Executive Officer


 789 Farnsworth Avenue - Bordentown, NJ 08505 - 609-298-0723 FAX 609-298-5321

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

The Bank operates a traditional savings bank business, attracting deposit accounts from the general public and using those deposits, together with other funds, primarily to originate and invest in loans secured by one- to four-family residential real estate.

Stock Price Information

The Company's common stock has been traded on the OTC-Bulletin Board Market under the trading symbol of "FNSW" since it commenced trading on September 30, 1998. The number of shareholders of record of common stock as of December, 1999, was approximately 440. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At December 1, 1999, there were 379,858 shares outstanding. There were no dividends paid by the Company during the fiscal year ended September 30, 1999. The Company's ability to pay dividends to stockholders is largely dependent upon the dividends it receives from the Bank. The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the Conversion, or (2) the regulatory requirements imposed by the OTS.

Selected Financial Ratios and Other Data


                                                  At or For the Years Ended
                                                          September 30,
                                                  -------------------------
                                                  1999                 1998
                                                  ----                 ----

Return on average assets.......................    .45%                 .51%

Return on average equity.......................   4.11                 8.19

Average equity to average assets...............  10.96                 6.19

Equity to assets at period end.................   9.44                13.03

Net interest rate spread.......................   3.08                 3.26

Net yield on average interest-earning assets...   3.65                 3.65

Non-performing loans to total assets...........   1.09                  .69

Allowance for loan loss to total loans.........    .45                  .43

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

         The Bank's results of operations depend primarily on net interest income, which is determined by (i) the difference between rates of interest the Bank earns on its interest-earning assets and the rates the Bank pays on interest-bearing liabilities (interest rate spread), and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. The Bank's results of operations are also affected by non-interest income, including, primarily, income from customer deposit account service charges, gains and losses from the sale of investments and mortgage-backed securities and non-interest expense, including, primarily, compensation and employee benefits, federal deposit insurance premiums, office occupancy cost, and data processing cost. The Bank's results of operations are also affected significantly by general and economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, all of which are beyond the Bank's control.

Market Risk Analysis

         Qualitative Analysis. The Bank's assets and liabilities may be analyzed by examining the extent to which they are interest rate sensitive and by monitoring the expected effects of interest rate changes on the Bank's net portfolio value.

         An asset or liability is interest rate sensitive within a specific time period if it will mature or re-price within that time period. If the Bank's assets mature or re-price more quickly or to a greater extent than its liabilities, the Bank's net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. Conversely, if the Bank's assets mature or re-price more slowly or to a lesser extent than its liabilities, the Bank's net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. The Bank's policy has been to address the interest rate risk inherent in the historical savings institution business of originating long-term loans funded by short-term deposits by maintaining sufficient liquid assets for material and prolonged changes in interest rates and by originating loans with shorter terms to maturity such as construction, commercial and consumer loans. In addition, the Bank has invested in adjustable-rate mortgage-backed securities as an interest rate risk management strategy.

         Quantitative Analysis. In order to encourage savings associations to reduce their interest rate risk, the OTS adopted a rule incorporating an interest rate risk ("IRR") component into the risk-based capital rules. The IRR component is a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its net portfolio value ("NPV") to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point ("bp") change in market interest rates. A resulting change in NPV of more than 2% of the estimated present value of total assets ("PV") will require the institution to deduct from its capital 50% of that excess change. The rules provide that the OTS will calculate the IRR component quarterly for each institution. Based on the Bank's asset size and risk-based capital, the Bank has been informed by the OTS that it is exempt from this rule. Nevertheless, the following table presents the Bank's NPV at September 30, 1999, as calculated by the OTS, based on quarterly information voluntarily provided to the OTS.

       Changes                   Net Portfolio Value
      In Market       --------------------------------------
    Interest Rates      $ Amount      $ Change     % Change    NPV Ratio(1)
    --------------    -----------   -----------  -----------  -------------
    (basis points)      (Dollars in Thousands)

              +300         2,054        -3,338         -62%         3.95%
              +200         3,172        -2,219         -41%         5.95%
              +100         4,317        -1,075         -20%         7.88%
                 0         5,392                                    9.60%
              -100         6,261           869         +16%        10.91%
              -200         7,035         1,643         +30%        12.02%
              -300         7,827         2,435         +45%        13.10%

----------------
(1) Calculated as the estimated NPV divided by present value of total assets.

         Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments and deposit run-offs and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in such computations. Although certain assets and liabilities may have similar maturities or periods of re-pricing, they may react at different times and in different degrees to changes in market rates of interest. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making the calculations set forth above. Additionally, an increased credit risk may result as many borrowers may be unable to service their debt in the event of an interest rate increase.

         The Bank's Board of Directors review the Bank's asset and liability policies on an annual basis. The Board of Directors meets quarterly to review interest rate risk and trends, as well as liquidity and capital ratios and requirements. Management administers the policies and determinations of the board of directors with respect to the Bank's asset and liability goals and strategies. The Bank expects that its asset and liability policies and strategies will continue as described so long as competitive and regulatory conditions in the financial institution industry and market interest rates continue as they have in recent years.

Financial Condition

         Total assets increased $14.2 million or 33.0% to $56.0 million at September 30, 1999 from $41.8 million at September 30, 1998. The increase was primarily attributable to a $7.8 million increase in the Bank's loans receivable, net, and a $8.6 million increase in available for sale securities, partially offset by a decrease in securities held-to-maturity of $500,000, a decrease in cash and due from banks of $2.0 million, as well as a decrease in mortgage-backed securities of $100,000. The Bank's total liabilities increased $14.4 million or 39.7%, to $50.7 million at September 30, 1999 from $36.3 million at September 30, 1998. The increase was primarily attributable to a $6.6 million increase in deposits, and a $7.7 million increase in FHLB advances. Deposits increased primarily due to increased marketing efforts through greater advertising. The increase in loans receivable was due to greater marketing and increased demand in the Bank's primary market area. The decrease in securities held-to-maturity was a result of maturing instruments.

         Retained earnings increased $224,000 to $2.4 million or 4.4% of total assets at September 30, 1999, as compared to $2.2 million or 5.3% of total assets at September 30, 1998. The increases in retained earnings are primarily attributable to net income.

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

                                                                                Year Ended September 30,
                                                 ----------------------------------------------------------------------------------
                                                                   1999                                     1998
                                                 ----------------------------------------------------------------------------------
                                                                                  Average                                 Average
                                                      Average                      Yield/        Average                    Yield/
                                                      Balance     Interest         Cost          Balance       Interest      Cost
                                                      -------     --------         ----          -------       --------      ----
                                                                                  (Dollar in thousands)
Interest-earning assets:
  Loans receivable(1).......................          $35,051      $ 2,809         8.00%        $28,699         $2,295        8.00%
  Mortgage-backed securities................            1,785          113         6.33           2,531            159        6.27
  Investment securities(2)..................            8,565          355         4.14           3,082            167        5.43
  Other interest-earning assets.............            1,901           86         4.52           2,502            103        4.10
                                                       ------        -----         ----          ------          -----        ----
     Total interest-earning assets..........           47,302        3,363         7.11          36,814          2,724        7.40
                                                                                   ----                          -----        ----
Noninterest-earning assets..................            2,436           --                        2,252             --
                                                       ------        -----                       ------          -----
     Total assets...........................          $49,738      $ 3,363                      $39,066         $2,724
                                                       ======        =====                       ======          =====
Interest-bearing liabilities:
  NOW accounts..............................           $5,093          $99         1.94         $ 4,220           $102        2.41
  Savings accounts..........................            7,277          178         2.45           6,940            170        2.45
  Money market accounts.....................            2,582           69         2.67           2,423             66        2.71
  Certificates of deposit...................           21,652        1,096         5.06          19,769          1,042        5.27
  FHLB - Advances...........................            3,962          193         4.87              --             --          --
                                                       ------        -----         ----          ------         ------        ----
     Total interest-bearing liabilities.....           40,566        1,635         4.03          33,352          1,380        4.14
                                                                                   ----                                       ----
Noninterest-bearing liabilities.............            3,720                                     3,294
                                                       ------                                    ------
     Total liabilities......................           44,286                                    36,646
                                                       ------                                    ------

Stockholders' equity........................            5,452           --                        2,420             --
                                                       ------       ------                       ------          -----
     Total liabilities and retained earnings          $49,738      $ 1,635                      $39,066         $1,380
                                                       ======       ======                       ======          =====

Net interest income.........................                       $ 1,728                                      $1,344
                                                                    ======                                       =====
Interest rate spread(3).....................                                       3.08%                                      3.26%
                                                                                 ======                                     ======
Net yield on interest-earning assets(4).....                                       3.65%                                      3.65%
                                                                                 ======                                     ======
Ratio of average interest-earning assets to
  average interest-bearing liabilities......                                     116.61%                                    101.38%
                                                                                 ======                                     ======

------------------------------------
(1)  Average balances include non-accrual loans.
(2)  Includes interest-bearing deposits in other financial institutions.
(3)  Interest rate spread represents the difference between the average yield on
     interest-earning   assets  and  the   average   cost  of   interest-bearing
     liabilities.
(4) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

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

                                                Year Ended September 30,
                                                     1999 vs. 1998
                                                ------------------------

                                                  Increase (Decrease)
                                                       Due to
                                                ------------------------
                                                            Rate/
                                         Volume    Rate    Volume       Net
                                        --------  ------  --------     -----

                                                   (In thousands)
  Interest income:
         Loans receivable.............   $508     $  6      $  1       $515
         Mortgage-backed securities...    (47)       2        (1)       (46)
         Investment securities........    298      (39)      (70)       189
         Other interest-earning assets    (25)      10        (2)       (17)
                                          ---      ----      ----       ---
         Total interest income........   $734     $(21)     $(72)      $641
                                          ===      ====      ====       ===
  Interest expense:
         NOW accounts ................   $ 21     $(19)    $  (5)      $ (3)
         Savings account..............      8        0         0          8
         Money market accounts........      4       (1)        0          3
         Certificates of deposit......     99      (41)       (4)        54
         FHLB - Advances..............      0        0       193        193
                                          ---      ---       ---        ---
         Total interest expense.......    132      (61)      184        255
                                          ===      ===       ===        ===

          Change in net interest income  $602      $40     $(256)      $386
                                          ===       ==      ====        ===

Results of Operations

         Net Income. The Bank's net income increased $26,000 for the year ended September 30, 1999, to $224,000 from $198,000 for the year ended September 30, 1998. This increase was primarily attributable to a $396,000 increase in the Bank's net interest income after provisions for loan losses, partially offset by an increase in noninterest expense of $342,000 and an increase in income taxes of $20,000.

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

         Net interest income after provision for loan losses increased $396,000 or 31.1%, to $1,668,000 for the year ended September 30, 1999, as compared to the year ended September 30, 1998. The increase was primarily due to the growth in average interest-earning assets to $47.3 million in 1999 from $36.8 million in 1998.

         The increase in average interest-earning assets of $10.5 million primarily reflects increases of $6.3 million in the Bank's balance of average loans and $5.5 million in investment securities, partially offset by a decrease of $1.3 million in mortgage backed securities and other assets. The increase in interest-earning assets was funded by the increase in deposits and advances from the FHLB-NY.

         Net yield on interest-earning assets did not change during the year ended September 30, 1999 compared to the same period in 1998. The increase in the Bank's average yield on interest-earning assets was due to increased lending activity.

         The increase in average interest-bearing liabilities of $7.2 million reflects increases of $870,000 in the Bank's average interest-bearing NOW accounts and $2.4 million in average savings and certificates of deposit and an increase of $3.9 million in average FHLB borrowings.

         Provision for Loan Losses. Provision for loan losses was $60,600 for the year ended September 30, 1999, as compared to $72,000 for the year ended September 30, 1998. The current provision is required to keep the balance of the allowance for loan losses at a level management feels is sufficient based on the current loan portfolio.

         Due to the Bank's increased emphasis on consumer loans which have greater credit risk than residential mortgages, the Bank has increased its provision for losses relating to consumer loans by $2,000. Both the Bank's commercial and residential real estate portfolios also increased significantly during the year ended September 30, 1999, as compared to the year ended
September 30, 1998. Accordingly, the Bank increased its provision for loan losses attributable to these portfolios by $39,000.

         Management believes the allowance for loan losses is at a level that is adequate to provide for estimated losses. However, there can be no assurance that further additions will not be made to the allowance and that such losses will not exceed the estimated amount.

         Noninterest Income. Noninterest income decreased $8,000 or 3.3% from $243,000 for the year ended September 30, 1998 to $235,000 for the same period in 1999. This decrease in the Bank's noninterest income was due to the collection during the year ended September 30, 1998 of a $54,000 deficiency judgment and decreases in income on REO and gain on sale of securities offset by an increase in fees and other service charges of $44,000. The deficiency judgment in 1998 related to lost income and other costs pertaining to a one- to four-family property which had been foreclosed on and which was subsequently sold.

         Noninterest Expense. Noninterest expense increased $342,000 or 27.8% from $1.2 million for the year ended September 30, 1998, to $1.6 million for the same period in 1999. The increase in the Bank's noninterest expense was due to a $75,000 increase in the Bank's occupancy and equipment expense, an $82,000 increase in other noninterest expense and an increase of $198,000 in the Bank's compensation and benefits partially offset by a decrease of $13,000 in the Bank's federal insurance premiums. The category of non-interest expense described as "Other" is comprised of expenses related to advertising, fees charged by banks, loan processing fees, NOW expenses, costs related to supplies and various professional fees. The highest of these expenses was $80,000 for bank processing fees.

         Income Tax Expense. Income tax expense increased $20,000 from $89,000 for the year ended September 30, 1998 to $109,000 for the same period in 1999. This increase in income tax expense is due to the increase in the Bank's pretax income of $46,000 from $287,000 in 1998 to $333,000 in 1999. The Bank's effective tax rate was 33% and 31% for the years ended September 30, 1999 and 1998 respectively.

Liquidity and Capital Resources

         The Bank is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which varies from time to time depending upon economic conditions and deposit flows, is based upon a percentage of the Bank's deposits and short-term borrowings. The required ratio currently is 4.0% and the Bank's regulatory liquidity ratio average was 17.9% and 17.9% at September 30, 1999 and 1998, respectively.

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

         Net cash provided by the Bank's operating activities (the cash effects of transactions that enter into the Bank's determination of net income e.g., non-cash items, amortization and depreciation, provision for loan losses) for the year ended September 30, 1999 was $150,000, a decrease of $373,000, as compared to the same period in 1998. The decrease in 1998 was primarily due to a $26,000 increase in the Bank's net income an increase in accrued interest receivable of $216,000 and a decrease in the non-deposit liabilities of $158,000.

         Net cash used by the Bank's investing activities (i.e., cash disbursements, primarily for the purchase of the Bank's investment securities and mortgage-backed securities portfolios and the Bank's loan portfolio) for the year ended September 30, 1999, totaled $16.4 million, an increase of $13.8 million. This increase was primarily attributable to loan originations and purchase of investment securities. The decrease in cash was primarily attributable to funding net loan growth of $7.9 million in 1999 as compared to $4.7 million in 1998 as well as investment purchases of $10.8 million as compared to $1.5 million in 1998. The decrease in cash was partially offset by paydowns and maturities of investment and mortgage-backed securities of $2.5 million in 1999 as compared to $3.6 million in 1998.

         Net cash provided in the Bank's financing activities (i.e., cash receipts primarily from net proceeds from stock issuance and from net increases in deposits and net increases in FHLB advances) for the year ended September 30, 1999, totaled $14.3 million, an increase of $10.6 million as compared to the year ended September 30, 1998. This increase in cash was primarily attributable to increased deposits of $6.7 million and an increase in FHLB advances of $7.7 million.

         Approximately $16.2 million of the Bank's time deposits mature within the next 12 months. The Bank expects such deposits to be renewed at market rates. In addition to this source of continuing funding, the Bank has total borrowing capacity of 50% of total first mortgage loans through the FHLB of New York.

Year 2000 Readiness Disclosure

         Rapid and accurate data processing is essential to the Company's operations. Many computer programs that can only distinguish the final two digits of the year entered (a common programming practice in the past) are expected to read entries for the year 2000 as the year 1900 or as zero and incorrectly attempt to compute interest, payment, delinquency, maturity dates or other data.

         The following discussion of the implications of the Year 2000 for the Company contains numerous forward-looking statements based on inherently uncertain information. Successful and timely preparation for the Year 2000 is based on management's best estimates derived from various assumptions of future events, which are inherently uncertain, including the progress and results of the Company's data processing service bureau, and all vendors' suppliers' and customers' readiness. Moreover, failure of these third parties to have successfully modified their systems could have a material adverse affect on the Company.

         The Company has been advised by its data processing service bureau that their computer services will function properly on and after January 1, 2000. The Company has performed significant testing of the software utilized by its data processing service bureau with successful results. If the Company's primary data processing service bureau encounters unforeseen problems and, as a result, is unable to function properly, the Company would likely experience significant data processing delays, mistakes or failures. These delays, mistakes or failures could have a significant adverse impact on the consolidated financial statements of the Company.

         All costs to replace certain non-compliant software and hardware have been expended as of September 30,1999. The Company has upgraded all of its teller equipment to be year 2000 compliant. All other PCs have been tested and replaced, if necessary, as of September 30, 1999.

         Despite the best efforts of management to address the Year 2000 issue, the vast number of external entities that have direct and indirect business relationships with the Company, such as customers, vendors, payment system providers and other financial institutions and governmental institutions, makes it impossible to assure that a failure to achieve compliance by one or more of these entities would not have material adverse impact on the operations of the Company.

INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------

[LOGO]    Kronick
          Kalada
          Berdy & Co.
          A Professional Corporation

     Certified Public Accountants


To the Board of Directors
Farnsworth Bancorp, Inc. and Subsidiary


We have audited the accompanying consolidated statements of financial condition of Farnsworth Bancorp, Inc. and Subsidiary as of September 30, 1999 and 1998, and the related consolidated statements of income and comprehensive income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Farnsworth Bancorp, Inc. and Subsidiary at September 30, 1999 and 1998, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.



Kingston, Pennsylvania
November 15, 1999


                                        /s/ Kronick Kalada Berdy & Co.



190 Lathrop Street - Kingston, PA 18704 - (717)283-2727 - (717)283-1670 Telefax
--------------------------------------------------------------------------------

301 Market Street        101 West Broad Street         24 N. Seventh Street
Berwick, PA 18603        Hazelton, PA 18201            Stroudsburg, PA 18360
(717) 759-8625           (717) 459-1373                (717 420-9500
--------------------------------------------------------------------------------

                     FARNSWORTH BANCORP, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF FINANCIAL CONDITIONS

                          September 30, 1999 and 1998

                                                                          September 30,
                                                                       --------------------------------------------
                                                                              1999                    1998
                                                                       --------------------    --------------------
                                     ASSETS
                                     ------
Cash and due from banks                                                        $ 1,883,104             $ 3,928,077
Securities available for sale                                                    8,672,614                 134,187
Securities held to maturity                                                      2,267,216               2,761,367
Mortgage backed securites held to maturity                                       1,755,110               1,890,642
Loans receivable, net                                                           38,832,141              31,041,552
Accrued interest receivable                                                        423,706                 227,318
Federal Home Loan Bank of New York stock at
    cost, substantially restricted                                                 418,700                 261,300
Premises and equipment                                                           1,516,252               1,468,846
Deferred income taxes                                                               99,359
Real estate owned                                                                   88,013
Other assets                                                                        72,236                  60,458
                                                                       --------------------    --------------------
Total assets                                                                  $ 56,028,451            $ 41,773,747
                                                                       ====================    ====================
              LIABILITIES AND STOCKHOLDERS' EQUITY
              ------------------------------------
Deposits                                                                      $ 42,490,162            $ 35,777,855
Federal Home Loan Bank advances                                                  7,712,940
Advances by borrowers for taxes and insurance                                      213,653                 214,884
Accrued and deferred income taxes                                                   78,160                 183,698
Accrued interest payable                                                            97,119                  38,692
Accounts payable and other accrued expenses                                        149,254                 115,890
                                                                       --------------------    --------------------
Total liabilities                                                               50,741,288              36,331,019
                                                                       --------------------    --------------------
Preferred stock $.10 par value, 1,000,000 shares
     authorized; none issued and outstanding                                                                     -
Common stock $.10 par value, 5,000,000 shares
     authorized; 379,858 shares issued and
     outstanding                                                                    37,985                  37,985
Additional paid in capital                                                       3,396,262               3,396,262
Retained earnings substantially restricted                                       2,451,554               2,227,363
Common stock acquired by employee stock
     ownership plan (ESOP)                                                        (303,880)               (303,880)
Common stock acquired by restricted stock
     plan (RSP)                                                                   (159,364)
Accumulated other comprehensive income,
     unrealized (depreciation) appreciation on
     available for sale securities, net of taxes                                  (135,394)                 84,998
                                                                       --------------------    --------------------
Total stockholders' equity                                                       5,287,163               5,442,728
                                                                       --------------------    --------------------
Total liabilities and stockholders' equity                                    $ 56,028,451            $ 41,773,747
                                                                       ====================    ====================

The accompanying notes are an integral part of these consoldiated financial statements.

                     FARNSWORTH BANCORP, INC. AND SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF INCOME
                            AND COMPREHENSIVE INCOME

                For the Years Ended September 30, 1999 and 1998

                                                                                 1999                  1998
                                                                           -----------------     -----------------
Interest income:
     Loans receivable                                                           $ 2,809,244           $ 2,295,219
     Securities                                                                     500,293               375,951
     Federal funds sold                                                              53,774                52,670
                                                                           -----------------     -----------------

         Total interest income                                                    3,363,311             2,723,840
                                                                           -----------------     -----------------
Interest expense:
     Deposits                                                                     1,441,946             1,380,112
     Federal Home Loan Bank advances                                                192,962                     -
                                                                           -----------------     -----------------
         Total interest expense                                                   1,634,908             1,380,112
                                                                           -----------------     -----------------
         Net interest income                                                      1,728,403             1,343,728
Provision for loan losses                                                            60,579                72,000
                                                                           -----------------     -----------------
         Net interest income after provision
             for loan losses                                                      1,667,824             1,271,728
                                                                           -----------------     -----------------
Noninterest income:
     Fees and other service charges                                                 232,123               188,367
     Collection on deficiency judgement                                                   -                54,024
     Net realized gains on sale of available for sale
       securities                                                                     3,359                   933
                                                                           -----------------     -----------------
         Total noninterest income                                                   235,482               243,324
                                                                           -----------------     -----------------
Noninterest expense:
      Compensation and benefits                                                     752,890               554,956
      Occupancy and equipment                                                       307,337               232,385
      Federal insurance premiums and assessments                                     21,897                34,790
      Other                                                                         488,302               405,657
                                                                           -----------------     -----------------
         Total noninterest expense                                                1,570,426             1,227,788
                                                                           -----------------     -----------------

Income before provision for income taxes                                            332,880               287,264
Provision for income taxes                                                          108,689                89,077
                                                                           -----------------     -----------------
         Net income                                                                 224,191               198,187

Other comprehensive income, net of taxes:
     Unrealized holding gain (loss) on securities available
       for sale arising during the period                                          (217,033)               26,616
     Reclassification adjustment for gains included in
       net income                                                                    (3,359)                 (933)
                                                                           -----------------     -----------------
         Total comprehensive income                                                 $ 3,799             $ 223,870
                                                                           =================     =================
Net income per common shares: Basic                                                  $ 0.66                $ 0.57
                                                                           =================     =================
Weighted average number of shares outstanding during the year                       337,314               349,470
                                                                           =================     =================

The accompanying notes are an integral part of these consoldiated financial statements.

                     FARNSWORTH BANCORP, INC. AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                For the Years Ended September 30, 1999 and 1998

                                                                                                    Unrealized
                                                                                                    Appreciation
                                                                Retained       Common      Common  (Depreciation)
                                                 Additional    Earnings       Stock        Stock    on Securities     Total
                                        Common     Paid in   Substantially    Acquired    Acquired   Available for    Retained
                                        Stock      Capital     Restricted      By RSP      By ESOP Sale, Net of Tax   Earnings
                                      --------- -----------  ------------  ----------   ---------- ---------------- -----------

Balance at September 30, 1997         $      -  $        -   $ 2,029,176   $       -    $       -     $ 59,315      $2,088,491

Net income for the year ended
September 30, 1998                           -           -       198,187                        -            -         198,187
Net proceeds from issuance of
    common stock                        37,985   3,396,262             -                        -            -       3,434,247
Acquisition of common stock by ESOP          -           -             -                 (303,880)           -        (303,880)
Change in unrealized appreciation
   (depreciation) on securities
   available for sale, net of tax            -           -             -           -            -       25,683          25,683
                                      --------- -----------  ------------  ----------   ---------- ------------     -----------

Balance at September 30, 1998           37,985   3,396,262     2,227,363           -     (303,880)      84,998       5,442,728

Net income for the year ended
September 30, 1999                           -           -       224,191                        -            -         224,191
Acquisition of common stock by RSP           -           -             -    (159,364)           -            -        (159,364)
Change in unrealized appreciation
    (depreciation) on securities
    available for sale, net of tax           -           -             -           -            -     (220,392)       (220,392)
                                      --------- -----------  ------------  ----------   ---------- ------------     -----------
Balance at September 30, 1999         $ 37,985  $3,396,262   $ 2,451,554   $(159,364)   $(303,880)  $ (135,394)     $5,287,163
                                      ========= ===========  ============  ==========   ========== ============     ===========

The accompanying notes are an integral part of these consoldiated financial statements.

                     FARNSWORTH BANCORP, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                For the Years Ended September 30, 1999 and 1998

                                                                                1999             1998
                                                                            ------------    ------------
Cash flows from operating activities:
Net income                                                                  $    224,191    $    198,187
                                                                            ------------    ------------
Adjustments to reconcile net income to net cash
  provided by operating activities:
     Depreciation and amortization                                                78,468          55,717
     Provision for loan losses                                                    45,579          72,000
     Net gain on sale of assets                                                   (3,359)           (933)
     (Increase)decrease in accrued interest receivable                          (196,388)         19,946
     Increase in other assets                                                     (6,541)        (28,195)
     (Decrease)increase in advances from borrowers                                (1,231)         57,041
     (Decrease)increase in accrued income taxes
         and deferred income taxes                                               (82,954)         85,872
     Increase(decrease) in accrued interest payable                               58,427         (12,097)
     Increase in other accrued liabilities                                        33,363          75,577
                                                                            ------------    ------------
Total adjustments                                                                (74,636)        324,928
                                                                            ------------    ------------
Net cash provided by operations                                                  149,555         523,115
                                                                            ------------    ------------

Cash flows from investing activities:
     Net increase in loans receivable                                         (7,924,181)     (4,704,839)
     Redemption of securities, to be held to maturity                          1,133,776       2,619,859
     Purchase of securities, to be held to maturity                             (503,574)       (500,000)
     Purchase of securities, available for sale                              (10,342,453)       (996,156)
     Proceeds from sale and redemptions of securities, available for sale      1,464,532         997,808
     Purchase of Federal Home Loan Bank stock                                   (157,400)        (27,200)
     Purchase of premises and equipment                                         (131,111)        (60,697)
                                                                            ------------    ------------
     Net cash used in investing activities                                   (16,460,411)     (2,671,225)
                                                                            ------------    ------------
Cash flows from financing activities:
     Increase in savings accounts and demand deposits                          6,712,307         581,279
     Federal Home Loan Bank advances                                           7,712,940            --
     Purchase of RSP shares                                                     (159,364)
     Net proceeds from issuance of stock                                       3,130,367
                                                                            ------------    ------------
     Net cash provided by financing activities                                14,265,883       3,711,646
                                                                            ------------    ------------

Net (decrease)increase in cash and due from banks                             (2,044,973)      1,563,536

Cash and due from banks at beginning of year                                   3,928,077       2,364,541
                                                                            ------------    ------------
Cash and due from banks at end of year                                      $  1,883,104    $  3,928,077
                                                                            ============    ============
Supplement disclosure:
     Cash paid during the period for:
         Interest                                                           $  1,576,481    $  1,392,209
                                                                            ============    ============
         Income taxes                                                       $     64,000    $       --
                                                                            ============    ============
Non cash items:
   Unrealized gain(loss) on securities available for
      sale, net of deferred income taxes                                    $   (220,392)   $     25,683
                                                                            ============    ============
   Acquistion of real estate in settlement of loans                         $     88,013    $       --
                                                                            ============    ============

The accompanying notes are an integral part of these consoldiated financial statements.

                     FARNSWORTH BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE YEARS ENDED SEPTEMBER 30, 1999 AND 1998

1.    Summary of Significant Accounting Policies:
      ------------------------------------------

      Nature of Operations
      --------------------

      Farnsworth Bancorp, Inc. and Subsidiary (together the "Company") operate two branches in Burlington County, New Jersey. The Bank offers customary banking services, including accepting of checking, savings and time deposits and the making of commercial, real estate and consumer loans, to customers who are predominantly small and middle-market business and middle-income individuals.

      Basis of Financial Statement Presentation
      -----------------------------------------

      The consolidated financial statements, which have been prepared in conformity with generally accepted accounting principles, include the accounts of the Company and its wholly owned subsidiary, Peoples Savings Bank (the "Bank"). All significant intercompany accounts and transactions have been eliminated in consolidation. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial position and revenues and expenses for the period then ended. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant changes in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate and the assessment of prepayment risks associated with mortgage-backed securities. Management believes that the allowance for loan losses is adequate, foreclosed real estate is appropriately valued and prepayment risks associated with mortgage-backed securities are properly recognized. While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowance for loan losses or further writedowns of foreclosed real estate may be necessary based on changes in economic conditions in the market area. Additionally, assessments of prepayment risks related to mortgage-backed securities are based upon current market conditions, which are subject to frequent change.

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

      Concentration of Risk
      ---------------------

      The Bank's lending activity is concentrated in loans secured by real estate located in the State of New Jersey. The Bank's loan portfolio is predominantly made up of 1 to 4 family unit first mortgage loans in Burlington County. These loans are typically secured by first lien positions on the respective real estate properties and are subject to the Bank's loan underwriting policies. In general, the Bank's loan portfolio performance is dependent upon the local economic conditions. In addition, the Bank had cash balances at the Federal Home Loan Bank (FHLB) aggregating $1,824,000 at September 30, 1999.

      Interest-rate Risk
      ------------------

      The Bank is principally engaged in the business of attracting deposits from the general public and using these deposits to make loans secured by real estate and to purchase mortgage-backed and investment securities. The potential for interest-rate risk exists as a result of the shorter duration of the Bank's interest-sensitive liabilities compared to the generally longer duration of interest-sensitive assets. In a rising interest rate environment, liabilities will reprice faster than assets, thereby reducing the market value of long-term assets and net interest income. For this reason, management regularly monitors the maturity structure of the Bank's assets and liabilities in order to measure its level of interest-rate risk and to plan for future volatility.

      Cash Equivalents
      ----------------

      For the purpose of presentation in the statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance-sheet caption "cash and due from banks." The Bank considers all highly liquid investments with original maturities of three months or less when purchased as cash equivalents.

      Investment and Mortgaged-backed Securities
      ------------------------------------------

      The Bank's investments in securities are classified in two categories and accounted for as follows:

      o Securities Held to Maturity. Bonds, notes and debentures for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts which are recognized in interest income using the interest method over the period to maturity.

      o Securities Available for Sale. Securities available for sale consist of certain debt and equity securities not classified as trading or securities held to maturity.

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

      The Bank follows the provisions of FASB Statements No. 114, "Accounting by Creditors for Impairment of a Loan," and No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." The provisions of these statements are applicable to all loans, uncollateralized as well as collateralized, except large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment and loans that are measured at fair value or at the lower of cost or fair value. Loans classified as impaired are to be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A loan evaluated for impairment is deemed to be impaired when based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. All loans identified as impaired are evaluated independently. No loans were identified as impaired as of September 30, 1999 and 1998, respectively.

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

      Premises and Equipment
      ----------------------

      Land is carried at cost. Bank premises and equipment are carried at cost less accumulated depreciation. Significant renovations and additions are capitalized. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged to expense as incurred. The Bank computes depreciation on a straight-line basis over the estimated useful lives of the assets.

      Foreclosed Real Estate
      ----------------------

      Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at the lower of cost or fair value at the date of foreclosure. Costs relating to development and improvement of property are capitalized, whereas costs relating to the holding of property are expensed. Valuations are periodically performed by management, and an allowance for losses is established by a charge to operations if the carrying

      Foreclosed Real Estate
      ----------------------

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


2.    Reorganization and Stockholders' Equity:
      ---------------------------------------

      On March 2, 1998, the Board of Directors of the Bank adopted a Plan of Conversion, pursuant to which the Bank would convert from a federally chartered mutual savings bank to a federally chartered stock savings bank, with the concurrent formation of a holding company. The holding company, Farnsworth Bancorp, Inc. ("Farnsworth"), is a New Jersey corporation organized in May 1998 to acquire all of the capital stock of the Bank upon the completion of the conversion. In 1996, the Bank converted from a New Jersey chartered mutual savings bank to a federally chartered mutual savings bank. Concurrently, the Bank changed its name from Peoples Savings Bank, SLA to Peoples Savings Bank. On September 29, 1998, the conversion and initial public stock offering were completed with the issuance of 379,858 shares of Farnsworth's common stock, par value $.10 per share.

      At the time of the conversion, the Bank, in order to grant priority to eligible depositors in the event of future liquidation, established a liquidation account of $2,225,315, an amount equal to its total net worth as of June 30, 1998, the date of the latest statement of financial condition appearing in the final prospectus. The liquidation account will be maintained for the benefit of eligible account holders who continue to maintain their accounts at the bank after the conversion. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits. Subsequent increases in the deposit account will not restore an eligible account holder's interest in the liquidation account. In the unlikely event of a complete liquidation, each eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to their current adjusted qualifying balances. The balance of the liquidation account on September 30, 1999 has not been determined.

      The ability of Farnsworth to pay dividends to stockholders is dependent upon the receipt of income from the Bank. The Bank may not declare or pay any dividend on or repurchase any of its capital stock if the effect thereof would cause its net worth to be reduced below: (1) the amount required for the liquidation account, or (2) the net worth requirements contained in section 563.13 (b) of the rules and regulation of the Office of Thrift Supervision (the "OTS").

3.       Held to Maturity and Available for Sale Securities
         --------------------------------------------------

      The carrying amounts and fair values of investments in held to maturity and available for sale securities at September 30, 1999 and 1998 are summarized as follows:

                                                                                          1999
                                                       Amortized                    Gross      Unrealized                Fair
                                                                          ---------------------------------------
             Held to maturity:                           Cost                  Gains                Losses              Value
                                                   ------------------     ----------------     ------------------  -----------------
               U.S. Government and
                 agency securities                       $ 2,167,944             $ 14,442              $ 111,974        $ 2,070,412
               Municipal securities                           99,272                7,707                      -            106,979
                                                   ------------------     ----------------     ------------------  -----------------

                                                         $ 2,267,216             $ 22,149              $ 111,974        $ 2,177,391
                                                   ==================     ================     ==================  =================

                                                                                          1998
                                                       Amortized                    Gross      Unrealized                Fair
                                                                          ---------------------------------------
             Held to maturity:                           Cost                  Gains                Losses              Value
                                                   ------------------     ----------------     ------------------  -----------------
               U.S. Government and
                 agency securities                       $ 2,662,152            $ 122,328               $ 10,915        $ 2,773,565
               Municipal securities                           99,215               16,003                      -            115,218
                                                   ------------------     ----------------     ------------------  -----------------

                                                         $ 2,761,367            $ 138,331               $ 10,915        $ 2,888,783
                                                   ==================     ================     ==================  =================

                                                                                          1999
                                                       Amortized                    Gross      Unrealized                Fair
                                                                          ---------------------------------------
             Available for sale securities:              Cost                  Gains                Losses              Value
                                                   ------------------     ----------------     ------------------  -----------------
               U.S. Government and
                 agency securities                       $ 8,880,762                                   $ 348,756        $ 8,532,006
               Equity securities                               3,339            $ 137,269                                   140,608
                                                   ------------------     ----------------     ------------------  -----------------

                                                         $ 8,884,101            $ 137,269              $ 348,756        $ 8,672,614
                                                   ==================     ================     ==================  =================

                                                                                          1998
                                                                                    Gross      Unrealized                Fair
                                                                          ---------------------------------------
             Available for sale securities:              Cost                  Gains                Losses              Value
                                                   ------------------     ----------------     ------------------  -----------------
               Equity securities                             $ 3,339            $ 130,848      $               -          $ 134,187
                                                   ==================     ================     ==================  =================

     The schedule of maturities of available for sale and held to maturity securities at September 30, 1999 are as follows:

         Available for Sale Securities:     Amortized              Fair
                                              Costs                Value
                                       ----------------------------------------
         Due in one year or less             $         -           $         -
         Due from one to five years            1,999,479             1,959,500
         Due from five to ten years            5,000,000             4,834,500
         Due after ten years                   1,881,283             1,738,006
                                       ------------------     -----------------
                                             $ 8,880,762           $ 8,532,006
                                       ==================     =================

             Held to Maturity Securities:     Amortized             Fair
                                                Costs              Value
                                            ---------------------------------
             Due in one year or less         $         -         $         -
             Due from one to five years        1,248,708           1,228,863
             Due from five to ten years          919,236             841,549
             Due after ten years                  99,272             106,979
                                             -----------         -----------
                                             $ 2,267,216         $ 2,177,391
                                             ===========         ===========

4.    Mortgage Backed Securities, Held to Maturity:
      --------------------------------------------

      Investments in mortgage-backed securities are stated at cost, adjusted for amortization of premiums and accretion of fees and discounts. The carrying values and fair values of mortgage-backed and related securities are summarized as follows:

                                                                                          1999
                                                      -----------------------------------------------------------------------------
                                                          Principal         Unamortized            Unearned         Carrying
                                                           Balance           Premiums             Discounts          Value
                                                      ------------------- ----------------     -----------------  -----------------
             GNMA Certificates                               $   586,416         $  8,697               $     -        $   595,113
             FHLMC and FNMA Certificates                       1,161,508            3,563                 5,074          1,159,997
                                                      ------------------- ----------------     -----------------  -----------------
                                                             $ 1,747,924         $ 12,260               $ 5,074        $ 1,755,110
                                                      =================== ================     =================  =================

                                                                                          1999
                                                      -----------------------------------------------------------------------------
                                                           Carrying                 Gross      Unrealized             Fair
                                                                          --------------------------------------
                                                            Value              Gains                Losses           Value
                                                      ------------------- ----------------     -----------------  -----------------
             GNMA Certificates                               $   595,113          $ 2,240              $  1,756        $   595,597
             FHLMC and FNMA Certificates                       1,159,997                -                27,528          1,132,469
                                                      ------------------- ----------------     -----------------  -----------------
                                                             $ 1,755,110          $ 2,240              $ 29,284        $ 1,728,066
                                                      =================== ================     =================  =================

                                                                                          1998
                                                      -----------------------------------------------------------------------------
                                                          Principal         Unamortized            Unearned         Carrying
                                                           Balance           Premiums             Discounts          Value
                                                      ------------------- ----------------     -----------------  -----------------
             GNMA Certificates                               $   780,645         $ 11,717               $     -        $   792,362
             FHLMC and FNMA Certificates                       1,106,679              190                 8,589          1,098,280
                                                      ------------------- ----------------     -----------------  -----------------

                                                             $ 1,887,324         $ 11,907               $ 8,589        $ 1,890,642
                                                      =================== ================     =================  =================


                                                                                           1998
                                                      ------------------------------------------------------------------------------
                                                           Carrying                  Gross      Unrealized             Fair
                                                                           --------------------------------------
                                                            Value               Gains                Losses           Value
                                                      -------------------  ----------------     -----------------  -----------------
             GNMA Certificates                               $   792,362          $  7,586               $     -        $   799,948
             FHLMC and FNMA Certificates                       1,098,280            22,148                 1,566          1,118,862
                                                      -------------------  ----------------     -----------------  -----------------
                                                             $ 1,890,642          $ 29,734               $ 1,566        $ 1,918,810
                                                      ===================  ================     =================  =================

      Mortgage-backed securities with a carrying value and fair value of $412,303 and $419,064 at September 30, 1999 and $548,540 and $419,064 at
      September 30, 1998 are pledged as security for deposits of governmental entities under the provisions of Governmental Unit Deposit Protection Act (GUDPA).

5.    Loans Receivable:
      ----------------

      Loans receivable at September 30, are summarized as follows:

                                                                             1999                         1998
                                                                     ---------------------        ---------------------
             First mortgage loans
               Principal balance:
                 Secured by one to four family residence                     $ 27,443,330                 $ 24,736,226
                 Construction loans                                             1,885,900                    2,434,619
                 Commercial real estate                                         3,742,753                    1,019,284
                                                                     ---------------------        ---------------------
                                                                               33,071,983                   28,190,129
                                                                     ---------------------        ---------------------
               Less:
                 Loans in process - real estate                                  (829,891)                    (500,262)
                 Unearned discounts                                               (12,466)                     (12,466)
                 Deferred loan origination fees net of
                   costs of $104,234 and $80,387, respectivley                   (180,497)                    (187,000)
                                                                     ---------------------        ---------------------
             Total first mortgage loans                                        32,049,129                   27,490,401
                                                                     ---------------------        ---------------------
             Consumer and other loans
               Principal balances:
                 Home equity                                                    6,261,368                    3,196,534
                 Personal loans                                                   255,224                      151,720
                 Loans secured by savings                                         171,908                      157,248
                 Commercial business loans                                        270,512                      180,649
                                                                     ---------------------        ---------------------
             Total consumer and other loans                                     6,959,012                    3,686,151
                                                                     ---------------------        ---------------------
             Total loans                                                       39,008,141                   31,176,552

             Less allowance for loan losses                                      (176,000)                    (135,000)
                                                                     ---------------------        ---------------------
                                                                             $ 38,832,141                 $ 31,041,552
                                                                     =====================        =====================

      At September 30, 1999 and 1998, nonaccrual loans for which interest had been discontinued totaled $404,916 and $290,714, respectively. Interest income foregone on these loans is summarized as follows:

                                                                             1999                         1998
                                                                     ---------------------        ---------------------
             Interest income that would have
               been recorded                                                     $ 46,127                     $ 27,162
             Interest income recognized                                             1,099                       10,065
                                                                     ---------------------        ---------------------
             Interest income foregone                                            $ 45,028                     $ 17,097
                                                                     =====================        =====================

      An analysis of the change in the allowance for loan losses:

                                                                             1999                         1998
                                                                     ---------------------        ---------------------
             Allowance for loan losses:
               General valuation allowance:
                   Beginning of year                                            $ 135,000                     $ 66,000
                   Additional provisions                                           45,579                       72,000
                   Charge offs                                                     (4,579)                      (3,000)
                                                                     ---------------------        ---------------------
             End of year                                                        $ 176,000                    $ 135,000
                                                                     =====================        =====================

      The activity with respect to loans to directors, officers and associates of such persons, is summarized as follows:

                                                                            1999                              1998
                                                                     ----------------                  ----------------

             Beginning of period                                          $  217,274                        $  291,218
             Loans originated
                                                                             402,682                                 -
             Collection of principal
                                                                            (16,025)                          (73,944)
                                                                     ----------------                  ----------------
             End of period                                                $  603,931                        $  217,274
                                                                     ================                  ================


      All loans to directors, officers and associates of such persons are collateralized by deposits and/or real estate.

6.    Accrued Interest Receivable:
      ---------------------------

          Accrued interest receivable is summarized as follows:

                                                                               1999                         1998
                                                                     ---------------------        ---------------------

             Loans receivable                                                   $ 242,138                    $ 196,729
             Mortgage backed securities                                             9,330                        9,467
             Other Securities                                                     172,238                       21,122
                                                                     ---------------------        ---------------------
                                                                                $ 423,706                    $ 227,318
                                                                     =====================        =====================

7.    Premises and Equipment:
      ----------------------

      Premises and equipment are summarized by major classification as follows:

                                                                                       September 30,
                                                                     --------------------------------------------------
                                                                               1999                         1998
                                                                     ---------------------        ---------------------
             Land                                                               $ 126,435                    $ 126,435
             Land improvements                                                     14,017                       13,608
             Office building and improvements (Bordentown)                      1,352,051                    1,350,262
             Office building and improvements (Florence)                           39,015                       38,299
             Furniture, fixtures and equipment                                    438,288                      331,532
             Future branch                                                         15,060                            -
                                                                     ---------------------        ---------------------
                                                                                1,984,866                    1,860,136
             Less accumulated depreciation                                        468,614                      391,290
                                                                     ---------------------        ---------------------
                                                                              $ 1,516,252                  $ 1,468,846
                                                                     =====================        =====================

     Depreciation charged to operations was $77,324 and $55,717 for the years ended 1999 and 1998, respectively. Useful lives used in the calculation of depreciation are as follows:

          Buildings                                        25 to 40 years
          Buildings improvements and land improvements      7 to 40 years
          Furniture and equipment                           5 to 7 years

8.    Deposits:
      --------

      Deposits as of September 30, are summarized as follows:

                                                                                 1999                         1998
                                                                          ---------------------        ---------------------

             Now accounts                                                     $ 5,192,051                  $ 4,230,556
             Money market accounts                                              3,045,330                    2,206,431
             Passbook and club accounts                                         7,481,882                    6,631,263
             Non interest bearing                                               3,989,352                    2,813,028
                                                                     ---------------------        ---------------------
             Subtotal                                                          19,708,615                   15,881,278
                                                                     ---------------------        ---------------------
             Certificates of deposit:
               3.01% to 4.0%                                                    1,016,360                      485,579
               4.01% to 5.0%                                                   11,198,720                    3,287,304
               5.01% to 6.0%                                                    9,919,282                   15,360,755
               6.01% to 7.0%                                                      647,185                      762,939
                                                                     ---------------------        ---------------------
             Subtotal                                                          22,781,547                   19,896,577
                                                                     ---------------------        ---------------------
                                                                            $ 42,490,162                 $ 35,777,855
                                                                     =====================        =====================

      Deposits of officers and directors totaled $249,488 in 1999. The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $1,562,000 and $1,499,000 at September 30, 1999
      and 1998. These certificates of deposit do not receive preferential rates of interest. Deposits in excess of $100,000 are not federally insured.

      As of September 30, 1999 and 1998, scheduled maturities of certificates of deposit (rounded to the nearest $1,000) are summarized as follows:

                                                                                 1999                         1998
                                                                         ---------------------        ---------------------
             3 months or less                                                 $ 4,444,000                  $ 3,874,000
             from 3 months to 1 year                                           11,812,000                   10,341,000
             from 1 year to 3 years                                             5,748,000                    3,726,000
             from 3 years to 5 years                                              778,000                    1,956,000
                                                                     ---------------------        ---------------------
                                                                             $ 22,782,000                 $ 19,897,000
                                                                     =====================        =====================

      Interest expense on deposits for the years ended September 30, 1999 and 1998 is summarized as follows:

                                                                                 1999                         1998
                                                                         ---------------------        ---------------------
             NOW accounts                                                     $    98,793                  $   101,832
             Money market accounts                                                 69,057                       65,745
             Passbook and club accounts                                           178,418                      170,102
             Certificates of deposit                                            1,095,678                    1,042,433
                                                                     ---------------------        ---------------------
                                                                              $ 1,441,946                  $ 1,380,112
                                                                     =====================        =====================

9.    Other Borrowed Funds:
      --------------------

      This debt consists of various advances from FHLB which bear fixed interest rates ranging from 5.1% to 5.9%. These advances are collateralized by FHLB stock, investment securities and mortgages. The Bank has $9,404,651 available for borrowing as of September 30, 1999.


                            Principal payments are as follows:

                                   2000                      $  6,368,000
                                   2001                           123,000
                                   2002                           130,000
                                   2003                           138,000
                                   2004                           146,000
                                Thereafter                        807,940
                                                          ----------------

                                              Total           $ 7,712,940
                                                          ================

10.   Gains on Sale of Interest Earning Assets:
      ----------------------------------------

      Realized gain on sales of available-for-sale securities was $ 3,359 and $933 for the years ended September 30, 1999 and 1998, respectively.


11.   Income Taxes:
      ------------

The provision for federal and state income taxes differs from that computed at the statutory graduated rates as follows:

                                                                             1999                         1998
                                                                     ---------------------        ---------------------
             Federal statutory tax rates                                               34%                          34%
             Tax at statutory rates                                             $ 113,179                     $ 97,670
             New Jersey savings institution tax                                     3,395                        5,688
             Decrease in tax:
               Low tax bracket savings                                                  -                       (2,390)
               Tax exempt income                                                   (2,000)                      (2,000)
               Miscellaneous                                                       (5,885)                      (9,891)
                                                                     ---------------------        ---------------------

                                                                                $ 108,689                     $ 89,077
                                                                     =====================        =====================

             Effective tax rate                                                        30%                          31%
                                                                     =====================        =====================

      The tax provision is summarized as follows:

                                                                             1999                         1998
                                                                     ---------------------        ---------------------
             Current federal                                                    $ 128,567                    $ 120,145
             Deferred federal                                                     (31,927)                     (38,478)
             Current state                                                         15,000                       10,800
             Deferred state                                                        (2,951)                      (3,390)
                                                                     ---------------------        ---------------------
                                                                                $ 108,689                     $ 89,077
                                                                     =====================        =====================

      The following temporary differences gave rise to deferred tax assets and liabilities:

                                                                             1999                         1998
                                                                     ---------------------        ---------------------
             Deferred tax assets:
             Allowance for loan losses                                           $ 67,640                     $ 47,490
             Deferred loan origination fees, net                                   17,580                       22,010
             Accrued compensation                                                  18,426                       10,150
             Unrecorded depreciation on investments                                76,093                            -
                                                                     ---------------------        ---------------------
             Total deferred tax assets                                            179,739                       79,650
                                                                     ---------------------        ---------------------
             Deferred tax liabilities:
               Premises and equipment                                              27,930                       23,050
               Unrecorded appreciation on investments                                   -                       47,070
               Tax reserve for loan losses                                         52,450                       68,212
                                                                     ---------------------        ---------------------
             Total deferred tax liabilities                                        80,380                      138,332
                                                                     ---------------------        ---------------------
             Net deferred tax asset (liability)                                  $ 99,359                    $ (58,682)
                                                                     =====================        =====================

      The Bank has qualified as a Savings Institution under provisions of the Internal Revenue Code. Prior to January 1, 1996 the Bank was permitted to deduct from taxable income an allowance for bad debts based on 8% of taxable income. Retained earnings at September 30, 1999 and 1998 included untaxed earnings of approximately $381,491 and $407,133, representing such bad debt deductions.

      Retained earnings at September 30, 1999 and 1998 includes approximately $278,925 of tax bad debt deductions which are considered a permanent difference between the book and income tax basis of loans receivable, and for which income taxes have not been provided. If such amount is used for purposes other than bad debt losses, including distributions in liquidation, it will be subject to income tax at the then current rate.

12.   Commitments:
      -----------

      At September 30, 1999 the Bank had the following commitments outstanding. Mortgage commitments are for 45 days. Home equity commitments are for 60 days. The commitments are summarized as follows:

                                                              Amounts                  Rate                    Term
                                                         -------------------    --------------------    --------------------
             Mortgages (fixed rate)                               $ 877,600     7.00% to 8.125%              15 to 30 years
                                                                                  0 to 3 points
             Home Equity loans                                      447,300     6.825% to 8.75%               3 to 15 years
                                                         -------------------      0 points

                                                                $ 1,324,900
                                                         ===================

      There are two letters of credit outstanding. An annual fee of 1 point is due on each of the letters of credit. Interest is due at various rates if the letters of credit are utilized. The value of the two letters totals $25,000. The Bank also has lines of credit with undrawn balances of $230,948.

      Subsequent to September 30, 1999, the Bank entered into a lease agreement for a new branch. The term of the agreement is for 10 years with monthly payments ranging from $4,500 to $5,871. This project is expected to be funded through normal operations with approximately $100,000 of cost to be incurred.

13.   Financial Instruments:
      ---------------------

      Fair Values of Financial Instruments
      ------------------------------------

      The following methods and assumptions were used by the Bank in estimating fair values of financial instruments as disclosed herein:


      Cash and due from banks
      -----------------------

      The carrying amounts of cash and due from banks approximate their fair value.

      Available-for-Sale and Held-to-Maturity Securities and FHLB stock
      -----------------------------------------------------------------

      Fair values for securities, excluding FHLB securities, are based on quoted market prices. The carrying values of FHLB securities approximate fair values.

         Loans Receivable
         ----------------

         For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed rate mortgage loans and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for fixed rate commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

         Accrued Interest
         ----------------

         The carrying amounts of accrued interest approximate their fair values.

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

          FHLB Advances
          -------------

          The fair value of FHLB advances is estimated based on rates currently available to the Bank for debt with similar terms.

          Off-Balance-Sheet Instruments and credit risk
          ---------------------------------------------

          The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing need of its customers. These financial instruments consist of commitments to extend credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan agreement. These commitments are comprised of the undisbursed portion of loans and letters of credit. The Bank's exposure to credit loss from nonperformance by the other party to the financial instruments for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments as it does for on-balance-sheet instruments. Generally, collateral, usually in the form of real estate, is required to support financial instruments with credit risk. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon by customers, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counter party. The fair value of commitments is not considered significant.

          The estimated fair values of the Bank's financial instruments were as follows at: (000's omitted)

                                                          September 30,  1999                    September 30, 1998
                                                      ---------------------------------    --------------------------------------
                                                        Carrying             Fair             Carrying               Fair
             Financial Assets                            Amount              Value             Amount                Value
             ------------------------------------     --------------     --------------    ----------------    ------------------

             Cash and due from banks                        $ 1,883            $ 1,883             $ 3,928               $ 3,928
             Securities held to maturity                      4,022              3,905               4,652                 4,808
             Securities available for sale                    8,673              8,673                 134                   134
             FHLB stock                                         419                419                 261                   261
             Loans receivable                                38,832             38,116              31,042                31,293
             Accrued interest receivable                        424                424                 227                   227

             Financial Liabilities
             ------------------------------------

             Deposit liabilities                             42,491             42,323              35,778                35,981
             FHLB advances                                    7,713              7,583
             Accrued interest payable                            97                 97                  39                    39

14.   Benefit Plans:
      -------------

      Defined Contribution Plan
      -------------------------

      Employer contributions under a salary reduction thrift plan were $12,882 and $6,767 for 1999 and 1998, respectively.

      ESOP
      ----

     Effective upon conversion, an ESOP was established for all eligible employees. The ESOP used $303,880 of proceeds from a term loan from the Company to purchase 30,388 shares of Company common stock in the initial offering. The term loan from the Company to the ESOP, including interest, is payable over 180 equal monthly installments. The initial interest rate is 8.25% and is subject to semi-annual adjustment based on the prime rate. The rate at September 30, 1999 was 8.25%. The Bank intends to make contributions to the ESOP which will be equal to the principal and interest payment required from the ESOP on the term loan. Shares purchased with the loan proceeds are pledged as collateral for the term loan and are held in a suspense account for future allocation among participants. Contributions to the ESOP and shares released from the suspense account will be allocated among the participants on the basis of compensation, as described by the plan in the year of allocation. ESOP shares pledged as collateral are reported as common stock acquired by ESOP in the consolidated statements of financial condition. As shares are committed to be released from collateral, the Company reports compensation and interest expense equal to the current market price of the shares, and the shares become outstanding for basic net income per common share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings. Contributions equivalent to dividends on unallocated ESOP shares are recorded as a reduction of debt. ESOP shares are as follows:

                                                                            1999                             1998
                                                                     --------------------             --------------------
             Allocated shares, released                                            3,038                                -
                                                                     ====================             ====================
             Unallocated shares, unreleased                                       27,350                           30,388
                                                                     ====================             ====================
             Fair Value of unreleased shares                                   $ 276,915                        $ 303,880
                                                                     ====================             ====================
             Compensation cost                                                  $ 30,388
                                                                     ====================

      Restricted Stock Plan (RSP)
      ---------------------------

      On April 16, 1999 the Company established a RSP to provide both key employees and outside directors with a proprietary interest in the Company in a manner designed to encourage such person to remain with the Bank. A total of 15,194 restricted shares were purchased by the RSP at an average market value of $10.48. Initially the total market value of the shares is treated as unearned compensation and is charged to expense over the vesting period. A total of 10,631 shares were issued to the board of directors and two executive officers. Unearned compensation from these shares will be charged to expense over the five year vesting period.

      The awards become fully vested upon termination of employment due to death or disability.

15.   Net Income per Common Share:
      ----------------------------

      Basic net income per common share is calculated by dividing net income by the number of shares of common stock outstanding, adjusted for the unallocated portion of shares held by the Company's ESOP. Diluted net income per share is calculated by adjusting the number of shares of common stock outstanding to include the effect of stock options, stock-based compensation grants and other securities, if dilutive, generally using the treasury stock method. The Company has no potentially dilutive securities.

      Per share amounts for the years ended September 1999 and 1998 have been calculated based on the net income for the entire year and assume the common stock issued has been outstanding since October 1, 1997.

                                                                1999                                           1998
                                      -------------------------------------------------  -------------------------------------------
                                                             Weighted         Per-                          Weighted          Per-
                                                             Average         Share                          Average          Share
                                                 Income       Shares         Amount          Income          Shares          Amount
                                      -------------------------------------------------  -------------------------------------------
           Net income available to
           Common Shareholders                 $ 224,191       379,858                     $ 198,187        379,858

           ESOP shares                                         (27,350)                                     (30,388)
           RSP shares                                          (15,194)
                                               ------------------------------------        -----------------------------------------
                                               $ 224,191       337,314       $ 0.66        $ 198,187        349,470          $ 0.57
                                               ------------------------------------        -----------------------------------------

      There were no diluted effects as of September 30, 1999 or 1998.

16.    Comprehensive Income:
       --------------------

      On June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income and its components in financial statements. Statement 130 states that comprehensive income includes reported net income of a company, adjusted for items that are currently accounted for as direct entries to equity, such as the net unrealized gain or loss on securities available for sale, foreign currency items, and minimum pension liability adjustments. This statement is effective for both interim and annual periods beginning after December 15, 1997. As required, the Company adopted Statement 130 in the first quarter of fiscal 1999, and reports comprehensive income in accordance with the new statement.

17.   Regulatory Capital Requirement:
      ------------------------------

      The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

      The  Office  of  Thrift   Supervision   ("OTS")  has  prescribed   capital
      requirements which include three separate measurements of capital adequacy: a leverage-ratio capital standard ("core"), a tangible capital standard and a risk-based capital standard (collectively known as the "Capital Rule"). The Capital Rule requires each savings institution to maintain tangible capital equal to at least 1.5% of its adjusted total assets and core capital equal to at least 4.0% of its adjusted total assets. The Capital Rule further requires the Bank to maintain total capital equal to at least 8.0% of its risk-weighted assets.

      The Bank at  September  30,  1999 and 1998  meets  the  regulatory    core
      capital,  tangible  capital,  and   risk  based  capital  requirements  as
      summarized:

                                                                                                         To Be Well
                                                                                                        Capitalized Under
                                                                                  For Capital           Prompt Corrective
                                                Actual                       Adequacy Purposes          Action Provisions
                                           --------------------------    -----------------------   --------------------------
                                             Amount         Ratio         Amount        Ratio        Amount         Ratio
                                           ------------   -----------    ----------   ----------   ------------  ------------
                                                                      (000's omitted for amounts)
             As of September 30, 1998:
               Risk-based capital              $ 4,685         22.61        $1,658         8.00        $ 2,073         10.00
               Tier 1 capital                    4,465         22.55           N/A          N/A          1,188          6.00
               Core capital                      4,465         10.71         1,668         4.00          2,085          5.00
               Tangible capital                  4,465         10.71           625         1.50            N/A           N/A

             As of September 30, 1999:
               Risk-based capital                4,571         16.84         2,255         8.00          2,819         10.00
               Tier 1 capital                    4,571         16.22           N/A          N/A          1,691          6.00
               Core capital                      4,571          8.22         2,226         4.00          2,783          5.00
               Tangible capital                  4,571          8.22           835         1.50            N/A           N/A


      The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") imposes increased requirements on the operations of financial institutions and mandated the development of regulations designed to empower regulators to take prompt corrective action with respect to institutions that fall below certain capital standards. FDICIA stipulates that an institution with less than 4% core capital is deemed to be undercapitalized. Quantitative measures established by FDICIA to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of September 30, 1999, that the Bank meets all capital adequacy requirements to which it is subject.

      As of March 1999, the most recent notification from the OTS, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total, risk-based, and Tier I leverage ratios of 10%, 6%, and 5%, respectively. There are no conditions existing or events which have occurred since notification that management believes have changed the Bank's category.

      Management believes that, under the current regulations, the Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Bank could adversely affect its future minimum capital requirements.

18.   Special Deposit Insurance Assessment:
      ------------------------------------

      On September 30, 1996, congressional legislation was enacted which is designed to recapitalize the Savings Association Insurance Fund (SAIF) and to eliminate the substantial deposit premium disparity between Bank Insurance Fund and SAIF-insured institutions. The legislation imposed a one-time assessment on all SAIF-insured deposits, as of March 31, 1995. For the Bank, the assessment totaled $191,615.

      Beginning on January 1, 1997, the FDIC has estimated that, in addition to normal deposit insurance premiums,

      BIF members will pay a portion of the FICO payment equal to 1.3 basis points on BIF-insured deposits compared to 6.4 basis points by SAIF members on SAIF-insured deposits. All institutions will pay a pro-rata share of the FICO payment on the earlier of January 1, 2000 or the date upon which the last savings association ceases to exist. The legislation also requires BIF and SAIF to be merged by January 1, 1999 provided that legislation is adopted to eliminate the savings association charter and no savings associations remain as of the time.

      The FDIC has recently lowered SAIF assessments to a range comparable to that of BIF members, although SAIF members must also make the FICO payments described above. Management cannot predict the precise level of FDIC insurance assessments on an ongoing basis or whether the BIF and SAIF will eventually be merged.

19.   Parent Only Financial Information:
      ---------------------------------

      Farnsworth operates one wholly owned subsidiary, the Bank. The earnings of the Bank are recognized by Farnsworth using the equity method of accounting. Accordingly, the earnings of the Bank are recorded as increases in Farnsworth's investment in the subsidiary. The following are the condensed financial statements for Farnsworth (parent company only) as of September 30, 1999 and 1998 and for the year ended September 30, 1999. Farnsworth had no operations prior to the Bank's conversion to stock form on September 29, 1998.

                  Statement of Financial Condition                                    1999                         1998
                                                                                ------------------           ------------------
                  Assets

                  Cash                                                                   $ 70,679                    $ 638,692
                  Securities available for sale                                           480,938                            -
                  ESOP loan receivable                                                    281,089                      303,880
                  Investment in subsidiary                                              2,807,322                    2,548,435
                  Other assets                                                             20,521                            -
                                                                                ------------------           ------------------
                  Total assets                                                         $3,660,549                   $3,491,007
                                                                                ==================           ==================
                  Liabilities                                                           $ 173,678                     $ 56,760

                  Stockholder's equity                                                  3,486,891                    3,434,247
                                                                                ------------------           ------------------
                  Liabilities and stockholder's equity                                 $3,660,569                   $3,491,007
                                                                                ==================           ==================

      Statement of Income

                                                       For the year
                                                          ended
                                                      September 30,
                                                          1999
                                                    ------------------
                  Income from subsidiary                    $ 258,887
                  Interest Income                              56,311
                                                    ------------------
                  Total Income                                315,198
                                                    ------------------
                  Meeting expenses                             21,939
                  Stock transfer fees                           2,206
                  Professional Fees                            66,522
                  Other Expenses                                  340
                                                    ------------------
                  Total Expenses                               91,007
                                                    ------------------
                  Net Income                                $ 224,191
                                                    ==================

                                                                                                Year Ended
                                                                                -----------------------------------------------
                                                                                  September 30,                September 30,
                  Statement of Cash Flows                                             1999                         1998
                                                                                ------------------           ------------------
                  Cash flows from operations activities:
                    Net Income                                                       $    224,191                 $          -
                                                                                ------------------           ------------------
                    Adjustments to reconcile net income
                      provided by operations:
                      Increase(decrease)in accrued expenses                               (42,446)                      56,760
                      Equity in undistributed earnings of
                        subsidiary                                                       (258,887)
                      Increase in other assets                                            (13,662)                           -
                                                                                ------------------           ------------------
                                 Net cash provided by (used in) operating
                                   activities                                             (90,804)                      56,760
                                                                                ------------------           ------------------
                  Cash flows from investing activities:
                    Investment in Bank                                                          -                   (2,548,435)
                    Purchase of investment                                               (500,000)                           -
                    Repayment of ESOP loan                                                 22,791                            -
                                                                                ------------------           ------------------
                                 Net cash used in
                                   investing activities                                  (477,209)                  (2,548,435)
                                                                                ------------------           ------------------
                  Cash flows from financing activities:
                    Net proceeds from issuance of common
                      stock                                                                     -                    3,130,367
                                                                                ------------------           ------------------
                                 Net cash provided by financing
                                   activities                                                   -                    3,130,367
                                                                                ------------------           ------------------
                  Net increase in cash and cash equivalents                              (568,013)                     638,692
                  Cash and cash equivalents - beginning                                   638,692                            -
                                                                                ------------------           ------------------
                  Cash and cash equivalents - ending                                     $ 70,679                   $  638,692
                                                                                ==================           ==================
                  Supplement disclosure:
                  Non cash items:
                     Unrealized loss on securities available for
                        sale, net of deferred income taxes                              $ (12,203)                         $ -
                                                                                ==================           ==================
                  Loan to ESOP                                                          $       -             $         303,880
                                                                                ==================           ==================
                  Loan to RSP                                                           $ 159,364             $               -
                                                                                ==================           ==================

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

            GEORGE G. AARONSTON, JR.                       EDGAR N. PEPPLER
           Realtor - Falconer & Bell               President - Peppler Funeral Home

                CHARLES E. ADAMS                           GARY N. PELEHATY
   Retired - Florence Township Administrator   President and Chief Executive Officer

                           WILLIAM H. WAINWRIGHT, JR.
                             Retired - Loan Officer

                               EXECUTIVE OFFICERS
         GARY N. PELEHATY                            CHARLES ALESSI
President and Chief Executive Officer        Vice President, Chief Financial
                                             Officer, Secretary and Treasurer

                                    OFFICER
                              ELAINE C. DENELSBECK
                              Assistant Secretary

--------------------------------------------------------------------------------

LOCAL COUNSEL                                        INDEPENDENT AUDITOR
Wells, Singer, Rubin & Musuline                      Kronick Kalada Berdy & Co.
6 East Park Street                                   190 Lathrop Street
Bordentown,New Jersey 08505                          Kingston, Pennsylvania 18704

SPECIAL COUNSEL                                      TRANSFER AGENT AND REGISTRAR
Malizia Spidi & Fisch, PC                            American Securities Transfer & Trust, Inc.
One Franklin Square                                  1825 Lawrence Street, Suite 444
1301 K Street, N.W., Suite 700 East                  Denver, Colorado 80201
Washington, D.C. 20005

                           --------------------------

The Company's Annual Report on Form 10-KSB for the fiscal year ended September 30, 1999 is available without charge upon written request. For a copy of the Form 10-KSB, please write or call Mr. Charles Alessi, Vice President at the Company's Office. The Annual Meeting of Stockholders will be held on January 25, 2000 at 10:00 a.m. at the Days Inn, 1073 Route 206, Bordentown, New Jersey 08505.