Form 10KSB40, Exhibit 13
period 2000-09-30
FARNSWORTH BANCORP INC
filed 2000-12-28
CIK 1063568

EXHIBIT 13

                            FARNSWORTH BANCORP, INC.
                       2000 ANNUAL REPORT TO STOCKHOLDERS

                            FARNSWORTH BANCORP, INC.
                               2000 ANNUAL REPORT





                                TABLE OF CONTENTS

                                                                           Page

Letter to Stockholders........................................................1

Corporate Profile ............................................................2

Stock Price Information.......................................................2

Selected Financial Ratios and Other Data......................................3

Management's Discussion and Analysis..........................................4

Independent Auditor's Report................................................F-1

Consolidated Statements of Financial Condition............................. F-2

Notes to Consolidated Financial Statements..................................F-6

Corporate Information........................................................12

                      [FARNSWORTH BANCORP, INC. LETTERHEAD]


To Our Stockholders:

         On behalf of our Board of Directors and employees, we are pleased to present our 2000 Annual Report to Stockholders. As you will see in the Annual Report, our net income decreased during fiscal 2000 due, in large part, to the expenses we incurred in connection with the opening in April 2000 of our new branch in Mt. Laurel, New Jersey. We are happy with progress this branch is making and we feel the added expenses associated with this branch opening represent a good investment in the future.

         For the fiscal year ended September 30, 2000, the Company earned $124,051or $.36 per share, as compared to net income of $224,191 or $.66 per share, for the fiscal year ended September 30, 1999. At September 30, 2000, the Company's assets totaled $58.1 million, as compared to $56.0 million at September 30, 1999. Stockholders' equity was $5.4 million or $14.17 per share at September 30, 2000, as compared to stockholders' equity of $5.3 million or $13.92 per share, at September 30, 1999. The increase in assets and stockholders' equity was primarily attributable to net income from operations.

         In November 2000, the Company organized Peoples Financial Services, Inc., a new subsidiary of the Company that will offer brokerage and investment advisory services, through a third party, to all of the Bank's customers and to the general public. The Company has entered into a networking agreement with Investors Capital Corporation, a brokerage and investment advisory firm, which will directly provide these new services to our customers and the general public at the Bank's offices. We also plan to offer insurance products, such as life, health, property and casualty insurance, through Peoples Financial Services, Inc. In addition to offering a wider array of products and services to our customers and the general public, the Company hopes this new line of business will increase non-interest income.

         Our goal remains the same as it has always been, to enhance your investment in our Company.

                                          Sincerely,


                                          /s/Gary N. Pelehaty
                                          --------------------------------------
                                          Gary N. Pelehaty
                                          President and Chief Executive Officer

Corporate Profile

Farnsworth Bancorp, Inc. (the "Company") is the parent company for Peoples Savings Bank (the "Bank"). The Company was formed as a New Jersey corporation in May 1998 at the direction of the Bank in connection with the Bank's conversion from a mutual to stock form of ownership. The Company acquired all of the capital stock issued by the Bank upon its conversion. On September 29, 1998, the Bank completed its conversion in connection with a $3.8 million initial public offering of the Company's common stock. The Company is a grandfathered unitary savings and loan holding company which, under existing laws, generally is not restricted in the types of business activities in which it may engage provided that the Bank retains a specified amount of its assets in housing-related investments. At the present time, the Company conducts no significant business or operations of its own other than holding all of the outstanding stock of the Bank and investing the Company's portion of the net proceeds obtained in the mutual-to-stock conversion.

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

Stock Price Information

The Company's common stock has been traded on the OTC-Electronic Bulletin Board under the trading symbol of "FNSW" since it commenced trading on September 30, 1998. The number of shareholders of record of common stock as of December 18, 2000, was approximately 415. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At December 18, 2000, there were 360,866 shares outstanding. There were no dividends paid by the Company during the fiscal year ended September 30, 2000. The Company's ability to pay dividends to stockholders is largely dependent upon the dividends it receives from the Bank. The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the Conversion, or (2) the regulatory requirements imposed by the OTS.

                    Selected Financial Ratios and Other Data


                                                      At or For the Years Ended
                                                           September 30,
                                                     ---------------------------
                                                      2000                 1999
                                                      ----                 ----
Return on average assets........................       .22%                 .45%

Return on average equity........................      2.31                 4.11

Average equity to average assets ratios.........      9.39                10.96

Equity to assets at period end..................      9.26                 9.44

Net interest rate spread........................      2.80                 3.08

Net yield on average interest-earning assets....      3.29                 3.65

Non-performing loans to total assets............       .55                 1.09

Allowance for loan loss to total loans..........       .46                  .45

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations of the Company and the Bank should be read in conjunction with the accompanying Consolidated Financial Statements.

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

         An asset or liability is interest rate sensitive within a specific time period if it will mature or re-price within that time period. If the Bank's assets mature or re-price more quickly or to a greater extent than its liabilities, the Bank's net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. Conversely, if the Bank's assets mature or re-price more slowly or to a lesser extent than its liabilities, the Bank's net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. The Bank's policy has been to address the interest rate risk inherent in the typical savings institution business of originating long-term loans funded by short-term deposits by maintaining sufficient liquid assets for material and prolonged changes in interest rates and by originating loans with shorter terms to maturity such as construction, commercial and consumer loans. In addition, the Bank has invested in adjustable-rate mortgage-backed securities as an interest rate risk management strategy.

         Quantitative Analysis. In order to encourage savings associations to reduce their interest rate risk, the OTS adopted a rule incorporating an interest rate risk ("IRR") component into the risk-based capital rules. The IRR component is a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its net portfolio value ("NPV") to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point ("bp") change in market interest rates. A resulting change in NPV of more than 2% of the estimated present value of total assets ("PV") will require the institution to deduct from its capital 50% of that excess change. The rules provide that the OTS will calculate the IRR component quarterly for each institution. Based on the Bank's asset size and risk-based capital, the Bank has been informed by the OTS that it is exempt from this rule. Nevertheless, the following table presents the Bank's NPV at September 30, 2000, as calculated by the OTS, based on quarterly information voluntarily provided to the OTS.

       Changes                Net Portfolio Value
      In Market       ---------------------------------------
    Interest Rates    $ Amount        $ Change     % Change      NPV Ratio(1)
    --------------    ----------   -------------   ---------   ----------------
    (basis points)      (Dollars in Thousands)

          +300         2,459            -3,342       -58%             4.51%
          +200         3,566            -2,325       -39%             6.38%
          +100         4,729            -1,161       -20%             8.25%
             0         5,891                                         10.03%
          -100         6,895             1,005       +17%            11.49%
          -200         7,692             1,802       +31%            12.59%
          -300         8,426             2,535       +43%            13.55%


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

Financial Condition

         Total assets increased $2.1 million or 3.8% to $58.1 million at September 30, 2000 from $56.0 million at September 30, 1999. The increase was primarily attributable to a $1.0 million increase in the Bank's loans receivable, net, a $100,000 increase in available for sale securities, and a $1.3 million increase in cash and due from banks, partially offset by a decrease in mortgage-backed securities of $300,000. The Bank's total liabilities increased $2.0 million or 3.9%, to $52.7 million at September 30, 2000 from $50.7 million at September 30, 1999. The increase was primarily attributable to a $2.2 million increase in deposits, offset by a $100,000 decrease in FHLB advances and a $100,000 decrease in other liabilities. Deposits increased primarily due to increased marketing efforts through greater advertising and the opening of a new branch office in Mt. Laurel, New Jersey. The increase in loans receivable was due to greater marketing and increased demand in the Bank's primary market area. The decrease in securities held-to-maturity was a result of maturing instruments.

         Retained earnings increased $124,000 to $2.6 million or 4.5% of total assets at September 30, 2000, as compared to $2.5 million or 4.4% of total assets at September 30, 1999. The increases in retained earnings are primarily attributable to net income.

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


                                                                      Year Ended September 30,
                                                             2000                                1999
                                           ----------------------------------  -----------------------------------
                                                                     Average                               Average
                                              Average                Yield/        Average                 Yield/
                                              Balance    Interest     Cost         Balance      Interest    Cost
                                              -------    --------     ----         -------      --------    ----
                                                                     (Dollar in thousands)
Interest-earning assets:
  Loans receivable(1)....................    $ 39,951     $ 3,151      7.88%      $35,051       $ 2,809      8.01
  Mortgage-backed securities.............       1,609         104      6.48         1,785           113      6.33
  Investment securities(2)...............      10,902         566      5.19         8,565           355      4.14
  Other interest-earning assets..........       1,953          60      3.08         1,901            86      4.52
                                             --------     -------    ------       -------       -------      ----
     Total interest-earning assets.......      54,415       3,881      7.13        47,302         3,363      7.11
                                                                                                           ------
Noninterest-earning assets...............       2,739          --                   2,436            --
                                             --------     -------                 -------       -------
     Total assets........................    $ 57,154     $ 3,881                 $49,738       $ 3,363
                                             ========     =======                 =======       =======
Interest-bearing liabilities:
  NOW accounts...........................    $  6,245     $   109      1.75       $ 5,093       $    99      1.94
  Savings accounts.......................       7,760         187      2.40         7,277           178      2.45
  Money market accounts..................       3,063          82      2.67         2,582            69      2.67
  Certificates of deposit................      23,059       1,209      5.25        21,652         1,096      5.06
  FHLB - Advances........................       8,184         505      6.17         3,962           193      4.87
                                             --------     -------    ------       -------       -------    ------
     Total interest-bearing liabilities..      48,311       2,092      4.33        40,566         1,635      4.03
                                                                     ------                                ------
Noninterest-bearing liabilities..........       3,476                               3,720
                                             --------                             -------
     Total liabilities...................      51,787                              44,286
                                             --------                             -------

Stockholders' equity.....................       5,367                               5,452
                                             --------                             -------
     Total liabilities and
        Retained earnings................    $ 57,154     $ 2,092                 $49,738       $ 1,635
                                             ========     =======                 =======       =======

Net interest income......................                 $ 1,789                               $ 1,728
                                                          =======                                ======
Interest rate spread(3)..................                              2.80%                                 3.08%
                                                                     ======                                ======
Net yield on interest-earning assets(4)..                              3.29%                                 3.65%
                                                                     ======                                ======
Ratio of average interest-earning
  assets   to average interest-bearing
  liabilities............................                            112.63%                               116.61%
                                                                     ======                                ======

-----------------
(1)  Average balances include non-accrual loans.
(2)  Includes interest-bearing deposits in other financial institutions.
(3)  Interest rate spread represents the difference between the average yield on
     interest-earning   assets  and  the   average   cost  of   interest-bearing
     liabilities.
(4) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

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

                                                                   Year Ended September 30,
                                                                         2000 vs. 1999
                                                              ----------------------------------
                                                                      Increase (Decrease)
                                                                            Due to
                                                              ----------------------------------
                                                                                   Rate/
                                                               Volume     Rate     Volume   Net
                                                              --------   ------   -------  -----
                                                                           (In thousands)
Interest income:
  Loans receivable ..........................................   $ 392    $ (46)   $  (4)   $ 342
  Mortgage-backed securities ................................     (11)       3       (1)      (9)
  Investment securities .....................................      96       90       25      211
  Other interest-earning assets .............................       2      (27)      (1)     (26)
                                                                -----    -----    -----    -----
     Total interest income ..................................   $ 479    $  20    $  19    $ 518
                                                                =====    =====    =====    =====

Interest expense:
  NOW accounts ..............................................   $  22    $ (10)   $  (2)   $  10
  Savings account ...........................................      12       (3)      --        9

  Money market accounts .....................................      13       --       --       13
  Certificates of deposit ...................................      70       40        3      113
  Other liabilities .........................................     206       52       54      312
                                                                -----    -----    -----    -----
     Total interest expense .................................     323       79       55      457
                                                                =====    =====    =====    =====

Change in net interest income ...............................   $ 156    $ (59)   $ (36)   $  61
                                                                =====    =====    =====    =====

Results of Operations

         Net Income. The Bank's net income decreased $100,000 for the year ended September 30, 2000, to $124,000 from $224,000 for the year ended September 30, 1999. This decrease was primarily attributable to a $278,000 increase in non-interest expense, partially offset by increases in net interest income and non-interest income.

         Net Interest Income. Net interest income is the most significant component of the Bank's income from operations. Net interest income is the difference between interest the Bank received on its interest-earning assets, primarily loans, investment and mortgage-backed securities and interest the Bank pays on its interest-bearing liabilities, primarily deposits and borrowings. Net interest income depends on the volume of and rates earned on interest-earning assets and the volume of and rates paid on interest-bearing liabilities.

         Net interest income after provision for loan losses increased $111,000 or 6.7%, to $1.8 million for the year ended September 30, 2000, as compared to $1.7 million for the year ended September 30, 1999. The increase was primarily due to the growth in the average balance of interest-earning assets to $54.4 million in 2000 from $47.3 million in 1999.

         The increase in the average balance of interest-earning assets of $7.1 million primarily reflects increases of $4.9 million in the Bank's average balance of loans and $2.3 million in investment securities, partially offset by a decrease of $100,000 in the mortgage-backed average balance of securities and other assets.

         The increase in average interest-bearing liabilities of $7.7 million reflects increases of $1.2 million in the Bank's average balance of interest-bearing NOW accounts and $2.4 million in the average balance of savings, money market and certificates of deposit and an increase of $4.2 million in the average balance of FHLB borrowings.

         Provision for Loan Losses. Provision for loan losses was $10,000 for the year ended September 30, 2000, as compared to $60,000 for the year ended September 30, 1999. The provision is established to adjust the balance of the allowance for loan losses to a level management feels is sufficient based on the risk characteristics of the loan portfolio.

         Management believes the allowance for loan losses is at a level that is adequate to provide for estimated losses. However, there can be no assurance that further additions will not be made to the allowance and that such losses will not exceed the estimated amount.

         Noninterest Income. Noninterest income increased $20,000 or 8.5% from $235,000 for the year ended September 30, 1999 to $255,000 for 2000. This increase in the Bank's noninterest income was due to a gain on the sale of real estate owned of $36,000, partially offset by a decrease in fees and other service charges of $13,000 and a decrease in gain on available for sale securities of $3,000.

         Noninterest Expense. Noninterest expense increased $278,000 or 17.7% from $1.6 million for the year ended September 30, 1999, to $1.9 million for 2000. The increase in the Bank's noninterest expense was due to a $105,000 increase in the Bank's occupancy and equipment expense, a $66,000 increase in other noninterest expense and an increase of $116,000 in the Bank's compensation and benefits, partially offset by a decrease of $9,000 in the Bank's federal insurance premiums. The category of non-interest expense described as "Other" is comprised of expenses related to advertising, fees charged by banks, loan processing fees, NOW expenses, costs related to supplies and various professional fees. The highest of these expenses was $85,000 for bank processing fees. The increase in occupancy and equipment expense was attributable in part to expenses associated with the opening of the Bank's new Mt. Laurel branch office in April 2000. The increase in compensation and benefits expense was due in part to additional personnel required to support the Bank's growth.

         Income Tax Expense. Income tax expense decreased $47,000 from $109,000 for the year ended September 30, 1999 to $61,000 for 2000. This decrease in income tax expense is due to the decrease in the Bank's pretax income of $147,000 from $333,000 for 1999 to $186,000 for 2000. The Bank's effective tax rate was 33% for both the year ended September 30, 2000 and 1999.

Liquidity and Capital Resources

         The Bank is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which varies from time to time depending upon economic conditions and deposit flows, is based upon a percentage of the Bank's deposits and short-term borrowings. The required ratio currently is 4.0% and the Bank's regulatory liquidity ratio average was 14.8% and 17.5% at September 30, 2000 and 1999, respectively.

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

         Net cash provided by the Bank's operating activities (the cash effects of transactions that enter into the Bank's determination of net income e.g., non-cash items, amortization and depreciation, provision for loan losses) for the year ended September 30, 2000 totaled $141,000, a decrease of $9,000 as compared to 1999.

         Net cash used by the Bank's investing activities (i.e., cash disbursements, primarily for the purchase of the Bank's investment securities and mortgage-backed securities portfolios and the Bank's loan portfolio) for the year ended September 30, 2000, totaled $805,000, a decrease of $15.7 million. The decrease in cash used was primarily attributable to funding net loan growth of $1.2 million in 2000 as compared to $7.9 million in 1999 as well as no investment purchases in 2000 as compared to $10.8 million in 1999. The decrease in cash used was partially offset by paydowns and maturities of investment and mortgage-backed securities of $287,000 in 2000 as compared to $2.5 million in 1999.

         Net cash provided in the Bank's financing activities (i.e., cash receipts primarily from net proceeds from stock issuance and from net increases in deposits and net increases in FHLB advances) for the year ended September 30, 2000, totaled $1.9 million, a decrease of $12.3 million as compared to the year ended September 30, 1999. This increase in cash was primarily attributable to increased deposits of $2.2 million offset by repayment of FHLB advances of $116,000 and a purchase of treasury stock of $185,000.

         Approximately $19.1 million of the Bank's time deposits mature within the next 12 months. The Bank expects such deposits to be renewed at market rates. In addition to this source of continuing funding, the Bank has total borrowing capacity of 50% of total first mortgage loans through the FHLB of New York.

To the Board of Directors
Farnsworth Bancorp, Inc. and Subsidiary


                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


We have audited the accompanying consolidated statements of financial condition of Farnsworth Bancorp, Inc. and Subsidiary as of September 30, 2000 and 1999, and the related consolidated statements of income and comprehensive income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Farnsworth Bancorp, Inc. and Subsidiary at September 30, 2000 and 1999, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.



                                             /s/Kronick Kalada Berdy & Co.


Kingston, Pennsylvania
November 16, 2000

                     FARNSWORTH BANCORP, INC. AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                           September 30, 2000 and 1999

                                                                              September 30,
                                                                   -----------------------------------
                           ASSETS                                       2000                1999
                           ------                                  ---------------     ---------------
Cash and due from banks                                              $  3,163,345        $  1,883,104
Securities available for sale                                           8,760,132           8,672,614
Securities held to maturity (fair value approximates
   $2,129,650 at September 30, 2000)                                    2,273,068           2,267,216
Mortgage backed securities held to maturity (fair value
   approximates $1,443,053 at September 30, 2000)                       1,468,438           1,755,110
Loans receivable, net                                                  39,850,070          38,832,141
Accrued interest receivable                                               419,459             423,706
Federal Home Loan Bank of New York stock at
  cost, substantially restricted                                          457,800             418,700
Premises and equipment                                                  1,575,974           1,516,252
Deferred income taxes                                                      66,611              99,359
Real estate owned                                                               -              88,013
Other assets                                                               60,594              72,236
                                                                   ---------------     ---------------

Total assets                                                         $ 58,095,491        $ 56,028,451
                                                                   ===============     ===============

            LIABILITIES AND STOCKHOLDERS' EQUITY
            ------------------------------------

Deposits
   Non Interest Bearing                                              $  2,336,530        $  3,989,352
   Interest Bearing                                                    42,398,105          38,500,810

Federal Home Loan Bank advances                                         7,597,286           7,712,940
Advances by borrowers for taxes and insurance                             212,302             213,653
Accrued income taxes                                                          469              78,160
Accrued interest payable                                                   72,492              97,119
Accounts payable and other accrued expenses                                97,298             149,254
                                                                   ---------------     ---------------
Total liabilities                                                      52,714,482          50,741,288
                                                                   ---------------     ---------------
Preferred stock $.10 par value, 1,000,000 shares
   authorized; none issued and outstanding
Common stock $.10 par value, 5,000,000 shares
   authorized; 379,858 shares issued                                       37,985              37,985
Additional paid in capital                                              3,396,262           3,396,262
Treasury stock at cost 18,992 shares                                     (185,172)                  -
Retained earnings substantially restricted                              2,575,605           2,451,554
Common stock acquired by employee stock
   ownership plan (ESOP)                                                 (235,154)           (303,880)
Common stock acquired by restricted stock
   plan (RSP)                                                            (127,764)           (159,364)
Accumulated other comprehensive income,
  unrealized depreciation on available for sale
  securities, net of taxes                                                (80,753)           (135,394)
                                                                   ---------------     ---------------
Total stockholders' equity                                              5,381,009           5,287,163
                                                                   ---------------     ---------------

Total liabilities and stockholders' equity                           $ 58,095,491        $ 56,028,451
                                                                   ===============     ===============

                  The accompanying notes are an integral part of these consolidated financial statements.

                     FARNSWORTH BANCORP, INC. AND SUBSIDIARY

                        CONSOLIDATED STATEMENTS OF INCOME

                           September 30, 2000 and 1999

                                                                                2000          1999
                                                                           -------------   -----------
Interest income:
  Loans receivable                                                         $  3,150,544    $2,809,244
  Securities                                                                    705,684       500,293
  Federal funds sold                                                             24,734        53,774
                                                                           -------------   -----------
         Total interest income                                                3,880,962     3,363,311
                                                                           -------------   -----------
Interest expense:
  Deposits                                                                    1,586,914     1,441,946
  Federal Home Loan Bank advances                                               505,024       192,962
                                                                           -------------   -----------
         Total interest expense                                               2,091,938     1,634,908
                                                                           -------------   -----------
         Net interest income                                                  1,789,024     1,728,403
Provision for loan losses                                                        10,000        60,579
                                                                           -------------   -----------
         Net interest income after provision
           for loan losses                                                    1,779,024     1,667,824
                                                                           -------------   -----------
Noninterest income:
  Fees and other service charges                                                219,635       232,123
  Gain on sale of REO                                                            35,664             -
  Net realized gains on sale of available for sale securities                         -         3,359
                                                                           -------------   -----------
         Total noninterest income                                               255,299       235,482
                                                                           -------------   -----------
Noninterest expense:
  Compensation and benefits                                                     869,584       752,890
  Occupancy and equipment                                                       411,782       307,337
  Federal insurance premiums and assessments                                     12,682        21,897
  Other                                                                         554,356       488,302
                                                                           -------------   -----------
         Total noninterest expense                                            1,848,404     1,570,426
                                                                           -------------   -----------
Income before provision for income taxes                                        185,919       332,880

Provision for income taxes                                                       61,868       108,689
                                                                           -------------   -----------
         Net income                                                             124,051       224,191
                                                                           -------------   -----------
Other comprehensive income
  Unrealized gain (loss) on securities available
  for sale, net of taxes $30,736, 2000; $122,081,1999                            54,641      (217,033)
  Reclassification adjustment for gains included in net income                        -        (3,359)
                                                                           -------------   -----------
         Comprehensive income                                               $   178,692    $    3,799
                                                                           =============   ===========
Net Income per common share: Basic                                          $      0.36    $     0.66
                                                                           =============   ===========
Weighted average number of shares outstanding during the year               $   337,336    $  337,314
                                                                           =============   ===========

                  The accompanying notes are an integral part of these consolidated financial statements.

                     FARNSWORTH BANCORP, INC. AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                           September 30, 2000 and 1999

                                                                                                       Appreciation
                                                           Retained         Common        Common      (Depreciation)
                                Additional                 Earnings         Stock         Stock        on Securities      Total
                       Common    Paid in     Treasury    Substantially    Acquired      Acquired      Available for    Stockholders'
                        Stock     Capital       Stock     Restricted       By ESOP        By RSP     Sale, Net of Tax     Equity
                       -------- ----------- ----------   -------------   -----------   -----------   -------------------------------
Balance at
   September 30, 1998   $37,985 $3,396,262   $       -   $2,227,363        $(303,880)    $       -           84,998      $5,442,728

Net income for the
   year ended
   September 30, 1999         -          -           -      224,191                -             -                -         224,191
Acquisition of common
   stock by RSP               -          -           -            -                -      (159,364)               -        (159,364)
Change in unrealized
   (depreciation)
   on securities
   available for sale,
   net of tax                 -          -           -            -                -             -         (220,392)       (220,392)
                        ------- ----------   ---------   -----------       ---------     ---------        ---------      ----------
Balance at
   September 30, 1999    37,985  3,396,262           -    2,451,554         (303,880)     (159,364)        (135,394)      5,287,163

Net income for the
   year ended
   September 30, 2000         -          -           -      124,051                -             -                -         124,051
Acquisition of
   treasury stock             -          -    (185,172)           -                -                              -        (185,172)
RSP shares allocated                                                                        31,600                           31,600
ESOP shares allocated                                                         68,726                                         68,726
Change in unrealized
   (depreciation)
   on securities
   available for sale,
   net of tax                 -          -           -            -                -             -           54,641          54,641
                        ------- ----------   ---------   -----------       ---------     ---------        ---------      ----------
Balance at
   September 30, 2000   $37,985 $3,396,262   $(185,172)  $2,575,605        $(235,154)    $(127,764)       $ (80,753)     $5,381,009
                        ======= ==========   =========   ===========       =========     =========        =========      ==========

 The accompanying notes are an integral part of these consolidated statements.

                     FARNSWORTH BANCORP, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                           September 30, 2000 and 1999


                                                                 2000             1999
                                                           -------------    -------------
Cash flows from operating activities:
  Net income                                               $     124,051    $     224,191
                                                           -------------    -------------
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation and amortization                               82,651           78,468
      Provision for loan losses                                   10,000           45,579
      Net gain on sale of assets                                 (35,664)          (3,359)
      Stock compensation                                         100,326
      (Increase)decrease in accrued interest receivable            4,247         (196,388)
      (Increase) decrease in prepaid expenses and other assets     9,248           (6,541)
      (Decrease) in advances from borrowers                       (1,351)          (1,231)
      (Decrease) in accrued income taxes                         (75,671)         (82,954)
      Increase(decrease) in accrued interest payable             (24,627)          58,427
      Increase (decrease) in other accrued liabilities           (51,956)          33,363
                                                           -------------    -------------
         Total adjustments                                        17,203          (74,636)
                                                           -------------    -------------
         Net cash provided by operations                         141,254          149,555
                                                           -------------    -------------
Cash flows from investing activities:
  Net increase in loans receivable                            (1,234,804)      (7,924,181)
  Redemption and principal payments
    of securities held to maturity                               287,148        1,133,776
  Purchase of securities to be held to maturity                        -         (503,574)
  Purchase of securities available for sale                            -      (10,342,453)
  Proceeds from sale of real estate owned                        330,000
  Proceeds from sale of securities available for sale                  -        1,464,532
  Purchase of Federal Home Loan Bank stock                       (39,100)        (157,400)
  Purchase of premises and equipment                            (147,904)        (131,111)
                                                           -------------    -------------
         Net cash used in investing activities                  (804,660)     (16,460,411)
                                                           -------------    -------------
Cash flows from financing activities:
  Increase in savings accounts and demand deposits             2,244,473        6,712,307
  Federal Home Loan Bank advances                            102,299,893        7,712,940
  Federal Home Loan Bank advances, repayments               (102,415,547)
  Purchase of RSP shares                                               -         (159,364)
  Purchase of treasury stock                                    (185,172)
                                                           -------------    -------------
         Net cash provided by financing activities             1,943,647       14,265,883
                                                           -------------    -------------
Net increase (decrease) in cash and due from banks             1,280,241       (2,044,973)

Cash and due from banks at beginning of year                   1,883,104        3,928,077
                                                           -------------    -------------
Cash and due from banks at end of year                     $   3,163,345    $   1,883,104
                                                           =============    =============
Supplemental disclosure:
  Cash paid during the year for:
    Interest                                               $   2,116,565    $   1,576,481
                                                           =============    =============
    Income taxes                                           $     138,092    $      64,000
                                                           =============    =============
Non cash items:
   Unrealized gain (loss) on securities available for
      sale, net of deferred income taxes                   $      54,641    $    (220,392)
                                                           =============    =============
   Acquisition of real estate in settlement of loans       $     195,625    $      88,013
                                                           =============    =============

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

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.    Operations and Summary of Significant Accounting Policies
      ---------------------------------------------------------

      Nature of Operations
      --------------------

      Farnsworth Bancorp, Inc. and Subsidiary (together the "Company") operate three branches in Burlington County, New Jersey. The Bank offers customary banking services, including accepting of checking, savings and time deposits and the making of commercial, real estate and consumer loans, to customers who are predominantly small and middle-market businesses and middle-income individuals. Subsequent to September 30, 2000, the Company formed a new subsidiary, Peoples Financial Services, Inc. Peoples Financial Services, Inc. was organized for the purpose of providing securities brokerage and investment advisory services and products to customers of the Bank.

      Basis of Financial Statement Presentation
      -----------------------------------------

      The consolidated financial statements, which have been prepared in conformity with generally accepted accounting principles, include the accounts of the Company and its wholly owned subsidiary, Peoples Savings Bank (the "Bank"). All significant intercompany accounts and transactions have been eliminated in consolidation. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statements of financial condition and the reported amounts of revenues and expenses for the reporting periods. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant changes in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate and the assessment of prepayment risks associated with mortgage-backed securities. Management believes that the allowance for loan losses is adequate, foreclosed real estate is appropriately valued and prepayment risks associated with mortgage-backed securities are properly recognized. While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowance for loan losses or further writedowns of foreclosed real estate may be necessary based on changes in economic conditions in the market area. Additionally, assessments of prepayment risks related to mortgage-backed securities are based upon current market conditions, which are subject to frequent change.

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

      Interest-rate Risk
      ------------------

      The Bank is principally engaged in the business of attracting deposits from the general public and using these deposits to make loans secured by real estate and, to a lesser extent, consumer loans and to purchase investment securities. The potential for interest-rate risk exists as a result of the shorter duration of the Bank's interest-sensitive liabilities compared to the generally longer duration of interest-sensitive assets. In a rising interest rate environment, liabilities will reprice faster than assets, thereby reducing the market value of long-term assets and net interest income. For this reason, management regularly monitors the maturity structure of the Bank's assets and liabilities in order to measure its level of interest-rate risk and to plan for future volatility.

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARY                    7

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)



1.    Operations and Summary of Significant Accounting Policies (Continued)
      ---------------------------------------------------------

      Cash Equivalents
      ----------------

      For the purpose of presentation in the statements of cash flows, cash and cash equivalents are defined as those amounts included in the statement of financial condition caption "cash and due from banks."

      Investment Securities
      ---------------------

      The Bank's investments in securities are classified in two categories and accounted for as follows:

      o Securities Held to Maturity. Bonds, notes, debentures and mortgages for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts which are recognized in interest income using the interest method over the period to maturity.

      o Securities Available for Sale. Securities available for sale are reported at market value and consist of certain debt and equity securities not classified as trading or securities to be held to maturity.

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

      Loans classified as impaired, if any, are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A loan evaluated for impairment is deemed to be impaired when based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. All loans identified as impaired are evaluated independently. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. No loans were identified as impaired as of September 30, 2000 and 1999, respectively.

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

1.    Operations and Summary of Significant Accounting Policies (Continued)
      ---------------------------------------------------------

      Loans Receivable (continued)
      ----------------

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

      Real Estate Owned:
      ------------------

      Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at the lower of cost or fair value at the date of foreclosure. Costs relating to development and improvement of property are capitalized, whereas costs relating to the holding of property are expensed. Management periodically performs valuations, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its fair value less estimated selling cost. Gains and losses from sale of these properties are recognized as they occur.

      Income Taxes
      ------------

      Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes or as an adjustment to accumulated other comprehensive income.

2.    Stockholders' Equity
      --------------------

      On March 2, 1998, the Board of Directors of the Bank adopted a Plan of Conversion, pursuant to which the Bank converted from a federally chartered mutual savings bank to a federally chartered stock savings bank, with the concurrent formation of a holding company.

      At the time of the conversion, the Bank, in order to grant priority to eligible depositors in the event of future liquidation, established a liquidation account of $2,225,315, an amount equal to its total net worth as of June 30, 1998, the date of the latest statement of financial condition appearing in the final prospectus. The liquidation account will be maintained for the benefit of eligible account holders who continue to maintain their accounts at the bank after the conversion. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits. Subsequent increases in the deposit account will not restore an eligible account holder's interest in the liquidation account. In the unlikely event of a complete liquidation, each eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the account holder's current adjusted qualifying balances. The balance of the liquidation account on September 30, 2000 and 1999 has not been determined.

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)



2.    Stockholders' Equity (Continued)
      --------------------

      The ability of Farnsworth Bancorp, Inc. to pay dividends to stockholders is dependent upon the receipt of income from the Bank. The Bank may not declare or pay any dividend on or repurchase any of its capital stock if the effect thereof would cause its net worth to be reduced below: (1) the amount required for the liquidation account, or (2) the net worth requirements contained in section 563.13 (b) of the rules and regulation of the Office of Thrift Supervision (the "OTS").

3.    Held to Maturity and Available for Sale Securities
      --------------------------------------------------

      The carrying amounts and fair values of these investments at September 30, 2000 and 1999 are summarized as follows:

                                                                                 2000
                                                                           Gross       Unrealized
                                                 Amortized         -----------------------------------        Fair
      Held to maturity:                             Cost               Gains               Losses             Value
                                               ---------------     --------------      ---------------    ---------------
        U.S. Government and
          Agency securities                        $2,173,738            $     -            $ 152,388         $2,021,350
        Municipal securities                           99,330              8,970                    -            108,300
                                               ---------------     --------------      ---------------    ---------------
                                                   $2,273,068            $ 8,970            $ 152,388         $2,129,650
                                               ===============     ==============      ===============    ===============

                                                                                 1999
                                                                           Gross       Unrealized
                                                 Amortized         -----------------------------------        Fair
      Held to maturity:                             Cost               Gains               Losses             Value
                                               ---------------     --------------      ---------------    ---------------
        U.S. Government and
          Agency securities                        $2,167,944          $  14,442            $ 111,974         $2,070,412
        Municipal securities                           99,272              7,707                    -            106,979
                                               ---------------     --------------      ---------------    ---------------
                                                   $2,267,216          $  22,149            $ 111,974         $2,177,391
                                               ===============     ==============      ===============    ===============

                                                                                 2000
                                                                           Gross       Unrealized
                                                 Amortized         -----------------------------------        Fair
      Available for sale securities:                 Cost               Gains               Losses             Value
                                               ---------------     --------------      ---------------    ---------------
        U.S. Government and
          Agency securities                        $8,462,833          $       -            $ 234,447         $8,228,386
        Corporate bonds                               419,525                  -               33,965            385,560
        Equity securities                               3,339            142,847                    -            146,186
                                               ---------------     --------------      ---------------    ---------------
                                                   $8,885,697          $ 142,847            $ 268,412         $8,760,132
                                               ===============     ==============      ===============    ===============

                   FARNSWORTH BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

3.    Held to Maturity and Available for Sale Securities (Continued)
      --------------------------------------------------

                                                                                 1999
                                                                           Gross       Unrealized
                                                 Amortized         -----------------------------------        Fair
      Available for sale securities:                Cost               Gains               Losses             Value
                                               ---------------     --------------      ---------------    ---------------
        U.S. Government and
          agency securities                        $8,461,272          $       -            $ 320,551         $8,140,721
        Corporate bonds                               419,490                  -               28,205            391,285
        Equity securities                               3,339            137,269                                 140,608
                                               ---------------     --------------      ---------------    ---------------
                                                   $8,884,101          $ 137,269            $ 348,756         $8,672,614
                                               ===============     ==============      ===============    ===============

      The schedule of maturities of available for sale and held to maturity securities at September 30, 2000 is as follows:

                                                            Amortized                            Fair
      Available for Sale  Securities:                         Cost                               Value
                                                  --------------------------------------------------------
        Due in one year or less                            $        -                          $        -
        Due from one to five years                          4,499,738                           4,391,500
        Due from five to ten years                          3,000,000                           2,939,886
        Due after ten years                                 1,382,620                           1,282,560
                                                  --------------------                --------------------
                                                           $8,882,358                          $8,613,946
                                                  ====================                ====================

                                                            Amortized                            Fair
        Held to Maturity Securities:                          Cost                               Value
                                                  --------------------------------------------------------
        Due in one year or less                            $        -                          $        -
        Due from one to five years                          1,976,419                           1,844,750
        Due from five to ten years                            197,319                             176,600
        Due after ten years                                    99,330                             108,300
                                                  --------------------                --------------------
                                                        $   2,273,068                       $   2,129,650
                                                  ====================                ====================

4.    Mortgage Backed Securities Held to Maturity
      -------------------------------------------

      Investments in mortgage backed securities are stated at cost, adjusted for amortization of premiums and accretion of fees and discounts. The Bank has adequate liquidity and capital, and it is generally management's intention to hold such assets to maturity. The carrying values and fair values of mortgage backed securities are summarized as follows:

                                                                                2000
                                             -----------------------------------------------------------------------
                                                   Principal        Unamortized          Unearned        Carrying
                                                    Balance          Premiums            Discounts         Value
                                             ----------------   ---------------       -------------  ---------------
      GNMA Certificates                           $  499,160           $ 7,125             $     -       $  506,285
      FHLMC and FNMA Certificates                    962,568             3,160               3,575          962,153
                                             ----------------   ---------------       -------------  ---------------
                                                  $1,461,728           $10,285             $ 3,575       $1,468,438
                                             ================   ===============       =============  ===============

                   FARNSWORTH BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)



4.    Mortgage Backed Securities, Held to Maturity (Continued)
      --------------------------------------------

                                                                                2000
                                             -----------------------------------------------------------------------
                                                                         Gross        Unrealized
                                                 Carrying       -----------------------------------      Fair
                                                  Value             Gains                Losses          Value
                                             ----------------   ---------------       -------------  ---------------
      GNMA Certificates                          $   506,285          $  1,240         $    4,017        $  503,508
      FHLMC and FNMA Certificates                    962,153                 -             22,608           939,545
                                             ----------------   ---------------       -------------  ---------------
                                                 $ 1,468,438          $  1,240         $   26,625        $1,443,053
                                             ================   ===============       =============  ===============

                                                                               1999
                                             -----------------------------------------------------------------------
                                                   Principal        Unamortized            Unearned        Carrying
                                                    Balance           Premiums            Discounts         Value
                                             ----------------   ---------------       -------------  ---------------
      GNMA Certificates                           $  586,416         $   8,697             $     -       $  595,113
      FHLMC and FNMA Certificates                  1,161,508             3,563               5,074        1,159,997
                                             ----------------   ---------------       -------------  ---------------

                                                  $1,747,924         $  12,260             $ 5,074       $1,755,110
                                             ================   ===============       =============  ===============

                                                                                1999
                                             -----------------------------------------------------------------------
                                                                         Gross        Unrealized
                                                 Carrying       -----------------------------------      Fair
                                                  Value             Gains                Losses          Value
                                             ----------------   ---------------       -------------  ---------------
      GNMA Certificates                           $  595,113        $    2,240         $     1,756       $  595,597
      FHLMC and FNMA Certificates                  1,159,997                 -              27,528        1,132,469
                                             ----------------   ---------------       -------------  ---------------
                                                  $1,755,110        $    2,240         $    29,284       $1,728,066
                                             ================   ===============       =============  ===============

      Mortgage-backed securities with a carrying value and fair value of $365,500 and $361,483 at September 30, 2000 and $412,303 and $419,064 at
      September 30, 1999 are pledged as security for deposits of governmental entities under the provisions of Governmental Unit Deposit Protection Act.

                   FARNSWORTH BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)



5.    Loans Receivable
      ----------------

      Loans receivable are summarized as follows:

                                                               2000                               1999
                                                          ---------------                   -----------------
      First mortgage loans Principal balances:
          Secured by one to four family residence         $   26,507,971                    $     27,443,330
          Construction loans                                     861,398                           1,885,900
          Commercial real estate                               4,801,539                           3,742,753
                                                          ---------------                   -----------------
                                                              32,170,908                          33,071,983
                                                          ---------------                   -----------------
        Less:
          Loans in process - real estate                        (377,442)                           (829,891)
          Unearned discounts                                           -                             (12,466)
          Deferred loan origination fees net of
            costs of $106,313 and $104,234                      (196,243)                           (180,497)
                                                          ---------------                   -----------------
      Total first mortgage loans                              31,597,223                          32,049,129
                                                          ---------------                   -----------------
      Consumer and other loans Principal balances:
          Home equity                                          7,897,375                           6,261,368
          Personal loans                                         253,542                             205,224
          Loans secured by savings                               161,113                             171,908
          Commercial business loans                               70,672                             270,512
          Automobile                                              56,145                              50,000
                                                          ---------------                   -----------------
      Total consumer and other loans                           8,438,847                           6,959,012
                                                          ---------------                   -----------------
      Total loans                                             40,036,070                          39,008,141

      Less allowance for loan losses                            (186,000)                           (176,000)
                                                          ---------------                   -----------------
                                                          $   39,850,070                    $     38,832,141
                                                          ==============                    ================

      At September 30, 2000 and 1999,  nonaccrual  loans for which  interest had
      been   discontinued   totaled   approximately   $125,000   and   $404,000,
      respectively.   Interest  income  actually  recognized  is  summarized  as follows:
                                                     2000           1999
                                                  -----------    ------------
      Interest income that would have
        been recorded                             $   10,097     $    46,127
      Interest income recognized                           -           1,099
                                                  -----------    ------------

      Interest income foregone                    $   10,097     $    45,028
                                                  ===========    ============

                   FARNSWORTH BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

5.       Loans Receivable (Continued)
-------------------------

      An analysis of the change in the allowance for loan losses:

                                                      2000           1999
                                                  -----------    ------------
          Allowance for loan losses:
           Beginning of year                      $  176,000     $   135,000
           Additional provisions                      10,000          45,579
           Charge offs                                     -          (4,579)
                                                  -----------    ------------
        End of year                               $  186,000     $   176,000
                                                  ===========    ============

      The activity with respect to loans to directors, officers and associates of such persons is summarized as follows:

                                                   2000           1999
                                                  -----------    -----------

      Beginning of year                           $  603,931     $  217,274
      Loans originated                               117,850        402,682
      Collection of principal                        (87,710)       (16,025)
                                                  -----------    -----------
      End of year                                 $  634,071     $  603,931
                                                  ===========    ===========

      All loans to directors, officers and associates of such persons are collateralized by deposits and/or real estate.

6.    Accrued Interest Receivable
      ---------------------------

          Accrued interest receivable is summarized as follows:

                                                     2000           1999
                                                  -----------    ------------

      Loans receivable                            $  239,367     $   242,138
      Mortgage backed securities                       7,854           9,330
      Investments                                    172,238         172,238
                                                  -----------    ------------
                                                  $  419,459     $   423,706
                                                  ===========    ============

7.    Premises and Equipment
      ----------------------

      Premises and equipment are summarized by major classification as follows:

                                                      2000           1999
                                                  ------------   ------------
      Land                                        $   126,435    $   126,435
      Office building (Bordentown)                  1,355,912      1,352,051
      Office building (Florence)                       53,032         39,015
      Office building (Mount Laurel))                  36,376         29,077
      Furniture, fixtures and equipment               561,015        438,288
                                                  ------------   ------------
                                                    2,132,770      1,984,866
      Less accumulated depreciation                   556,796        468,614
                                                  ------------   ------------
                                                  $ 1,575,974    $ 1,516,252
                                                  ============   ============

      Depreciation charged to operations was $88,182 and $77,324 for the years ended 2000 and 1999, respectively.

                   FARNSWORTH BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


8.    Deposits
      --------

      Deposits as of September 30 are summarized as follows:

                                                      2000           1999
                                                  ------------   -------------

       NOW accounts                               $ 7,884,822    $  5,192,051
       Money market accounts                        3,079,901       3,045,330
       Passbook and club accounts                   7,505,056       7,481,882
       Non Interest Bearing                         2,336,530       3,989,352
                                                  ------------   -------------
       Subtotal                                    20,806,309      19,708,615
                                                  ------------   -------------

       Certificates of deposit:
         3.01% to 4.0%                                300,148       1,016,360
         4.01% to 5.0%                              2,246,837      11,198,720
         5.01% to 6.0%                             11,362,374       9,919,282
         6.01% to 7.0%                             10,018,967         647,185
                                                  ------------   -------------
       Subtotal                                    23,928,326      22,781,547
                                                  ------------   -------------
                                                  $44,734,635    $ 42,490,162
                                                  ============   =============

      Deposits of officers and directors totaled $298,000 in 2000. The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $3,740,000 and $1,562,000 at September 30, 2000
      and 1999. These certificates of deposit do not receive preferential rates of interest. Deposits in excess of $100,000 are not federally insured.

      As of September 30, 2000 and 1999, scheduled maturities of certificates of deposit (rounded to the nearest $1,000) are summarized as follows:

                                                    2000           1999
                                                  ------------   -------------

      3 months or less                            $ 5,074,000    $  4,444,000
      From 3 months to 1 year                      14,060,000      11,812,000
      From 1 year to 3 years                        4,462,000       5,748,000
      From 3 years to 5 years                         332,000         778,000
                                                  ------------   -------------
                                                  $23,928,000    $ 22,782,000
                                                  ============   =============

      Interest expense on deposits for the years ended September 30, 2000 and 1999 is summarized as follows:

                                                      2000           1999
                                                  ------------   -------------

        NOW accounts                              $   109,252    $     98,793
        Money market accounts                          81,659          69,057
        Passbook and club accounts                    186,535         178,418
        Certificates of deposit                     1,209,468       1,095,678
                                                  ------------   -------------
                                                  $ 1,586,914    $  1,441,946
                                                  ============   =============

                   FARNSWORTH BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


9.    Federal Home Loan Bank Advances
      -------------------------------

      These advances bear fixed interest rates ranging from 5.9% to 6.9%. They are collateralized by FHLB stock and investment securities. The Bank has $9,404,651 available for borrowing as of September 30, 2000.

                 Principal payments are as follows:

                       2001             $ 5,872,680
                       2002                 630,132
                       2003                 138,038
                       2004                 146,423
                       2005                 155,318
                    Thereafter              654,695
                                        -----------

                               Total    $ 7,597,286
                                        ===========

10.   Gains on Sale of Interest Earning Assets
      ----------------------------------------

      Realized gain on sales of available-for-sale securities was $ 0 and $ 3,359 for the years ended September 30, 2000 and 1999, respectively.

11.   Income Taxes
      ------------

      The Bank has qualified as a Savings Institution under provisions of the Internal Revenue Code. Prior to January 1, 1996 the Bank was permitted to deduct from taxable income an allowance for bad debts based on a percentage-of taxable income. Such percentage was 8% before such deduction. Retained earnings at September 30, 2000 and 1999 included untaxed earnings of approximately $355,800 and $381,500, representing such bad debt deductions.

      Retained earnings at September 30, 2000 and 1999 includes approximately $153,850 of tax bad debt deductions which are considered a permanent difference between the book and income tax basis of loans receivable, and for which income taxes have not been provided. If such amount is used for purposes other than bad debt losses, including distributions in liquidation, it will be subject to income tax at the then current rate.

   The provision for federal and state income taxes differs from that computed at the statutory rate as follows:


                                                      2000             1999
                                                  -----------      ------------
       Statutory tax rate                            34%              34%
       Tax at statutory rate                      $   63,212       $   113,179
       New Jersey Savings Institution Tax              6,200             3,395
       (Decrease) increase  in tax:
         Low tax bracket savings                      (7,454)                -
         Tax exempt income                            (2,000)           (2,000)
         Miscellaneous                                 1,910            (5,885)
                                                  -----------      ------------
                                                  $   61,868       $   108,689
                                                  ===========      ============

                   FARNSWORTH BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


11.   Income Taxes (Continued)
      ------------

      The tax provision is summarized as follows:


                                             2000              1999
                                         -----------       ------------
      Current federal                    $   55,500        $   128,567
      Deferred federal                          168            (31,927)
      Current state                           5,050             15,000
      Deferred state                          1,150             (2,951)
                                         -----------       ------------
                                         $   61,868        $   108,689
                                         ===========       ============


      The following temporary differences gave rise to deferred tax assets and liabilities:

                                                        2000             1999
                                                    -----------      -----------
        Deferred tax assets:
          Allowance for loan losses                 $   66,923       $    67,640
          Deferred loan origination fees, net           13,429            17,580
          Accrued compensation                          24,444            18,426
          Unrecorded depreciation on investments        45,178            76,093
                                                    -----------      -----------
        Total deferred tax assets                      149,974           179,739
                                                    -----------      -----------
        Deferred tax liabilities:
          Premises and equipment                        37,215            27,930
          Tax reserve for loan losses                   46,148            52,450
                                                    -----------      -----------
        Total deferred tax liabilities                  83,363            80,380
                                                    -----------      -----------
             Net deferred tax asset                 $   66,611       $    99,359
                                                    ===========      ===========

                   FARNSWORTH BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

12.   Commitments
      ------------

      At September 30, 2000 the Bank had the following commitments outstanding. Mortgage commitments are for 45 days. Home equity commitments are for 60 days. Commitments on other loans are for 90 days. The commitments are summarized as follows:


                                      Amounts         Rate             Term
                                    ----------   ----------------- ------------


       Mortgages (fixed rate)       $  337,500    7.375% to 7.875%       7 years
                                                    0 to 2 points
       Home Equity loans               150,500    7.25% to 7.5%     3 to 5 years
                                                    0 points
       Other loans                     175,000    9.50% to 13.25%   1 to 3 years
                                                  0 to 1 points
                                  -------------
                                    $  663,000
                                  =============


      There are two letters of credit outstanding at September 30, 2000. An annual fee of 1/2 to 1 point is due on each of the letters of credit. Interest is due at various rates if the letters of credit are utilized. The amount of both letters totals $37,600. The Bank also has lines of credit with undrawn balances of $624,000.

      The bank has available two lines of credit through the Federal Home Loan Bank. An overnight line of credit is available in the amount of $2,565,150. Additionally, a one month overnight repricing line of credit is available in the amount of $2,565,150.

      Future minimum lease payments under a noncancellable operating lease for one branch building is as follows:

                       2001                $   57,000
                       2002                    59,000
                       2003                    60,000
                       2004                    62,000
                       2005                    64,000
                    Thereafter                216,000
                                           ----------
                                    Total  $  518,000
                                           ==========

13.   Financial Instruments
      ---------------------

      Fair Values of Financial Instruments
      ------------------------------------

      The following methods and assumptions were used in estimating fair values of financial instruments as disclosed herein:

      Cash and Due from Banks
      -----------------------

      The carrying amounts of cash and due from banks approximate their fair value.

                   FARNSWORTH BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


13.   Financial Instruments (Continued)
      ---------------------

      Available for Sale and Held to Maturity Securities and FHLB Stock
      -----------------------------------------------------------------

         Fair values for  securities,  excluding FHLB  securities,  are based on
         quoted  market  prices.   The  carrying   values  of  FHLB   securities
         approximate fair values.

      Loans Receivable
      ----------------

         For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed rate mortgage loans and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

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

      Other Liabilities
      -----------------

         The carrying amounts of other liabilities approximate their fair values.

      Other Off-Balance-Sheet Instruments
      -----------------------------------

         The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing need of its customers. These financial instruments consist of commitments to extend credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan agreement. These commitments are comprised of the undisbursed portion of loans and letters of credit. The Bank's exposure to credit loss from nonperformance by the other party to the financial instruments for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments as it does for on-balance-sheet instruments. Generally, collateral, usually in the form of real estate, is required to support financial instruments with credit risk. Commitments generally have fixed expirations dates or other termination clauses and may require a payment of a fee. Since many of the commitments are expected to expire without being drawn upon by customers, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on management's credit valuation of the counterparty. The fair value of commitments is not considered significant.

                   FARNSWORTH BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


13.      Financial Instruments (Continued)
------------------------------

      The  carrying   amounts  and  estimated   fair  values  of  the  financial
      instruments were as follows:

                                                       2000                              1999
                                          -----------------------------     -----------------------------
                                              Carrying           Fair           Carrying          Fair
      Financial Assets                         Amount            Value           Amount           Value
-------------------------------------     -------------      ----------     -------------    ------------
      Cash and due from banks                 $  3,163         $ 3,163          $  1,883         $ 1,883
      Securities held to maturity                3,741           3,573             4,022           3,905
      Securities available for sale              8,760           8,760             8,673           8,673
      FHLB stock                                   458             458               419             419
      Loans receivable                          39,850          40,771            38,832          38,116
      Accrued interest receivable                  419             419               424             424

      Financial Liabilities
-------------------------------------

      Deposit liabilities                       44,735          44,680            42,491          42,323
      FHLB advances                              7,597           7,774             7,713           7,583
      Accrued interest payable                      72              72                97              97
      Other Liabilities                            310             310               441             441

14.   Benefit Plans
      -------------

      Defined Contribution Plan

      Employer contributions were $15,118 and $12,882 for 2000 and 1999, respectively.

      ESOP
      ----

      Effective upon conversion, an ESOP was established for all eligible employees. The ESOP used $303,880 of proceeds from a term loan from the Company to purchase 30,388 shares of Company common stock in the initial offering. The term loan from the Company to the ESOP, including interest, is payable over one-hundred-eighty (180) equal monthly installments. The initial interest rate is 8.25% and is subject to semi-annual adjustment based on the prime rate (currently 9.50%). The Bank intends to make contributions to the ESOP which will be equal to the principal and interest payment required from the ESOP on the term loan. Shares purchased with the loan proceeds are pledged as collateral for the term loan and are held in a suspense account for future allocation among participants. Contributions to the ESOP and shares released from the suspense account will be allocated among the participants on the basis of compensation, as described by the plan in the year of allocation. ESOP shares pledged as collateral are reported as common stock acquired by ESOP in the consolidated statements of financial condition. As shares are committed to be released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for basic net income per common share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings. Contributions equivalent to dividends on unallocated ESOP shares are recorded as a reduction of debt.

                    FARNSWORTH BANCORP, INC. AND SUBSIDARY

                    NOTES TO CONSOLIDATE FINANCIAL STATEMENTS
                                   (Continued)

14.   Benefit Plans (Continued)
      -------------------------
                                                  2000               1999
                                              -----------        ------------

      Allocated shares                             6,076               3,038
      Unallocated shares                          24,312              27,350
                                              ===========        ============
      Total ESOP shares unreleased                30,388              30,388
                                              ===========        ============
      Fair value of unreleased shares         $  234,030         $   276,915
                                              ===========        ============

      Restricted Stock Plan (RSP)
      ---------------------------

      On April 16 1999 the Bank established a RSP to provide both key employees and outside directors with a proprietary interest in the Company in a manner designed to encourage such person to remain with the Bank. A total of 15,194 restricted shares were purchased at an average market value of $10.48. Initially the total market value of the shares is treated as unearned compensation and is charged to expense over the vesting period. A total of 10,631 shares were issued to the board of directors and two executive officers. These shares will be charged to expense over the five years vesting period. During the year ended September 30, 2000, 2,120 shares vested with a value of $31,600.

      The awards become fully vested upon termination of employment due to death or disability.

      Stock-based compensation plan
      -----------------------------

      The Company has a stock option plan that provides for the granting of non-qualified stock options. In April 1999, the Company issued 26,587 options at an exercise practice of $10.63 per share to key Bank employees and non-employee members of its Board of Directors. The options vest ratably on the anniversary date over five years. The options expire ten years after the initial grant date. At September 30, 2000, 7,976 options are vested and none were exercised.

15.   Net Income Per Common Share
      ---------------------------

      Basic net income per common share is calculated by dividing net income by the number of shares of common stock outstanding, adjusted for the unallocated portion of shares held by the Company's ESOP. Diluted net income per share is calculated by adjusting the number of shares of common stock outstanding to include the effect of stock options, stock-based compensation grants and other securities, if diluted, generally using the treasury stock method. The Company has no potentially diluted securities for either year.

                                                           2000                                   1999
                                    -------------------------------------------- -------------------------------------
                                                         Weighted      Per-                      Weighted     Per-
                                                          Average      Share                     Average      Share
                                           Income          Share       Amount       Income        Share       Amount
                                    ---------------  --------------  ----------- ------------   -----------  ---------
      Net income available to
        common shareholders              $ 124,051        375,782                 $ 224,191       379,858
        ESOP shares                                       (24,312)                                (27,350)
        RSP shares                                        (14,134)                                (15,194)
                                    ---------------  --------------  ----------- ------------   -----------  ---------
                                         $ 124,051       $337,336      $ 0.36     $ 224,191       337,314      $ 0.66
                                    ===============  ==============  =========== ============   ===========  =========

                   FARNSWORTH BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


16.   Regulatory Capital Requirement
      ------------------------------

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

      The  Office  of  Thrift   Supervision   ("OTS")  has  prescribed   capital
      requirements which include three separate measurements of capital adequacy: a leverage-ratio capital standard ("core"), a tangible capital standard and a risk-based capital standard (collectively known as the "Capital Rule"). The Capital Rule requires each savings institution to maintain tangible capital equal to at least 1.5% of its adjusted total assets and core capital equal to at least 4.0% of its adjusted total assets. The Capital Rule further requires each savings institution to maintain total capital equal to at least 8.0% of its risk-weighted assets.

      The Bank at September 30, 2000 and 1999 meets the regulatory core capital, tangible capital, and risk based capital requirements as summarized:

                                                                                            To Be Well
                                                                                         Capitalized Under
                                                                 For Capital             Prompt Corrective
                                          Actual              Adequacy Purposes          Action Provisions
                                ------------------------   -----------------------   ------------------------
                                 Amount        Ratio         Amount       Ratio        Amount         Ratio
                                ----------  ------------   -----------  ----------   ------------  ----------
      As of September 30,
      2000:
        Risk-based capital       4,805         16.71         2,300        8.00          2,875         10.00
        Tier 1 capital           4,805         16.71           N/A         N/A          1,725          6.00
        Core capital             4,805          8.31         2,312        4.00          2,890          5.00
        Tangible capital         4,805          8.31           867        1.50            N/A           N/A

      As of September 30,
      1999:
        Risk-based capital       4,571         16.84         2,255        8.00          2,819         10.00
        Tier 1 capital           4,571         16.22           N/A         N/A          1,691          6.00
        Core capital             4,571          8.22         2,226        4.00          2,783          5.00
        Tangible capital         4,571          8.22           834        1.50            N/A           N/A

      The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") imposes increased requirements on the operations of financial institutions and mandated the development of regulations designed to empower regulators to take prompt corrective action with respect to institutions that fall below certain capital standards. FDICIA stipulates that an institution with less than 4% core capital is deemed to be undercapitalized. Quantitative measures established by FDICIA to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of September 30, 2000, that the Bank meets all capital adequacy requirements to which it is subject.

                   FARNSWORTH BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

16.   Regulatory Capital Requirement  (Continued)
      ------------------------------------------

      As of March 1999, the date of the most recent notification from the OTS, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain risk based capital, Tier I capital and core capital ratios of 10%, 6%, and 5%, respectively. There are no conditions existing or events which have occurred since notification that management believes have changed the Bank's category.

      Management believes that, under the current regulations, the Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Bank could adversely affect its future minimum capital requirements.

17.   Parent Only Financial Information
      ---------------------------------

      Farnsworth operates one wholly owned subsidiary, the Bank. The earnings of the Bank are recognized by Farnsworth using the equity method of accounting. Accordingly, the earnings of the Bank are recorded as increases in Farnsworth's investment in the subsidiary. The following are the condensed financial statements for Farnsworth (parent company only) as of September 30, 2000 and 1999 and for the year then ended.

      Statement of Financial Condition              2000               1999
                                              ---------------      -------------
      Assets

      Cash                                     $      81,255         $    70,679
      Investments available for sale                 481,500             480,938
      ESOP loan receivable                           243,104             281,089
      Investment in subsidiary                     2,941,477           2,807,322
      Other assets                                    19,155               6,859
      Accrued interest receivable                      7,784              13,662
                                              ---------------      -------------
      Total assets                            $    3,774,275       $   3,660,549
                                              ===============      =============
      Liabilities

      Accrued expenses                        $       18,543         $    14,314
      Loan payable to the bank                       170,625                   -
                                              ---------------      -------------
      Total liabilities                              189,168              14,314
                                              ---------------      -------------
      Stockholders' equity                         3,585,107           3,646,235
                                              ---------------      -------------
      Liabilities and stockholders' equity    $    3,774,275       $   3,660,549
                                              ===============      =============

                   FARNSWORTH BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




17.   Parent Only Financial Information(Continued)
      ---------------------------------



                                                          2000         1999
                                                      -----------  ------------

       Income from subsidiary                         $  134,155   $   258,847
       Interest income                                    54,813        56,311
                                                      -----------  ------------
       Total income                                      188,968       315,158
                                                      -----------  ------------
       Meeting expenses                                   17,682        21,939
       Stock transfer fees                                 2,570         2,206
       Professional fees                                  53,337        66,522
       Other expenses                                      4,193           300
                                                      -----------  ------------
       Total expenses                                     77,782        90,967
                                                      -----------  ------------
       Income before provision for income taxes          111,186       224,191

       Provision for income taxes                         12,865             -
                                                      -----------  ------------
       Net Income                                     $  124,051   $   224,191
                                                      ===========  ============

                   FARNSWORTH BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

17.      Parent Only Financial Information(Continued)
------------------------------------------

                                                                                2000                      1999
                                                                          ---------------           ----------------
       Statement of Cash Flows

       Cash flows from operations activities:
         Net Income                                                         $    124,051              $     224,191
         Adjustments to reconcile net income to net cash
           Used in operating activities:
           Increase(decrease)in accrued expenses                                   4,229                    (50,175)
           Equity in undistributed earnings of
             Subsidiary                                                         (134,155)                  (258,847)
           (Increase)  decrease in accrued
                Interest receivable                                                5,878                     (5,973)
          Increase in other assets                                               (12,865)                         -
                                                                       ------------------      ---------------------
                      Net cash used in operating
                        activities                                               (12,862)                   (90,804)
                                                                       ------------------      ---------------------
       Cash flows from investing activities:
         Purchase of investment                                                        -                   (500,000)
         Repayment of loan to Bank                                                     -                    638,692
         Repayment of ESOP loan                                                   37,985                     22,791
                                                                       ------------------      ---------------------
                      Net cash provided by
                        investing activities                                      37,985                    161,483
                                                                       ------------------      ---------------------
       Cash flows from financing activities:
         Purchase of treasury stock                                             (185,172)                         -
         Loan from the bank                                                      170,625                          -
                                                                       ------------------      ---------------------
                      Net cash  used in
                     financing activities                                        (14,547)                         -
                                                                       ------------------      ---------------------
       Net increase in cash                                                       10,576                     70,679
       Cash - beginning                                                           70,679                          -
                                                                       ------------------      ---------------------
       Cash - ending                                                         $    81,255               $     70,679
                                                                       ==================      =====================
       Supplement disclosure:
       Non cash items:
          Unrealized gain (loss) on securities available for
             Sale, net of deferred income taxes                              $       371               $    (12,581)
                                                                       ==================      =====================

Corporate Information
---------------------

                                    FARNSWORTH BANCORP, INC.
                                      789 Farnsworth Avenue
                                  Bordentown, New Jersey 08505
                                         (609) 298-0723

                                      PEOPLES SAVINGS BANK

       Main Office                           Florence Office                       Mt. Laurel Office
  789 Farnsworth Avenue                      4 Broad Street                        101 Gaither Drive
 Bordentown, New Jersey                   Florence, New Jersey                  Mt. Laurel, New Jersey

                                       Board of Directors

             Herman Gutstein                                G. Edward Koenig, Jr.
          Chairman of the Board                    President - E.J.Koenig, Inc. (petroleum
         Retired - Self Employed                    products/heating & air-conditioning)

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

             Charles E. Adams                            William H. Wainwright, Jr.
Retired - Florence Township Administrator                  Retired - Loan Officer

                                        Gary N. Pelehaty
                              President and Chief Executive Officer

                                       Executive Officers

             Gary N. Pelehaty                                              Charles Alessi
  President and Chief Executive Officer                            Vice President, Chief Financial
                                                                  Officer, Secretary and Treasurer

                             Officers
           Elaine C. Denelsbeck                                           Christopher Nunn
           Assistant Secretary                                           Assistant Treasurer

                                 ---------------------------

Local Counsel                                                  Independent Auditor
Wells, Singer, Rubin & Musulin                                 Kronick Kalada Berdy & Co.
6 East Park Street                                             190 Lathrop Street
Bordentown,New Jersey 08505                                    Kingston, Pennsylvania 18704

Special Counsel                                                Transfer Agent and Registrar
Malizia Spidi & Fisch, PC                                      Computer Share Investor Services
1100 New York Avenue, N.W.                                     1825 Lawrence Street, Suite 444
Suite 340 West                                                 Denver, Colorado 80201
Washington, D.C. 20005


The Company's Annual Report on Form 10-KSB for the fiscal year ended September 30, 2000 is available without charge upon written request. For a copy of the Form 10-KSB, please write or call Mr. Charles Alessi, Vice President at the Company's Office. The Annual Meeting of Stockholders will be held on February 20, 2001 at 10:00 a.m. at the Days Inn, 1073 Route 206, Bordentown, New Jersey.