Form 10KSB40, Exhibit 13
period 2001-09-30
FARNSWORTH BANCORP INC
filed 2001-12-28
CIK 1063568

FARNSWORTH BANCORP, INC.
                       2001 ANNUAL REPORT TO STOCKHOLDERS

                            FARNSWORTH BANCORP, INC.
                               2001 ANNUAL REPORT



                                TABLE OF CONTENTS

                                                                            Page

Letter to Stockholders ....................................................    1

Corporate Profile..........................................................    2

Stock Price Information ...................................................    2

Selected Financial Ratios and Other Data ..................................    3

Management's Discussion and Analysis ......................................    4

Independent Auditors' Report ..............................................  F-1

Consolidated Statements of Financial Condition ............................  F-2

Notes to Consolidated Financial Statements.................................  F-6

Corporate Information .....................................................   12

                            FARNSWORTH BANCORP, INC.

To Our Stockholders:

         On behalf of our Board of Directors and employees, we are pleased to present our 2001 Annual Report to Stockholders. As you will see in the Annual
Report, our net income decreased during fiscal 2001 due, in large part, to increased compensation and benefits expense we incurred in connection with the increase in personnel required to support our expansion and growth.

         For the fiscal year ended September 30, 2001, the Company earned $10,099 or $.03 per share, as compared to net income of $124,051 or $.36 per share, for the fiscal year ended September 30, 2000. At September 30, 2001, the Company's assets totaled $67.5 million, as compared to $58.1 million at September 30, 2000. Stockholders' equity was $5.7 million or $15.70 per share at September 30, 2001, as compared to stockholders' equity of $5.4 million or $14.17 per share, at September 30, 2000. The increase in assets was primarily due to an increase in loans receivable, net.

         In October 2001, Mr. Herman Gutstein, a director of the Bank since 1965 and most recently the Chairman of the Board of the Company and the Bank, retired as a director and Chairman of the Company's and the Bank's Boards of Directors. Mr. Gutstein was appointed by the Board as a Director Emeritus to the Company and the Bank. We wish to thank Mr. Gutstein for his over 35 years of dedicated service to the Bank and are grateful to have him remain with the Company as a Director Emeritus. Mr. Joseph H. Kelly was appointed to the Boards of the Company and the Bank in place of Mr. Gutstein.

         During this past year, we established a commercial real estate division within the Bank. We hired an Assistant Vice President to run this new division and we are very pleased with the results thus far. We expect to open a new branch office in the fall of 2002 in Marlton, New Jersey. We have signed a lease for approximately 2,200 square feet of space in a very desirable location. The lease is conditioned on the receipt of all required regulatory approvals. In addition, we expect to have interactive Internet banking for Peoples Savings Bank on line in early 2002.

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

In addition to the Bank, the Company has one subsidiary, Peoples Financial Services, Inc., a New Jersey corporation which was incorporated in November of 2000. Peoples Financial Services, Inc. was organized for the purpose of providing securities brokerage and investment advisory services and products to customers of the Bank and the general public. Peoples Financial Services, Inc. has a networking agreement with a third party, and began offering such products and services from the Bank's main and branch offices in December 2000.

Stock Price Information

The Company's common stock has been traded on the OTC-Electronic Bulletin Board under the trading symbol of "FNSW" since it commenced trading on September 30, 1998. The number of shareholders of record of common stock as of December 24, 2001, was approximately 394. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At December 24, 2001, there were 360,866 shares outstanding. There were no dividends paid by the Company during the fiscal year ended September 30, 2001. The Company's ability to pay dividends to stockholders is largely dependent upon the dividends it receives from the Bank. The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the Conversion, or (2) the regulatory requirements imposed by the OTS.

                    Selected Financial Ratios and Other Data

                                                          At or For the Years Ended
                                                                 September 30,
                                                               -----------------
                                                               2001        2000
                                                               ----        ----
Return on average assets ...............................       0.02%       0.22%
Return on average equity ...............................       0.18        2.31
Average equity to average assets ratio .................       9.02        9.39
Equity to assets at period end .........................       8.39        9.26
Net interest rate spread ...............................       2.60        2.80
Net yield on average interest-earning assets ...........       3.08        3.29
Non-performing loans to total assets ...................       0.03        0.38
Allowance for loan loss to total loans .................       0.46        0.46


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

         The Bank's results of operations depend primarily on net interest income, which is determined by (i) the difference between rates of interest the Bank earns on its interest-earning assets and the rates the Bank pays on interest-bearing liabilities (interest rate spread), and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. The Bank's results of operations are also affected by non-interest income, including, primarily, income from customer deposit account service charges, gains and losses from the sale of investment securities and non-interest expense, including, primarily, compensation and employee benefits, federal deposit insurance premiums, office occupancy cost, and data processing cost. The Bank's results of operations are also affected significantly by general and economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, all of which are beyond the Bank's control.

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

NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point ("bp") change in market interest rates. A resulting change in NPV of more than 2% of the estimated present value of total assets ("PV") will require the institution to deduct from its capital 50% of that excess change. The rules provide that the OTS will calculate the IRR component quarterly for each institution. Based on the Bank's asset size and risk-based capital, the Bank has been informed by the OTS that it is exempt from this rule. Nevertheless, the following table presents the Bank's NPV at September 30, 2001, as calculated by the OTS, based on quarterly information voluntarily provided to the OTS.

        Changes                 Net Portfolio Value
       In Market        ----------------------------------
    Interest Rates      $ Amount    $ Change     % Change   NPV Ratio(1)
    --------------      --------    ---------    ---------  -----------
   (basis points)(2)    (Dollars in thousands)
         +300            $4,589      $(4,075)       (47)%       6.90%
         +200             5,969       (2,694)       (31)%       8.76%
         +100             7,381       (1,282)       (15)%      10.57%
            0             8,663           --         --%       12.12%
         -100             9,394          731          8%       12.95%
         -200             9,805        1,142         13%       13.36%

-------------
(1)  Calculated as the estimated NPV divided by present value of total assets.
(2) the -300bp scenario is not shown due to the current low interest rate environment.

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

         The Bank's Board of Directors review the Bank's asset and liability policies on an annual basis. The Board meets quarterly to review interest rate risk and trends, as well as liquidity and capital ratios and requirements. Management administers the policies and determinations of the board of directors with respect to the Bank's asset and liability goals and strategies. The Bank expects that its asset and liability policies and strategies will continue as described so long as competitive and regulatory conditions in the financial institution industry and market interest rates continue as they have in recent years.

Financial Condition

         Total assets increased $9.4 million or 16.2% to $67.5 million at September 30, 2001 from $58.1 million at September 30, 2000. The increase was primarily attributable to a $5.1 million increase in the Bank's loans receivable, net, a $100,000 increase in available for sale securities, a $6.1 million increase in cash and due from banks, partially offset by a decrease of $1.7 million in held-to-maturity investment securities and a $100,000 decrease in equipment. The Bank's total liabilities increased $9.1 million or 17.3% to $61.8 million at September 30, 2001 from $52.7 million at September 30, 2000. The increase was primarily attributable to a $13.4 million increase in deposits, offset by a $4.4 million decrease in FHLB advances. Deposits increased primarily due to stock market conditions and the resulting shift of investments into certificates of deposit and savings accounts. The increase in loans receivable was due to greater marketing and increased demand in the Bank's primary market area. The Bank is aggressively seeking to grow its commercial real estate loan portfolio and has hired an experienced commercial real estate lender. The decrease in mortgage-backed securities was a result of maturing instruments.

         Retained earnings was 3.8% of total assets at September 30, 2001, as compared to 4.4% of total assets at September 30, 2000. The decrease in the percentage was due to total assets increasing while retained earnings remained constant with the prior year.

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

                                                                       Year Ended September 30,
                                                    ---------------------------------------------------------------
                                                               2001                             2000
                                                    -----------------------------    ------------------------------
                                                                         Average                            Average
                                                    Average               Yield/     Average                 Yield/
                                                    Balance   Interest     Cost      Balance   Interest       Cost
                                                    -------   --------     ----      -------   --------       ----
                                                                       (Dollars in thousands)
Interest-earning assets:
    Loans receivable(1)                             $42,202     $3,238       7.67%   $39,951     $3,046        7.62%
    Investment securities(2)                         16,157        872       5.40     14,464        835        5.77
                                                    -------     ------     ------    -------     ------      ------
        Total interest-earning assets                58,359      4,110       7.04     54,415      3,881        7.13
Noninterest-earning assets                            2,630         --                 2,739         --
                                                    -------     ------               -------     ------
        Total assets                                $60,988     $4,110               $57,154     $3,881
                                                    =======     ======               =======     ======
Interest-bearing liabilities:
    NOW accounts                                     $7,365       $100       1.36    $ 6,245       $109        1.75
    Savings accounts                                  8,119        192       2.36      7,760        187        2.40
    Money market accounts                             2,451         63       2.57      3,063         82        2.67
    Certificates of deposit                          29,424      1,647       5.60     23,059      1,209        5.25
    FHLB - Advances                                   4,677        311       6.65      8,184        505        6.17
                                                    -------     ------     ------    -------     ------      ------
        Total interest-bearing liabilities           52,036      2,313       4.44     48,311      2,092        4.33
                                                                           ------
Non interest-bearing liabilities                      3,448                            3,476
                                                    -------                          -------
        Total liabilities                            55,484                           51,787
                                                    -------                          -------
Stockholders' equity                                  5,504                            5,367
                                                    -------                          -------
        Total liabilities and retained earnings     $60,988     $2,313               $57,154     $2,092
                                                    =======     ======               =======     ======
Net interest income                                             $1,797                           $1,789
                                                                ======                           ======
Interest rate spread(3)                                                      2.60%                             2.80%
                                                                           ======                            ======
Net yield on interest-earning assets(4)                                      3.08%                             3.29%
                                                                           ======                            ======
Ratio of average interest-earning assets
    to average interest-bearing liabilities                                112.22%                           112.63%
                                                                           ======                            ======

-------------------
(1)  Average balances include non-accrual loans.
(2) Includes mortgage-backed securities, investment securities and interest-bearing deposits in other financial institutions.
(3) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(4) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

         The table below sets forth certain information regarding changes in the Bank's interest income and interest expense for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i)changes in volume (changes in average volume multiplied by old rate); (ii)changes in rates (changes in rate multiplied by old average volume); (iii)changes in rate-volume (changes in rate multiplied by the change in average volume).

                                                Year Ended September 30,
                                                       2001 vs 2000
                                           -------------------------------------
                                                    Increase (Decrease)
                                                          Due to
                                           -------------------------------------
                                                               Rate/
                                           Volume      Rate    Volume      Net
                                           ------      ----    ------      ---
                                                      (In thousands)
Interest income:
    Loans receivable ...................    $ 172     $  19     $   1     $ 192
    Investment securities ..............       97       (54)       (6)       37
                                            -----     -----     -----     -----
        Total interest income ..........    $ 269     $ (35)    $  (5)    $ 229
                                            =====     =====     =====     =====

Interest expense:
    NOW accounts .......................    $  18     $ (24)    $  (4)    $ (10)
    Savings account ....................        9        (3)     --           6
    Money market accounts ..............      (16)       (3)        1       (18)
    Certificates of deposits ...........      334        81        22       437
    FHLB advances ......................     (216)       39       (17)     (194)
                                            -----     -----     -----     -----
        Total interest expense .........    $ 129     $  90     $   2     $ 221
                                            =====     =====     =====     =====

Change in net interest income ..........    $ 140     $(125)    $  (7)    $   8
                                            =====     =====     =====     =====

Results of Operations

         Net Income. The Bank's net income decreased $114,000 for the year ended September 30, 2001, to $10,000 from $124,000 for the year ended September 30, 2000. This decrease was primarily attributable to a $209,000 increase in noninterest expense and a decrease in net interest income of $23,000, partially offset by an increase in non-interest income of $60,000 and a decrease in income taxes of $58,000.

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

         Net interest income after provision for loan losses decreased $23,000 or 1.3%, to $1,756,000 for the year ended September 30, 2001. This decrease was primarily due to the increase in the provision for loan losses, which increased by approximately $31,000 from $10,000 for the fiscal year ended September 30, 2000, to $41,369 for the fiscal year ended September 30, 2001.

         The increase in the average balance of interest-earning assets of $4.0 million primarily reflects increases of approximately $2.3 million in the Bank's average balance of loans and $2.6 million in other assets, partially offset by a decrease of $1.0 million in the average balance of securities.

         The increase in average interest-bearing liabilities of $3.7 million reflects increases of $1.1 million in the Bank's average balance of interest-bearing NOW accounts and $6.1 million in the average balance of savings, money market and certificates of deposit, partially offset by a decrease of $3.5 million in the average balance of FHLB borrowings.

         Provision for Loan Losses. Provision for loan losses was $41,000 for the year ended September 30, 2001, as compared to $10,000 for the year ended September 30, 2000. The provision is established to adjust the balance of the allowance for loan losses to a level management feels is sufficient based on the risk characteristics of the loan portfolio.

         Management believes the allowance for loan losses is at a level that is adequate to provide for estimated losses. However, there can be no assurance that further additions will not be made to the allowance and that such losses will not exceed the estimated amount.

         Noninterest Income. Noninterest income increased $61,000 or 23.9% from $255,000 for the year ended September 30, 2000 to $316,000 for 2001. This increase in the Bank's noninterest income was due to a gain on the sale of securities of $78,000, an increase of $18,000 in fees and other services, partially offset by a decrease in gain on the sale of REO of $36,000.

         Noninterest Expense. Noninterest expense increased $209,000 or 11.3% from $1.9 million for the year ended September 30, 2000, to $2.1 million for 2001. The increase in the Bank's noninterest expense was due to a $71,000 increase in the Bank's occupancy and equipment expense, a $9,000 increase in other noninterest expense and an increase of $133,000 in the Bank's compensation and benefits, partially offset by a decrease of $4,000 in the Bank's federal insurance premiums. The category of non-interest expense described as "Other" is comprised of expenses related to advertising, fees charged by banks, loan processing fees, NOW expenses, costs related to supplies and various professional fees. The highest of these expenses was $96,000 for bank processing fees. The increase in compensation and benefits expense was due in part to additional personnel required to support the Bank's growth.

         Income Tax Expense. Income tax expense decreased $58,000 from $62,000 for the year ended September 30, 2000 to $4,000 for 2001. This decrease in income tax expense is due to the decrease in the Bank's pretax income of $172,000 from $186,000 for 2000 to $14,000 for 2001. The Bank's effective tax rate was 28.5% and 33% for the years ended September 30, 2001 and 2000, respectively.

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

         Net cash provided by the Bank's operating activities (the cash effects of transactions that enter into the Bank's determination of net income e.g., non-cash items, amortization and depreciation, provision for loan losses) for the year ended September 30, 2001 totaled $254,000, an increase of $113,000 as compared to 2000.

         Net cash used by the Bank's investing activities (i.e., cash disbursements, primarily for the purchase of the Bank's investment securities and mortgage-backed securities portfolios and the Bank's loan portfolio) for the year ended September 30, 2001, totaled $3.2 million, an increase of $2.4 million. The increase in cash used was primarily attributable to funding net loan growth of $5.3 million in 2001 as compared to $1.2 million in 2000 as well as net purchases of held-to-maturity investment securities in 2001 of $590,000. The increase in cash was partially offset by paydowns, maturities and sales, net of purchases, of investment securities of $2.2 million in 2001 and redemption of Federal Home Loan Bank stock of $85,000 in 2001.

         Net cash provided in the Bank's financing activities (i.e., cash receipts primarily from net proceeds from stock issuance and from net increases in deposits and net increases in FHLB advances) for the year ended September 30, 2001, totaled $9.1 million, an increase of $7.1 million as compared to the year ended September 30, 2000. This increase in cash was primarily attributable to increased deposits of $13.5 million offset by repayment of FHLB advances of $4.4 million, net of advances.

         Approximately $29.4 million of the Bank's time deposits mature within the next 12 months. The Bank expects such deposits to be renewed at market rates. In addition to this source of continuing funding, the Bank has total borrowing capacity of 50% of total first mortgage loans through the FHLB of New York.

[LOGO]  Kronick
 KKB    Kalada
        Berdy & Co.
        A Professional Corporation

   Certified Public Accountants



To the Board of Directors
Farnsworth Bancorp, Inc. and Subsidiaries


                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


We have audited the accompanying consolidated statements of financial condition of Farnsworth Bancorp, Inc. and Subsidiaries as of September 30, 2001 and 2000, and the related consolidated statements of income and comprehensive income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Farnsworth Bancorp, Inc. and Subsidiaries at September 30, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


November 27, 2001

                                                /s/Kronick Kalada Berdy & Co.




190 Lathrop Street-Kingston, PA 18704 - (570) 283-2727 - (570) 283-1670 Telefax
--------------------------------------------------------------------------------

301 Market Street       101 West Broad Street           24 N. Seventh Street
Berwick, PA 18603        Hazleton, PA 18201             Stroudsburg, PA 18360
 (570) 759-8625            (570) 459-1373                  (570) 420-9500

                   FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                          September 30, 2001 and 2000

                                               ASSETS                                 2001           2000
                                               ------                            ------------    ------------

Cash and due from banks                                                          $  9,282,084    $  3,163,345
Securities available for sale                                                       8,824,145       8,760,132
Securities held to maturity (fair value approximates $2,105,955 and $3,572,703
  at September 30, 2001 and 2000, respectively)                                     2,058,245       3,741,506
Loans receivable, net                                                              44,987,076      39,850,070
Accrued interest receivable                                                           318,685         419,459
Federal Home Loan Bank of New York stock at
  cost, substantially restricted                                                      372,600         457,800
Premises and equipment                                                              1,481,675       1,575,974
Deferred income taxes                                                                       -          66,611
Prepaid income taxes                                                                   15,292               -
Real estate owned                                                                     130,292               -
Other assets                                                                           58,642          60,594
                                                                                 ------------    ------------
        Total assets                                                             $ 67,528,736    $ 58,095,491
                                                                                 ============    ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

Deposits:
   Non interest bearing                                                          $  2,752,941    $  2,336,530
   Interest bearing                                                                55,403,494      42,398,105
Federal Home Loan Bank advances                                                     3,224,606       7,597,286
Advances by borrowers for taxes and insurance                                         240,168         212,302
Accrued income taxes                                                                        -             469
Deferred income taxes                                                                  80,781               -
Accrued interest payable                                                               61,009          72,492
Accounts payable and other accrued expenses                                           100,297          97,298
                                                                                 ------------    ------------
        Total liabilities                                                          61,863,296      52,714,482
                                                                                 ------------    ------------
Preferred stock $.10 par value, 1,000,000 shares
  authorized;  none issued and outstanding
Common stock $.10 par value, 5,000,000 shares
  authorized;  379,858 shares issued; shares
  outstanding 360,866                                                                  37,985          37,985
Additional paid in capital                                                          3,396,262       3,396,262
Treasury stock at cost, 18,992 shares                                                (185,172)       (185,172)
Retained earnings substantially restricted                                          2,585,704       2,575,605
Common stock acquired by employee stock
  ownership plan (ESOP)                                                              (204,774)       (235,154)
Common stock acquired by restricted stock plan (RSP)                                 (105,444)       (127,764)
Accumulated other comprehensive income, unrealized
  appreciation (depreciation) on available for sale securities,
  net of income taxes                                                                 140,879         (80,753)
                                                                                 ------------    ------------
        Total stockholders' equity                                                  5,665,440       5,381,009
                                                                                 ------------    ------------
        Total liabilities and stockholders' equity                               $ 67,528,736    $ 58,095,491
                                                                                 ============    ============

                  The accompanying notes are an integral part of these consolidated financial statements.

                   FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

                          September 30, 2001 and 2000

                                                                       2001           2000
                                                                   -----------    -----------
Interest income:
  Loans receivable                                                   $ 3,238,476    $ 3,046,255
  Investments                                                            871,699        834,707
                                                                     -----------    -----------
      Total interest income                                            4,110,175      3,880,962
                                                                     -----------    -----------
Interest expense:
  Deposits                                                             2,002,141      1,586,914
  Federal Home Loan Bank advances                                        310,773        505,024
                                                                     -----------    -----------
      Total interest expense                                           2,312,914      2,091,938
                                                                     -----------    -----------
      Net interest income                                              1,797,261      1,789,024
Provision for loan losses                                                 41,369         10,000
                                                                     -----------    -----------
      Net interest income after provision
        for loan losses                                                1,755,892      1,779,024
                                                                     -----------    -----------
Noninterest income:
  Fees and other service charges                                         237,743        219,635
  Gain on sale of real estate owned                                            -         35,664
  Net realized gains on sale of available for sale
    securities                                                            77,920              -
                                                                     -----------    -----------
      Total noninterest income                                           315,663        255,299
                                                                     -----------    -----------
Noninterest expense:
  Compensation and benefits                                            1,002,433        869,584
  Occupancy and equipment                                                482,569        411,782
  Federal insurance premiums and assessments                               8,833         12,682
  Other                                                                  563,308        554,356
                                                                     -----------    -----------
      Total noninterest expense                                        2,057,143      1,848,404
                                                                     -----------    -----------
Income before provision for income taxes                                  14,412        185,919

Provision for income taxes                                                 4,313         61,868
                                                                     -----------    -----------
      Net income                                                          10,099        124,051

Other comprehensive income
  Unrealized gain on securities available for sale, arising during
    the period, net of taxes of  $124,668, 2001; $30,736, 2000           273,552         54,641
  Reclassification adjustment, net of taxes of $26,000                   (51,920)             -
                                                                     -----------    -----------
      Comprehensive income                                           $   231,731    $   178,692
                                                                     ===========    ===========

Net income per common shares: Basic and Diluted                      $      0.03    $       .36
                                                                     ===========    ===========
Weighted average number of shares outstanding during the year
   Basic                                                                 327,578        337,336
                                                                     ===========    ===========
   Diluted                                                               327,960        337,336
                                                                     ===========    ===========

                  The accompanying notes are an integral part of these consolidated financial statements.

                   FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                 For the Years Ended September 30, 2001 and 2000


                                                                                                        Appreciation
                                                              Retained         Common       Common     (Depreciation)      Total
                                Additional                    Earnings         Stock        Stock      on Securities       Stock-
                       Common     Paid in      Treasury     Substantially     Acquired     Acquired    Available for       holders'
                       Stock      Capital       Stock         Restricted       By ESOP      By RSP    Sale, Net of Tax     Equity
                      --------- -----------   -----------  ---------------   ----------- -----------  ----------------   -----------
Balance at
  September 30, 1999  $ 37,985  $3,396,262    $        -      $ 2,451,554    $ (303,880) $ (159,364)       $ (135,394)   $5,287,163

Net income for the
  year ended
  September 30, 2000         -           -                        124,051             -                             -       124,051

Acquisition of
  treasury stock             -           -      (185,172)               -             -                             -      (185,172)
RSP shares allocated         -           -                              -             -      31,600                 -        31,600
Unrealized
  appreciation on
  securities
  available for sale,
  net of tax                 -           -                              -             -           -            54,641        54,641
ESOP shares allocated                                                            68,726           -                 -        68,726
                      --------- -----------   -----------  ---------------   ----------- -----------  ----------------   -----------
Balance at
  September 30, 2000    37,985   3,396,262      (185,172)       2,575,605      (235,154)   (127,764)          (80,753)    5,381,009

Net income for the
  year ended
  September 30, 2001         -           -                         10,099             -                             -        10,099

RSP shares allocated         -           -                              -             -      22,320                 -        22,320
ESOP shares allocated        -           -             -                -        30,380           -                 -        30,380
Unrealized
  appreciation
  on securities
  available for sale,
  net of tax                 -           -                              -             -           -           221,632       221,632
                      --------- -----------   -----------  ---------------   ----------- -----------  ----------------   -----------
Balance at
  September 30, 2001  $ 37,985  $3,396,262    $ (185,172)     $ 2,585,704    $ (204,774) $ (105,444)        $ 140,879    $5,665,440
                      ========= ===========   ===========  ===============   =========== ===========  ================   ===========

                  The accompanying notes are an integral part of these consolidated financial statements.

                   FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                          September 30, 2001 and 2000


                                                             2001             2000
                                                       -------------    -------------
Cash flows from operating activities:
  Net income                                            $      10,099    $     124,051
                                                        -------------    -------------
Adjustments to reconcile net income to net cash
  provided by operating activities:
    Depreciation                                               98,916           82,651
    Provision for loan losses                                  41,369           10,000
    Net gain on sale of investments and assets                (77,920)         (35,664)
    Stock compensation                                         52,700          100,326
    Decrease in accrued interest receivable                   100,774            4,247
    Decrease in prepaid expenses and other assets               1,952            9,248
    (Decrease) increase in advances by borrowers               27,866           (1,351)
    Increase (decrease) in income taxes                         7,187          (75,671)
    Decrease in accrued interest payable                      (11,483)         (24,627)
    Increase (decrease) in accounts payable
      and other accrued liabilities                             2,999          (51,956)
                                                        -------------    -------------
        Total adjustments                                     244,360           17,203
                                                        -------------    -------------
        Net cash provided by operations                       254,459          141,254
                                                        -------------    -------------
Cash flows from investing activities:
  Net increase in loans receivable                         (5,308,667)      (1,234,804)
  Redemption and principal payments of
    held to maturity securities                               552,833          287,148
  Purchase of held to maturity securities                  (1,143,538)               -
  Purchase of available for sale securities               (30,338,035)               -
  Proceeds from sale of available for sale securities      32,971,984                -
  Proceeds from sale of real estate owned                           -          330,000
  Purchase of Federal Home Loan Bank stock                          -          (39,100)
  Redemption of Federal Home Loan Bank stock                   85,200                -
  Purchase of premises and equipment                           (4,617)        (147,904)
                                                        -------------    -------------
        Net cash used in investing activities              (3,184,840)        (804,660)
                                                        -------------    -------------
Cash flows from financing activities:
  Increase in savings accounts and demand deposits         13,421,800        2,244,473
  Federal Home Loan Bank advances                          36,501,488      102,299,893
  Federal Home Loan Bank advances, repayments             (40,874,168)    (102,415,547)
  Purchase of treasury stock                                        -         (185,172)
                                                        -------------    -------------
        Net cash provided by financing activities           9,049,120        1,943,647
                                                        -------------    -------------
  Net increase in cash and due from banks                   6,118,739        1,280,241

  Cash and due from banks at beginning of year              3,163,345        1,883,104
                                                        -------------    -------------
  Cash and due from banks at end of year                $   9,282,084    $   3,163,345
                                                        =============    =============
  Supplement disclosure:
    Cash paid during the period for:
    Interest                                            $   2,324,397    $   2,116,565
                                                        =============    =============
    Income taxes                                        $       1,013    $     138,092
                                                        =============    =============
  Non cash items:
    Unrealized gain on securities available for
      sale, net of deferred income taxes                $     221,632    $      54,641
                                                        =============    =============
    Acquisition of real estate in settlement of loans   $     130,292    $     195,625
                                                        =============    =============
    Transfer of held-to-maturity securities to
      available-for-sale portfolio                      $   2,273,966
                                                        =============

                  The accompanying notes are an integral part of these consolidated financial statements.

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Operations and Summary of Significant Accounting Policies
       ---------------------------------------------------------

        Nature of Operations
        --------------------

        Farnsworth Bancorp, Inc. and Subsidiaries (together the "Company") operate three branches in Burlington County, New Jersey. The Bank offers customary banking services, including accepting of checking, savings and time deposits and the making of commercial, real estate and consumer loans, to customers who are predominantly small and middle-market businesses and middle-income individuals. In 2000, the Company formed a new subsidiary, Peoples Financial Services, Inc. Peoples Financial Services, Inc. was organized for the purpose of providing securities brokerage and investment advisory services and products to customers of the Bank.

        Basis of Financial Statement Presentation
        -----------------------------------------

        The consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America, include the accounts of the Company and its wholly owned subsidiaries, Peoples Savings Bank (the "Bank") and Peoples
        Financial Services, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statements of financial condition and the reported amounts of revenues and expenses for the reporting periods. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant changes in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate (real estate owned) and the assessment of prepayment risks associated with mortgage-backed securities. Management believes that the allowance for loan losses is adequate, foreclosed real estate is appropriately valued and prepayment risks associated with mortgage-backed securities are properly recognized. While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowance for loan losses or further writedowns of foreclosed real estate may be necessary based on changes in economic conditions in the market area. Additionally, assessments of prepayment risks related to mortgage-backed securities are based upon current market conditions, which are subject to frequent change.

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

        Interest-rate Risk
        ------------------

        The Bank is principally engaged in the business of attracting deposits from the general public and using these deposits to make loans secured by real estate and, to a lesser extent, consumer loans and to purchase investment securities. The potential for interest-rate risk exists as a result of the shorter duration of the Bank's interest-sensitive liabilities compared to the generally longer duration of interest-sensitive assets. In a rising interest rate environment, interest sensitive liabilities will reprice faster than interest sensitive assets, thereby reducing the market value of long-term assets and net interest income. For this reason, management regularly monitors the maturity structure of the Bank's assets and liabilities in order to measure its level of interest-rate risk and to plan for future volatility.

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

1.     Operations and Summary of Significant Accounting Policies (Continued)
       ---------------------------------------------------------

        Cash Flow Reporting
        -------------------

        For the purpose of presentation in the statements of cash flows, due from bank is considered to be a cash equivalent.

        Investment Securities
        ---------------------

        The Bank's investments in securities are classified in two categories and accounted for as follows:

        o Securities Held to Maturity. Bonds, notes, debentures and mortgage backed securities for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts which are recognized in interest income using the interest method over the period to maturity.

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

        Loans Receivable
        ----------------

        Loans receivable that management has the intent and ability to hold until maturity or pay-off are reported at their outstanding principal adjusted for the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

        Loan  origination  fees  and  certain  direct   origination   costs  are
        capitalized and recognized as an adjustment of the yield over the contractual life of the loan.

        Loans classified as impaired, if any, are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A loan evaluated for impairment is deemed to be impaired when based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. All loans identified as impaired are evaluated independently. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. No loans were identified as impaired as of September 30, 2001 and 2000, respectively.

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

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

        Real Estate Owned
        -----------------

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

        Reclassifications
        -----------------

        Certain amounts in the 2000 financial statements have been reclassified to conform to the 2001 presentation.

2.     Stockholders' Equity
       --------------------

        On March 2, 1998, the Board of Directors of the Bank adopted a Plan of Conversion, pursuant to which the Bank converted from a federally chartered mutual savings bank to a federally chartered stock savings bank, with the concurrent formation of a holding company.

        At the time of the conversion, the Bank, in order to grant priority to eligible depositors in the event of future liquidation, established a liquidation account of $2,225,315, an amount equal to its total net worth as of June 30, 1998, the date of the latest statement of financial condition appearing in the final prospectus. The liquidation account will be maintained for the benefit of eligible account holders who continue to maintain their accounts at the bank after the conversion. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits. Subsequent increases in the deposit account will not restore an eligible account holder's interest in the liquidation account. In the unlikely event of a complete liquidation, each eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the account holder's current adjusted qualifying balances. The balance of the liquidation account on September 30, 2001 and 2000 has not been determined.

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

2.      Stockholders' Equity (Continued)
        ---------------------

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

3.      Held to Maturity and Available for Sale Securities
        --------------------------------------------------

        The carrying amounts and fair values of these investments at September 30, 2001 and 2000 are summarized as follows:

                                                                        September 30, 2001
                                                     -----------------------------------------------------------------
                                                        Carrying             Gross     Unrealized           Fair
                                                                     ---------------------------------
                                                         Value           Gains             Losses           Value
                                                     --------------- --------------    ---------------  --------------
        Held to maturity:
          Mortgage backed securities                     $2,058,245      $  47,848       $        138      $2,105,955
                                                     =============== ==============    ===============  ==============

                                                                         September 30, 2000
                                                      ---------------------------------------------------------------
                                                        Carrying         Gross          Unrealized         Fair
                                                                     --------------------------------
                                                          Value          Gains            Losses           Value
                                                      -------------- --------------    --------------  --------------
         Held to maturity:
           U.S. Government and agency securities        $ 2,173,738      $       -         $ 152,388      $2,021,350
           Municipal securities                              99,330          8,970                 -         108,300
           Mortgage backed securities                     1,468,438          1,240            26,625       1,443,053
                                                      -------------- --------------    --------------  --------------
                                                        $ 3,741,506      $  10,210         $ 179,013      $3,572,703
                                                      ============== ==============    ==============  ==============

                                                                         September 30, 2001
                                                      ---------------------------------------------------------------
                                                        Amortized        Gross          Unrealized         Fair
                                                                     --------------------------------
                                                          Cost           Gains            Losses           Value
                                                      -------------- --------------    --------------  --------------
         Available for sale:
           U.S. Government and agency securities        $ 1,749,754      $  41,871          $  1,250      $1,790,375
           Municipal securities                              99,387         16,113                 -         115,500
           Corporate bonds                                1,413,310              -             7,498       1,405,812
           Mortgage backed securities                     5,340,327        107,131                 -       5,447,458
           Equity securities                                  1,243         63,757                 -          65,000
                                                      -------------- --------------    --------------  --------------
                                                        $ 8,604,021      $ 228,872          $  8,748      $8,824,145
                                                      ============== ==============    ==============  ==============

                                                                         September 30, 2000
                                                    -----------------------------------------------------------------
                                                       Amortized         Gross           Unrealized        Fair
                                                                     ---------------------------------
                                                         Cost            Gains             Losses          Value
                                                    ---------------- --------------    --------------- --------------
          Available for sale securities:
            U.S. Government and agency securities        $8,462,833        $     -          $ 234,447     $8,228,386
            Corporate bonds                                 419,525              -             33,965        385,560
            Equity securities                                 3,339        142,847                  -        146,186
                                                    ---------------- --------------    --------------- --------------
                                                         $8,885,697      $ 142,847          $ 268,412     $8,760,132
                                                    ================ ==============    =============== ==============

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

3.      Held to Maturity and Available for Sale Securities (Continued)
        --------------------------------------------------

        The schedule of maturities of available for sale securities at September 30, 2001 is as follows:

                                                     Amortized         Fair
                                                        Cost           Value
                                                    ------------   ------------
           Due in one year or less                  $   749,754     $  791,625
           Due after one to five years                        -              -
           Due after five to ten years                1,000,000        998,750
           Due after ten years                        1,512,697      1,521,312
                                                    ------------   ------------
                                                      3,262,451      3,311,687
                  Mortgage backed securities          5,340,327      5,447,458
                                                    ------------   ------------
                                                    $ 8,602,778    $ 8,759,145
                                                    ============   ============


      There is no schedule of maturities for mortgage backed securities because these investments are subject to prepayment. On October 1, 2001, the Bank adopted Statement of Financial Accounting Standard No. 133 "Accounting for Derivative Instruments and Hedging Activities." In accordance with FASB 133, the Bank transferred $2,273,966 of its held-to-maturity portfolio to available sale. The unrealized loss of $80,332 on the held-to-maturity securities that were transferred to available-for-sale was reported in accumulated other comprehensive income.

      Mortgage-backed securities with a carrying value and fair value of $261,423 and $263,033 at September 30, 2001 and $365,500 and $361,483 at
      September 30, 2000 are pledged as security for deposits of governmental entities under the provisions of Governmental Unit Deposit Protection Act.

4.    Loans Receivable
      ----------------

      Loans receivable are summarized as follows:

                                                             2001           2000
                                                         ------------   ------------
           First mortgage loans
               Secured by one to four family residence   $27,680,636    $26,507,971
               Construction loans                            826,697        861,398
               Commercial real estate                      6,952,000      4,801,539
                                                         ------------   ------------
                                                          35,459,333     32,170,908
                                                         ------------   ------------
             Less:
               Loans in process - real estate               (102,833)      (377,442)
               Deferred loan origination fees net of
                 Costs of $105,499 and $106,313             (248,199)      (196,243)
                                                         ------------   ------------
           Total first mortgage loans                     35,108,301     31,597,223
                                                         ------------   ------------

           Consumer and other loans:
               Home equity                                 9,416,542      7,897,375
               Personal loans                                286,844        253,542
               Loans secured by savings                      172,404        161,113
               Commercial business loans                     151,855         70,672
               Automobile                                     58,130         56,145
                                                         ------------   ------------
           Total consumer and other loans                 10,085,775      8,438,847
                                                         ------------   ------------
           Total loans                                    45,194,076     40,036,070
           Less allowance for loan losses                   (207,000)      (186,000)
                                                         ------------   ------------
                                                         $44,987,076    $39,850,070
                                                         ============   ============

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


4.    Loans Receivable (continued)
      ----------------------------

      At September 30, 2001 and 2000, nonaccrual loans for which interest had been discontinued totaled approximately $000 and $125,000, respectively. Interest income actually recognized is summarized as follows:

                                                             2001       2000
                                                          --------    -------
           Interest income that would have
             been recognized                              $  8,039    $10,097

           Income recognized                                (7,687)         -
                                                          --------    -------
           Interest income foregone                       $    352    $10,097
                                                          ========    =======



        An analysis of the change in the allowance for loan losses:

                                                            2001        2000
                                                          --------    --------
             Allowance for loan losses:
                   Beginning of year                      $186,000    $176,000

                   Additional provisions                    41,369      10,000

                   Charge offs                             (20,369)          -
                                                          --------    --------
                   End of year                            $207,000    $186,000
                                                          ========    ========

        The activity with respect to loans to directors, officers and associates of such persons is summarized as follows:

                                                            2001       2000
                                                          ---------   --------

              Beginning of year                           $ 634,071   $603,931

              Loans originated                               89,739    117,850

              Collection of principal                      (123,241)   (87,710)
                                                          ---------   --------
              End of year                                 $ 600,569   $634,071
                                                          =========   ========

        All loans to directors, officers and associates of such persons are collateralized by deposits and/or real estate.

5.      Accrued Interest Receivable
        ---------------------------

        Accrued interest receivable is summarized as follows:

                                                             2001        2000
                                                          ---------   ---------

              Loans receivable                            $ 259,136   $ 239,367

              Mortgage backed securities                     38,922       7,854

              Other securities                               20,627     172,238
                                                          ---------   ---------
                                                          $ 318,685   $ 419,459
                                                          =========   =========

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


6.      Premises and Equipment
        ----------------------

        Premises and equipment are summarized by major classification as follows:

                                                     2001           2000            Useful lives
                                                  -----------  ------------    -----------------
             Land                                 $  125,553    $  125,553
             Office building (Bordentown)          1,355,912     1,355,912       25 to 40 years
             Office building (Florence)               53,032        53,032       25 to 40 years
             Office building (Mount Laurel)           36,376        36,376       25 to 40 years
             Furniture, fixtures and equipment       566,514       561,897        5 to 7 years
                                                  ----------   -----------
                                                   2,137,387     2,132,770
             Less accumulated depreciation           655,712       556,796
                                                  ----------    ----------
                                                  $1,481,675    $1,575,974
                                                  ==========    ==========

        Depreciation charged to operations was $98,916 and $88,182 for the years ended 2001 and 2000, respectively.

7.      Deposits
        --------

        Deposits as of September 30 are summarized as follows:

                                                2001                 2000
                                            ------------       -------------
          NOW accounts                      $11,633,929        $  7,884,822
          Money market accounts               2,669,202           3,079,901
          Passbook and club accounts          6,530,036           7,505,056
          Non interest bearing                2,752,941           2,336,530
                                            ------------       -------------
          Subtotal                           23,586,108          20,806,309
                                            ------------       -------------
          Certificates of deposit:
            2.01% to 3.0%                        82,713                   -
            3.01% to 4.0%                     6,572,234             300,148
            4.01% to 5.0%                     8,177,818           2,246,837
            5.01% to 6.0%                    12,672,686          11,362,374
            6.01% to 7.0%                     7,064,876          10,018,967
                                            ------------       -------------
          Subtotal                           34,570,327          23,928,326
                                            ------------       -------------
                                            $58,156,435        $ 44,734,635
                                            ============       =============

        Deposits of officers and directors totaled $345,700 in 2001. The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $2,269,000 and $3,740,000 at September 30, 2001 and 2000. These certificates of deposit do not receive preferential rates of interest. Deposits in excess of $100,000 are not federally insured.

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

7.     Deposits (Continued)
       ---------

        As of September 30, 2001 and 2000, scheduled maturities of certificates of deposit (rounded to the nearest $1,000) are summarized as follows:

                                                  2001                2000
                                              ------------        ------------

           Due in 3 months or less            $ 6,904,000         $ 5,074,000
           Due after 3 months to 1 year        22,493,000          14,060,000
           Due after 1 year to 3 years          4,774,000           4,462,000
           Due after 3 years to 5 years           399,000             332,000
                                              ------------        ------------
                                              $34,570,000         $23,928,000
                                              ============        ============

        Interest expense on deposits for the years ended September 30, 2001 and 2000 is summarized as follows:

                                                 2001              2000
                                              ----------        ----------

         NOW accounts                         $   99,715        $  109,252
         Money market accounts                    62,676            81,659
         Passbook and club accounts              192,630           186,535
         Certificates of deposit               1,647,120         1,209,468
                                              ----------        ----------
                                              $2,002,141        $1,586,914
                                              ==========        ==========

8.      Federal Home Loan Bank Advances
        -------------------------------

        These advances bear fixed interest rates ranging from 5.9% to 6.8%. They are collateralized by FHLB stock and investment securities. The Bank has approximately $13,573,000 available for borrowing as of September 30, 2001.

                  Principal payments are as follows:

                           2002                                      $2,123,000
                           2003                                         130,000
                           2004                                         138,000
                           2005                                         146,000
                           2006                                         155,000
                        Thereafter                                      532,606
                                                                     ----------
                                                      Total          $3,224,606
                                                                     ==========

9.     Net Gain on Sale of Interest Earning Assets
       -------------------------------------------

        Gross  realized   gains  and  losses  on  sales  of   available-for-sale
        securities were $172,405 and $(94,485) for the year ended September 30, 2001. There was no sale of available-for-sale securities in 2000.

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

10.    Income Taxes
       ------------

        The Bank has qualified as a Savings Institution under provisions of the Internal Revenue Code. Prior to January 1, 1996 the Bank was permitted to deduct from taxable income an allowance for bad debts based on a percentage-of taxable income. Such percentage was 8% before such deduction. Retained earnings at September 30, 2001 and 2000 included untaxed earnings of approximately $330,100 and $355,800, representing such bad debt deductions.

        Retained earnings at September 30, 2001 and 2000 includes approximately $153,850 of tax bad debt deductions which are considered a permanent difference between the book and income tax basis of loans receivable, and for which income taxes have not been provided. If such amount is used for purposes other than bad debt losses, including distributions in liquidation, it will be subject to income tax at the then current rate.

        The provision for federal and state income taxes differs from that computed at the statutory rate as follows:

                                                          2001         2000
                                                        ----------  ----------
          Statutory tax rates                               34%          34%
          Tax at statutory rates                        $   4,900   $   63,212
          New Jersey Savings Institution Tax                  400        6,200
          Low tax bracket savings                          (2,738)      (7,454)
          Tax exempt income                                (2,000)      (2,000)
          Miscellaneous                                     3,751        1,910
                                                        ---------   ----------
                                                        $   4,313   $   61,868
                                                        =========   ==========

        The tax provision is summarized as follows:

                                                           2001       2000
                                                        ----------  ---------
         Current federal                                $ (17,623)   $ 55,500
         Deferred federal                                  21,696         168
         Current state                                     (1,037)     5,050
         Deferred state                                     1,277      1,150
                                                        ----------  ---------
                                                        $   4,313   $ 61,868
                                                        ==========  =========

        The following temporary differences gave rise to deferred tax assets and liabilities:

                                                           2001      2000
                                                        ----------  --------
         Deferred tax assets:
           Allowance for loan losses                    $  74,520   $ 66,923
           Deferred loan origination fees, net             10,684     13,429
           Accrued compensation                            15,251     24,444
           Unrealized depreciation on investments               -     45,178
                                                        ----------  --------
           Total deferred tax assets                      100,455    149,974
                                                        ----------  --------
         Deferred tax liabilities:
           Unrealized appreciation on investments          79,241
           Premises and equipment                          46,992     37,215
           Tax reserve for loan losses                     55,003     46,148
                                                        ----------  --------
           Total deferred tax liabilities                 181,236     83,363
                                                        ----------  --------
         Net deferred tax asset (liability)             $ (80,781)  $ 66,611
                                                        ==========  ========

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

11.     Commitments
        ------------

        At September 30, 2001 the Bank had the following commitments outstanding. Mortgage commitments are for 45 days. Home equity commitments are for 60 days. Commitments on other loans are for 90 days. The commitments are summarized as follows:

                                                   Amounts         Rate                    Term
                                              --------------   ----------------        --------------
           Mortgages (fixed rate)               $ 1,672,000    6.4% to 8.0%            15 to 30 years
                                                                 0 to 3 points
           Home equity loans                        224,000    6.0% to 8.25%            5 to 15 years
                                                                 0 points
           Other loans                            2,062,000    7.75% to 13.25%          1 to 20 years
                                                -----------
                                                $ 3,958,000    0 to 1 points
                                                ===========

        There are two letters of credit outstanding at September 30, 2001. An annual fee of 1/2 to 1 point is due on each of the letters of credit. Interest is due at various rates if the letters of credit are utilized. The amount of both letters totals $32,000. The Bank also has consumer lines of credit with undrawn balances of $934,000 and commercial lines of credit of $1,088,000.

        The Bank has available two lines of credit through the Federal Home Loan Bank. An overnight line of credit is available in the amount of $2,859,350. Additionally, a one month overnight repricing line of credit is available in the amount of $2,859,350.

        Future minimum lease payments under a noncancellable operating lease for one branch building are as follows:

                           2002                            $  59,000
                           2003                               60,000
                           2004                               62,000
                           2005                               64,000
                           2006                               66,000
                        Thereafter                           150,000
                                                            ---------

                                           Total            $461,000
                                                            =========

12.     Financial Instruments
        ---------------------

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

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

12.     Financial Instruments (Continued)
        ---------------------

        Loans Receivable
        ----------------

        For variable-rate loans that reprice frequently and have no significant credit risk, fair values are based on carrying values. Fair values for fixed rate mortgage loans and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for fixed rate commercial real estate and other commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

        Deposit Liabilities
        -------------------

        The fair values of demand deposits are, by definition, equal to the amount payable on demand at the reporting date. The carrying amounts of variable-rate, fixed-term money-market accounts and certificates of deposit (CDs) approximate their fair values at the reporting date. Fair values for fixed-rate CDs are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities of certificates.

        Accrued Interest
        ----------------

        The carrying amounts of accrued interest approximate their fair values.

        FHLB Advances
        -------------

        The fair value of FHLB advances is estimated based on rates currently available to the Bank for debt with similar terms.

        Advances by Borrowers and Accounts Payable and Other Accrued Expenses
        ---------------------------------------------------------------------

        The carrying amounts of these liabilities approximate their fair values.

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

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

12.     Financial Instruments (Continued)
        ---------------------

        The carrying amounts and estimated fair values of the financial instruments were as follows:

                                                              2001            2001              2000            2000
                                                            Carrying          Fair            Carrying          Fair
             Financial Assets (000's omitted)                Amount           Value            Amount           Value
             ----------------------------------------     -------------    ------------     -------------    ------------
             Cash and due from banks                          $  9,282         $ 9,282          $  3,163         $ 3,163
             Securities held to maturity                         2,058           2,106             3,741           3,573
             Securities available for sale                       8,824           8,824             8,760           8,760
             FHLB stock                                            373             373               458             458
             Loans receivable                                   44,987          46,218            39,850          40,771
             Accrued interest receivable                           319             319               419             419

             Financial Liabilities (000's omitted)
             ----------------------------------------
             Deposit liabilities                                58,156          58,829            44,735          44,680
             FHLB advances                                       3,225           3,353             7,597           7,774
             Accrued interest payable                               61              61                72              72
             Other liabilities                                     340             340               310             310

13.     Benefit Plans
        -------------

        Defined Contribution Plan
        -------------------------

        Employer contributions were $17,734 and $15,118 for 2001 and 2000, respectively.

        ESOP
        ----

        Effective upon conversion, an ESOP was established for all eligible employees. The ESOP used $303,880 of proceeds from a term loan from the Company to purchase 30,388 shares of Company common stock in the initial offering. The term loan from the Company to the ESOP, including interest, is payable in equal monthly installments through March 2008. The interest rate is 8.50% fixed for the term of the loan. The Bank is making contributions to the ESOP which are equal to the principal and interest payment required from the ESOP on the term loan. Unallocated shares purchased with the loan proceeds are pledged as collateral for the term loan and are held in a suspense account for future allocation among participants. Shares released from the suspense account are allocated among the participants on the basis of compensation. ESOP shares pledged as collateral are reported as common stock acquired by ESOP in the consolidated statements of financial condition. As shares are committed to be released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for basic net income per common share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings.

                                                    2001               2000
                                                 ----------         ----------

        Allocated shares                              9,114              6,076
        Unallocated shares                           21,274             24,312
                                                 ----------         ----------

        Total ESOP shares all unreleased             30,388             30,388
                                                 ==========         ==========
        Fair value of unreleased shares          $  334,268         $  234,030
                                                 ==========         ==========

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

13.     Benefit Plans (Continued)
        -------------

        Restricted Stock Plan (RSP)
        ---------------------------

        On April 16, 2000 the Bank established a RSP to provide both key employees and outside directors with a proprietary interest in the Company in a manner designed to encourage such person to remain with the Bank. A total of 15,194 restricted shares were purchased at an average market value of $10.48. Rights to a total of 10,631 shares were issued to the board of directors and two executive officers. The fair value of these shares will be charged to expense over the five years vesting period. During each of the years ended September 30, 2001 and 2000, 2,120 shares vested.

        The awards become fully vested upon termination of employment due to death or disability.

        Stock-based compensation plan
        -----------------------------

        The Company has a stock option plan that provides for the granting of non-qualified stock options. In April 1999, the Company issued 26,587 options at an exercise price of $10.63 per share to key Bank employees and non-employee members of its Board of Directors. The options vest ratably on the anniversary date over five years. The options expire ten years after the initial grant date. At September 30, 2001 and 2000, 10,635 and 7,976 options vested, respectively, and none were exercised.

        The Company in accordance with an election under generally accepted accounting principles for stock options has recorded no compensation cost for its stock options in the accompanying consolidated financial statements. Had compensation cost been determined based on the fair value at the grant dates for awards under the plan, the Company's net income and earnings per share would have been reduced to the proforma amounts disclosed below:

                                                    2001           2000
                                                 -----------    ----------

          Net income:
            As reported                          $   10,099     $  124,051
            Proforma                                    891        114,843
          Earnings per common share
            As reported                          $      .03     $      .36
             Proforma                                   .00            .34

        The fair values were determined using the Black-Scholes option pricing model with the following weighted average assumptions: 0% dividend yield, 5.88% risk free interest rate, 5 year expected life and 4.85% volatility.

14.     Net Income Per Common Share
        ---------------------------

        Basic net income per common share is calculated by dividing net income by the number of shares of common stock outstanding, less shares that have not been committed to be released. Diluted net income per share is calculated by adjusting the number of shares of common stock outstanding to include the effect of stock options, stock-based compensation grants and other securities, if dilutive, generally using the treasury stock method. The Company had no potentially dilutive securities for 2000.

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)



14.     Net Income Per Common Share (continued)
        ---------------------------------------

                                                        2001                                       2000
                                     ------------------------------------------- ----------------------------------------
                                                      Weighted        Per-                       Weighted       Per-
                                                      Average         Share                      Average        Share
                                        Income         Shares        Amount        Income         Shares       Amount
                                     -------------  ------------- -------------- ------------  ------------- ------------
          Net income available to
          Common Shareholders            $ 10,099        360,866                   $ 124,051        375,782
          ESOP shares, not
          committed to be released                       (21,274)                                   (24,312)
          RSP shares                                     (12,014)                                   (14,134)
                                     -------------  ------------- -------------- ------------  ------------- ------------
            Basic earnings per share       10,099        327,578     $    .03        124,051        337,336  $      .36
            Common stock
              equivalents                                    382
                                     -------------  ------------- -------------- ------------  ------------- ------------
            Diluted earnings
              Per share                  $ 10,099        327,960     $    .03      $ 124,051        337,336  $      .36
                                     =============  ============= ============== ============  ============= ============


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

        The Office of Thrift Supervision ("OTS") has prescribed capital requirements which include three separate measurements of capital adequacy: a leverage-ratio capital standard ("core"), a tangible capital standard and a risk-based capital standard (collectively known as the "Capital Rule"). The Capital Rule requires each savings institution to maintain tangible capital equal to at least 1.5% of its adjusted total assets and core capital equal to at least 4.0% of its adjusted total assets. The Capital Rule further requires each savings institution to maintain risk-based capital equal to at least 8.0% of its risk-weighted assets.

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

15.     Regulatory Capital Requirement  (Continued)
        ------------------------------------------

        The Bank at September 30, 2001 and 2000 meets the regulatory risk based capital, Tier 1 capital, core capital and tangible capital requirements as summarized below:

                                                                                             To Be    Well
                                                                                        Capitalized   Under
                                                                     For    Capital         Prompt    Corrective
                                        Actual                  Adequacy    Purposes        Action    Provisions
                                     -----------------------   ----------------------   -------------------------
                                      Amount       Ratio        Amount       Ratio        Amount        Ratio
                                     ----------  -----------   ----------   ---------   -----------   -----------
          As of September 30, 2001:
            Risk-based capital         $ 5,125        15.56      $ 2,635        8.00       $ 3,294         10.00
            Tier 1 capital               4,918        14.93          N/A         N/A         1,976          6.00
            Core capital                 4,918         7.34        2,680        4.00         3,350          5.00
            Tangible capital             4,918         7.34        1,005        1.50           N/A           N/A

          As of September 30, 2000:
            Risk-based capital           4,805        16.71        2,300        8.00         2,875         10.00
            Tier 1 capital               4,805        16.71          N/A         N/A         1,725          6.00
            Core capital                 4,805         8.31        2,312        4.00         2,890          5.00
            Tangible capital             4,805         8.31          867        1.50           N/A           N/A

        The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") imposes increased requirements on the operations of financial institutions and mandated the development of regulations designed to empower regulators to take prompt corrective action with respect to institutions that fall below certain capital standards. FDICIA stipulates that an institution with less than 4% core capital is deemed to be undercapitalized. Quantitative measures established by FDICIA to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of September 30, 2001, that the Bank meets all capital adequacy requirements to which it is subject.

        As of September 2001, the date of the most recent notification from the OTS, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain risk based capital, Tier I capital and core capital ratios of 10%, 6%, and 5%, respectively. There are no conditions existing or events which have occurred since notification that management believes have changed the Bank's category.

        Management believes that, under the current regulations, the Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Bank could adversely affect its future minimum capital requirements.

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


16.     Parent Only Financial Information
        ---------------------------------

        The earnings of the subsidiaries are recognized by Farnsworth using the equity method of accounting. Accordingly, the earnings of the subsidiaries are recorded as increases in Farnsworth's investment in subsidiaries. The following are the condensed financial statements for Farnsworth (parent company only) as of September 30, 2001 and 2000 and for the year then ended.

        Statement of Financial Condition               2001           2000
                                                  -------------   ------------
        Assets

        Cash                                      $    388,956    $    81,255
        Securities available for sale                                 481,500
        ESOP loan receivable                           212,716        243,104
        Investment in subsidiaries                   2,980,006      2,941,477
        Accrued interest receivable                                     7,784
        Other assets                                    33,608         19,155
                                                  -------------   ------------
        Total assets                              $  3,615,286    $ 3,774,275
                                                  =============   ============

        Liabilities

        Accrued expenses                          $     20,080    $    18,543
        Loan payable to the bank                                      170,625
                                                  -------------   ------------
        Total liabilities                               20,080        189,168

        Stockholders' equity                         3,595,206      3,585,107
                                                  -------------   ------------

        Total liabilities and                     $  3,615,286    $ 3,774,275
            stockholders' equity
                                                  =============   ============

                                                      2001         2000
                                                  -------------   ------------

         Income from subsidiaries                    $  38,529    $   134,155
         Interest income                                42,934         54,813
                                                  -------------   ------------
         Total income                                   81,463        188,968
                                                  -------------   ------------
         Meeting expenses                               14,857         17,682
         Stock transfer fees                             1,952          2,570
         Professional fees                              69,657         53,337
         Other expenses                                  8,184          4,193
                                                  -------------   ------------
         Total expenses                                 94,650         77,782
                                                  -------------   ------------

         (Loss) income before income taxes             (13,187)       111,186
         Income tax benefit                             23,286         12,865
                                                  -------------   ------------
         Net income                                  $  10,099    $   124,051
                                                  =============   ============

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

16.      Parent Only Financial Information (Continued)
         ---------------------------------

                                                                              2001                2000
                                                                         ---------------     ----------------
          Statement of Cash Flows

          Cash flows from operations activities:
            Net income                                                       $   10,099           $  124,051
            Adjustments to reconcile net income to net cash
               Used in operating activities:
             Increase in accrued expenses                                         1,537                4,229
             Equity in undistributed earnings of subsidiaries                   (38,529)            (134,155)
             Decrease in accrued interest receivable                              7,784                5,878
             Increase in other assets                                           (14,453)             (12,865)
                                                                         ---------------     ----------------
                         Net cash used in operating activities                  (33,562)             (12,862)
                                                                         ---------------     ----------------
          Cash flows from investing activities:
            Sale of investment                                                  481,500                    -
            Repayment of ESOP loan                                               30,388               37,985
                                                                         ---------------     ----------------
                          Net cash provided by investing activities             511,888               37,985
                                                                         ---------------     ----------------
          Cash flows from financing activities:
            Purchase of treasury stock                                                -             (185,172)
            Proceeds from (repayment of) loan from the Bank                    (170,625)             170,625
                                                                         ---------------     ----------------
                         Net cash used in financing activities                 (170,625)             (14,547)
                                                                         ---------------     ----------------
          Net increase in cash                                                  307,701               10,576
          Cash - beginning                                                       81,255               70,679
                                                                         ---------------     ----------------
          Cash - ending                                                       $ 388,956            $  81,255
                                                                         ===============     ================
          Supplement disclosure:
          Non cash item:
             Unrealized gain on securities available for
                Sale, net of deferred income taxes                            $      -             $     371
                                                                         ===============     ================

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

                               Board of Directors

          George G. Aaronson, Jr.                       G. Edward Koenig, Jr.
         Realtor - Falconer & Bell             President - E.J.Koenig, Inc. (petroleum
                                                 products/heating & air-conditioning)

              Charles E. Adams                             Edgar N. Peppler
 Retired - Florence Township Administrator         President - Peppler Funeral Home
              Joseph H. Kelly                         William H. Wainwright, Jr.
President - Kelly Enterprises (Investments)             Retired - Loan Officer

                                Gary N. Pelehaty
                      President and Chief Executive Officer

                                Director Emeritus
                                 Herman Gutstein

                               Executive Officers

            Gary N. Pelehaty                                   Charles Alessi
  President and Chief Executive Officer                Vice President, Chief Financial
                                                      Officer, Secretary and Treasurer

                                    Officers
            Elaine C. Denelsbeck                              Christopher Nunn
            Assistant Secretary                               Assistant Treasurer
                            ------------------------

      Local Counsel                               Independent Auditors
      Wells, Singer, Rubin & Musulin              Kronick Kalada Berdy & Co.
      6 East Park Street                          190 Lathrop Street
      Bordentown, New Jersey 08505                Kingston, Pennsylvania 18704

      Special Counsel                             Transfer Agent and Registrar
      Malizia Spidi & Fisch, PC                   Computer Share Investor Services
      1100 New York Avenue, N.W.                  1825 Lawrence Street, Suite 444
      Suite 340 West                              Denver, Colorado 80201
      Washington, D.C. 20005

------------------------
The Company's Annual Report on Form 10-KSB for the fiscal year ended September 30, 2001 is available without charge upon written request. For a copy of the Form 10-KSB, please write or call Mr. Charles Alessi, Vice President at the Company's Office. The Annual Meeting of Stockholders will be held on February 19, 2002 at 10:00 a.m. at the Days Inn, 1073 Route 206, Bordentown, New Jersey.


                                       12