Form 10KSB, Exhibit 13
period 2002-09-30
FARNSWORTH BANCORP INC
filed 2002-12-23
CIK 1063568

FARNSWORTH BANCORP, INC.
                       2002 ANNUAL REPORT TO STOCKHOLDERS

                            FARNSWORTH BANCORP, INC.
                               2002 ANNUAL REPORT



                                TABLE OF CONTENTS

                                                                           Page

Letter to Stockholders........................................................1

Corporate Profile.............................................................2

Stock Price Information.......................................................2

Selected Financial Ratios and Other Data......................................3

Management's Discussion and Analysis..........................................4

Independent Auditors' Report................................................F-1

Consolidated Statements of Financial Condition..............................F-2

Notes to Consolidated Financial Statements..................................F-6

Corporate Information........................................................12

                            FARNSWORTH BANCORP, INC.

To Our Stockholders:

         On behalf of our Board of Directors and employees, we are pleased to present our 2002 Annual Report to Stockholders. As you will see in the Annual Report, our net income increased significantly during fiscal 2002 due, in large part, to increased net interest income from core operations. As a result of our improved earnings and our continuing commitment to enhancing your value in our Company, the Board of Directors declared its first dividend of $.05 per share in October 2002. This was a big step in our evolution as a public company and we were very pleased to return some of our earnings to our stockholders this year. We expect to pay cash dividends on a semi-annual basis.

         For the fiscal year ended September 30, 2002, the Company earned $395,000 or $1.18 per share, as compared to $10,099 or $.03 per share for the fiscal year ended September 30, 2001. At September 30, 2002, the Company's assets totaled $83.2 million, as compared to $67.5 million at September 30, 2001. Stockholders' equity was $6.2 million or $17.15 per share at September 30, 2002, compared to $5.7 million or $15.70 per share at September 30, 2001. The increase in assets was primarily due to an increase in loans receivable, net.

         We expect to open our new Marlton branch office in early 2003, as well as adding interactive Internet banking.

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

Stock Price Information

The Company's common stock has been traded in the over the counter market on the OTC-Electronic Bulletin Board under the trading symbol of "FNSW" since it commenced trading on September 30, 1998. The following table reflects high and low bid prices as reported on www.nasdaq.com for the calendar quarters indicated. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

         Quarter Ended                    High              Low
         -------------                    ----              ---

         December 31, 2000               $10.125           $9.125
         March 31, 2001                  $11.25            $9.50
         June 30, 2001                   $12.60            $10.56
         September 30, 2001              $12.25            $11.00

         December 31, 2001               $12.30            $10.65
         March 31, 2002                  $13.00            $11.75
         June 30, 2002                   $15.30            $12.95
         September 30, 2002              $15.40            $13.65

The number of shareholders of record of common stock as of December 10, 2002, was approximately 388. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At December 10, 2002, there were 360,866 shares outstanding. There were no dividends paid by the Company during the fiscal year ended September 30, 2002. However, the Board of Directors did declare a cash dividend of $.05 per share subsequent to September 30, 2002, payable on November 14, 2002, to stockholders of record on November 4, 2002. The total amount of the dividend paid was approximately $18,000. The Company anticipates paying a cash dividend on a semi-annual basis.

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

                    Selected Financial Ratios and Other Data


                                                      At or For the Years Ended
                                                            September 30,
                                                      --------------------------
                                                        2002               2001
                                                       ------             -----
Return on average assets............................    5.25%              0.02%
Return on average equity............................    6.84               0.18
Average equity to average assets ratio..............    7.68               9.02
Equity to assets at period end......................    7.44               8.39
Net interest rate spread............................    3.59               2.60
Net yield on average interest-earning assets........    3.86               3.08
Non-performing loans to total assets................    0.17               0.03
Allowance for loan loss to total loans..............    0.48               0.46

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

NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point ("bp") change in market interest rates. A resulting change in NPV of more than 2% of the estimated present value of total assets ("PV") will require the institution to deduct from its capital 50% of that excess change. The rules provide that the OTS will calculate the IRR component quarterly for each institution. Based on the Bank's asset size and risk-based capital, the Bank has been informed by the OTS that it is exempt from this rule. Nevertheless, the following table presents the Bank's NPV at September 30, 2002, as calculated by the OTS, based on quarterly information voluntarily provided to the OTS.


        Changes
       In Market          Net Portfolio Value
       ---------          --------------------
    Interest Rates        $ Amount    $ Change   % Change         NPV Ratio(1)
    --------------        --------    --------   ---------       -------------
   (basis points)(2)     (Dollars in thousands)
         +300              5,163       -5,472       -51%             6.29%
         +200              7,153       -3,482       -33%             8.47%
         +100              9,109       -1,526       -14%            10.50%
            0             10,635            -         -             12.00%
         -100             11,459          824        +8%            12.75%

-------------
(1)  Calculated as the estimated NPV divided by present value of total assets.
(2) the -200bp and -300bp scenarios are not shown due to the current low interest rate environment.

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

         The Bank's Board of Directors review the Bank's asset and liability policies on a quarterly basis. The Board meets quarterly to review interest rate risk and trends, as well as liquidity and capital ratios and requirements. Management administers the policies and determinations of the Board of Directors with respect to the Bank's asset and liability goals and strategies. The Bank expects that its asset and liability policies and strategies will continue as described so long as competitive and regulatory conditions in the financial institution industry and market interest rates continue as they have in recent years.

Financial Condition

         Total assets increased $15.7 million or 23.3% to $83.2 million at September 30, 2002 from $67.5 million at September 30, 2001. The increase was primarily attributable to a $13.0 million increase in the Bank's loans receivable, net, a $2.9 million increase in available for sale securities and a $600,000 increase in equipment, partially offset by a $100,000 decrease in cash and due from banks and a decrease of $1.0 million in held-to-maturity investment securities. The Bank's total liabilities increased $15.1 million or 24.4% to $77.0 million at September 30, 2002 from $61.9 million at September 30, 2001. The increase was primarily attributable to a $17.1 million increase in deposits, offset by a $2.1 million decrease in FHLB advances. Deposits increased primarily due to stock market conditions and the resulting shift of investments into certificates of deposit and savings accounts. The increase in loans receivable was due to greater marketing and increased demand in the Bank's primary market area. The Bank has increased its commercial real estate loan portfolio in recent periods.

         Stockholders' equity was $6.2 million or 7.4% of total assets at September 30, 2002, as compared to $5.7 million or 8.4% of total assets at September 30, 2001. The increase was due primarily to increased net income.

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

                                                                               Year Ended September 30,
                                                      -------------------------------------------------------------------------
                                                                  2002                                    2001
                                                      ----------------------------------      ---------------------------------
                                                                                Average                                 Average
                                                      Average                    Yield/       Average                    Yield/
                                                      Balance      Interest       Cost        Balance     Interest        Cost
                                                      -------      --------      ------       -------     --------       -----
                                                                                (Dollars in thousands)

Interest-earning assets:
    Loans receivable(1).........................      $53,258       $3,976         7.46%      $42,202      $3,238          7.67%
    Investment securities(2)....................       18,778          865         4.61        16,157         872          5.40
                                                      -------       ------         ----       -------      ------          ----
        Total interest-earning assets...........       72,036        4,841         6.72        58,359       4,110          7.04
Noninterest-earning assets......................        3,134           --                      2,629          --
                                                      -------       ------                    -------      ------
        Total assets............................      $75,170       $4,841                    $60,988      $4,110
                                                      =======       ======                    =======      ======
Interest-bearing liabilities:
    NOW accounts................................      $ 9,457        $  96         1.01      $  7,365       $ 100          1.36
    Savings accounts............................       13,191          288         2.18         8,119         192          2.36
    Money market accounts.......................        2,451           55         2.24         2,451          63          2.57
    Certificates of deposit.....................       39,013        1,508         3.87        29,424       1,647          5.60
    FHLB - Advances.............................        1,780          114         6.40         4,677         311          6.65
                                                      -------       ------         ----       -------      ------          ----
        Total interest-bearing liabilities......       65,892        2,061         3.13        52,036       2,313          4.44
                                                                                   ----                                    ----
Noninterest-bearing liabilities.................        3,506                                   3,448
                                                       ------                                  ------
        Total liabilities.......................       69,398                                  55,484
                                                      -------                                  ------
Stockholders' equity............................        5,772                                   5,504
                                                       ------                                  ------
        Total liabilities and
        stockholders' equity....................      $75,170       $2,061                    $60,988      $2,313
                                                      =======       ======                    =======      ======
Net interest income.............................                    $2,780                                 $1,797
                                                                    ======                                 ======
Interest rate spread(3).........................                                   3.59%                                   2.60%
                                                                                   ====                                    ====
Net yield on interest-earning assets(4).........                                   3.86%                                   3.08%
                                                                                   ====                                    ====
Ratio of average interest-earning assets
    to average interest-bearing liabilities.....                                 109.54%                                 112.22%
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


                                                 Year Ended September 30,
                                                        2002 vs 2001
                                           -----------------------------------
                                                     Increase (Decrease)
                                                          Due to
                                                               Rate/
                                           -----------------------------------
                                           Volume      Rate    Volume      Net
                                           ------      ----    ------      ---
                                                     (In thousands)
Interest income:
    Loans receivable ...................    $ 848     $ (87)    $ (23)    $ 738
    Investment securities ..............       97       (57)      (47)       (7)
                                            -----     -----     -----     -----
        Total interest income ..........    $ 945     $(144)    $ (70)    $ 731
                                            =====     =====     =====     =====

Interest expense:
    NOW accounts .......................    $  27     $ (27)    $  (4)    $  (4)
    Savings account ....................      120       (14)      (10)       96
    Money market accounts ..............       --        (8)       --        (8)
    Certificates of deposits ...........      537      (674)       (2)     (139)
    FHLB advances ......................     (193)      (11)        7      (197)
                                            -----     -----     -----     -----
        Total interest expense .........    $ 491     $(734)    $  (9)    $(252)
                                            =====     =====     =====     =====

Change in net interest income ..........    $ 454     $ 590     $ (61)    $ 983
                                            =====     =====     =====     =====

Results of Operations

         Net Income. The Bank's net income increased $385,000 for the year ended September 30, 2002, to $395,000 from $10,000 for the year ended September 30, 2001. This increase was primarily attributable to increased net interest income of $983,000 and an increase in noninterest income of $28,000, partially offset by an increase in noninterest expense of $339,000 and an increase in income taxes of $214,000.

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

         Net interest income after provision for loan losses increased $908,000 or 51.7%, to $2.7 million for the year ended September 30, 2002. This increase was primarily due to an increase in interest on loans of $737,000 coupled with a decrease in interest on deposits of $55,000 and a decrease in interest on FHLB advances of $197,000, partially offset by an increase in the provision for loan losses of $75,000 and a decrease in interest on investments of $6,000.

         The increase in the average balance of interest-earning assets of $13.6 million primarily reflects increases of approximately $11.1 million in the Bank's average balance of loans and $2.6 million in the average balance of securities.

         The increase in average interest-bearing liabilities of $13.8 million reflects increases of $2.0 million in the Bank's average balance of interest-bearing NOW accounts and $14.7 million in the average balance of savings, money market and certificates of deposit, partially offset by a decrease of $2.9 million in the average balance of FHLB borrowings.

         Provision for Loan Losses. Provision for loan losses was $116,000 for the year ended September 30, 2002, as compared to $41,000 for the year ended September 30, 2001. The provision is established to adjust the balance of the allowance for loan losses to a level management feels is appropriate based on the risk characteristics of the loan portfolio.

         Management believes the allowance for loan losses is at a level that is adequate to provide for estimated losses. However, there can be no assurance that further additions will not be made to the allowance and that such losses will not exceed the estimated amount.

         Noninterest Income. Noninterest income increased $28,000 or 8.9% from $316,000 for the year ended September 30, 2001 to $344,000 for 2002. This increase in the Bank's noninterest income was due to an increase in fees and other service charges of $47,000 offset by a decrease in the net realized gains on the sale of available for sale securities of $19,000.

         Noninterest Expense. Noninterest expense increased $339,000 or 16.1% from $2.1 million for the year ended September 30, 2001, to $2.4 million for 2002. The increase in the Bank's noninterest expense was due to a $4,000 increase in the Bank's occupancy and equipment expense, a $56,000 increase in other noninterest expense, an increase of $277,000 in the Bank's compensation and benefits and an increase of $2,000 in the Bank's federal insurance premiums. The category of non-interest expense described as "Other" is comprised of expenses related to advertising, fees charged by banks, loan processing fees, NOW expenses, costs related to supplies and various professional fees. The highest of these expenses was $95,000 for bank processing fees. The increase in compensation and benefits expense was due in part to additional personnel required to support the Bank's growth.

         Income Tax Expense. Income tax expense increased $214,000 from $4,000 for the year ended September 30, 2001 to $218,000 for 2002. This increase in income tax expense is due to the increase in net taxable earnings of the Bank. The Bank's effective tax rate was 35.6% and 28.5% for the years ended September 30, 2002 and 2001, respectively.

Liquidity and Capital Resources

         The Bank is required to maintain adequate levels of liquid assets for its safe and sound operation.

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

         Net cash provided by the Bank's operating activities (the cash effects of transactions that enter into the Bank's determination of net income e.g., non-cash items, amortization and depreciation, provision for loan losses) for the year ended September 30, 2002 totaled $611,000, an increase of $385,000 as compared to 2001.

         Net cash used by the Bank's investing activities (i.e., cash disbursements, primarily for the purchase of the Bank's investment securities and mortgage-backed securities portfolios and the Bank's loan portfolio) for the year ended September 30, 2002, totaled $15.7 million, an increase of $12.5 million. The increase in cash used was primarily attributable to funding net loan growth of $13.1 million in 2002 as compared to $5.3 million in 2001 as well as net purchases of available for sale investment securities in 2002 of $2.8 million. Additionally uses of cash were to purchase premises and equipment of $751,000 and purchase of Federal Home Loan Bank stock of $127,000. The use of cash was partially offset by paydowns and maturities of held-to-maturity investment securities of $900,000 in 2002.

         Net cash provided in the Bank's financing activities (i.e., cash receipts primarily from net proceeds from stock issuance and from net increases in deposits and net increases in FHLB advances) for the year ended September 30, 2002 totaled $15.0 million, an increase of $6.0 million as compared to the year ended September 30, 2001. This increase in cash was primarily attributable to increased deposits of $17.1 million offset by repayment of FHLB advances of $2.1 million, net of advances.

         Approximately $34.9 million of the Bank's time deposits mature within the next 12 months. The Bank expects such deposits to be renewed at market rates. In addition to this source of continuing funding, the Bank has total borrowing capacity of 25% of total assets through the FHLB of New York.

[LOGO]                                                 Officers/Shareholders
KKB     Kronick
        Kalada                                         Donald M. Kronick, CPA
        Berdy & Co.                                    Joseph J. Kalada, CPA
        A Professional Corporation                     Paul Berdy, CPA
                                                       William R. Lazor, CPA/PFS
Certified Public Accountants                           Deborah A. Eastwood, CPA
                                                       Kevin R. Foley, CPA
                                                       William Fromel, CPA
                                                       Mario Ercolani, CPA



                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------





To the Board of Directors
Farnsworth Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of Farnsworth Bancorp, Inc. and Subsidiaries as of September 30, 2002 and 2001, and the related consolidated statements of income and comprehensive income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Farnsworth Bancorp, Inc. and Subsidiaries at September 30, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



Kronick Kalada Berdy & Co.


Kingston, Pennsylvania
October 28, 2002

REPLY TO:  190 Lathrop Street - Kingston, PA 18704 - (570) 283-2727 - (570) 283-1670 Telefax
--------------------------------------------------------------------------------------------

                101 West Broad Street                   24 N. Seventh Street
                 Hazleton, PA 18201                     Stroudsburg, PA 18360
                  (570) 459-1373                           (570) 420-9500

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                          September 30, 2002 and 2001

                           ASSETS                                        2002            2001
                           ------                                   ------------    ------------
Cash and due from banks                                             $  9,161,801    $  9,282,084
Securities available for sale                                         11,710,884       8,824,145
Securities held to maturity (fair value $1,186,158 and $2,105,955
  at September 30, 2002 and 2001, respectively)                        1,147,300       2,058,245

Loans receivable                                                      58,306,218      45,194,076
     less allowance for loan losses                                      280,000         207,000
                                                                    ------------    ------------
                                                                      58,026,218      44,987,076

Accrued interest receivable                                              390,459         318,685
Federal Home Loan Bank of New York stock at
  cost, substantially restricted                                         499,800         372,600
Premises and equipment                                                 2,117,790       1,481,675
Prepaid income taxes                                                          --          15,292
Real estate owned                                                             --         130,292
Other assets                                                              99,447          58,642
                                                                    ------------    ------------

Total assets                                                        $ 83,153,699    $ 67,528,736
                                                                    ============    ============

                       LIABILITIES AND STOCKHOLDERS' EQUITY
                       ------------------------------------

Deposits:
   Noninterest bearing                                              $  2,702,286    $  2,752,941
   Interest bearing                                                   72,586,701      55,403,494
Federal Home Loan Bank advances                                        1,094,474       3,224,606
Advances by borrowers for taxes and insurance                            255,953         240,168
Accrued income taxes                                                      87,911              --
Deferred income taxes                                                     71,002          80,781
Accrued interest payable                                                  35,984          61,009
Accounts payable and other accrued expenses                              132,228         100,297
                                                                    ------------    ------------

Total liabilities                                                     76,966,539      61,863,296
                                                                    ------------    ------------

Preferred stock $.10 par value, 1,000,000 shares
  authorized;  none issued and outstanding
Common stock $.10 par value,  5,000,000 shares
  authorized; 379,858 shares issued; shares
  outstanding 360,866                                                     37,985          37,985
Additional paid in capital                                             3,396,262       3,396,262
Treasury stock at cost, 18,992 shares                                   (185,172)       (185,172)
Retained earnings substantially restricted                             2,980,935       2,585,704
Common stock acquired by employee stock
  ownership plan (ESOP)                                                 (174,414)       (204,774)
Common stock acquired by restricted stock
  plans (RSPs)                                                           (54,765)       (105,444)
Accumulated other comprehensive income, unrealized
  appreciation on available for sale securities,
  net of income taxes                                                    186,329         140,879
                                                                    ------------    ------------

Total stockholders' equity                                             6,187,160       5,665,440
                                                                    ------------    ------------

Total liabilities and stockholders' equity                          $ 83,153,699    $ 67,528,736
                                                                    ============    ============

                  The accompanying notes are an integral part
                   of these consolidated financial statements.

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

                 For the Years Ended September 30, 2002 and 2001

                                                                                    2002           2001
                                                                                -----------    -----------
Interest income:
  Loans receivable                                                              $ 3,975,688    $ 3,238,476
  Investments                                                                       865,143        871,699
                                                                                -----------    -----------

      Total interest income                                                       4,840,831      4,110,175
                                                                                -----------    -----------

Interest expense:
  Deposits                                                                        1,946,940      2,002,141
  Federal Home Loan Bank advances                                                   113,651        310,773
                                                                                -----------    -----------

      Total interest expense                                                      2,060,591      2,312,914
                                                                                -----------    -----------

      Net interest income                                                         2,780,240      1,797,261
Provision for loan losses                                                           115,849         41,369
                                                                                -----------    -----------

      Net interest income after provision
        for loan losses                                                           2,664,391      1,755,892
                                                                                -----------    -----------

Noninterest income:
  Fees and other service charges                                                    285,567        237,743
  Net realized gains on sale of available for sale
    securities                                                                       58,836         77,920
                                                                                -----------    -----------

      Total noninterest income                                                      344,403        315,663
                                                                                -----------    -----------
Noninterest expense:
  Compensation and benefits                                                       1,279,154      1,002,433
  Occupancy and equipment                                                           486,831        482,569
  Federal insurance premiums and assessments                                         10,605          8,833
  Other                                                                             619,129        563,308
                                                                                -----------    -----------

      Total noninterest expense                                                   2,395,719      2,057,143
                                                                                -----------    -----------

Income before provision for income taxes                                            613,075         14,412

Provision for income taxes                                                          217,844          4,313
                                                                                -----------    -----------

      Net income                                                                    395,231         10,099

Other comprehensive income
  Unrealized gain on securities available for sale, arising during
     the period, net of taxes of  $53,185, 2002; $124,668, 2001                      84,286        273,552
  Reclassification adjustment , net of taxes of $20,000, 2002; $26,000, 2001        (38,836)       (51,920)
                                                                                -----------    -----------
      Comprehensive income                                                      $   440,681    $   231,731
                                                                                ===========    ===========
Net income per common shares:
   Basic                                                                        $      1.18    $      0.03
                                                                                ===========    ===========
   Diluted                                                                      $      1.16    $      0.03
                                                                                ===========    ===========

Weighted average number of shares outstanding during the year
   Basic                                                                            335,450        327,578
                                                                                ===========    ===========
   Diluted                                                                          340,539        327,960
                                                                                ===========    ===========

                  The accompanying notes are an integral part
                   of these consolidated financial statements.

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                 For the Years Ended September 30, 2002 and 2001

                                                               Retained      Common       Common     Appreciation          Total
                                       Additional              Earnings      Stock        Stock    (Depreciation) on       Stock-
                              Common     Paid in    Treasury Substantially  Acquired     Acquired  Securities Available    holders'
                               Stock     Capital     Stock    Restricted    By ESOP      By RSPs   for Sale, Net of Tax    Equity
                             --------- ----------- ---------- -----------  -----------  ---------- ---------------------------------
Balance at
  September 30, 2000         $ 37,985  $3,396,262  $(185,172) $2,575,605   $ (235,154)  $(127,764)      $ (80,753)      $ 5,381,009

Net income for the year
  ended September 30, 2001          -           -                 10,099            -                           -            10,099

RSP shares allocated                -           -                      -            -      22,320               -            22,320
ESOP shares allocated                                                          30,380           -               -            30,380
Unrealized appreciation
  on securities available
  for sale, net of tax              -           -                      -            -           -         221,632           221,632
                             --------- ----------- ---------- -----------  -----------  ---------- ---------------   ---------------


Balance at
  September 30, 2001           37,985   3,396,262   (185,172)  2,585,704     (204,774)   (105,444)        140,879         5,665,440

Net income for the year
  ended September 30, 2002          -           -                395,231            -                           -           395,231

RSP shares allocated                -           -                      -            -      50,679               -            50,679
ESOP shares allocated               -           -          -           -       30,360           -               -            30,360
Unrealized appreciation
  on securities available
  for sale, net of tax              -           -                      -            -           -          45,450            45,450
                             --------- ----------- ---------- -----------  -----------  ---------- ---------------   ---------------

Balance at
  September 30, 2002         $ 37,985  $3,396,262  $(185,172) $2,980,935   $ (174,414)  $ (54,765)      $ 186,329       $ 6,187,160
                             ========= =========== ========== ===========  ===========  ========== ===============   ===============

                  The accompanying notes are an integral part
                   of these consolidated financial statements.

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                 For the Years Ended September 30, 2002 and 2001


                                                                    2002            2001
                                                                ------------    ------------
Cash flows from operating activities:
  Net income                                                    $    395,231    $     10,099
                                                                ------------    ------------

Adjustments to reconcile net income to net cash
  provided  by  operating activities:
    Depreciation                                                     114,625          98,916
    Provision for loan losses                                        115,849          41,369
    Net gain on sale of investments and assets                       (57,195)        (77,920)
    Stock compensation                                                81,039          52,700
    (Increase) decrease in accrued interest receivable               (71,774)        100,774
    (Increase) decrease in other assets                              (40,805)          1,952
    Increase in income taxes                                          67,517           7,187
    Decrease in accrued interest payable                             (25,025)        (11,483)
    Increase in accounts payable
      and other accrued liabilities                                   31,931           2,999
                                                                ------------    ------------
          Total adjustments                                          216,162         216,494
                                                                ------------    ------------
          Net cash provided by operations                            611,393         226,593
                                                                ------------    ------------
Cash flows from investing activities:
  Net increase in loans receivable                              (13,083,288)     (5,308,667)
  Redemption and principal payments of
     held to maturity securities                                    910,945         552,833
  Purchase of held to maturity securities                                --      (1,143,538)
  Purchase of available for sale securities                     (14,505,217)    (30,338,035)
  Proceeds from sale of available for sale securities            11,748,671      32,971,984
  Proceeds from sale of real estate owned                            56,948              --
  Purchase of Federal Home Loan Bank stock                         (127,200)             --
  Redemption of Federal Home Loan Bank stock                             --          85,200
  Purchase of premises and equipment                               (750,740)         (4,617)
                                                                ------------    ------------

          Net cash used in investing activities                 (15,749,881)     (3,184,840)
                                                                ------------    ------------

Cash flows from financing activities:
  Increase in deposits                                            17,132,552      13,421,800
  Federal Home Loan Bank advances                                         --      36,501,488
  Federal Home Loan Bank advances, repayments                     (2,130,132)    (40,874,168)
  Increase in advances by borrowers                                   15,785          27,866
                                                                ------------    ------------

          Net cash provided by financing activities               15,018,205       9,076,986
                                                                ------------    ------------

Net increase (decrease) in cash and due from banks                  (120,283)      6,118,739

Cash and due from banks at beginning of year                       9,282,084       3,163,345
                                                                ------------    ------------
Cash and due from banks at end of year                          $  9,161,801    $  9,282,084
                                                                ============    ============
Supplement disclosure:
  Cash paid during the period for:
    Interest                                                    $  2,085,616    $  2,324,397
                                                                ============    ============
    Income taxes                                                $    150,000    $      1,013
                                                                ============    ============
Non cash items:
   Unrealized gain on securities available for
      sale, net of deferred income taxes                        $     45,450    $    221,632
                                                                ============    ============
   Acquisition of real estate in settlement of loans            $     41,797    $    130,292
                                                                ============    ============
   Issuance of loans in settlement of real estate owned         $    113,500    $         --
                                                                ============    ============
   Transfer of held-to-maturity securities to
      available-for-sale portfolio                              $         --    $  2,273,966
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

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Operations and Summary of Significant Accounting Policies
       ---------------------------------------------------------

        Basis of Financial Statement Presentation
        -----------------------------------------

        The consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America, include the accounts of Farnsworth Bancorp, Inc. and its wholly owned subsidiaries, Peoples Savings Bank (the "Bank") and Peoples Financial Services, Inc. ("PFS"). All significant intercompany accounts and transactions have been eliminated in consolidation. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statements of financial condition and the reported amounts of revenues and expenses for the reporting periods. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant changes in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate (real estate owned) and the assessment of prepayment risks associated with mortgage-backed securities. Management believes that the allowance for loan losses is adequate, foreclosed real estate is appropriately valued and prepayment risks associated with mortgage-backed securities are properly recognized. While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowance for loan losses or further writedowns of foreclosed real estate may be necessary based on changes in economic conditions in the market area. Additionally, assessments of prepayment risks related to mortgage-backed securities are based upon current market conditions, which are subject to frequent change.

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

        Nature of Operations
        --------------------

        The Bank, which operates three branches in Burlington County, New Jersey, offers customary banking services, including accepting of checking, savings and time deposits and the making of commercial, real estate and consumer loans, to customers who are predominantly small and middle-market businesses and middle-income individuals. The Bank is expecting to open a fourth branch in January 2003. PFS provides securities brokerage and investment advisory services and products to customers of the Bank. Farnsworth is a non- operating holding company.

        Concentration of Risk
        ---------------------

        The Bank's lending and real estate activity is concentrated in loans secured by real estate located in the State of New Jersey. The Bank's loan portfolio is predominantly made up first mortgage loans and loans secured by real estate in Burlington County. In general, the Bank's loan portfolio performance is dependent upon the local economic conditions.

        Interest-rate Risk
        ------------------

        The Bank is principally engaged in the business of attracting deposits from the general public and using these deposits to make loans secured by real estate and, to a lesser extent, consumer loans and to purchase investment securities. The potential for interest-rate risk exists as a result of the shorter duration of the Bank's interest-sensitive liabilities compared to the generally longer duration of interest-sensitive assets. In a rising interest rate environment, interest sensitive liabilities will reprice faster than interest sensitive assets, thereby reducing net interest income and increases in interest rates will also reduce the market value of long-term assets. For these reasons, management regularly monitors the maturity structure of the Bank's assets and liabilities in order to measure its level of interest-rate risk and to plan for future volatility.

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

        Unrealized holding gains and losses, net of tax, on securities available for sale are excluded from earnings and reported as other comprehensive income.

        Gains and losses on the sale of securities available for sale are determined using the specific-identification method.

        Loans Receivable
        ----------------

        Loans receivable that management has the intent and ability to hold until maturity or pay-off are reported at their outstanding principal balances adjusted for the allowance for loan losses, and any deferred fees or costs on originated loans.

        Loan  origination  fees  and  certain  direct   origination   costs  are
        capitalized and recognized as an adjustment of the yield over the contractual life of the loan, using the interest method.

        Loans classified as impaired, if any, are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A loan evaluated for impairment is deemed to be impaired when based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. All loans identified as impaired are evaluated independently. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. No loans were identified as impaired as of September 30, 2002 and 2001, respectively, or for the years then ended.

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

        Reclassifications
        -----------------

        Certain amounts in the 2001 financial statements have been reclassified to conform to the 2002 presentation.

2.      Stockholders' Equity
        --------------------

        On March 2, 1998, the Board of Directors of the Bank adopted a Plan of Conversion, pursuant to which the Bank converted from a federally chartered mutual savings bank to a federally chartered stock savings bank, with the concurrent formation of a holding company.

        At the time of the conversion, the Bank, in order to grant priority to eligible depositors in the event of future liquidation, established a liquidation account of $2,225,315, an amount equal to its total net worth as of June 30, 1998, the date of the latest statement of financial condition appearing in the final prospectus. The liquidation account will be maintained for the benefit of eligible account holders who continue to maintain their accounts at the bank after the conversion. The liquidation account reduces to the extent that eligible account holders have reduced their qualifying deposits. Subsequent increases in the deposit account will not restore an eligible account holder's interest in the liquidation account. In the unlikely event of a complete liquidation, each eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the account holder's current adjusted qualifying balances. The balance of the liquidation account on September 30, 2002 and 2001 has not been determined.

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

2.      Stockholders' Equity (Continued)
        --------------------

        The ability of Farnsworth Bancorp, Inc. to pay dividends to stockholders is dependent upon the receipt of dividends from the Bank. The Bank may not declare or pay any dividend on or repurchase any of its capital stock if the effect thereof would cause its net worth to be reduced below: (1) the amount required for the liquidation account, or (2) the net worth requirements contained in section 563.13 (b) of the rules and regulation of the Office of Thrift Supervision (the "OTS").

3.      Held to Maturity and Available for Sale Securities
        --------------------------------------------------

        The carrying amounts and fair values of these investments at September 30, 2002 and 2001 are summarized as follows:

                                                               September 30, 2002
                                              --------------------------------------------- ---------------
                                                                  Gross        Unrealized
                                                 Carrying      ----------------------------     Fair
Held to maturity:                                 Value           Gains          Losses         Value
                                              ---------------  ------------   ------------- ---------------
    Mortgage backed securities                    $1,147,300      $ 38,928            $ 70     $ 1,186,158
                                              ===============  ============   ============= ===============


                                                               September 30, 2001
                                              --------------------------------------------- ---------------
                                                                  Gross        Unrealized
                                                 Carrying      ----------------------------     Fair
Held to maturity:                                 Value           Gains          Losses         Value
                                              ---------------  ------------   ------------- ---------------
    Mortgage backed securities                    $2,058,245      $ 47,848           $ 138     $ 2,105,955
                                              ===============  ============   ============= ===============


                                                               September 30, 2002
                                              --------------------------------------------- ---------------
                                                                  Gross        Unrealized
                                                 Carrying      ----------------------------     Fair
                                                  Value           Gains          Losses         Value
                                              ---------------  ------------   ------------- ---------------
Available for sale securities:
  U.S. Government and agency securities           $3,500,000      $ 13,924        $ 16,880     $ 3,497,044
  Corporate bonds                                  1,917,358        67,912          28,235       1,957,035
  Mortgage backed securities                       6,000,195       200,710               -       6,200,905
                                              ---------------  ------------   ------------- ---------------
     Total debt securities                        11,417,553       282,546          45,115      11,654,984
  Equity securities                                    1,243        54,657               -          55,900
                                              ---------------  ------------   ------------- ---------------

                                                 $11,418,796     $ 337,203        $ 45,115    $ 11,710,884
                                              ===============  ============   ============= ===============

                                                               September 30, 2001
                                              --------------------------------------------- ---------------
                                                                  Gross        Unrealized
                                                 Carrying      ----------------------------     Fair
                                                  Value           Gains          Losses         Value
                                              ---------------  ------------   ------------- ---------------
Available for sale:
  U.S. Government and agency securities           $1,749,754      $ 41,871         $ 1,250     $ 1,790,375
  Municipal securities                                99,387        16,113               -         115,500
  Corporate bonds                                  1,413,310             -           7,498       1,405,812
  Mortgage backed securities                       5,340,327       107,131               -       5,447,458
                                              ---------------  ------------   ------------- ---------------
     Total debt securities                         8,602,778       165,115           8,748       8,759,145
  Equity securities                                    1,243        63,757               -          65,000
                                              ---------------  ------------   ------------- ---------------

                                                  $8,604,021     $ 228,872         $ 8,748      $8,824,145
                                              ===============  ============   ============= ===============

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

3.       Held to Maturity and Available for Sale Securities (Continued)
         --------------------------------------------------

      The schedule of maturities of available for sale securities, debt securities at September 30, 2002 is as follows:

                                                  Amortized           Fair
                                                     Cost             Value
                                                -------------     ------------

             Due in one year or less            $          -      $         -
             Due after one to five years             500,000          506,735
             Due after five to ten years                   -                -
             Due after ten years                   4,917,358        4,947,344
                                                -------------     ------------
                                                   5,417,358        5,454,079
             Mortgage backed securities            6,000,195        6,200,905
                                                -------------     ------------
                                                $ 11,417,553      $11,654,984
                                                =============     ============


      There is no schedule of maturities for mortgage backed securities because these investments are subject to prepayment. On October 1, 2000, the Bank adopted Statement of Financial Accounting Standard No. 133 "Accounting for Derivative Instruments and Hedging Activities." In accordance with FASB 133, the Bank transferred $2,273,966 of its held-to-maturity portfolio to available sale. The unrealized loss of $80,332 on the held-to-maturity securities that were transferred to available-for-sale was reported in accumulated other comprehensive income.

      Mortgage-backed securities with a carrying value and fair value of $2,314,133 and $2,385,919 at September 30, 2002 and $261,423 and $263,033
      at September 30, 2001 are pledged as security for deposits of governmental entities under the provisions of the Governmental Unit Deposit Protection Act.

4.    Loans Receivable
      ----------------

      Loans receivable are summarized as follows:

                                                       2002            2001
                                                   ------------    ------------
     First mortgage loans
         Secured by one to four family residence   $ 34,184,915    $ 27,680,636
         Construction loans                           1,233,301         826,697
         Commercial real estate                      12,364,600       6,952,000
                                                   ------------    ------------
                                                     47,782,816      35,459,333
                                                   ------------    ------------
       Less:
         Loans in process - real estate                (473,057)       (102,833)
         Deferred loan origination fees net of
           Costs of $120,268 and $105,499              (338,803)       (248,199)
                                                   ------------    ------------
     Total first mortgage loans                      46,970,956      35,108,301
                                                   ------------    ------------

     Consumer and other loans:
         Home equity                                 10,004,090       9,416,542
         Personal loans                                 268,729         286,844
         Loans secured by savings                       119,961         172,404
         Commercial business loans                       99,695         151,855
         Automobile                                     842,787          58,130
                                                   ------------    ------------
     Total consumer and other loans                  11,335,262      10,085,775
                                                   ------------    ------------
     Total loans                                     58,306,218      45,194,076
     Less allowance for loan losses                    (280,000)       (207,000)
                                                   ------------    ------------
                                                   $ 58,026,218    $ 44,987,076
                                                   ============    ============

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

4.    Loans Receivable (continued)
      ----------------

      At September 30, 2002 and 2001, nonaccrual loans for which interest had been discontinued totaled approximately $-0- and $125,000, respectively. Interest income actually recognized is summarized as follows:

                                                      2002             2001
                                                   ----------      ----------
            Interest income that would have
              been recognized                      $        -      $    8,039
            Income recognized                               -          (7,687)
                                                   ----------      ----------

            Interest income foregone               $        -      $      352
                                                   ==========      ==========


      An analysis of the change in the allowance for loan losses:

                                                      2002            2001
                                                    ---------       ---------
Allowance for loan losses:
      Beginning of year                             $ 207,000       $ 186,000
      Additional provisions                           115,849          41,369
      Charge offs                                     (42,849)        (20,369)
                                                   ----------       ---------

                                                    $ 280,000       $ 207,000
                                                    =========       =========

        The activity with respect to loans to directors, officers and associates of such persons is summarized as follows:

Beginning of year                                   $ 600,569      $ 634,071
Loans originated                                      261,576         89,739
Collection of principal                              (287,414)      (123,241)
                                                    ----------     ----------

End of year                                         $ 574,731      $ 600,569
                                                    ==========     ==========


        All loans to directors, officers and associates of such persons are collateralized by deposits and/or real estate.

5.      Servicing
        ---------

        Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage and other loans serviced for others were $2,526,254 and $-0- at September 30, 2002 and 2001, respectively.

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

6.      Accrued Interest Receivable
        ---------------------------

        Accrued interest receivable is summarized as follows:

                                                          2002         2001
                                                        ---------    ---------

        Loans receivable                                $ 321,810    $ 259,136
        Mortgage backed securities                         35,198       38,922
        Other securities                                   33,451       20,627
                                                        ---------    ---------
                                                        $ 390,459    $ 318,685
                                                        =========    =========
7.      Premises and Equipment
        ----------------------

        Premises and equipment are summarized by major classification as follows:

                                                  2002             2001       Useful lives
                                               -----------      ----------- ---------------

         Land                                  $  125,553       $  125,553
         Office building (Bordentown)           1,358,175        1,355,912   25 to 40 years
         Office building (Florence)                53,032           53,032   25 to 40 years
         Office building (Mount Laurel))          671,296           36,376   25 to 40 years
         Furniture, fixtures and equipment        633,246          566,514    5 to 7 years
         Construction in progress (Marlton)        48,501
                                               -----------      -----------
                                                2,889,803        2,137,387
         Less accumulated depreciation            772,013          655,712
                                               -----------      -----------
                                               $2,117,790       $1,481,675
                                               ===========      ===========

        Depreciation charged to operations was $114,625 and $98,916 for the years ended 2002 and 2001, respectively. The Bank leases a building and is currently renovating the leased space as a branch, which it anticipates to open in the second quarter of fiscal year 2003. Total renovation costs are estimated to approximate $200,000, of which $48,501 has been incurred as of September 30, 2002. This lease is included in footnote 12.

8.      Deposits
        --------

        Deposits as of September 30 are summarized as follows:


                                            2002                 2001
                                          -------------     ------------

             NOW accounts                  $ 9,172,687      $11,633,929
             Money market accounts           3,343,808        2,669,202
             Passbook and club accounts     17,133,253        6,530,036
             Non interest bearing            2,702,286        2,752,941
                                          -------------     ------------

             Subtotal                       32,352,034       23,586,108
                                          -------------     ------------

             Certificates of deposit:
               1.01% to 2.00%                  376,387                -
               2.01% to 3.0%                26,130,176           82,713
               3.01% to 4.0%                 9,407,919        6,572,234
               4.01% to 5.0%                 3,166,692        8,177,818
               5.01% to 6.0%                 3,645,697       12,672,686
               6.01% to 7.0%                   210,082        7,064,876
                                          -------------     ------------

             Subtotal                       42,936,953       34,570,327
                                          -------------     ------------

                                          $ 75,288,987      $58,156,435
                                          =============     ============

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

8.     Deposits (Continued)
       --------

        Deposits of officers and directors totaled $312,856 in 2002. The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $16,588,000 and $2,269,000 at September 30, 2002 and 2001. These certificates of deposit do not receive preferential rates of interest. Deposits in excess of $100,000 are not federally insured.

        As of September 30, 2002 and 2001, scheduled maturities of certificates of deposit (rounded to the nearest $1,000) are summarized as follows:

                                                2002             2001
                                              -------------     ------------

             Due in 3 months or less          $ 14,563,000      $ 6,904,000
             Due after 3 months to 1 year       20,350,000       22,493,000
             Due after 1 year to 3 years         5,579,000        4,774,000
             Due after 3 years to 5 years        2,445,000          399,000
                                              -------------     ------------

                                              $ 42,937,000      $34,570,000
                                              =============     ============


        Interest expense on deposits for the years ended September 30, 2002 and 2001 is summarized as follows:

             NOW accounts                   $    96,012     $    99,715
             Money market accounts               55,148          62,676
             Passbook and club accounts         287,882         192,630
             Certificates of deposit          1,507,898       1,647,120
                                            ------------    ------------

                                            $ 1,946,940     $ 2,002,141
                                            ============    ============

9.      Federal Home Loan Bank Advances
        -------------------------------

        This advance bears interest at 5.9% and matures in April 2009. It is collateralized by FHLB stock and investment securities. The Bank has approximately $19,694,000 available for borrowing as of September 30, 2002.

                  2003                                       $   138,038
                  2004                                           146,423
                  2005                                           155,318
                  2006                                           164,754
                  2007                                           174,762
               Thereafter                                        315,179
                                                             ------------

                 Total                                       $ 1,094,474
                                                             ============

10.    Net Gain on Sale of Interest Earning Assets
       -------------------------------------------

        For the years ended September 31, 2002 and 2001, proceeds from sales of securities available for sale amounted to $11,748,671 and $32,971,984, respectively. Gross realized gains amounted to $58,836 and $172,405, respectively. Gross realized losses amounted to $-0- and $94,485, respectively.

                   FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

11.    Income Taxes
       ------------

        The Bank has qualified as a Savings Institution under provisions of the Internal Revenue Code. Prior to January 1, 1996 the Bank was permitted to deduct from taxable income an allowance for bad debts based on a percentage-of taxable income. Such percentage was 8% before such deduction. Retained earnings at September 30, 2002 and 2001 included untaxed earnings of approximately $304,400 and $330,100, representing such bad debt deductions.

        Retained earnings at September 30, 2002 and 2001 includes approximately $153,850 of tax bad debt deductions which are considered a permanent difference between the book and income tax basis of loans receivable, and for which income taxes have not been provided. If such amount is used for purposes other than bad debt losses, including distributions in liquidation, it will be subject to income tax at the then current rate.

        The provision for federal and state income taxes differs from that computed at the statutory federal rate as follows:


                                                          2002          2001
                                                        -----------   --------
             Statutory tax rates                               34%        34%
             Tax at statutory rates                      $ 208,400    $ 4,900
             New Jersey Savings Institution Tax and
                Corporation Income Tax                      12,184        400
             Low tax bracket savings                             -     (2,738)
             Tax exempt income                                   -     (2,000)
             Miscellaneous                                  (2,740)     3,751
                                                         ----------   --------
                                                         $ 217,844    $ 4,313
                                                         ==========   ========


        The tax provision is summarized as follows:

                                                             2002        2001
                                                          ----------   ---------
             Current federal                              $ 233,035    $(17,623)
             Deferred federal                               (33,938)     21,696
             Current state                                   20,495      (1,037)
             Deferred state                                  (1,748)      1,277
                                                          ----------   --------
                                                          $ 217,844    $  4,313
                                                          ==========   ========

        The following temporary differences gave rise to deferred tax assets and liabilities:

                                                            2002         2001
                                                         ----------   ----------
             Deferred tax assets:
               Allowance for loan losses                 $ 100,801    $  74,520
               Deferred loan origination fees, net          15,266       10,684
               Accrued compensation                         17,962       15,251
                                                         ----------   ----------
               Total deferred tax assets                   134,029      100,455
                                                         ----------   ----------

             Deferred tax liabilities:
               Unrealized appreciation on investments      105,148       79,241
               Premises and equipment                       45,643       46,992
               Tax reserve for loan losses                  54,240       55,003
                                                         ----------   ----------
               Total deferred tax liabilities              205,031      181,236
                                                         ----------   ----------
               Net deferred tax asset (liability)        $ (71,002)   $ (80,781)
                                                         ==========   ==========

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

12.     Commitments
        -----------

        At September 30, 2002 the Bank had the following commitments outstanding. Mortgage commitments are for 45 days. Home equity commitments are for 60 days. Commitments on other loans are for 90 days. The commitments are summarized as follows:

                                                 Amounts             Rate                 Term
                                            ---------------    -------------------    ----------------
             Mortgages (fixed rate)              $ 546,300     5.75% to 6.375%        15 to 30 years
                                                                 0 to 3 points
             Home equity loans                     426,000     4.75% to 7.25%         3 to 15 years
                                                                 0 points
             Other loans                         1,985,010     5.75% to 13.25%        2 to 20 years
                                                -----------
                                                $2,957,310     0 to 1 points
                                                ===========

        There are two letters of credit outstanding at September 30, 2002. An annual fee of 1/2 to 1 point is due on each of the letters of credit. Interest is due at various rates if the letters of credit are utilized. The amount of both letters totals $205,875. The Bank also has undrawn balances on consumer and commercial lines of credit of $1,939,749 and $104,638, respectively.

        The Bank has available two lines of credit through the Federal Home Loan Bank. An overnight line of credit is available in the amount of $3,157,600. Additionally, a one month overnight repricing line of credit is available in the amount of $3,157,600.

        Future minimum lease payments under noncancellable operating leases for a branch building and transportation equipment are as follows:

                  2003                 $    41,927
                  2004                      47,030
                  2005                      49,387
                  2006                      44,123
                  2007                      46,772
               Thereafter                  850,015
                                       ------------

                 Total                 $ 1,079,254
                                       ============


13.     Financial Instruments
        ---------------------

        Fair Values of Financial Instruments

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

        Available for Sale and Held to Maturity Securities and FHLB Stock
        -----------------------------------------------------------------

        Fair values for securities, excluding FHLB securities, are based on quoted market prices. The carrying values of FHLB securities approximate fair values based on the redemption provisions of the Federal Home Loan Bank.

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

13.     Financial Instruments (Continued)
        ---------------------

        Loans Receivable
        ----------------

        For variable-rate loans that reprice frequently and have no significant credit risk, fair values are based on carrying values. Fair values for fixed rate mortgage loans, excluding commercial loans, and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for fixed rate commercial mortgage and other commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

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

        Other Off-Balance-Sheet Instruments
        -----------------------------------

        The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing need of its customers. These financial instruments consist of commitments to extend credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan agreement. These commitments are comprised of the undisbursed portion of loans and letters of credit. The Bank's exposure to credit loss from nonperformance by the other party to the financial instruments for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments as it does for on-balance-sheet instruments. Generally, collateral, usually in the form of real estate, is required to support financial instruments with credit risk. Commitments generally have fixed expirations dates or other termination clauses and may require a payment of a fee. Since some of the commitments are expected to expire without being drawn upon by customers, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on management's credit valuation of the counterparty. The fair value of commitments is not considered significant.

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

13.    Financial Instruments (Continued)
       ---------------------

        The carrying amounts and estimated fair values of the financial instruments were as follows:

                                                                        Estimated                    Estimated
                                                           Carrying        Fair         Carrying        Fair
                                                            Amount         Value         Amount         Value
                                                           --------     ----------      ---------    ----------
             Financial Assets (000's omitted)
             ---------------------------------------
             Cash and due from banks                       $ 9,162        $ 9,162        $ 9,282       $ 9,282
             Securities held to maturity                     1,147          1,186          2,058         2,106
             Securities available for sale                  11,711         11,711          8,824         8,824
             FHLB stock                                        500            500            373           373
             Loans receivable                               58,026         60,573         44,987        46,218
             Accrued interest receivable                       390            390            319           319

             Financial Liabilities (000's omitted)
             ---------------------------------------
             Deposit liabilities                            75,289         75,987         58,156        58,829
             FHLB advances                                   1,094          1,262          3,225         3,353
             Accrued interest payable                           36             36             61            61
             Other liabilities                                 476            476            340           340


14.     Benefit Plans
        -------------

        401 (k) Plan
        ------------

        A 401 (k) Plan covers substantially all employees. Employees may contribute up to 15 percent of their compensation subject to certain limits based on federal tax laws. Matching contributions equal to 50 percent of the first 6 percent of an employee's compensation are contributed to the Plan. Matching contributions vest immediately. For the years ended September 30, 2002 and 2001, expense attributable to the Plan amounted to $19,313 and $17,734, respectively.

        Employee Stock Option Plan (ESOP)
        ---------------------------------

        Effective upon conversion, an ESOP was established for all eligible employees. The ESOP used $303,880 of proceeds from a term loan from Farnsworth to purchase 30,388 shares of Company common stock in the initial offering. The term loan of $182,238 at September 30, 2002, including interest, is payable in equal monthly installments through March 2008. The interest rate is 8.50% fixed for the term of the loan. The Bank is making contributions to the ESOP which are equal to the principal and interest payment required from the ESOP on the term loan. Unallocated shares purchased with the loan proceeds are pledged as collateral for the term loan and are held in a suspense account for future allocation among participants. Shares released from the suspense account are allocated among the participants on the basis of compensation. ESOP shares pledged as collateral are reported as common stock acquired by ESOP in the consolidated statements of financial condition. As shares are committed to be released from collateral, compensation expense is reported equal to the current market price of the shares, and the shares become outstanding for net income per common share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings.

                                                    2002          2001
                                                  ---------    ---------

             Allocated shares                     $ 12,152     $   9,114
             Unallocated shares                     18,236        21,274
                                                  ---------    ----------

             Total ESOP shares all unreleased     $ 30,388     $  30,388
                                                  =========    ==========

             Fair value of unallocated shares     $273,540     $ 234,294
                                                  =========    ==========

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

15.      Benefit Plans (Continued)
         -------------

        Restricted Stock Plan (RSP)
        ---------------------------

        On April 16, 2000 Farnsworth established a RSP to provide both key employees and outside directors with a proprietary interest in it in a manner designed to encourage such person to remain with the Bank. A total of 15,194 restricted shares were purchased at an average market value of $10.48. Rights to a total of 10,631 shares were issued to the board of directors and two executive officers in 2000. The fair value of these shares will be charged to expense over the five years vesting period. During each of the years ended September 30, 2002 and 2001, 2,128 and 2,127 shares vested, respectively.

        On September 5, 2002 Farnsworth established an additional RSP to provide both key employees and outside directors with a proprietary interest in it in a manner designed to encourage such person to remain with the Bank. A total of 4,563 restricted shares were transferred from the RSP Plan established on April 16, 2000. An additional 6,263 shares will be purchased as vesting requirements need to be satisfied. Rights to a total of 10,826 shares were issued to the board of directors, two executive officers and three employees. The fair value of these shares will be charged to expense over the four year vesting period. During the year ended September 30, 2002, 2,706 shares vested.

        The awards become fully vested upon termination of employment due to death or disability.

        Stock option plans
        ------------------

        Farnsworth has a stock option plan that provides for the granting of non-qualified stock options. In April 1999, it issued 26,587 options at an exercise price of $10.63 per share to key Bank employees and non-employee members of its Board of Directors. The options vest ratably on the anniversary date over five years. The options expire ten years after the initial grant date. At September 30, 2002 and 2001, 15,952 and 10,635 options were vested, respectively, and none were exercised or forfeited.

        In September 2002, Farnsworth issued 21,652 options at an exercise price of $14.50 per share to key and non-key Bank employees and non-employee members of its Board Directors. The options vest ratably on the anniversary date over three years. The options expire ten years after the initial grant date. At September 30, 2002, 7,217 options vested, and none were exercised or forfeited.

        In accordance with an election under generally accepted accounting principles for stock options no compensation cost has been recorded for the stock options in the accompanying consolidated financial statements. Had compensation cost been determined based on the fair value at the grant dates for awards under the plan, the net income and earnings per share would have been reduced to the proforma amounts disclosed below:

                                                     2002               2001
                                                  ----------          ---------
Net income:
   As reported                                    $ 395,231           $ 10,099
   Proforma                                         376,128                891
Earnings per common share
   As reported                                         1.18                .03
         Basic                                         1.16                .03
         Diluted
   Proforma
         Basic                                         1.12               0.00
         Diluted                                       1.10               0.00

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

15.      Benefit Plans (Continued)
         -------------

      The fair values were determined using the Black-Scholes option pricing model with the following weighted average assumptions for the 1999 and 2002 plans, respectively: 0% and 1% dividend yield, 5.88% and 5.75% risk free interest rate, 5 and 3 year expected life and 4.85% and 10.18% volatility.

16.     Net Income Per Common Share
        ---------------------------

       Basic net income per common share is calculated by dividing net income by the weighted-number of shares of common stock outstanding, less shares that have not been committed to be released. Diluted net income per share is calculated by adjusting the number of shares of common stock outstanding to include the effect of stock options, stock-based compensation grants and other securities, if dilutive, generally using the treasury stock method.

                                                        2002                                2001
                                        ----------------------------------- -----------------------------------
                                                      Weighted     Per-                   Weighted     Per-
                                                      Average      Share                  Average      Share
                                          Income       Shares     Amount      Income       Shares     Amount
                                        ------------ ----------- ---------- -----------  ----------- ----------
        Net income available to
        common shareholders               $ 395,231     360,866               $ 10,099      360,866
        ESOP shares, not
        committed to be released                        (18,236)                            (21,274)
        RSP shares                                       (7,180)                            (12,014)
                                        ------------ ----------- ---------- -----------  ----------- ----------
         Basic earnings per share           395,231     335,450     $ 1.18      10,099      327,578     $ 0.03
         Common stock
           equivalents                                    5,089                                 382
                                        ------------ ----------- ---------- -----------  ----------- ----------
         Diluted earnings
           Per  share                     $ 395,231     340,539     $ 1.16    $ 10,099      327,960     $ 0.03
                                        ============ =========== ========== ===========  =========== ==========

17.     Regulatory Capital Requirement
        ------------------------------

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

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

17      Regulatory Capital Requirement  (Continued) (000's omitted)
        -----------------------------------------------------------

        The Bank at September 30, 2002 and 2001 meets the regulatory risk based capital, Tier 1 capital, core capital and tangible capital requirements as summarized below:

                                                                                                 To Be Well
                                                                                              Capitalized Under
                                                                      For Capital             Prompt Corrective
                                             Actual                Adequacy Purposes          Action Provisions
                                       -----------------------   ----------------------   -------------------------
                                        Amount       Ratio        Amount       Ratio        Amount        Ratio
                                       ----------  -----------   ----------   ---------   -----------   -----------
          As of September 30, 2002:
            Risk-based capital         $ 5,903       12.86%      $ 3,673       8.00%       $ 4,591        10.00%
            Tier 1 capital               5,430       11.83%          N/A        N/A          2,754         6.00%
            Core capital                 5,430        6.58%        3,304       4.00%         4,125         5.00%
            Tangible capital             5,430        6.58%        1,237       1.50%           N/A          N/A

          As of September 30, 2001:
            Risk-based capital         $ 5,125       15.56%      $ 2,635       8.00%       $ 3,294        10.00%
            Tier 1 capital               4,918       14.93%          N/A        N/A          1,976         6.00%
            Core capital                 4,918        7.34%        2,680       4.00%         3,350         5.00%
            Tangible capital             4,918        7.34%        1,005       1.50%           N/A          N/A

        The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") imposes increased requirements on the operations of financial institutions and mandated the development of regulations designed to empower regulators to take prompt corrective action with respect to institutions that fall below certain capital standards. FDICIA stipulates that an institution with less than 4% core capital is deemed to be undercapitalized. Quantitative measures established by FDICIA to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of September 30, 2002, that the Bank meets all capital adequacy requirements to which it is subject.

        As of September 2002, the date of the most recent notification from the OTS, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain risk based capital, Tier I capital and core capital ratios of 10%, 6%, and 5%, respectively. There are no conditions existing or events which have occurred since notification that management believes have changed the Bank's category.

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

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


18.     Parent Only Financial Information
        ---------------------------------

        The earnings of the subsidiaries are recognized by Farnsworth using the equity method of accounting. Accordingly, the earnings of the subsidiaries are recorded as increases in Farnsworth's investment in subsidiaries. The following are the condensed financial statements for Farnsworth (parent company only) as of September 30, 2002 and 2001 and for the year then ended.


             Statement of Financial Condition       2002            2001
                                                ------------    ------------

             Assets
             Cash                                 $ 366,720       $ 388,956
             ESOP loan receivable                   182,328         212,716
             Investment in subsidiaries           3,416,380       2,980,006
             Other assets                            48,163          33,608
                                                ------------    ------------

             Total assets                       $ 4,013,591     $ 3,615,286
                                                ============    ============

             Liabilities
             Accrued expenses                   $    23,154     $    20,080
                                                ------------    ------------
             Total liabilities                       23,154          20,080

             Stockholders' equity                 3,990,437       3,595,206
                                                ------------    ------------

             Total liabilities and
                 stockholders' equity           $ 4,013,591     $ 3,615,286
                                                ============    ============

                                                    2002            2001
                                                ------------    ------------

             Income from subsidiaries           $   436,374     $    38,529
             Interest income                         22,794          42,934
                                                ------------    ------------
             Total income                           459,168          81,463

             Meeting expenses                        12,690          14,857
             Professional fees                       68,460          71,609
             Other expenses                               -           8,184
                                                ------------    ------------
             Total expenses                          81,150          94,650

             (Loss) income before income taxes      378,018         (13,187)
             Income tax benefit                      17,213          23,286
                                                ------------    ------------
             Net income                         $   395,231     $    10,099
                                                ============    ============

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


18.        Parent Only Financial Information (Continued)
           ---------------------------------


             Statement of Cash Flows                                         2002          2001
                                                                           ---------     ---------
             Cash flows from operating activities:
               Net income                                                  $395,231      $ 10,099
               Adjustments to reconcile net income to net cash
                  Used in operating activities:
                Increase in accrued expenses                                  3,074         1,537
                Equity in undistributed earnings of subsidiaries           (436,374)      (38,529)
                Decrease in accrued interest receivable                           -         7,784
                Increase in other assets                                    (14,555)      (14,453)
                                                                           ---------     ---------

                            Net cash used in operating activities           (52,624)      (33,562)
                                                                           ---------     ---------

             Cash flows from investing activities:
               Sale of investment                                                 -       481,500
               Repayment of ESOP loan                                        30,388        30,388
                                                                           ---------     ---------

                             Net cash provided by investing activities       30,388       511,888
                                                                           ---------     ---------

             Cash flows from financing activities:
               Proceeds from (repayment of ) loan from the Bank                   -      (170,625)
                                                                           ---------     ---------
                            Net cash used in financing activities                 -      (170,625)
                                                                           ---------     ---------

             Net increase (decrease) in cash                                (22,236)      307,701
             Cash - beginning                                               388,956        81,255
                                                                           ---------     ---------

             Cash - ending                                                 $366,720      $388,956
                                                                           =========     =========

Corporate Information
                                                       FARNSWORTH BANCORP, INC.
                                                         789 Farnsworth Avenue
                                                     Bordentown, New Jersey 08505
                                                            (609) 298-0723

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

                                                          Board of Directors
                    George G. Aaronson, Jr.                                  G. Edward Koenig, Jr.
                   Realtor - Falconer & Bell                         Retired - President - E.J.Koenig, Inc.
                                                                (petroleum products/heating & air-conditioning)

                        Charles E. Adams                                        Edgar N. Peppler
           Retired - Florence Township Administrator               Retired - President - Peppler Funeral Home

                        Joseph H. Kelly                                    William H. Wainwright, Jr.
          President - Kelly Enterprises (Investments)                        Retired - Loan Officer

                                                      Gary N. Pelehaty
                                            President and Chief Executive Officer

                                            -------------------------------------

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

                                                               Officers
                  Elaine C. Denelsbeck                                             Christopher Nunn
                  Assistant Secretary                                             Assistant Treasurer

                                         PEOPLES FINANCIAL SERVICES, INC.
                                                BOARD OF DIRECTORS
                                Gary N. Pelehaty                      Charles Alessi
                                   President                       Secretary/Treasurer
            Joseph H. Kelly                      R. Theodore Hinderer                      Jonas Singer
               President                              President                              Attorney
           Kelly Enterprises                 Credit Lenders Title Agency          Wells, Singer, Rubin & Musulin

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

                  Special Counsel                                      Transfer Agent and Registrar
                  Malizia Spidi & Fisch, PC                            Computershare Trust Company, Inc.
                  1100 New York Avenue, N.W.                           350 Indiana Street
                  Suite 340 West                                       Suite 800
                  Washington, D.C. 20005                               Golden, Colorado 80401

                                                ------------------------

The Company's Annual Report on Form 10-KSB for the fiscal year ended September 30, 2002 is available without charge upon written request. For a copy of the Form 10-KSB, please write or call Mr. Charles Alessi, Vice President at the Company's Office. The Annual Meeting of Stockholders will be held on February 18, 2003 at 10:00 a.m. at the Days Inn, 1073 Route 206, Bordentown, New Jersey.

                                       12