Form 10KSB, Exhibit 13
period 2003-09-30
FARNSWORTH BANCORP INC
filed 2003-12-19
CIK 1063568

FARNSWORTH BANCORP, INC.
                       2003 ANNUAL REPORT TO STOCKHOLDERS

                            FARNSWORTH BANCORP, INC.
                               2003 ANNUAL REPORT



                                TABLE OF CONTENTS

                                                                          Page

Letter to Stockholders.......................................................1

Corporate Profile............................................................2

Stock Price Information......................................................2

Selected Financial Ratios and Other Data.....................................3

Management's Discussion and Analysis.........................................4

Independent Auditors' Report...............................................F-1

Consolidated Statements of Financial Condition.............................F-2

Notes to Consolidated Financial Statements.................................F-6

Corporate Information.......................................................11

                            FARNSWORTH BANCORP, INC.

To Our Stockholders:

         On behalf of our Board of Directors and employees, we are pleased to present our 2003 Annual Report to Stockholders. As you will see in the Annual Report, our net income increased significantly during fiscal 2003 due, in large part, to increased net interest income from core operations. As a result of our improved earnings and our continuing commitment to enhancing your value in our Company, the Board of Directors declared its first cash dividend during the 2003 fiscal year. This was a big step in our evolution as a public company and we were very pleased to return some of our earnings to our stockholders this year. Dividends of $.05 per share were paid in October 2002 and May 2003. We expect to continue paying cash dividends on a semi- annual basis.

         Additionally, a 20% stock dividend was paid in August 2003. The Board of Directors was very pleased to declare the Company's first stock dividend as another method to increase shareholder value in the Company and also increase the liquidity of the stock.

         We are also proud to announce that we opened our new Marlton branch office in January 2003, as well as adding interactive Internet banking. The Marlton office grew by $3.0 million from the date of its opening to September 30, 2003.

         For the fiscal year ended September 30, 2003, the Company earned $614,000 or $1.51 per share, as compared to $395,000 or $0.98 per share for the fiscal year ended September 30, 2002. At September 30, 2003, the Company's assets totaled $91.8 million, as compared to $83.2 million at September 30, 2002. Stockholders' equity was $6.6 million or $15.16 per share at September 30, 2003, compared to $6.2 million or $14.28 per share at September 30, 2002. The increase in assets was primarily due to an increase in loans receivable, net.

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

In addition to the Bank, the Company has one subsidiary, Peoples Financial Services, Inc., a New Jersey corporation which was incorporated in 2000. Peoples Financial Services, Inc. was organized for the purpose of providing securities brokerage and investment advisory services and products to customers of the Bank and the general public. Peoples Financial Services, Inc. has a networking agreement with a third party and offers such products and services from the Bank's main and branch offices.

Stock Price Information

The Company's common stock has been traded in the over the counter market on the OTC-Electronic Bulletin Board under the trading symbol of "FNSW" since it commenced trading on September 30, 1998. The following table reflects high and low bid prices as reported on www.nasdaq.com for the calendar quarters indicated. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions. The following quotations and cash dividends have been adjusted to take into account a 20% stock dividend in August 2003.

Quarter Ended                  High          Low       Cash Dividends per share

December 31, 2001.......     $10.25        $ 8.88             -
March 31, 2002..........     $10.84        $ 9.80             -
June 30, 2002 ..........     $12.75        $10.80             -
September 30, 2002......     $12.84        $11.38             -

December 31, 2002.......     $12.30        $12.30         $0.05
March 31, 2003..........     $14.99        $12.92             -
June 30, 2003 ..........     $15.21        $14.17         $0.05
September 30, 2003......     $16.50        $15.25             -

         The number of shareholders of record of common stock as of December 17, 2003, was approximately 383. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At December 17, 2003, there were 433,031 shares outstanding.

         The Company's ability to pay dividends to stockholders is largely dependent upon the dividends it receives from the Bank. The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the mutual-to-stock conversion, or (2) the regulatory requirements imposed by the OTS.

                    Selected Financial Ratios and Other Data


                                                      At or For the Years Ended
                                                              September 30,
                                                         2003          2002
                                                        ------        -----
Return on average assets..............................    7.05%        5.25%
Return on average equity..............................    9.51         6.84
Average equity to average assets ratio................    7.41         7.68
Equity to assets at period end........................    7.15         7.44
Net interest rate spread..............................    3.98         3.59
Net yield on average interest-earning assets..........    4.19         3.86
Non-performing loans to total assets..................    0.52         0.17
Allowance for loan losses to total loans..............    0.52         0.48
Dividend payout ratio.................................    6.62            -

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

         The following discussion of the financial condition and results of operations of the Company and its subsidiaries should be read in conjunction with the accompanying Consolidated Financial Statements.

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

         Quantitative Analysis. In order to encourage savings associations to reduce their interest rate risk, the OTS adopted a rule incorporating an interest rate risk ("IRR") component into the risk-based capital rules. The IRR component is a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its net portfolio value ("NPV") to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point ("bp") change in market interest rates. A resulting change in NPV of more than 2% of the estimated present value of total assets ("PV") will require the institution to deduct from its capital 50% of that excess change. The rules provide that the OTS will calculate the IRR component quarterly for each institution. Based on the Bank's asset size and risk-based capital, the Bank has been informed by the OTS that it is exempt from this rule. Nevertheless, the following table presents the Bank's NPV at September 30, 2003, as calculated by the OTS, based on quarterly information voluntarily provided to the OTS.


        Changes
       In Market                   Net Portfolio Value
       ---------        ------------------------------------------
    Interest Rates      $ Amount        $ Change         % Change   NPV Ratio(1)
    --------------     ----------      ----------       ----------  ------------
   (basis points)(2)                    (Dollars in thousands)
         +300            4,407          -5,716             -56%       4.89%
         +200            6,311          -3,812             -38%       6.84%
         +100            8,261          -1,862             -18%       8.72%
            0           10,123               -               -       10.43%
         -100           10,847             724              +7%      11.03%

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

Financial Condition

         Total assets increased $8.6 million or 10.4% to $91.8 million at September 30, 2003 from $83.2 million at September 30, 2002. The increase was primarily attributable to a $3.4 million increase in the Bank's loans receivable, net, a $3.3 million increase in available for sale securities, a $115,000 increase in equipment and a $2.4 million increase in cash and due from banks, partially offset by a decrease of $700,000 in held-to-maturity investment securities. The increase in loans receivable was due to greater marketing and increased demand in the Bank's primary market area. The Bank has increased its commercial real estate loan portfolio in recent periods.

         The Bank's total liabilities increased $8.3 million or 10.8% to $85.3 million at September 30, 2003 from $77.0 million at September 30, 2002. The increase was primarily attributable to a $8.4 million increase in deposits, offset by a $100,000 decrease in FHLB advances. Deposits increased primarily due to stock market conditions and the resulting shift of investments into certificates of deposit and money market and NOW accounts.

         Stockholders' equity was $6.6 million or 7.1% of total assets at September 30, 2003, as compared to $6.2 million or 7.4% of total assets at September 30, 2002. The increase was due primarily to increased net income.

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

                                                                             Year Ended September 30,
                                                      ---------------------------------------------------------------------------

                                                                  2003                                    2002
                                                      ----------------------------------     ------------------------------------
                                                                                Average                                 Average
                                                      Average                    Yield/       Average                    Yield/
                                                      Balance      Interest       Cost        Balance     Interest        Cost
                                                      -------      --------       ----        -------     --------        ----
                                                                             (Dollars in thousands)
Interest-earning assets:
    Loans receivable(1).........................      $61,146       $4,426         7.24%      $53,258      $3,976          7.46%
    Investment securities(2)....................       23,640          866         3.66        18,778         865          4.61
                                                      -------       ------       ------       -------      ------        ------
        Total interest-earning assets...........       84,786        5,292         6.24        72,036       4,841          6.72
                                                                                 ------                                  ------
Noninterest-earning assets......................        2,401           --                      3,134          --
                                                      -------       ------                    -------      ------
        Total assets............................      $87,187        5,292                    $75,170       4,841
                                                      =======       ------                    =======      ------
Interest-bearing liabilities:
    NOW accounts................................      $17,216           95         0.55       $ 9,457          96          1.01
    Savings accounts............................       10,870          257         2.36        13,191         288          2.18
    Money market accounts.......................        7,245          126         1.74         2,451          55          2.24
    Certificates of deposit.....................       40,403        1,197         2.96        39,013       1,508          3.87
    FHLB - Advances.............................        1,022           61         5.95         1,780         114          6.40
                                                      -------       ------       ------       -------      ------        ------
        Total interest-bearing liabilities......       76,756        1,736         2.26        65,892       2,061          3.13
                                                                    ------       ------                    ------        ------
Noninterest-bearing liabilities.................        3,968                                   3,506
                                                      -------                                 -------
        Total liabilities.......................       80,724                                  69,398
                                                                                              -------
Stockholders' equity............................        6,463                                   5,772
                                                      -------                                 -------
        Total liabilities and
        stockholders' equity....................      $87,187                                 $75,170
                                                      =======                                 =======
Net interest income.............................                    $3,556                                 $2,780
                                                                    ======                                 ======
Interest rate spread(3).........................                                   3.98%                                   3.59%
                                                                                 ======                                    ====
Net yield on interest-earning assets(4).........                                   4.19%                                   3.86%
                                                                                 ======                                    ====
Ratio of average interest-earning assets
    to average interest-bearing liabilities.....                                 110.46%                                 109.54%
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


                                                Year Ended September 30,
                                                      2003 vs 2002
                                          --------------------------------------
                                                  Increase (Decrease)
                                                         Due to
                                          --------------------------------------
                                                                 Rate/
                                           Volume      Rate     Volume     Net
                                           ------      ----     ------     ---
                                                       (In thousands)
Interest income:
    Loans receivable                        $ 589     $(122)    $ (15)    $ 452
    Investment securities                     224      (178)      (47)       (1)
                                            -----     -----     -----     -----
        Total interest income               $ 813     $(300)    $ (62)    $ 451
                                            =====     =====     =====     =====

Interest expense:
    NOW accounts                            $  78     $ (44)    $ (35)    $  (1)
    Savings account                           (51)       24        (4)      (31)
    Money market accounts                     107       (12)      (24)       71
    Certificates of deposits                   54      (355)      (10)     (311)
    FHLB advances                             (49)       (8)        4       (53)
                                            -----     -----     -----     -----
        Total interest expense              $ 139     $(395)    $ (69)    $(325)
                                            =====     =====     =====     =====

Change in net interest income               $ 674     $  95     $   7     $ 776
                                            =====     =====     =====     =====


Results of Operations

         Net Income. The Bank's net income increased $219,000 for the year ended September 30, 2003, to $614,000 from $395,000 for the year ended September 30, 2002. This increase was primarily attributable to increased net interest income of $776,000 and an increase in noninterest income of $161,000, partially offset by an increase in noninterest expense of $569,000 and an increase in income taxes of $193,000.

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

         Net interest income after provision for loan losses increased $821,000 or 30.8%, to $3.5 million for the year ended September 30, 2003. This increase was primarily due to an increase in interest on loans of $453,000 coupled with a decrease in interest on deposits of $271,000, a decrease in interest on FHLB advances of $53,000 and a decrease in the provision for loan losses of $45,000, partially offset by a decrease in interest on investments of $2,000.

         The increase in the average balance of interest-earning assets of $12.8 million primarily reflects increases of approximately $7.9 million in the Bank's average balance of loans and $4.9 million in the average balance of securities.

         The increase in average interest-bearing liabilities of $10.9 million reflects increases of $7.8 million in the Bank's average balance of interest-bearing NOW accounts and $3.9 million in the average balance of savings, money market and certificates of deposit, partially offset by a decrease of $800,000 in the average balance of FHLB borrowings.

         Provision for Loan Losses. Provision for loan losses was $71,000 for the year ended September 30, 2003, as compared to $116,000 for the year ended September 30, 2002. The provision is established to adjust the balance of the allowance for loan losses to a level management feels is appropriate based on the risk characteristics of the loan portfolio.

         Management believes the allowance for loan losses is at a level that is adequate to provide for estimated losses. However, there can be no assurance that further additions will not be made to the allowance and that such losses will not exceed the estimated amount.

         Noninterest Income. Noninterest income increased $161,000 or 46.7% from $344,000 for the year ended September 30, 2002 to $505,000 for 2003. This increase in the Bank's noninterest income was due to an increase in the net realized gains on the sale of available for sale securities and loans of $166,000, offset by a decrease in fees and other service charges of $5,000.

         Noninterest Expense. Noninterest expense increased $570,000 or 23.8% from $2.4 million for the year ended September 30, 2002, to $3.0 million for 2003. The increase in the Bank's noninterest expense was due to a $137,000 increase in the Bank's occupancy and equipment expense, a $72,000 increase in other noninterest expense, an increase of $359,000 in the Bank's compensation and benefits and an increase of $2,000 in the Bank's federal insurance premiums. The category of non-interest expense described as "Other" is comprised of expenses related to advertising, fees charged by banks, loan processing fees, NOW expenses, costs related to supplies and various professional fees. The highest of these expenses was $160,000 for bank processing fees. The increase in compensation and benefits expense was due in part to additional personnel required to support the new branch office and the Bank's continued growth.

         Income Tax Expense. Income tax expense increased $193,000 from $218,000 for the year ended September 30, 2002 to $411,000 for 2003. This increase in income tax expense was primarily due to the increase in net taxable earnings of the Bank. The Bank's effective tax rate was 40.1% and 35.6% for the years ended September 30, 2003 and 2002, respectively. The increase in the effective tax rate is primarily attributable to a change in the income tax rate by the state of New Jersey.

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

         Net cash provided by the Bank's operating activities (the cash effects of transactions that enter into the Bank's determination of net income e.g., non-cash items, amortization and depreciation, provision for loan losses) for the year ended September 30, 2003 totaled $723,000, an increase of $111,000 as compared to 2002.

         Net cash used by the Bank's investing activities (i.e., cash disbursements, primarily for the purchase of the Bank's investment securities and mortgage-backed securities portfolios and the Bank's loan portfolio) for the year ended September 30, 2003, totaled $6.7 million, a decrease of $9.1 million. The decrease in cash used was primarily attributable to funding net loan growth of $3.5 million in 2003 as compared to $13.1 million in 2002 partially offset by net purchases of available for sale investment securities in 2003 of $3.7 million. Additional uses of cash were to purchase premises and equipment of $261,000 and purchase of Federal Home Loan Bank stock of $8,000. The use of cash was partially offset by paydowns and maturities of held-to-maturity investment securities of $685,000 in 2003.

         Net cash provided in the Bank's financing activities (i.e., cash receipts primarily from net proceeds from stock issuance and from net increases in deposits and net increases in FHLB advances) for the year ended September 30, 2003 totaled $8.3 million, a decrease of $6.7 million as compared to the year ended September 30, 2002. This increase in cash was primarily attributable to increased deposits of $8.4 million offset by repayment of FHLB advances of $100,000, net of advances.

         Approximately $25.5 million of the Bank's time deposits mature within the next 12 months. The Bank expects such deposits to be renewed at market rates. In addition to this source of continuing funding, the Bank has total borrowing capacity of 25% of total assets through the FHLB of New York.

To the Board of Directors
Farnsworth Bancorp, Inc.


                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


We have audited the accompanying consolidated statements of financial condition of Farnsworth Bancorp, Inc. and Subsidiaries as of September 30, 2003 and 2002, and the related consolidated statements of income and comprehensive income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Farnsworth Bancorp, Inc. and Subsidiaries at September 30, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.







/S/ KRONICK KALADA BERDY & CO.
Kingston, Pennsylvania
November 20, 2003

                   FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                          September 30, 2003 and 2002

                                       ASSETS                         2003            2002
                                       ------                     ------------    ------------

Cash and due from banks                                           $ 11,539,886    $  9,161,801
Securities available for sale                                       15,003,778      11,710,884
Securities held to maturity (fair value $475,189 and $1,186,158
  at September 30, 2003 and 2002, respectively)                        461,443       1,147,300
Loans receivable, net                                               61,462,266      58,026,218
Accrued interest receivable                                            415,259         390,459
Federal Home Loan Bank of New York stock at
  cost, substantially restricted                                       507,400         499,800
Premises and equipment                                               2,232,650       2,117,790
Deferred income taxes                                                  125,667               -
Other assets                                                            81,219          99,447
                                                                  ------------    ------------

Total assets                                                      $ 91,829,568    $ 83,153,699
                                                                  ============    ============

                        LIABILITIES AND STOCKHOLDERS' EQUITY
                        ------------------------------------

Deposits:
   Non interest bearing                                           $  3,733,030    $  2,702,286
   Interest bearing                                                 79,980,941      72,586,701
Federal Home Loan Bank advance                                         956,436       1,094,474
Advances by borrowers for taxes and insurance                          328,379         255,953
Accrued income taxes                                                    97,788          87,911
Deferred income taxes                                                     --            71,002
Accrued interest payable                                                23,122          35,984
Accounts payable and other accrued expenses                            146,405         132,228
                                                                  ------------    ------------

Total liabilities                                                   85,266,101      76,966,539
                                                                  ------------    ------------

Preferred stock $.10 par value, 1,000,000 shares
  authorized; none issued and outstanding                                    -               -
Common stock $.10 par value, 5,000,000 shares
  authorized; 452,023 and 379,858 shares issued for 2003
  and 2002 respectively; shares outstanding 433,031 and 360,866
  for 2003 and 2002, respectively                                       45,202          37,985
Additional paid in capital                                           4,688,162       3,396,262
Treasury stock at cost, 18,992 shares                                 (185,172)       (185,172)
Retained earnings substantially restricted                           2,260,041       2,980,935
Common stock acquired by employee stock
  ownership plan (ESOP)                                               (144,054)       (174,414)
Common stock acquired by restricted stock
  plans (RSPs)                                                          (3,645)        (54,765)
Accumulated other comprehensive income (loss), unrealized
  (depreciation) appreciation on available for sale securities,
  net of income taxes                                                  (97,067)        186,329
                                                                  ------------    ------------

Total stockholders' equity                                           6,563,467       6,187,160
                                                                  ------------    ------------

Total liabilities and stockholders' equity                        $ 91,829,568    $ 83,153,699
                                                                  ============    ============

                  The accompanying notes are an integral part of these consolidated financial statements.

                   FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

                 For the Years Ended September 30, 2003 and 2002


                                                                                        2003           2002
                                                                                    -----------    -----------
Interest income:
  Loans receivable                                                                  $ 4,428,888    $ 3,975,688
  Investments                                                                           863,151        865,143
                                                                                    -----------    -----------

          Total interest income                                                       5,292,039      4,840,831
                                                                                    -----------    -----------

Interest expense:
  Deposits                                                                            1,674,955      1,946,940
  Federal Home Loan Bank advances                                                        60,821        113,651
                                                                                    -----------    -----------

          Total interest expense                                                      1,735,776      2,060,591
                                                                                    -----------    -----------

          Net interest income                                                         3,556,263      2,780,240
Provision for loan losses                                                                70,879        115,849
                                                                                    -----------    -----------

          Net interest income after provision
            for loan losses                                                           3,485,384      2,664,391
                                                                                    -----------    -----------

Noninterest income:
  Fees and other service charges                                                        281,356        285,567
  Net realized gains on sale of:
       Available for sale securities                                                    167,441         58,836
       Loans                                                                             56,778             --
                                                                                    -----------    -----------

          Total noninterest income                                                      505,575        344,403
                                                                                    -----------    -----------

Noninterest expense:
  Compensation and benefits                                                           1,638,397      1,279,154
  Occupancy and equipment                                                               623,661        486,831
  Federal insurance premiums and assessments                                             12,118         10,605
  Other                                                                                 691,127        619,129
                                                                                    -----------    -----------

          Total noninterest expense                                                   2,965,303      2,395,719
                                                                                    -----------    -----------

Income before provision for income taxes                                              1,025,656        613,075

Provision for income taxes                                                              411,227        217,844
                                                                                    -----------    -----------

          Net income                                                                    614,429        395,231

Other comprehensive income (loss):
  Unrealized gain (loss) on securities available for sale, arising during
     the period, net of tax expense (benefit) of  $(115,076), 2003; $53,185, 2002      (182,825)        84,286
  Reclassification adjustment, net of taxes of $66,870, 2003; $20,000, 2002            (100,571)       (38,836)
                                                                                    -----------    -----------
          Comprehensive income                                                      $   331,033    $   440,681
                                                                                    ===========    ===========

Net income per common share:
   Basic                                                                            $      1.51    $      0.98
                                                                                    ===========    ===========
   Diluted                                                                          $      1.45    $      0.96
                                                                                    ===========    ===========

Weighted average number of shares outstanding during the year:
   Basic                                                                                406,182        402,532
                                                                                    ===========    ===========
   Diluted                                                                              424,806        408,638
                                                                                    ===========    ===========

                  The accompanying notes are an integral part of these consolidated financial statements.

                   FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                 For the Years Ended September 30, 2003 and 2002

                                                                                               Appreciation
                                                           Retained      Common    Common     (Depreciation)
                                Additional                 Earnings      Stock      Stock     on Securities             Total
                        Common   Paid in    Treasury     Substantially  Acquired  Acquired    Available for          Stockholders'
                        Stock    Capital      Stock       Restricted    By ESOP    By RSP     Sale, Net of Tax          Equity
                      --------- ----------  -----------  -------------  --------- ----------  ----------------  -------------------
Balance at
  September 30, 2001   $ 37,985 $3,396,262  $(185,172)   $ 2,585,704   $(204,774)  $(105,444)    $ 140,879            $ 5,665,440

Net income for the
  year ended
  September 30, 2002          -          -                   395,231           -                         -                395,231

RSP shares allocated          -          -                         -           -      50,679             -                 50,679
ESOP shares allocated                                                     30,360           -             -                 30,360
Unrealized
  appreciation on
  securities
  available for sale,
  net of tax                  -          -                         -           -           -        45,450                 45,450
                       -------- ----------  ---------    -----------  ----------     -------     ---------            -----------


Balance at
  September 30, 2002     37,985  3,396,262   (185,172)     2,980,935    (174,414)    (54,765)      186,329              6,187,160

Net income for the
  year ended
  September 30, 2003          -          -                   614,429           -                         -                614,429

RSP shares allocated          -          -                         -           -      51,120             -                 51,120
ESOP shares allocated         -          -          -              -      30,360           -             -                 30,360
Unrealized
  depreciatioN
  on securities
  available for sale,
  net of tax                  -          -          -              -           -           -      (283,396)              (283,396)
Cash dividends
  ($.10 per share)            -          -          -        (36,206)          -           -             -                (36,206)
20% stock dividend        7,217  1,291,900                (1,299,117)                                                           -
                       -------- ----------  ---------    -----------  ----------     -------     ---------            -----------

Balance at
  September 30, 2003   $ 45,202 $4,688,162  $(185,172)   $ 2,260,041  $ (144,054)    $(3,645)    $ (97,067)           $ 6,563,467
                       ======== ==========  =========    ===========  ==========     =======     =========            ===========

                  The accompanying notes are an integral part of these consolidated financial statements.

                   FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                 For the Years Ended September 30, 2003 and 2002


                                                                  2003            2002
                                                            ------------    ------------
Cash flows from operating activities:
  Net income                                                $    614,429    $    395,231
                                                            ------------    ------------
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation                                               145,737         114,625
      Provision for loan losses                                   70,879         115,849
      Net gain on sale of investments                           (167,441)        (57,195)
      Stock compensation                                          81,480          81,039
      Increase in accrued interest receivable                    (24,800)        (71,774)
      (Increase) decrease in other assets                         18,228         (40,805)
      (Decrease) increase in income taxes                        (17,094)         67,517
      Decrease in accrued interest payable                       (12,862)        (25,025)
      Increase in accounts payable
        and other accrued liabilities                             14,177          31,931
                                                            ------------    ------------

           Total adjustments                                     108,304         216,162
                                                            ------------    ------------

           Net cash provided by operations                       722,733         611,393
                                                            ------------    ------------

Cash flows from investing activities:
  Net increase in loans receivable                            (3,506,927)    (13,083,288)
  Redemption and principal payments of
    held to maturity securities                                  685,857         910,945
  Purchase of available for sale securities                  (32,305,734)    (14,505,217)
  Proceeds from sale of available for sale securities         28,727,187      11,748,671
  Proceeds from sale of real estate owned                           --            56,948
  Purchase of Federal Home Loan Bank stock                        (7,600)       (127,200)
  Purchase of premises and equipment                            (260,597)       (750,740)
                                                            ------------    ------------

           Net cash used in investing activities              (6,667,814)    (15,749,881)
                                                            ------------    ------------

Cash flows from financing activities:
  Increase in deposits                                         8,424,984      17,132,552
  Federal Home Loan Bank advances, repayments                   (138,038)     (2,130,132)
  Increase in advances by borrowers                               72,426          15,785
  Cash dividends                                                 (36,206)           --
                                                            ------------    ------------

           Net cash provided by financing activities           8,323,166      15,018,205
                                                            ------------    ------------

Net increase (decrease) in cash and due from banks             2,378,085        (120,283)

Cash and due from banks at beginning of year                   9,161,801       9,282,084
                                                            ------------    ------------

Cash and due from banks at end of year                      $ 11,539,886    $  9,161,801
                                                            ============    ============

Supplement disclosure:
  Cash paid during the period for:
    Interest                                                $  1,748,638    $  2,085,616
                                                            ============    ============
    Income taxes                                            $    424,571    $    150,000
                                                            ============    ============
Non cash items:
  Unrealized (loss) gain on securities available for
    sale, net of deferred income taxes                      $   (283,396)   $     45,450
                                                            ============    ============
  Stock dividend                                            $  1,299,117
                                                            ============
  Acquisition of real estate in settlement of loans                         $     41,797
                                                                            ============
  Acquisition of loans in settlement of real estate owned                   $    113,500
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

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Operations and Summary of Significant Accounting Policies
      ---------------------------------------------------------

      Basis of Financial Statement Presentation
      -----------------------------------------

      The consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America, include the accounts of Farnsworth Bancorp, Inc. and its wholly owned subsidiaries, Peoples Savings Bank (the "Bank") and Peoples Financial Services, Inc. (PFSI). All significant intercompany accounts and transactions have been eliminated in consolidation. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statements of financial condition and the reported amounts of revenues and expenses for the reporting periods. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant changes in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate (real estate owned) and the assessment of prepayment risks associated with mortgage-backed securities. Management believes that the allowance for loan losses is adequate, foreclosed real estate is appropriately valued and prepayment risks associated with mortgage-backed securities are properly recognized. While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowance for loan losses or further writedowns of foreclosed real estate may be necessary based on changes in economic conditions in the market area. Additionally, assessments of prepayment risks related to mortgage-backed securities are based upon current market conditions, which are subject to frequent change.

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

      Nature of Operations
      --------------------

      The Bank, which operates four branches in Burlington County, New Jersey, offers customary banking services, including accepting of checking, savings and time deposits and the making of commercial, real estate and consumer loans, to customers who are predominantly small and middle-market businesses and middle-income individuals. PFSI provides securities brokerage and investment advisory services and products to customers of the Bank. Farnsworth is a non-operating holding company

      Concentration of Risk
      ---------------------

      The Bank's lending and real estate activity is concentrated in real estate and loans secured by real estate located in the State of New Jersey. The Bank's loan portfolio is predominantly made up of first mortgage loans and loans secured by real estate in Burlington County. In general, the Bank's loan portfolio performance is dependent upon the local economic conditions.

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

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

1. Operations and Summary of Significant Accounting Policies (Continued)
   ---------------------------------------------------------------------

      Investment Securities
      ---------------------

      The Bank's investments in securities are classified in two categories and accounted for as follows:

          o    Securities Held to Maturity. Mortgage backed securities for which
               ---------------------------
               the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts which are recognized in interest income using the interest method over the period to maturity.

          o    Securities Available for Sale.  Securities available for sale are
               -----------------------------
               reported at market value and consist of certain debt and equity securities not classified as trading or securities to be held to maturity.

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

      Loans classified as impaired, if any, are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A loan evaluated for impairment is deemed to be impaired when based on current information and events; it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. All loans identified as impaired are evaluated independently. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. No loans were identified as impaired as of September 30, 2003 and 2002, respectively, or for the years then ended.

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

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

1. Operations and Summary of Significant Accounting Policies (Continued)
   --------------------------------------------------------------------

   Loans Sold
   ----------

      Loans sold were one-to-four family residential mortgages originated and intended for sale in the secondary market. The loans were carried in aggregate at lower of cost or estimated market value, based upon current delivery prices in the secondary market. Gains or losses on the sale of these loans are recognized in non-interest income at the time of sale using the identification method. All loans are sold without recourse. No loans were held for sale at either year end.

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

      At the time of the conversion, the Bank, in order to grant priority to eligible depositors in the event of future liquidation, established a liquidation account of $2,225,315, an amount equal to its total net worth as of June 30, 1998, the date of the latest statement of financial condition appearing in the final prospectus. The liquidation account will be maintained for the benefit of eligible account holders who continue to maintain their accounts at the bank after the conversion. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits. Subsequent increases in the deposit account will not restore an eligible account holder's interest in the liquidation account. In the unlikely event of a complete liquidation, each eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the account holder's current adjusted qualifying balances. The balance of the liquidation account on September 30, 2003 and 2002 has not been determined.

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

2. Stockholders' Equity (Continued)
   --------------------------------

      The Board of Directors declared a 20% stock dividend in 2003. Basic and diluted earnings per share have been restated for all periods presented to reflect the stock dividend. Employee stock option plan, restricted stock plans and stock options have also been restated to reflect the stock dividend. The ability of Farnsworth Bancorp, Inc. to pay dividends to stockholders is dependent upon the receipt of dividends from the Bank. The Bank may not declare or pay any dividend on or repurchase any of its capital stock if the effect thereof would cause its net worth to be reduced below: (1) the amount required for the liquidation account, or (2) the net worth requirements contained in section 563.13 (b) of the rules and regulation of the Office of Thrift Supervision (the "OTS"). At September 30, 2003, the amount of dividends that the Bank could pay to Farnsworth Bancorp, Inc. was approximately $1,121,000.

3.    Held to Maturity and Available for Sale Securities
      --------------------------------------------------

      The carrying amounts and fair values of these investments at September 30, 2003 and 2002 are summarized as follows:

                                                                September 30, 2003
                                              --------------------------------------------------------
                                                    Carrying        Gross    Unrealized        Fair
Held to maturity:                                    Value          Gains      Losses         Value
                                              --------------- ------------------------ ---------------
    Mortgage backed securities                     $ 461,443     $ 13,793    $     47       $ 475,189
                                              =============== ======================== ===============

                                                                September 30, 2002
                                              --------------------------------------------------------
                                                    Carrying        Gross    Unrealized        Fair
Held to maturity:                                    Value          Gains      Losses         Value
                                              --------------- ------------------------ ---------------
    Mortgage backed securities                    $1,147,300     $ 38,928    $   $ 70      $1,186,158
                                              =============== ======================== ===============

                                                                September 30, 2003
                                              --------------------------------------------------------
                                                  Carrying        Gross    Unrealized        Fair
                                                    Value          Gains      Losses         Value
                                              --------------- ------------------------ ---------------
Available for sale securities:
  U.S. Government and agency securities          $ 6,592,693     $      -   $ 225,830      $6,366,863
  Corporate bonds                                    503,474            -      13,024         490,450
  Mortgage backed securities                       8,067,985       37,363      11,233       8,094,115
                                              --------------- ------------------------ ---------------
     Total debt securities                        15,164,152       37,363     250,087      14,951,428
  Equity securities                                    1,243       51,107           -          52,350
                                              --------------- ------------------------ ---------------

                                                 $15,165,395     $ 88,470   $ 250,087     $15,003,778
                                              =============== ======================== ===============

                                                              September 30, 2002
                                              --------------------------------------------------------
                                                   Carrying        Gross    Unrealized        Fair
                                                     Value         Gains      Losses         Value
                                              --------------- ------------------------ ---------------
Available for sale securities:
  U.S. Government and agency securities          $ 3,500,000     $ 13,924    $ 16,880     $ 3,497,044
  Corporate bonds                                  1,917,358       67,912      28,235       1,957,035
  Mortgage backed securities                       6,000,195      200,710           -       6,200,905
                                              --------------- ------------------------ ---------------
     Total debt securities                        11,417,553      282,546      45,115      11,654,984
  Equity securities                                    1,243       54,657           -          55,900
                                              --------------- ------------------------ ---------------

                                                 $11,418,796     $337,203    $ 45,115     $11,710,884
                                              =============== ======================== ===============

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

3. Held to Maturity and Available for Sale Securities (Continued)
   --------------------------------------------------------------

      The schedule of maturities of available for sale securities, debt securities at September 30, 2003 is as follows:

                                         Amortized              Fair
                                           Cost                 Value
                                       ------------          -----------

      Due after one to five years       $ 1,643,388          $ 1,610,044
      Due after five to ten years         2,984,305            2,870,625
      Due after ten years                 2,468,474            2,376,644
                                        -----------          -----------
                                          7,096,167            6,857,313
      Mortgage backed securities          8,067,985            8,094,115
                                        -----------          -----------
                                        $15,164,152          $14,951,428
                                        ===========          ===========

      There is no schedule of maturities for mortgage backed securities because these investments are subject to prepayment.

      Mortgage-backed securities with a carrying value and fair value of $260,551 and $267,339 at September 30, 2003 and $2,314,133 and $2,385,919
      at September 30, 2002 are pledged as security for deposits of governmental entities under the provisions of Governmental Unit Deposit Protection Act.

4.    Loans Receivable
      ----------------

      Loans receivable are summarized as follows:


                                                   2003            2002
                                              ------------    ------------
First mortgage loans
    Secured by one to four family residence   $ 31,628,121    $ 34,184,915
    Construction loans                             988,911       1,233,301
    Commercial real estate                      18,556,448      12,364,600
    Land loans                                     985,945               -
                                              ------------    ------------
                                                52,159,425      47,782,816
                                              ------------    ------------
  Less:
    Loans in process - real estate              (1,179,011)       (473,057)
    Deferred loan origination fees net of
      costs of $110,916 and $120,268              (272,007)       (338,803)
                                              ------------    ------------
Total first mortgage loans                      50,708,407      46,970,956
                                              ------------    ------------

Consumer and other loans:
    Home equity                                  8,204,003      10,004,090
    Personal loans                                 302,898         268,729
    Loans secured by savings                       205,008         119,961
    Commercial business loans                       66,000          99,695
    Mobile and automobile                        2,303,950         842,787
                                              ------------    ------------
Total consumer and other loans                  11,081,859      11,335,262
                                              ------------    ------------
Total loans                                     61,790,266      58,306,218
Less allowance for loan losses                    (328,000)       (280,000)
                                              ------------    ------------
                                              $ 61,462,266    $ 58,026,218
                                              ============    ============

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

4.    Loans Receivable (continued)
      ----------------------------

      At September 30, 2003 and 2002, nonaccrual loans for which interest had been discontinued totaled approximately $191,000 and $0, respectively. Interest income actually recognized is summarized as follows:

                                             2003         2002
                                            ------       ------
        Interest income that would have
          been recognized                   $9,774        $  -
        Income recognized                    1,256           -
                                            ------        ----

        Interest income foregone            $8,518        $  -
                                            ======        ====

      An analysis of the change in the allowance for loan losses:

                                              2003         2002
                                           ---------    ---------
             Allowance for loan losses:
                   Beginning of year       $ 280,000    $ 207,000
                   Additional provisions      70,879      115,849
                   Charge offs               (22,879)     (42,849)
                                           ---------    ---------

                                           $ 328,000    $ 280,000
                                           =========    =========

      The activity with respect to loans to directors, officers and associates of such persons is summarized as follows:

                                          2003         2002
                                       ---------    ---------

             Beginning of year         $ 574,731    $ 600,569
             Loans originated            141,192      261,576
             Collection of principal    (135,843)    (287,414)
                                       ---------    ---------

             End of year               $ 580,080    $ 574,731
                                       =========    =========

      All loans to directors, officers and associates of such persons are collateralized by deposits and/or real estate.

5.    Servicing
      ---------

      Loans serviced for others are not included in the accompanying consolidated statements of financial position. The unpaid principal balances of mortgage and other loans serviced for others were $5,411,116 and $2,526,254 at September 30, 2003 and 2002, respectively.

6.    Accrued Interest Receivable
      ---------------------------

      Accrued interest receivable is summarized as follows:

                                          2003       2002
                                        --------   --------

           Loans receivable             $291,154   $321,810
           Mortgage backed securities     36,434     35,198
           Other securities               87,671     33,451
                                        --------   --------

                                        $415,259   $390,459
                                        ========   ========

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

7.    Premises and Equipment
      ----------------------

      Premises and equipment are summarized by major classification as follows:

                                                                2003              2002          Useful lives
                                                           ---------------   ---------------  ------------------
             Land                                              $  125,553        $  125,553
             Leasehold improvements  (Marlton)                    119,022            48,501    25 to 40 years
             Office building (Bordentown)                       1,361,417         1,358,175    25 to 40 years
             Office building (Florence)                            53,032            53,032    25 to 40 years
             Office building (Mount Laurel)                       674,336           671,296    25 to 40 years
             Furniture, fixtures and equipment                    817,039           633,246     5 to 7 years
                                                               -----------       -----------
                                                                3,150,399         2,889,803
             Less accumulated depreciation                        917,749           772,013
                                                               -----------       -----------
                                                               $2,232,650        $2,117,790
                                                               ===========       ===========

      Depreciation charged to operations was $145,737 and $114,625 for the years ended 2003 and 2002, respectively. The Bank leases the Marlton building and has renovated the leased space as a branch, which opened in the second quarter of fiscal year 2003. This lease is included in footnote 12.

8.    Deposits
      --------

      Deposits as of September 30 are summarized as follows:


                                              2003               2002
                                           -----------        -----------

          NOW accounts                     $10,302,694        $ 9,172,687
          Money market accounts             10,050,161          3,343,808
          Passbook and club accounts        18,189,985         17,133,253
          Non interest bearing               3,733,030          2,702,286
                                           -----------        -----------
          Subtotal                          42,275,870         32,352,034
                                           -----------        -----------
          Certificates of deposit:
            1.01% to 2.00%                  18,127,556            376,387
            2.01% to 3.0%                    9,664,781         26,130,176
            3.01% to 4.0%                   10,075,146          9,407,919
            4.01% to 5.0%                    2,990,317          3,166,692
            5.01% to 6.0%                      580,301          3,645,697
            6.01% to 7.0%                            -            210,082
                                           -----------        -----------
          Subtotal                          41,438,101         42,936,953
                                           -----------        -----------

                                           $83,713,971        $75,288,987
                                           ===========        ===========


      Deposits of officers and directors totaled $70,000 and $313,000 at September 30, 2003 and 2002, respectively. The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $13,795,000 and $16,588,000 at September 30, 2003 and 2002.
      These certificates of deposit do not receive preferential rates of interest. Deposits in excess of $100,000 are not federally insured.

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

8.    Deposits (Continued)
      --------------------

      As of September 30, 2003 and 2002, scheduled maturities of certificates of deposit (rounded to the nearest $1,000) are summarized as follows:

                                                   2003           2002
                                               --------------- --------------

             Due in 3 months or less              $ 8,223,000    $14,563,000
             Due after 3 months to 1 year          17,322,000     20,350,000
             Due after 1 year to 3 years            9,190,000      5,579,000
             Due after 3 years to 5 years           6,703,000      2,445,000
                                                 ------------    -----------

                                                 $ 41,438,000    $42,937,000
                                                 ============    ===========


      Interest expense on deposits for the years ended September 30, 2003 and 2002 is summarized as follows:

                                                    2003           2002
                                                -------------  -------------

             NOW accounts                         $   95,428     $   96,012
             Money market accounts                   126,129         55,148
             Passbook and club accounts              256,509        287,882
             Certificates of deposit               1,196,889      1,507,898
                                                  -----------    ----------

                                                  $1,674,955     $1,946,940
                                                  ===========    ==========


9.    Federal Home Loan Bank Advance
      ------------------------------

      This advance bears fixed interest at 5.9% and matures in April 2009. It is collateralized by FHLB stock and investment securities. The Bank has approximately $22,001,000 available for borrowing as of September 30, 2003.

          Principal payments are as follow:

                  2004                       $ 146,423
                  2005                         155,318
                  2006                         164,754
                  2007                         174,762
                  2008                         186,292
               Thereafter                      128,887
                                             ---------

                 Total                       $ 956,436
                                             =========


10.   Net Gain on Sale of Investments
      -------------------------------

      For the years ended September 30, 2003 and 2002, proceeds from sales of securities available for sale amounted to $28,727,187 and $11,748,671, respectively. Gross realized gains amounted to $167,441 and $58,836, respectively. Gross realized losses amounted to $-0- and $-0-, respectively.

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

11.   Income Taxes
      ------------

      The Bank has qualified as a Savings Institution under provisions of the Internal Revenue Code. Prior to January 1, 1996 the Bank was permitted to deduct from taxable income an allowance for bad debts based on a percentage-of taxable income. Such percentage was 8% before such deduction. Retained earnings at September 30, 2003 and 2002 included untaxed earnings of approximately $278,700 and $304,400, representing such bad debt deductions.

      Retained earnings at September 30, 2003 and 2002 includes approximately $153,850 of tax bad debt deductions which are considered a permanent difference between the book and income tax basis of loans receivable, and for which income taxes have not been provided. If such amount is used for purposes other than bad debt losses, including distributions in liquidation, it will be subject to income tax at the then current rate.

    The provision for federal and state income taxes differs from that computed at the statutory rate as follows:

                                                          2003         2002
                                                      ------------  -----------
             Statutory tax rates                        34%          34%
             Tax at statutory rates                     $ 348,723    $ 208,400
             New Jersey Savings Institution Tax and
                Corporation Income Tax                     59,066       12,184
             Change in enacted State Tax rate               7,890            -
             Miscellaneous                                 (4,452)      (2,740)
                                                        ---------    ---------
                                                        $ 411,227    $ 217,844
                                                        =========    =========

      The tax provision is summarized as follows:

                                                          2003         2002
                                                       -----------   ----------
             Current federal                            $ 339,687    $ 233,035
             Deferred federal                             (20,962)     (33,938)
             Current state                                 98,414       20,495
             Deferred state                                (5,912)      (1,748)
                                                        ---------    ---------
                                                        $ 411,227    $ 217,844
                                                        =========    =========

      The following temporary differences gave rise to deferred tax assets and liabilities:

                                                       2003           2002
                                                    ---------      ---------
       Deferred tax assets:
         Allowance for loan losses                  $ 131,200      $ 100,801
         Unrealized depreciation on investments        64,647              -
         Loans                                         23,523         15,266
         Accrued compensation                          23,767         17,962
                                                    ---------      ---------
         Total deferred tax assets                    243,137        134,029
                                                    ---------      ---------

       Deferred tax liabilities:
         Unrealized appreciation on investments             -        105,148
         Premises and equipment                        67,460         45,643
         Tax reserve for loan losses                   50,010         54,240
                                                    ---------      ---------
         Total deferred tax liabilities               117,470        205,031
                                                    ---------      ---------
         Net deferred tax asset (liability)         $ 125,667      $ (71,002)
                                                    =========      =========

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

12.   Commitments
      -----------

      At September 30, 2003 the Bank had the following commitments outstanding. Mortgage commitments are for 45 days. Home equity commitments are for 60 days. Commitments on other loans are for 90 days. The commitments are summarized as follows:

                             Amounts       Rate                Term
                          ------------ --------------  ------------------------

Mortgages (fixed rate)    $ 1,310,900  4.25% to 6.75%      6 months to 30 years
                                         0 to 1 point
Home equity loans              89,000  4.00% to 6.25%      15 years
                                         0 points
Other loans                 4,065,000  5.25% to 8.94%      3 to 25 years
                          ------------
                          $ 5,464,900  0 to 1 points
                          ============

      There are nine letters of credit outstanding at September 30, 2003. An annual fee of 1/2 to 1 point is due on each of the letters of credit. Interest is due at various rates if the letters of credit are utilized. The amount of the nine letters totals $1,284,311. The Bank also has consumer and commercial lines of credit with undrawn balances of $2,626,148 and $109,000, respectively.

      The Bank has available two lines of credit through the Federal Home Loan Bank. An overnight line of credit is available in the amount of $4,302,450. Additionally, a one month overnight repricing line of credit is available in the amount of $4,302,450.

      Future minimum lease payments under noncancellable operating leases for branch building and transportation equipment are as follows:


                  2004                     $    52,309
                  2005                          54,666
                  2006                          47,643
                  2007                          46,772
                  2008                          49,578
               Thereafter                      800,437
                                           -----------

                 Total                     $ 1,051,405
                                           ===========

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

13.   Financial Instruments (Continued)
      ---------------------------------

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

      Off-Balance-Sheet Instruments
      -----------------------------

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

13.   Financial Instruments (Continued)
      ---------------------------------

      The  carrying   amounts  and  estimated   fair  values  of  the  financial
      instruments were as follows:

                                                             2003          2003           2002           2002
                                                          Carrying        Fair         Carrying         Fair
                                                            Amount         Value         Amount         Value
                                                         ------------- -------------- -------------- -------------
             Financial Assets (000's omitted)
             ---------------------------------------
             Cash and due from banks                       $11,540        $11,540        $ 9,162       $ 9,162
             Securities held to maturity                       461            475          1,147         1,186
             Securities available for sale                  15,004         15,004         11,711        11,711
             FHLB stock                                        507            507            500           500
             Loans receivable                               61,462         64,186         58,026        60,573
             Accrued interest receivable                       415            415            390           390

             Financial Liabilities (000's omitted)
             ---------------------------------------
             Deposit liabilities                            83,714         85,129         75,289        75,987
             FHLB advance                                      956          1,076          1,094         1,262
             Accrued interest payable                           23             23             36            36
             Other liabilities                                 572            572            476           476

14.   Benefit Plans
      -------------

      401 (k) Plan
      ------------

      A 401 (k) Plan covers substantially all employees. Employees may contribute up to 15 percent of their compensation subject to certain limits based on federal tax laws. The Corporation makes matching discretionary contributions equal to 50 percent of the first 6 percent of an employee's compensation contributed to the Plan. Matching contributions vest immediately. For the years ended September 30, 2003 and 2002, expense attributable to the Plan amounted to $22,965 and $19,313, respectively.

      Employee Stock Option Plan (ESOP)
      ---------------------------------

      Effective upon conversion, an ESOP was established for all eligible employees. The ESOP used $303,880 of proceeds from a term loan from Farnsworth to purchase 36,466 shares of Company common stock in the initial offering. The term loan of $151,396 at September 30, 2003, including interest, is payable in equal monthly installments through March 2008. The interest rate is 8.50% fixed for the term of the loan. The Bank is making contributions to the ESOP which are equal to the principal and interest payment required from the ESOP on the term loan. Unallocated shares purchased with the loan proceeds are pledged as collateral for the term loan and are held in a suspense account for future allocation among participants. Shares released from the suspense account are allocated among the participants on the basis of compensation. ESOP shares pledged as collateral are reported as common stock acquired by ESOP in the consolidated statements of financial condition. As shares are committed to be released from collateral the shares become outstanding for net income per common share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings.

                                                          2003           2002
                                                       ----------    ----------

             Allocated shares                             18,229        14,582
             Unallocated shares                           18,237        21,884
                                                       ---------     ---------

             Total ESOP shares                            36,466        36,466
                                                       =========     =========

             Fair value of unallocated shares          $ 296,345     $ 273,540
                                                       =========     =========

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

14.   Benefit Plans (Continued)
      -------------------------

      Restricted Stock Plans (RSP)
      ----------------------------

      On April 16, 2000 the Bank established a RSP to provide both key employees and outside directors with a proprietary interest in it in a manner designed to encourage such person to remain with the Bank. A total of 18,233 restricted shares were purchased at an average market value of $8.73. Rights to a total of 12,757 shares were issued to the board of directors and two executive officers in 2000. The fair value of these shares will be charged to expense over the five years vesting period. During each of the years ended September 30, 2003 and 2002, 2,554 shares vested.

      On September 5, 2002 the Bank established an additional RSP to provide both key employees and outside directors with a proprietary interest in it in a manner designed to encourage such person to remain with the Bank. A total of 5,476 restricted shares were transferred from the RSP Plan established on April 16, 2000. An additional 7,516 shares will be purchased as vesting requirements need to be satisfied. Rights to a total of 12,992 shares were issued to the board of directors, two executive officers and three employees. The fair value of these shares will be charged to expense over the four year vesting period. During each of the years ended September 30, 2003 and 2002, 3,250 shares vested.

      The awards become fully vested upon termination of employment due to death or disability.

      Stock-based compensation plan
      -----------------------------

      Farnsworth has a stock option plan that provides for the granting of non-qualified stock options. In April 1999, it issued 31,899 options at an exercise price of $8.86 per share to key Bank employees and non-employee members of its Board of Directors. The options vest ratably on the anniversary date over five years. The options expire ten years after the initial grant date. At September 30, 2003 and 2002, a total number of 25,523 and 19,142 options were vested, respectively, and none were exercised or forfeited.

      In September 2002, Farnsworth issued 25,981 options at an exercise price of $12.08 per share to key and non-key Bank employees and non-employee members of its Board Directors. The options vest ratably on the anniversary date over three years. The options expire ten years after the initial grant date. At September 30, 2003 and 2002, a total number of 17,321 and 8,660 options were vested, respectively, and none were exercised or forfeited.

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

                                                       2003          2002
                                                  -------------  ------------
             Net income:
                As reported                          $ 614,429     $ 395,231
                Proforma                             $ 595,323     $ 376,128

             Earnings per common share
                As reported
                      Basic                          $    1.51     $    0.98
                      Diluted                        $    1.45     $    0.96
                Proforma
                      Basic                          $    1.47     $    0.93
                      Diluted                        $    1.41     $    0.91

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

14.   Benefit Plans (Continued)
      -------------------------

      Stock-based compensation plan (Continued)
      -----------------------------------------

      The fair values were determined using the Black-Scholes option pricing model with the following weighted average assumptions for the 1999 and 2002 plans, respectively: 0% and 1% dividend yield, 5.88% and 5.75% risk free interest rate, 5 and 3 year expected life and 4.85% and 10.18% volatility.

15.   Net Income Per Common Share
---   ---------------------------

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

                                                           2003                                          2002
                                           ---------------------------------------  -----------------------------------------
                                                         Weighted          Per-                         Weighted       Per-
                                                          Average          Share                        Average       Share
                                            Income        Shares          Amount       Income           Shares        Amount
                                           ---------  ------------- --------------  ------------ ---------------- -----------
        Net income available to
        Common Shareholders                $614,429        433,031                     $395,231          433,031
        ESOP shares, not
        committed to be released                           (20,060)                                      (21,883)
        RSP shares                                          (6,789)                                       (8,616)
                                           ---------  ------------- --------------  ------------ ---------------- -----------
        Basic earnings per share            614,429        406,182         $ 1.51       395,231          402,532      $ 0.98
        Common stock
        equivalents                                         18,624                                         6,106
                                           ---------  ------------- --------------  ------------ ---------------- -----------
        Diluted earnings
        Per  share                         $614,429        424,806         $ 1.45      $395,231          408,638      $ 0.96
                                           =========  =============                 ============ ================

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

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


16.   Regulatory Capital Requirement (Continued)
      ------------------------------------------

      The Bank at September 30, 2003 and 2002 meets the regulatory risk based capital, Tier 1 capital, core capital and tangible capital requirements as summarized below:

                                                                                                To Be         Well
                                                                                             Capitalized      Under
                                                                       For        Capital       Prompt     Corrective
                                          Actual                    Adequacy     Purposes       Action     Provisions
                                          Amount         Ratio       Amount        Ratio        Amount        Ratio
                                        ------------  ------------ ------------ ------------ ------------- ------------
             As of September 30, 2003:
               Risk-based capital        $ 6,473        12.72%      $ 4,071        8.00%       $ 5,089       10.00%
               Tier 1 capital              6,145        12.08%          N/A          N/A         3,053        6.00%
               Core capital                6,145         6.71%        3,665        4.00%         4,582        5.00%
               Tangible capital            6,145         6.71%        1,375        1.50%           N/A          N/A

             As of September 30, 2002:
               Risk-based capital        $ 5,903        12.86%      $ 3,673        8.00%       $ 4,591       10.00%
               Tier 1 capital              5,430        11.83%          N/A          N/A         2,754        6.00%
               Core capital                5,430         6.58%        3,304        4.00%         4,125        5.00%
               Tangible capital            5,430         6.58%        1,237        1.50%           N/A          N/A


      The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") imposes increased requirements on the operations of financial institutions and mandated the development of regulations designed to empower regulators to take prompt corrective action with respect to institutions that fall below certain capital standards. FDICIA stipulates that an institution with less than 4% core capital is deemed to be undercapitalized. Quantitative measures established by FDICIA to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of September 30, 2003, that the Bank meets all capital adequacy requirements to which it is subject.

      As of September 2003, the date of the most recent notification from the OTS, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain risk based capital, Tier I capital and core capital ratios of 10%, 6%, and 5%, respectively. There are no conditions existing or events which have occurred since notification that management believes have changed the Bank's category.

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

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


17.   Parent Only Financial Information
      ---------------------------------

      The earnings of the subsidiaries are recognized by Farnsworth using the equity method of accounting. Accordingly, the earnings of the subsidiaries are recorded as increases in Farnsworth's investment in subsidiaries. The following are the condensed financial statements for Farnsworth (parent company only) as of September 30, 2003 and 2002 and for the years then ended.


             Statement of Financial Condition              2003           2002
                                                       ----------     ----------

             Assets
             Cash                                      $  296,863     $  366,720
             ESOP loan receivable                         151,396        182,328
             Investment in subsidiaries                 4,062,319      3,416,380
             Other assets                                  75,373         48,163
                                                       ----------     ----------

             Total assets                              $4,585,951     $4,013,591
                                                       ==========     ==========

             Liabilities
             Accrued expenses                          $   17,291     $   23,154
                                                       ----------     ----------
             Total liabilities                             17,291         23,154

             Stockholders' equity                       4,568,660      3,990,437
                                                       ----------     ----------

             Total liabilities and
                 stockholders' equity                  $4,585,951     $4,013,591
                                                       ==========     ==========

                                                           2003           2002
                                                       ----------     ----------

             Income from subsidiaries                  $  666,198     $  436,374
             Interest income                               16,848         22,794
                                                       ----------     ----------
             Total income                                 683,046        459,168

             Meeting expenses                              13,961         12,690
             Stock transfer fees                            6,938           --
             Professional fees                             74,386         68,460
                                                       ----------     ----------
             Total expenses                                95,285         81,150

             Income before income taxes                   587,761        378,018
             Income tax benefit                            26,668         17,213
                                                       ----------     ----------
             Net income                                $  614,429     $  395,231
                                                       ==========     ==========

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


17.   Parent Only Financial Information (Continued)
      ---------------------------------------------

Statement of Cash Flows                                     2003         2002
                                                         ---------    ---------

Cash flows from operations activities:
  Net income                                             $ 614,429    $ 395,231
  Adjustments to reconcile net income to net cash
     used in operating activities:
   Increase (decrease) in accrued expenses                  (5,863)       3,074
   Equity in undistributed earnings of subsidiaries       (645,939)    (436,374)
   Increase in other assets                                (27,210)     (14,555)
                                                         ---------    ---------

               Net cash used in operating activities       (64,583)     (52,624)
                                                         ---------    ---------

Cash flows from investing activities,
  repayment of ESOP loan                                    30,932       30,388
                                                         ---------    ---------

Cash flows from financing activities, cash dividends       (36,206)
                                                         ---------

Net decrease in cash                                       (69,857)     (22,236)
Cash - beginning                                           366,720      388,956
                                                         ---------    ---------

Cash - ending                                            $ 296,863    $ 366,720
                                                         =========    =========

Corporate Information
---------------------
                            FARNSWORTH BANCORP, INC.
                              789 Farnsworth Avenue
                          Bordentown, New Jersey 08505
                                 (609) 298-0723

                              PEOPLES SAVINGS BANK

                                   Main Office
                              789 Farnsworth Avenue
                             Bordentown, New Jersey


   Florence Office                 Marlton Office            Mt. Laurel Office
   4 Broad Street            320 Evesboro-Medford Road       101 Gaither Drive
Florence, New Jersey            Marlton, New Jersey       Mt. Laurel, New Jersey



                               Board of Directors

                                    Chairman
                                Edgar N. Peppler
                   Retired - President - Peppler Funeral Home

   George G. Aaronson, Jr.                      G. Edward Koenig, Jr.
  Realtor - Falconer & Bell             Retired - President - E.J.Koenig, Inc.
                                 (petroleum products/heating & air-conditioning)

       Charles E. Adams                            Gary N. Pelehaty
 Retired - Florence Township            President and Chief Executive Officer
        Administrator

       Joseph H. Kelly                        William H. Wainwright, Jr.
President - Kelly Enterprises                   Retired - Loan Officer
        (Investments)

                               Executive Officers

         Gary N. Pelehaty                                Charles Alessi
resident and Chief Executive Officer             Vice President, Chief Financial
                                                Officer, Secretary and Treasurer

                                    Officers

          Elaine C. Denelsbeck                         Christopher Nunn
           Assistant Secretary                        Assistant Treasurer


                        PEOPLES FINANCIAL SERVICES, INC.
                               BOARD OF DIRECTORS
               Gary N. Pelehaty                 Charles Alessi
                   President            Vice President, Chief Financial
                                        Officer, Secretary and Treasurer

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

                            ------------------------

The Company's Annual Report on Form 10-KSB for the fiscal year ended September 30, 2003 is available without charge upon written request. For a copy of the Form 10-KSB, please write or call Mr. Charles Alessi, Vice President at the Company's Office. The Annual Meeting of Stockholders will be held on February 17, 2004 at 10:00 a.m. at the Days Inn, 1073 Route 206, Bordentown, New Jersey.


                                       12