Form 10KSB, Exhibit 13
period 2004-09-30
FARNSWORTH BANCORP INC
filed 2004-12-29
CIK 1063568

FARNSWORTH BANCORP, INC.
                       2004 ANNUAL REPORT TO STOCKHOLDERS

                            FARNSWORTH BANCORP, INC.
                               2004 ANNUAL REPORT



                                TABLE OF CONTENTS

                                                                           Page
                                                                           ----

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

Report of Independent Registered Public Accounting Firm....................F-1

Consolidated Statements of Financial Condition.............................F-2

Notes to Consolidated Financial Statements.................................F-6

Corporate Information.......................................................11

                            FARNSWORTH BANCORP, INC.

To Our Stockholders:

         On behalf of our Board of Directors and employees, we are pleased to present our 2004 Annual Report to Stockholders.

         For the fiscal year ended September 30, 2004, the Company earned $606,000 or $1.22 per share, as compared to $614,000 or $1.26 per share for the fiscal year ended September 30, 2003. At September 30, 2004, the Company's assets totaled $95.6 million, as compared to $91.8 million at September 30, 2003. Stockholders' equity was $7.3 million or $13.38 per share at September 30, 2004, compared to $6.6 million or $14.52 per share at September 30, 2003. The increase in assets was primarily due to an increase in loans receivable, net.

         In order to fulfill the Company's capital needs, the Company completed a private stock offering in November 2004 in which 120,027 shares of its common stock were sold at $17.25 per share for aggregate gross offering proceeds of $2.1 million. This stock offering was made to a limited number of investors pursuant to an exemption from the registration requirements of the securities laws and improved the Company's capital for future growth.

         The Board of Directors has recently been expanded with the addition of two new directors: Mr. Coby M. Frier, the president and general manager of Eastampton Auto Center, Inc., and Mr. John J. Maley, Jr., a certified public accountant.

         The Company also continued its dividend policy in 2004 by paying a $.05 per share cash dividend in May 2004 and in November 2004. The Company also declared a 20% stock dividend in March 2004. These dividends reflect the Board's continuing commitment to enhance shareholder value in the Company and reflect the Company's positive earnings trend.

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

                                                             Cash Dividends
Quarter Ended                   High               Low            Per Share
-------------                   ----               ---            ---------
December 31, 2002..........   $12.30             $12.30             $0.05
March 31, 2003.............   $14.99             $12.92                 -
June 30, 2003..............   $15.21             $14.17             $0.05
September 30, 2003.........   $16.50             $15.25                 -

December 31, 2003..........   $18.00             $16.75             $0.05
March 31, 2004.............   $21.00             $16.67                 -
June 30, 2004 .............   $18.00             $16.50             $0.05
September 30, 2004.........   $20.75             $16.15                 -

         The number of shareholders of record of common stock as of December 10, 2004, was approximately 406. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At December 21, 2004, there were 650,311 shares outstanding.

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

                    Selected Financial Ratios and Other Data


                                                       At or For the Years Ended
                                                             September 30,
                                                       -------------------------
                                                           2004          2003
                                                           ----          ----
Return on average assets..........................         0.646%        0.705%
Return on average equity..........................          8.97          9.51
Average equity to average assets ratio............          7.20          7.41
Equity to assets at period end....................          7.60          7.15
Net interest rate spread..........................          3.87          3.98
Net yield on average interest-earning assets......          4.09          4.19
Non-performing loans to total assets..............          0.79          0.52
Allowance for loan losses to total loans..........          0.64          0.52
Dividend payout ratio.............................          9.17          6.62

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

         Quantitative Analysis. In order to encourage savings associations to reduce their interest rate risk, the OTS adopted a rule incorporating an interest rate risk ("IRR") component into the risk-based capital rules. The IRR component is a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its net portfolio value ("NPV") to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point ("bp") change in market interest rates. A resulting change in NPV of more than 2% of the estimated present value of total assets ("PV") will require the institution to deduct from its capital 50% of that excess change. The rules provide that the OTS will calculate the IRR component quarterly for each institution. Based on the Bank's asset size and risk-based capital, the Bank has been informed by the OTS that it is exempt from this rule. Nevertheless, the following table presents the Bank's NPV at September 30, 2004, as calculated by the OTS, based on quarterly information voluntarily provided to the OTS.


        Changes
       In Market                   Net Portfolio Value
       ---------        -------------------------------------------
    Interest Rates      $ Amount        $ Change         % Change   NPV Ratio(1)
    --------------      --------        --------         --------   ------------
   (basis points)(2)     (Dollars in thousands)
           +300            5,814          -5,425             -48%         6.22%
           +200            7,746          -3,493             -31%         8.08%
           +100            9,639          -1,601             -14%         9.82%
              0           11,239              --              --%        11.21%
           -100           11,546             306              +3%        11.41%

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

Financial Condition

         Total assets increased $3.8 million or 4.14% to $95.6 million at September 30, 2004 from $91.8 million at September<-1-160>30, 2003. The increase was primarily attributable to a $5.1 million increase in the Bank's loans receivable net, a $4.3 million increase in available for sale securities, and a $100,000 increase in equipment, partially offset by a decrease of $5.5 million in cash and due from banks and a decrease of $200,000 in held-to-maturity investment securities. The increase in loans receivable was due to greater marketing and increased demand in the Bank's primary market area. The Bank has increased its commercial real estate loan portfolio in recent periods.

         The Bank's total liabilities increased $3.0 million or 3.5% to $88.3 million at September 30, 2004 from $85.3 million at September<-1-160>30, 2003. The increase was primarily attributable to a $3.1 million increase in deposits, offset by a $100,000 decrease in FHLB advances. Deposits increased primarily due to stock market conditions and the resulting shift of investments into certificates of deposit and money market and NOW accounts, and increased deposits at the new Marlton branch.

         Stockholders' equity was $7.3 million or 7.6% of total assets at September 30, 2004, as compared to $6.6 million or 7.1% of total assets at September 30, 2003. The increase resulted primarily from net income.

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

                                                                                Year Ended September 30,
                                                    -----------------------------------------------------------------------------
                                                                     2004                                    2003
                                                    ------------------------------------     ------------------------------------
                                                                                Average                                 Average
                                                      Average                    Yield/       Average                    Yield/
                                                      Balance      Interest       Cost        Balance     Interest        Cost
                                                      -------      --------       ----        -------     --------        ----
                                                                             (Dollars in thousands)
Interest-earning assets:
    Loans receivable(1).........................      $66,798       $4,448         6.66%      $61,146      $4,426          7.24%
    Investment securities(2)....................       26,359          887         3.37        23,640         866          3.66
                                                      -------        -----       ------       -------       -----        ------
        Total interest-earning assets...........       93,157        5,335         5.73        84,786       5,292          6.24
Noninterest-earning assets......................          736           --       ------         2,401          --        ------
                                                      -------        -----                    -------       -----
        Total assets............................      $93,893        5,335                    $87,187       5,292
                                                      =======        =====                    =======       =====
Interest-bearing liabilities:
    NOW accounts................................      $10,663           89         0.84       $17,216          95          0.55
    Savings accounts............................       18,248          185         1.01        10,870         257          2.36
    Money market accounts.......................       10,904          151         1.38         7,245         126          1.74
    Certificates of deposit.....................       41,448        1,052         2.54        40,403       1,197          2.96
    FHLB - Advances.............................          890           52         5.83         1,022          61          5.95
                                                      -------        -----       ------       -------       -----        ------
        Total interest-bearing liabilities......       82,153        1,529         1.86        76,756       1,736          2.26
                                                                     -----       ------                     -----        ------
Noninterest-bearing liabilities.................        4,980                                   3,968
                                                      -------                                 -------
        Total liabilities.......................       87,133                                  80,724
Stockholders' equity............................        6,760                                   6,463
                                                      -------                                 -------
        Total liabilities and
        stockholders' equity....................      $93,893                                 $87,187
                                                      =======                                 =======
Net interest income.............................                    $3,806                                 $3,556
                                                                    ======                                 ======
Interest rate spread(3).........................                                   3.87%                                   3.98%
                                                                                 ======                                  ======
Net yield on interest-earning assets(4).........                                   4.09%                                   4.19%
                                                                                 ======                                  ======
Ratio of average interest-earning assets
    to average interest-bearing liabilities.....                                 113.39%                                 110.46%
                                                                                 ======                                  ======

----------------
(1)  Average balances include non-accrual loans.
(2) Includes mortgage-backed securities, investment securities and interest-bearing deposits in other financial institutions.
(3) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(4) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

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


                                                   Year Ended September 30,
                                                          2004 vs 2003
                                           ------------------------------------
                                                      Increase (Decrease)
                                                           Due to
                                           ------------------------------------
                                                                Rate/
                                           Volume      Rate     Volume     Net
                                           ------      ----     ------     ---
                                                      (In thousands)
Interest income:
    Loans receivable ...................    $ 409     $(355)    $ (32)    $  22
    Investment securities ..............       99       (70)       (8)       21
                                            -----     -----     -----     -----
        Total interest income ..........    $ 508     $(425)    $ (40)    $  43
                                            =====     =====     =====     =====

Interest expense:
    NOW accounts .......................    $ (36)    $  49     $ (19)    $  (6)
    Savings account ....................      174      (146)     (100)      (72)
    Money market accounts ..............       64       (26)      (13)       25
    Certificates of deposits ...........       30      (171)       (4)     (145)
    FHLB advances ......................       (8)       (1)       --        (9)
                                            -----     -----     -----     -----
        Total interest expense .........    $ 224     $(295)    $(136)    $(207)
                                            =====     =====     =====     =====

Change in net interest income ..........    $ 284     $(130)    $  96     $ 250
                                            =====     =====     =====     =====


Results of Operations

         Net Income. The Bank's net income decreased $8,000 for the year ended September 30, 2004, to $606,000 from $614,000 for the year ended September 30, 2003. This decrease was primarily attributable to a decrease in noninterest income of $134,000 and an increase in noninterest expense of $119,000, offset by increased net interest income after provision for loan losses of $198,000 and a decrease in income taxes of $47,000.

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

         Net interest income after provision for loan losses increased $198,000 or 5.7%, to $3.7 million for the year ended September 30, 2004. This increase was primarily due to an increase in interest earned on loans of $19,000 and an increase in interest earned on investments of $23,000, coupled with a decrease in interest paid on deposits of $199,000 and a decrease in interest paid on FHLB advances of $9,000, offset by an increase in the provision for loan losses of $52,000.

         The increase in the average balance of interest-earning assets of $8.3 million primarily reflects increases of approximately $5.6 million in the Bank's average balance of loans and $2.7 million in the average balance of securities.

         The increase in average interest-bearing liabilities of $5.4 million reflects an increase of $12.0 million in the average balance of savings, money market and certificates of deposit, partially offset by a decrease of $1.0 million in the average balance of FHLB borrowings and a decrease of $6.5 million in the average balance of interest-bearing NOW accounts.

         Provision for Loan Losses. Provision for loan losses was $123,000 for the year ended September 30, 2004, as compared to $71,000 for the year ended September 30, 2003. The provision is established to adjust the balance of the allowance for loan losses to a level management feels is appropriate based on the risk characteristics of the loan portfolio.

         Management believes the allowance for loan losses is at a level that is adequate to provide for estimated losses. However, there can be no assurance that further additions will not be made to the allowance and that such losses will not exceed the estimated amount.

         Noninterest Income. Noninterest income decreased $134,000 or 26.5% from $505,000 for the year ended September 30, 2003 to $372,000 for 2004. This decrease in the Bank's noninterest income was due to a decrease of $138,000 in net realized gains on the sale of available for sale securities and loans, offset by an increase in fees and other service charges of $4,000.

         Noninterest Expense. Noninterest expense increased $119,000 or 4.0% from $3.0 million for the year ended September 30, 2003, to $3.1 million for 2004. The increase in the Bank's noninterest expense was due to a $22,000 increase in other noninterest expense, an increase of $114,000 in the Bank's compensation and benefits and an increase of $1,000 in the Bank's federal insurance premiums, partially offset by a $18,000 decrease in the Bank's occupancy and equipment expense. The category of non-interest expense described as "other" is comprised of expenses related to advertising, fees charged by banks, loan processing fees, NOW expenses, costs related to supplies and various professional fees. The highest of these expenses was $159,000 for bank processing fees. The increase in compensation and benefits expense was due in part to additional personnel required to support the new branch office and the Bank's continued growth.

         Income Tax Expense. Income tax expense decreased $46,000 from $411,000 for the year ended September 30, 2003 to $365,000 for 2004. This decrease in income tax expense was primarily due to the decrease in net taxable earnings of the Bank. The Bank's effective tax rate was 37.6% and 40.1% for the years ended September 30, 2004 and 2003, respectively.

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

         Net cash provided by the Bank's operating activities (the cash effects of transactions that enter into the Bank's determination of net income e.g., non-cash items, depreciation, provision for loan losses) for the year ended September<-1-160>30, 2004 totaled $901,000, an increase of $178,000 as compared to 2003.

         Net cash used by the Bank's investing activities (i.e., cash disbursements, primarily for the purchase of the Bank's investment securities and mortgage-backed securities portfolios and the Bank's loan portfolio) for the year ended September 30, 2004, totaled $9.5 million, an increase of $2.8 million. The increase in cash used was primarily attributable to funding net loan growth of $5.2 million in 2004 as compared to $3.5 million in 2003 partially offset by net purchases of available for sale investment securities in 2004 of $4.0 million. Additional uses of cash were to purchase premises and equipment of $238,000 and redemption of Federal Home Loan Bank stock of $17,000. The use of cash was partially offset by paydowns and maturities of held-to-maturity investment securities of $200,000 in 2004.

         Net cash provided in the Bank's financing activities (i.e., cash receipts primarily from net proceeds from stock issuance and from net increases in deposits and net increases in FHLB advances) for the year ended September 30, 2004 totaled $3.0 million, a decrease of $5.3 million as compared to the year ended September 30, 2003. This increase was primarily attributable to increased deposits of $3.1 million offset by repayment of FHLB advances of $150,000, net of new advances and the purchase of stock for the Bank's restricted stock plan of $150,000.

         Approximately $23.5 million of the Bank's time deposits mature within the next 12 months. The Bank expects such deposits to be renewed at market rates. In addition to this source of continuing funding, the Bank has total borrowing capacity of 25% of total assets through the FHLB of New York.

       The following table discloses our contractual obligations and commitments as of September 30, 2004.

                                               Total
                                             Amounts         Less Than                                       Over
                                           Committed          1 Year        1-3 Years     4-5 Years       5 Years
                                           ---------          ------        ---------     ---------       -------
Construction loans in process.............    $1,041          $1,041           $  -          $  -           $  -
Other commitments to extend credit........     6,875           6,875              -             -              -
                                              ------          ------           ----          ----           ----
    Total.................................    $7,916          $7,916           $  -          $  -           $  -
                                              ======          ======           ====          ====           ====


                                                             Less Than                                      After
                                               Total          1 Year        1-3 Years     4-5 Years       5 Years
                                               -----          ------        ---------     ---------       -------
FHLB advances.............................    $  810            $155           $341          $314           $  -
Rentals under operating leases............       999              55             94           103            747
                                              ------            ----           ----          ----           ----
    Total.................................    $1,809            $210           $435          $417           $747
                                              ======            ====           ====          ====           ====


To the Board of Directors
Farnsworth Bancorp, Inc.


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We have audited the accompanying consolidated statements of financial condition of Farnsworth Bancorp, Inc. and Subsidiaries as of September 30, 2004 and 2003, and the related consolidated statements of income and comprehensive income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Farnsworth Bancorp, Inc. and Subsidiaries at September 30, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.







/S/ KRONICK KALADA BERDY & CO., P.C.

Kingston, Pennsylvania
December 1, 2004

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITIONS

                           SEPTEMBER 30, 2004 AND 2003


                                                                     2004            2003
                                                                ------------    ------------
                                       ASSETS
                                       ------
Cash and due from banks                                         $  6,009,330    $ 11,539,886
Securities available for sale                                     19,288,779      15,003,778
Securities held to maturity (fair value $269,191 and $475,189
  at September 30, 2004 and 2003, respectively)                      261,301         461,443
Loans receivable, net                                             66,502,369      61,462,266
Accrued interest receivable                                          448,194         415,259
Federal Home Loan Bank of New York stock at
  cost, substantially restricted                                     490,200         507,400
Premises and equipment                                             2,340,641       2,262,157
Deferred income taxes                                                137,719         125,667
Other assets                                                         126,650          51,712
                                                                ------------    ------------

        Total assets                                            $ 95,605,183    $ 91,829,568
                                                                ============    ============

                        LIABILITIES AND STOCKHOLDERS' EQUITY
                        ------------------------------------

Deposits:
   Non interest bearing                                         $  5,105,499    $  3,733,030
   Interest bearing                                               81,720,306      79,980,941
Federal Home Loan Bank advance                                       810,013         956,436
Advances by borrowers for taxes and insurance                        373,531         328,379
Accrued income taxes                                                 123,102          97,788
Accrued interest payable                                              63,219          23,122
Accounts payable and other accrued expenses                          146,039         146,405
                                                                ------------    ------------

        Total liabilities                                         88,341,709      85,266,101
                                                                ------------    ------------

Preferred stock $.10 par value, 1,000,000 shares
  authorized; none issued and outstanding                                  -               -
Common stock $.10 par value, 5,000,000 shares
  authorized; 542,666 and 452,023 shares issued for 2004
  and 2003 respectively; shares outstanding 530,284 and 433,031
  for 2004 and 2003, respectively                                     54,267          45,202
Additional paid in capital                                         6,515,350       4,688,162
Treasury stock at cost, 12,382 and 18,992
  for 2004 and 2003, respectively                                   (120,658)       (185,172)
Retained earnings substantially restricted                         1,068,643       2,260,041
Common stock acquired by employee stock
  ownership plan (ESOP)                                             (113,694)       (144,054)
Common stock acquired by restricted stock plans (RSPs)               (55,100)         (3,645)
Accumulated other comprehensive loss, unrealized depreciation
  on available for sale securities, net of income taxes              (85,334)        (97,067)
                                                                ------------    ------------

Total stockholders' equity                                         7,263,474       6,563,467
                                                                ------------    ------------

Total liabilities and stockholders' equity                      $ 95,605,183    $ 91,829,568
                                                                ============    ============

                  The accompanying notes are an integral part of these consolidated financial statements.

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

                 FOR THE YEARS ENDED SEPTEMBER 30, 2004 AND 2003


                                                                                        2004           2003
                                                                                    -----------    -----------
Interest income:
  Loans receivable                                                                  $ 4,448,345    $ 4,428,888
  Investments                                                                           886,175        863,151
                                                                                    -----------    -----------

        Total interest income                                                         5,334,520      5,292,039
                                                                                    -----------    -----------

Interest expense:
  Deposits                                                                            1,476,477      1,674,955
  Federal Home Loan Bank advances                                                        51,897         60,821
                                                                                    -----------    -----------

        Total interest expense                                                        1,528,374      1,735,776
                                                                                    -----------    -----------

        Net interest income                                                           3,806,146      3,556,263
Provision for loan losses                                                               122,700         70,879
                                                                                    -----------    -----------

        Net interest income after provision
          for loan losses                                                             3,683,446      3,485,384
                                                                                    -----------    -----------

Noninterest income:
  Fees and other service charges                                                        285,804        281,356
  Net realized gains on sale of:
    Available for sale securities                                                        51,433        167,441
    Loans                                                                                34,344         56,778
                                                                                    -----------    -----------

        Total noninterest income                                                        371,581        505,575
                                                                                    -----------    -----------

Noninterest expense:
  Compensation and benefits                                                           1,751,740      1,638,397
  Occupancy and equipment                                                               605,966        623,661
  Federal insurance premiums and assessments                                             13,667         12,118
  Service fees                                                                          122,584        105,999
  Professional fees                                                                     124,435        131,791
  Other                                                                                 465,551        453,337
                                                                                    -----------    -----------

        Total noninterest expense                                                     3,083,943      2,965,303
                                                                                    -----------    -----------

Income before provision for income taxes                                                971,084      1,025,656

Provision for income taxes                                                              364,819        411,227
                                                                                    -----------    -----------

        Net income                                                                      606,265        614,429

Other comprehensive income (loss):
  Unrealized gain (loss) on securities available for sale, arising during
     the period, net of tax expense (benefit) of  $28,190, 2004; $(115,076), 2003        42,637       (182,825)
  Reclassification adjustment, net of taxes of $20,529, 2004; $66,870, 2003             (30,904)      (100,571)
                                                                                    -----------    -----------
        Comprehensive income                                                        $   617,998    $   331,033
                                                                                    ===========    ===========

Net income per common share:
  Basic                                                                             $      1.22    $      1.26
                                                                                    ===========    ===========
  Diluted                                                                           $      1.13    $      1.21
                                                                                    ===========    ===========

Weighted average number of shares outstanding during the year:
  Basic                                                                                 497,803        487,418
                                                                                    ===========    ===========
  Diluted                                                                               534,384        509,767
                                                                                    ===========    ===========

                  The accompanying notes are an integral part of these consolidated financial statements.

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                 FOR THE YEARS ENDED SEPTEMBER 30, 2004 AND 2003


                                                                                                           Appreciation
                                                                     Retained      Common      Common    (Depreciation)      Total
                                         Additional                  Earnings      Stock       Stock     on Securities       Stock-
                              Common      Paid in      Treasury    Substantially  Acquired    Acquired   Available for      holders'
                              Stock       Capital       Stock       Restricted    By ESOP      By RSP    Sale, Net of Tax    Equity
                            ---------  ------------  ----------- ------------- -----------  -----------  ---------------- ----------
Balance at
  September 30, 2002         $ 37,985   $ 3,396,262   $ (185,172)  $ 2,980,935  $ (174,414)   $ (54,765)      $ 186,329  $6,187,160

Net income for the
  year ended
September 30, 2003                  -             -            -       614,429           -            -               -     614,429

RSP shares allocated                -             -                          -           -       51,120               -      51,120
ESOP shares allocated               -             -            -             -      30,360            -               -      30,360
Unrealized
  depreciation on
  securities                        -             -            -             -           -            -               -           -
  available for
  sale, net of tax                  -             -            -             -           -            -        (283,396)   (283,396)
Cash dividends
  ($.10 per share)                  -             -            -       (36,206)          -            -               -     (36,206)
20% stock dividend              7,217     1,291,900                 (1,299,117)                                                   -
                             --------   -----------   ----------   -----------  ----------    ---------       ---------  ----------

Balance at
  September 30, 2003           45,202     4,688,162     (185,172)    2,260,041    (144,054)      (3,645)        (97,067)  6,563,467

Net income for the
  year ended
  September 30, 2004                -             -                    606,265           -                            -     606,265

Issuance of additional
  common stock                    274        19,904                          -           -                            -      20,178
Acquisition of common
  stock by RSP                      -        67,686       64,514             -           -     (132,200)              -           -
RSP shares allocated                -             -                          -           -       80,745               -      80,745
ESOP shares allocated               -             -            -             -      30,360            -               -      30,360
Unrealized appreciation
  on securities                     -             -            -             -           -            -               -           -
  available for sale,
  net of tax                        -             -            -             -           -            -          11,733      11,733
Cash dividends
  ($.10 per share)                  -             -            -       (49,274)          -            -               -     (49,274)
20% stock dividend              8,791     1,739,598                 (1,748,389)                                                   -
                             --------   -----------   ----------   -----------  ----------    ---------       ---------  ----------

Balance at
  September 30, 2004         $ 54,267   $ 6,515,350   $ (120,658)  $ 1,068,643  $ (113,694)   $ (55,100)      $ (85,334) $7,263,474
                             ========   ===========   ==========   ===========  ==========    =========       =========  ==========

                  The accompanying notes are an integral part of these consolidated financial statements.

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED SEPTEMBER 30, 2004 AND 2003


                                                               2004            2003
                                                          ------------    ------------
Cash flows from operating activities:
  Net income                                              $    606,265    $    614,429
                                                          ------------    ------------

Adjustments  to reconcile net income to  net cash
  provided by operating activities:
    Depreciation                                               160,395         145,737
    Provision for loan losses                                  122,700          70,879
    Net gain on sale of investments                            (51,433)       (167,441)
    Stock compensation                                         111,105          81,480
    Increase in accrued interest receivable                    (32,935)        (24,800)
    (Increase) decrease in other assets                        (74,938)         18,228
    Increase (decrease) in income taxes                         19,810         (17,094)
    Increase (decrease) in accrued interest payable             40,097         (12,862)
    Increase (decrease) in accounts payable
      and other accrued liabilities                               (366)         14,177
                                                          ------------    ------------

        Total adjustments                                      294,435         108,304
                                                          ------------    ------------

        Net cash provided by operations                        900,700         722,733
                                                          ------------    ------------

Cash flows from investing activities:
  Net increase in loans receivable                          (5,162,803)     (3,506,927)
  Redemption and principal payments of
     held to maturity securities                               200,142         685,857
  Purchase of available for sale securities                (16,182,517)    (32,305,734)
  Proceeds from sale of available for sale securities       11,954,134      28,727,187
  Redemption (purchase) of Federal Home Loan Bank stock         17,200          (7,600)
  Purchase of premises and equipment                          (238,879)       (260,597)
                                                          ------------    ------------

        Net cash used in investing activities               (9,412,723)     (6,667,814)
                                                          ------------    ------------

Cash flows from financing activities:
  Issuance of additional common stock                           20,178               -
  Increase in deposits                                       3,111,834       8,424,984
  Federal Home Loan Bank repayments                           (146,423)       (138,038)
  Increase in advances by borrowers                             45,152          72,426
  Cash dividends                                               (49,274)        (36,206)
                                                          ------------    ------------

        Net cash provided by financing activities            2,981,467       8,323,166
                                                          ------------    ------------

Net increase (decrease) in cash and due from banks          (5,530,556)      2,378,085

Cash and due from banks at beginning of year                11,539,886       9,161,801
                                                          ------------    ------------

Cash and due from banks at end of year                    $  6,009,330    $ 11,539,886
                                                          ============    ============

Supplement disclosure:
  Cash paid during the period for:
    Interest                                              $  1,488,277    $  1,748,638
                                                          ============    ============
    Income taxes                                          $    382,513    $    424,571
                                                          ============    ============
  Non cash items:
    Unrealized gain (loss) on securities available for
      sale, net of deferred income taxes                  $     11,733    $   (283,396)
                                                          ============    ============
   Stock dividend                                         $  1,748,389    $  1,299,117
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

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.    Operations and Summary of Significant Accounting Policies
      ---------------------------------------------------------

      Basis of Financial Statement Presentation
      -----------------------------------------

      The consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America, include the accounts of Farnsworth Bancorp, Inc. and its wholly owned subsidiaries, Peoples Savings Bank (the "Bank") and Peoples Financial Services, Inc. (PFSI). All significant intercompany accounts and transactions have been eliminated in consolidation. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statements of financial condition and the reported amounts of revenues and expenses for the reporting periods. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant changes in the near term relate to the determination of the allowance for loan losses and the assessment of prepayment risks associated with mortgage-backed securities. Management believes that the allowance for loan losses is adequate and prepayment risks associated with mortgage-backed securities are properly recognized. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions in the market area. Additionally, assessments of prepayment risks related to mortgage-backed securities are based upon current market conditions, which are subject to frequent change.

      In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance for loan losses based on their judgements about information available to them at the time of their examination.

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

      Concentration of Risk
      ---------------------

      The Bank's lending is concentrated in loans secured by real estate located in the State of New Jersey. The Bank's loan portfolio is predominantly made up of first mortgage loans and loans secured by real estate in Burlington County. In general, the Bank's loan portfolio performance is dependent upon the local economic conditions.

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

      Loans classified as impaired, if any, are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A loan evaluated for impairment is deemed to be impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. All loans identified as impaired are evaluated independently. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. No loans were identified as impaired as of September 30, 2004 and 2003, respectively, or for the years then ended.

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

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


1. Operations and Summary of Significant Accounting Policies (Continued)
   --------------------------------------------------------------------

      Loans Sold
      ----------

      Loans sold were one-to-four family residential mortgages originated and intended for sale in the secondary market. The loans were carried in aggregate at lower of cost or estimated market value, based upon current delivery prices in the secondary market. Gains or losses on the sale of these loans are recognized in non-interest income at the time of sale using the specific identification method. All loans are sold without recourse. No loans were held for sale at either year end.

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

      At the time of the conversion, the Bank, in order to grant priority to eligible depositors in the event of future liquidation, established a liquidation account of $2,225,315, an amount equal to its total net worth as of June 30, 1998, the date of the latest statement of financial condition appearing in the final prospectus. The liquidation account will be maintained for the benefit of eligible account holders who continue to maintain their accounts at the bank after the conversion. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits. Subsequent increases in the deposit account will not restore an eligible account holder's interest in the liquidation account. In the unlikely event of a complete liquidation, each eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the account holder's current adjusted qualifying balances. The balance of the liquidation account on September 30, 2004 and 2003 has not been determined.

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

2. Stockholders' Equity (Continued)
   --------------------------------

      The Board of Directors declared a 20% stock dividend in 2004 and 2003. Basic and diluted earnings per share have been restated for 2003 to reflect the stock dividend. Employee stock option plans and restricted stock plans have also been restated to reflect the stock dividend. The ability of Farnsworth Bancorp, Inc. to pay dividends to stockholders is dependent upon the receipt of dividends from the Bank. The Bank may not declare or pay any dividend on or repurchase any of its capital stock if the effect thereof would cause its net worth to be reduced below: (1) the amount required for the liquidation account, or (2) the net worth requirements contained in section 563.13 (b) of the rules and regulation of the Office of Thrift Supervision (the "OTS"). At September 30, 2004, the amount of dividends that the Bank could pay to Farnsworth Bancorp, Inc. was approximately $1,639,300.

3.    Held to Maturity and Available for Sale Securities
      --------------------------------------------------

      The carrying amounts and fair values of these investments at September 30, 2004 and 2003 are summarized as follows:

                                                              September 30, 2004
                                              --------------------------------------------------------
                                                 Carrying        Gross    Unrealized        Fair
                                                              ------------------------
Held to maturity:                                 Value          Gains      Losses         Value
                                              --------------- ------------------------ ---------------
    Mortgage backed securities                     $ 261,301      $ 8,127       $ 237       $ 269,191
                                              =============== =========== ============ ===============


                                                              September 30, 2003
                                              --------------------------------------------------------
                                                 Carrying        Gross    Unrealized        Fair
                                                              ------------------------
Held to maturity:                                 Value          Gains      Losses         Value
                                              --------------- ------------------------ ---------------
    Mortgage backed securities                     $ 461,443     $ 13,793        $ 47       $ 475,189
                                              =============== ===========  =========== ===============

                                                              September 30, 2004
                                              --------------------------------------------------------
                                                 Carrying        Gross    Unrealized        Fair
                                                              ------------------------
                                                  Value          Gains      Losses         Value
                                              --------------- ------------------------ ---------------
Available for sale securities:
  U.S. Government and agency securities          $11,590,017     $ 12,973   $ 164,486     $11,438,504
  Mortgage backed securities                       7,839,741        6,831      61,537       7,785,035
                                              --------------- ------------------------ ---------------
     Total debt securities                        19,429,758       19,804     226,023      19,223,539
  Equity securities                                    1,243       63,997           -          65,240
                                              --------------- ------------------------ ---------------

                                                 $19,431,001     $ 83,801   $ 226,023     $19,288,779
                                              =============== ===========  =========== ===============


                                                              September 30, 2003
                                              --------------------------------------------------------
                                                 Carrying        Gross    Unrealized        Fair
                                                              ------------------------
                                                  Value          Gains      Losses         Value
                                              --------------- ------------------------ ---------------
Available for sale securities:
  U.S. Government and agency securities           $6,592,693          $ -   $ 225,830      $6,366,863
  Corporate bonds                                    503,474            -      13,024         490,450
  Mortgage backed securities                       8,067,985       37,363      11,233       8,094,115
                                              --------------- ------------------------ ---------------
     Total debt securities                        15,164,152       37,363     250,087      14,951,428
  Equity securities                                    1,243       51,107           -          52,350
                                              --------------- ------------------------ ---------------

                                                 $15,165,395     $ 88,470   $ 250,087     $15,003,778
                                              =============== =========== ============ ===============

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

3. Held to Maturity and Available for Sale Securities (Continued)
   -------------------------------------------------------------

      The schedule of maturities of available for sale debt securities at September 30, 2004 is as follows:

                                                 Amortized         Fair
                                                    Cost           Value
                                                -----------     -----------

        Due in one year to five years           $ 1,643,808     $ 1,614,156
        Due after five to ten years               4,986,040       4,897,190
        Due after ten years                       4,960,169       4,927,158
                                                -----------     -----------
                                                 11,590,017      11,438,504
        Mortgage backed securities                7,839,741       7,785,035
                                                -----------     -----------
                                                $19,429,758     $19,223,539
                                                ===========     ===========

      There is no schedule of maturities for mortgage backed securities because these investments are subject to prepayment.

      Mortgage-backed securities with a carrying value and fair value of $161,882 and $165,950 at September 30, 2004 and $260,551 and $267,339 at
      September 30, 2003 are pledged as security for deposits of governmental entities under the provisions of the Governmental Unit Deposit Protection Act.

      Information pertaining to securities with gross unrealized losses at September 30, 2004 is as follows:

                                                   Less than twelve months                Over twelve months
                                                -------------------------------     -------------------------------
                                                    Gross                              Gross
                                                 Unrealized           Fair           Unrealized          Fair
     Securities available for sale                 Losses            Value             Losses            Value
                                                --------------    -------------     -------------    --------------
         U.S. Government and agency securities        $     -       $        -          $164,486        $6,430,923
         Mortgage-backed securities                    53,844        4,378,182             7,693         2,181,580
                                                --------------    -------------     -------------    --------------
                  Total                               $53,844       $4,378,182          $172,179        $8,612,503
                                                ==============    =============     =============    ==============

      Management evaluates securities for other-than-temporary impairment on at least a quarterly basis. Consideration is given to the (1) length of time and extent to which the fair value as been less than cost, (2) the financial condition of the issuer and, (3) the intent and ability of the Bank to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair value. At September 30, 2004, the eleven securities with unrealized losses have depreciated 2% from the Bank's amortized cost basis. All these securities are either guaranteed by the U.S. Government or secured by mortgage loans. These unrealized losses relate principally to current interest rates for similar types of securities. As management has the ability to hold these securities until maturity, or for the foreseeable future, no declines are deemed to be other-than temporary.

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

4. Loans Receivable
   ----------------

      Loans receivable are summarized as follows:

                                                    2004            2003
                                                -----------     -----------

     First mortgage loans
       Secured by one to four family residence  $32,510,389     $31,628,121
       Construction loans                         3,382,055         988,911
       Commercial real estate                    24,830,014      18,556,448
       Land loans                                         -         985,945
                                                -----------     -----------
                                                 60,722,458      52,159,425
                                                -----------     -----------
     Less:
       Loans in process - real estate            (2,875,877)     (1,179,011)
       Net deferred loan origination fees          (109,749)       (272,007)
                                                -----------     -----------
     Total first mortgage loans                  57,736,832      50,708,407
                                                -----------     -----------
     Consumer and other loans:
       Home equity                                3,540,660       8,204,003
       Personal loans                               374,127         302,898
       Loans secured by savings                     226,073         205,008
       Commercial business loans                  1,315,687          66,000
       Mobile and automobile                      3,759,690       2,303,950
                                                -----------     -----------
     Total consumer and other loans               9,216,237      11,081,859
                                                -----------     -----------
     Total loans                                 66,953,069      61,790,266
     Less allowance for loan losses                (450,700)       (328,000)
                                                -----------     -----------
                                                $66,502,369     $61,462,266
                                                ===========     ===========

At September 30, 2004 and 2003, nonaccrual loans for which interest had been discontinued totaled approximately $754,000 and $191,000, respectively. Interest income actually recognized is summarized as follows:

                                                    2004            2003
                                                -----------     ------------
      Interest income that would have
        been recognized                         $    65,628     $      9,774
      Income recognized                              34,994            1,256
                                                -----------     ------------
      Interest income foregone                  $    30,634     $      8,518
                                                ===========     ============

      An analysis of the change in the allowance for loan losses:

                                                    2004            2003
                                                -----------     ------------
      Allowance for loan losses:
        Beginning of year                       $   328,000     $    280,000
        Additional provisions                       122,700           70,879
        Charge offs                                       -          (22,879)
                                                -----------     ------------
                                                $   450,700     $    328,000
                                                ===========     ============

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

4. Loans Receivable (Continued)
   ---------------------------

      The activity with respect to loans to directors, officers and associates of such persons is summarized as follows:

                                                    2004            2003
                                                -----------     ------------
        Beginning of year                       $   580,080     $    574,731
        Loans originated                            527,893          141,192
        Collection of principal                    (346,719)        (135,843)
                                                -----------     ------------
        End of year                             $   761,254     $    580,080
                                                ===========     ============


      All loans to directors, officers and associates of such persons are collateralized by deposits and/or real estate.

5. Servicing
   ---------

      Loans serviced for others are not included in the accompanying consolidated statements of financial position. The unpaid principal balances of mortgage and other loans serviced for others were $8,490,794 and $5,411,116 at September 30, 2004 and 2003, respectively.

6. Accrued Interest Receivable
   ---------------------------

      Accrued interest receivable is summarized as follows:

                                                    2004            2003
                                                -----------     ------------
      Loans receivable                          $   282,684     $    291,154
      Morgage backed securiies                       30,068           36,434
      Other securities                              135,442           87,671
                                                -----------     ------------
                                                $   448,194     $    415,259
                                                ===========     ============

7. Premises and Equipment
   ----------------------

      Premises and equipment are summarized by major classification as follows:

                                                    2004              2003        Useful lives
                                                -----------       -----------   ----------------

     Land                                         $ 125,553         $ 125,553
     Office building improvements (Marlton)         119,022           119,022     7 to 40 years
     Office building (Bordentown)                 1,361,417         1,361,417    25 to 40 years
     Office building (Florence)                      55,876            53,032    25 to 40 years
     Office building (Mount Laurel)                 680,877           674,336    25 to 40 years
     Furniture, fixtures and equipment              994,610           817,039     5 to 7 years
                                                -----------       -----------
                                                  3,337,355         3,150,399
     Less accumulated depreciation                1,068,066           917,749
                                                -----------       -----------
                                                $ 2,269,289       $ 2,232,650
                                                ===========       ===========

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

7. Premises and Equipment (Continued)
   ---------------------------------

      Depreciation charged to operations was $160,395 and $145,737 for 2004 and 2003, respectively. The Bank leases the Marlton building and has renovated the leased space as a branch, which opened in the second quarter of fiscal year 2003. This lease is included in footnote 12.

8. Deposits
   --------

      Deposits as of September 30 are summarized as follows:

                                                    2004            2003
                                                -----------     -----------
        NOW accounts                            $ 9,932,646      $10,302,694
        Money market accounts                    11,758,807       10,050,161
        Passbook and club accounts               18,106,102       18,189,985
        Non interest bearing                      5,105,499        3,733,030
                                                -----------      -----------
        Subtotal                                 44,903,054       42,275,870
                                                -----------      -----------
        Certificates of deposit:
          1.01% to 2.00%                         16,976,225       18,127,556
          2.01% to 3.0%                           8,245,361        9,664,781
          3.01% to 4.0%                          12,103,945       10,075,146
          4.01% to 5.0%                           4,388,071        2,990,317
          5.01% to 6.0%                             209,149          580,301
                                                -----------      -----------
        Subtotal                                 41,922,751       41,438,101
                                                -----------      -----------
                                                $86,825,805      $83,713,971
                                                ===========      ===========

      Deposits of officers and directors totaled $363,000 and $70,000 at September 30, 2004 and 2003, respectively. The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $4,054,000 and $13,795,000 at September 30, 2004 and 2003.
      These certificates of deposit do not receive preferential rates of interest. Deposits in excess of $100,000 are not federally insured.

      As of September 30, 2004 and 2003, scheduled maturities of certificates of deposit (rounded to the nearest $1,000) are summarized as follows:

                                                    2004            2003
                                                -----------     -----------
        Due in 3 months or less                 $ 7,176,000      $ 8,223,000
        Due after 3 months to 1 year             16,333,000       17,322,000
        Due after 1 year to 3 years              11,438,000        9,190,000
        Due after 3 years to 5 years              6,976,000        6,703,000
                                                -----------      -----------
                                                $41,923,000      $41,438,000
                                                ===========      ===========

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

8. Deposits (Continued)
   -------------------

      Interest expense on deposits for the years ended September 30, 2004 and 2003 is summarized as follows:

                                                    2004            2003
                                                -----------     -----------
        NOW accounts                            $    89,142      $    95,428
        Money market accounts                       150,521          126,129
        Passbook and club accounts                  184,909          256,509
        Certificates of deposit                   1,051,905        1,196,889
                                                -----------      -----------
                                                $ 1,476,477      $ 1,674,955
                                                ===========      ===========


9. Federal Home Loan Bank Advance
   ------------------------------

      This advance bears fixed interest at 5.9% and matures in April 2009. It is collateralized by FHLB stock and investment securities. The Bank has approximately $23,090,000 available for borrowing as of September 30, 2004.

   Principal payment are as follow:

                  2005                       $ 155,318
                  2006                         164,754
                  2007                         174,762
                  2008                         186,292
               Thereafter                      128,887
                                             ---------
                 Total                       $ 810,013
                                             =========


10.  Net Gain on Sale of Investments
     -------------------------------

      For the years ended September 30, 2004 and 2003, proceeds from sales of securities available for sale amounted to $11,954,134 and $28,727,187, respectively. Gross realized gains amounted to $51,433 and $167,441, respectively. Gross realized losses amounted to $-0- and $-0-, respectively.

11.  Income Taxes
     ------------

      The Bank has qualified as a Savings Institution under provisions of the Internal Revenue Code. Prior to January 1, 1996 the Bank was permitted to deduct from taxable income an allowance for bad debts based on a percentage-of taxable income. Such percentage was 8% before such deduction. Retained earnings at September 30, 2004 and 2003 included untaxed earnings of approximately $253,000 and $278,700, respectively, representing such bad debt deductions.

      Retained earnings at September 30, 2004 and 2003 includes approximately $153,850 of tax bad debt deductions which are considered a permanent difference between the book and income tax basis of loans receivable, and for which income taxes have not been provided. If such amount is used for purposes other than bad debt losses, including distributions in liquidation, it will be subject to income tax at the then current rate.

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

11. Income Taxes (Continued)
    -----------------------

    The provision for federal and state income taxes differs from that computed at the statutory rate as follows:


                                                            2004         2003
                                                         ---------    ---------
             Statutory tax rates                            34%          34%
             Tax at statutory rates                        330,168      348,733
             New Jersey Savings Institution Tax and
                Corporation Income Tax                      44,050       59,066
             Change in enacted state tax rate                    -        7,890
             Miscellaneous                                  (9,399)      (4,462)
                                                         ---------    ---------
                                                         $ 364,819    $ 411,227
                                                         =========    =========


      The tax provision is summarized as follows:

                                                          2004         2003
                                                         ---------    ---------
             Current federal                               282,380      339,687
             Deferred federal                               (6,737)     (20,962)
             Current state                                 102,249       98,414
             Deferred state                                (13,073)      (5,912)
                                                         ---------    ---------
                                                         $ 364,819    $ 411,227
                                                         =========    =========


      The following temporary differences gave rise to deferred tax assets and liabilities:

                                                            2004           2003
                                                          ---------    ---------
             Deferred tax assets:
               Allowance for loan losses                  $ 180,280    $ 131,200
               Unrealized depreciation on investments        56,889       64,647
               Loans                                         31,293       23,523
               Accrued compensation                          24,078       23,767
                                                          ---------    ---------
               Total deferred tax assets                    292,540      243,137
                                                          ---------    ---------

             Deferred tax liabilities:
               Premises and equipment                       115,068       67,460
               Tax reserve for loan losses                   39,753       50,010
                                                          ---------    ---------
               Total deferred tax liabilities               154,821      117,470
                                                          ---------    ---------
               Net deferred tax asset (liability)         $ 137,719    $ 125,667
                                                          =========    =========

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


12. Commitments
    -----------

      At September 30, 2004 the Bank had the following commitments outstanding. Mortgage commitments are for 45 days. Home equity commitments are for 60 days. Commitments on other loans are for 90 days. The commitments are summarized as follows:

                              Amounts             Rate                  Term
                              -------             ----                  ----

Mortgages (fixed rate)          $ 664,800  5.25% to 6.25%      15 to 30 years
                                             0 to 1 point
Home equity loans                 379,000  5.75% to 6.50%      7 to 15 years
                                             0 points
Other loans                     6,875,200  4.00% to 6.25%      .5 to 25 years
                              -----------
                              $ 7,919,000  0 to 1 points
                              ===========



      There are twelve letters of credit outstanding at September 30, 2004. An annual fee of 1/2 to 1 percent is due on each of the letters of credit. Interest is due at various rates if the letters of credit are utilized. The amount of the twelve letters totals $744,828. The Bank also has consumer and commercial lines of credit with undrawn balances of $2,454,266 and $59,000, respectively.

      The Bank has available two lines of credit through the Federal Home Loan Bank. An overnight line of credit is available in the amount of $4,796,900. Additionally, a one month overnight repricing line of credit is available in the amount of $4,796,900.

      Future minimum lease payments under noncancellable operating leases for branch building and transportation equipment are as follows:

                        2005            $  54,666
                        2006               47,643
                        2007               46,772
                        2008               49,578
                        2009               52,806
                     Thereafter           747,631
                                       ----------
                        Total          $  999,096
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

13. Financial Instruments (Continued)
    --------------------------------

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

     Off-Balance-Sheet Instruments
     -----------------------------

     The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing need of its customers. These financial instruments consist of commitments to extend credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan agreement. These commitments are comprised of the undisbursed portion of loans and letters of credit. The Bank's exposure to credit loss from nonperformance by the other party to the financial instruments for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making
     commitments  as  it  does  for  on-balance-sheet  instruments.   Generally,
     collateral, usually in the form of real estate, is required to support financial instruments with credit risk. Commitments generally have fixed expirations dates or other termination clauses and may require a payment of a fee. Since many of the commitments are expected to expire without being drawn upon by customers, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. The fair value of commitments is not considered significant.

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

13. Financial Instruments (Continued)
    --------------------------------

      The  carrying   amounts  and  estimated   fair  values  of  the  financial
      instruments were as follows:


                                                          Carrying        Fair         Carrying         Fair
                                                           Amount         Value         Amount         Value
                                                      ------------- -------------- -------------- -------------

             Financial Assets (000's omitted)
             ---------------------------------------
             Cash and due from banks                      $ 6,009        $ 6,009        $11,540       $11,540
             Securities held to maturity                      261            269            461           475
             Securities available for sale                 19,289         19,289         15,004        15,004
             FHLB stock                                       490            490            507           507
             Loans receivable                              66,502         67,052         61,462        64,186
             Accrued interest receivable                      448            448            415           415

             Financial Liabilities (000's omitted)
             ---------------------------------------
             Deposit liabilities                           86,826         87,037         83,714        85,129
             FHLB advances                                    810            900            956         1,076
             Accrued interest payable                          63             63             23            23
             Other liabilities                                643            643            572           572

14. Benefit Plans
    -------------

      401 (k) Plan
      ------------

      A 401 (k) Plan covers substantially all employees. Employees may contribute up to 15 percent of their compensation subject to certain limits based on federal tax laws. The Corporation makes matching discretionary contributions equal to 50 percent of the first 6 percent of an employee's compensation contributed to the Plan. Matching contributions vest immediately. For the years ended September 30, 2004 and 2003, expense attributable to the Plan amounted to $26,105 and $22,965, respectively.

      Employee Stock Option Plan (ESOP)
      ---------------------------------

      Effective upon conversion (Note 2), an ESOP was established for all eligible employees. The ESOP used $303,880 of proceeds from a term loan from Farnsworth to purchase 43,759 shares of Company common stock in the initial offering. The term loan of $121,008 at September 30, 2004, including interest, is payable in equal monthly installments through March 2008. The interest rate is 8.50% fixed for the term of the loan. The Bank is making contributions to the ESOP which are equal to the principal and interest payment required from the ESOP on the term loan. Unallocated shares purchased with the loan proceeds are pledged as collateral for the term loan and are held in a suspense account for future allocation among participants. Shares released from the suspense account are allocated among the participants on the basis of compensation. ESOP shares pledged as collateral are reported as common stock acquired by ESOP in the consolidated statements of financial condition. As shares are committed to be released from collateral the shares become outstanding for net income per common share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings.

                                                    2004                2003
                                                  ---------          ---------

             Allocated shares                      $ 26,251           $ 21,875
             Unallocated shares                      17,508             21,884
                                                  ---------          ---------

             Total ESOP shares                     $ 43,759           $ 43,759
                                                   ========           ========

             Fair value of unallocated shares     $ 350,160          $ 246,090
                                                  =========          =========

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

14. Benefit Plans (Continued)
    ------------------------

      Restricted Stock Plans (RSP)
      ----------------------------

      On April 16, 2000 the Bank established a RSP to provide both key employees and outside directors with a proprietary interest in it in a manner designed to encourage such person to remain with the Bank. A total of 21,879 restricted shares were purchased at an average market value of $7.27. Rights to a total of 15,308 shares were issued to the board of directors and two executive officers in 2000. The fair value of these shares is being charged to expense over the five year vesting period. During the years ended September 30, 2004 and 2003, 1,531 and 2,554 shares vested, respectively. At September 30, 2004, all shares were vested.

      On September 5, 2002 the Bank established an additional RSP to provide both key employees and outside directors with a proprietary interest in it in a manner designed to encourage such person to remain with the Bank. To fund this plan, the Bank purchased a total of 6,571 restricted shares from the RSP Plan established on April 16, 2000 and 6,610 shares in March 2004 at a market value of $20 a share. An additional 2,409 shares will be purchased as vesting requirements need to be satisfied. Rights to a total of 15,590 shares were issued to the board of directors, two executive officers and three employees. The fair value of these shares is being charged to expense over the four year vesting period. During each of the years ended September 30, 2004 and 2003, 3,900 shares vested. At September 30, 2004 and 2003, 11,695 and 7,795 shares were vested.

      The awards become fully vested upon termination of employment due to death or disability.

      Stock-based compensation plan
      -----------------------------

      Farnsworth has a stock option plan that provides for the granting of non-qualified stock options. In April 1999, it issued 38,279 options at an exercise price of $7.38 per share to key Bank employees and non-employee members of its Board of Directors. The options vest ratably on the anniversary date over five years. The options expire ten years after the initial grant date. At September 30, 2004 and 2003, a total number of 35,545 and 30,628 options were vested, respectively. During 2004, 2,734 shares were exercised.

      In September 2002, Farnsworth issued 31,177 options at an exercise price of $10.07 per share to key and non-key Bank employees and non-employee members of its Board Directors. The options vest ratably on the anniversary date over three years. The options expire ten years after the initial grant date. At September 30, 2004 and 2003, a total number of 31,177 and 20,785 options were vested, respectively, and none were exercised or forfeited.

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

                                                   2004                2003
                                                 ---------          ---------
             Net income:
                As reported                      $ 606,265          $ 614,429
                Proforma                           591,218            595,323

             Earnings per common share
                As reported
                      Basic                           1.22               1.26
                      Diluted                         1.13               1.21
                Proforma
                      Basic                           1.19               1.22
                      Diluted                         1.11               1.16

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

14. Benefit Plans (Continued)
    ------------------------

      Stock-based compensation plan (Continued)
      ----------------------------------------

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

                                                        2004                                  2003
                                     -------------------------------------  -------------------------------------
                                                      Weighted      Per-                    Weighted       Per-
                                                      Average      Share                     Average      Share
                                          Income       Shares      Amount       Income       Shares       Amount
                                     ------------- ----------- -----------  ------------ ------------ -----------
        Net income available to
        Common Shareholders             $ 606,265      525,259                $ 614,429      433,031
        ESOP shares, not
        committed to be released                       (20,751)                              (24,072)
        RSP shares                                      (6,705)                               (8,147)
                                     ------------- ----------- -----------  ------------ ------------ -----------
        Basic earnings per share          606,265      497,803     $ 1.22       614,429      487,418      $ 1.26
        Common stock
        equivalents                                     36,581                                22,349
                                     ------------- ----------- -----------  ------------ ------------ -----------
        Diluted earnings
        Per  share                      $ 606,265      534,384     $ 1.13     $ 614,429      509,767      $ 1.21
                                     ============= =========== ===========  ============ ============ ===========

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

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)



16.  Regulatory Capital Requirement (Continued)
     ------------------------------------------

      The Bank at September 30, 2004 and 2003 meets the regulatory risk based capital, Tier 1 capital, core capital and tangible capital requirements as summarized below:

                                                                                                   To Be Well
                                                                                                Capitalized Under
                                                                           For Capital          Prompt Corrective
                                                  Actual                Adequacy Purposes       Action Provisions
                                        -------------------------- ------------------------- -----------------------
                                             Amount        Ratio        Amount       Ratio      Amount       Ratio
                                        ------------  ------------ ------------ ------------ ---------- ------------
             As of September 30, 2004:
               Risk-based capital           $ 7,284        13.11%      $ 4,445        8.00%    $ 5,557       10.00%
               Tier 1 capital                 6,741        12.13%          N/A         N/A       3,334        6.00%
               Core capital                   6,741         7.05%        3,827        4.00%      4,779        5.00%
               Tangible capital               6,741         7.05%        1,434        1.50%        N/A         N/A

             As of September 30, 2003:
               Risk-based capital           $ 6,473        12.72%      $ 4,071        8.00%    $ 5,089       10.00%
               Tier 1 capital                 6,145        12.08%          N/A         N/A       3,053        6.00%
               Core capital                   6,145         6.71%        3,665        4.00%      4,582        5.00%
               Tangible capital               6,145         6.71%        1,375        1.50%        N/A          N/A


      The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") imposes increased requirements on the operations of financial institutions and mandated the development of regulations designed to empower regulators to take prompt corrective action with respect to institutions that fall below certain capital standards. FDICIA stipulates that an institution with less than 4% core capital is deemed to be undercapitalized. Quantitative measures established by FDICIA to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of September 30, 2004, that the Bank meets all capital adequacy requirements to which it is subject.

      As of September 2004, the date of the most recent notification from the OTS, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain risk based capital, Tier I capital and core capital ratios of 10%, 6%, and 5%, respectively. There are no conditions existing or events which have occurred since notification that management believes have changed the Bank's category.

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

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)



17.   Parent Only Financial Information

      The earnings of the subsidiaries are recognized by Farnsworth using the equity method of accounting. Accordingly, the earnings of the subsidiaries are recorded as increases in Farnsworth's investment in subsidiaries. The following are the condensed financial statements for Farnsworth (parent company only) as of September 30, 2004 and 2003 and for the years then ended.


             Statement of Financial Condition                     2004                2003
                                                               -----------         -----------
             Assets
             Cash                                              $   367,808         $   296,863
             ESOP loan receivable                                  121,008             151,396
             Investment in subsidiaries                          4,564,879           4,062,319
             Other assets                                           98,430              75,373
                                                               -----------         -----------
             Total assets                                      $ 5,152,125         $ 4,585,951
                                                               ===========         ===========

             Liabilities
             Accrued expenses                                  $    26,474         $    17,291
                                                               -----------         -----------
             Total liabilities                                      26,474              17,291

             Stockholders' equity                                5,125,651           4,568,660
                                                               -----------         -----------

             Total liabilities and
                 stockholders' equity                          $ 5,152,125         $ 4,585,951
                                                               ===========         ===========

                                                                   2004                2003
                                                                 ---------           ---------

             Income from subsidiaries                            $ 654,936           $ 666,198
             Interest income                                        14,127              16,848
                                                                 ---------           ---------
             Total income                                          669,063             683,046

             Meeting expenses                                       10,340              13,961
             Stock transfer fees                                         -               6,938
             Printing                                               10,000                   -
             Professional fees                                      67,531              74,386
                                                                 ---------           ---------
             Total expenses                                         87,871              95,285

             Income before income taxes                            581,192             587,761
             Income tax benefit                                     25,073              26,668
                                                                 ---------           ---------
             Net income                                          $ 606,265           $ 614,429
                                                                 =========           =========

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)



17. Parent Only Financial Information (Continued)
    --------------------------------------------

             Statement of Cash Flows                                                     2004                2003
                                                                                      ---------            ---------
             Cash flows from operations activities:
               Net income                                                             $ 606,265            $ 614,429
               Adjustments to reconcile net income to net cash
                  Used in operating activities:
                Increase (decrease) in accrued expenses                                   9,183               (5,863)
                Equity in undistributed earnings of subsidiaries                       (654,936)            (645,939)
                Increase in other assets                                                (23,057)             (27,210)
                                                                                      ---------            ---------

                            Net cash provided by (used in) operating activities         (62,545)             (64,583)
                                                                                      ---------            ---------

             Cash flows from investing activities:
               Repayment of ESOP loan                                                    30,388               30,932
                                                                                      ---------            ---------

                             Net cash provided by investing activities                   30,388               30,932
                                                                                      ---------            ---------

             Cash flows from financing activities:
               Issuance of stock                                                        152,376
               Dividends                                                                (49,274)             (36,206)
                                                                                      ---------            ---------
                            Net cash provided by (used in) financing activities         103,102              (36,206)
                                                                                      ---------            ---------

             Net increase (decrease) in cash                                             70,945              (69,857)
             Cash - beginning                                                           296,863              366,720
                                                                                      ---------            ---------

             Cash - ending                                                            $ 367,808            $ 296,863
                                                                                      =========            =========


18. Subsequent Event
    ----------------

     Subsequent to September 30, 2004, Farnsworth Bancorp, Inc. completed a private placement offering for 120,027 shares for approximately $2,070,000.

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

                               Board of Directors

                                    Chairman
                                Edgar N. Peppler
                   Retired - President - Peppler Funeral Home

       George G. Aaronson, Jr.                       G. Edward Koenig, Jr.
               Realtor                                      Retired
           Falconer & Bell                        President - E.J.Koenig, Inc.
           Charles E. Adams                             Gary N. Pelehaty
               Retired                       President and Chief Executive Officer
   Florence Township Administrator     Farnsworth Bancorp, Inc. and Peoples Savings Bank
           Joseph H. Kelly                         William H. Wainwright, Jr.
              President                                     Retired
          Kelly Enterprises                               Loan Officer
          John J. Maley, Jr.                             Coby M. Frier
   Certified Public Accountant and               President and General Manager
   Registered Municipal Accountant                Eastampton Auto Center, Inc.

                               Executive Officers

          Gary N. Pelehaty                             Charles Alessi
President and Chief Executive Officer          Vice President, Chief Financial
                                              Officer, Secretary and Treasurer

                                    Officers

                Elaine C. Denelsbeck                 Christopher Nunn
                Assistant Secretary                 Assistant Treasurer


                        PEOPLES FINANCIAL SERVICES, INC.
                               BOARD OF DIRECTORS
                   Gary N. Pelehaty                   Charles Alessi
                      President                  Vice President, Chief Financial
                                                Officer, Secretary and Treasurer
                 R. Theodore Hinderer                 Jonas Singer
                   President                            Attorney
             Credit Lenders Title Agency        Wells, Singer, Rubin & Musulin

                            ________________________

     Local Counsel                             Independent Auditors
     Wells, Singer, Rubin & Musulin            Kronick Kalada Berdy & Co.
     6 East Park Street                        190 Lathrop Street
     Bordentown, New Jersey 08505              Kingston, Pennsylvania 18704

     Special Counsel                           Transfer Agent and Registrar
     Malizia Spidi & Fisch, PC                 Computershare Trust Company, Inc.
     1100 New York Avenue, N.W.                350 Indiana Street
     Suite 340 West                            Suite 800
     Washington, D.C. 20005                    Golden, Colorado 80401
                            ________________________

The Company's Annual Report on Form 10-KSB for the fiscal year ended September 30, 2004 is available without charge upon written request. For a copy of the Form 10-KSB, please write or call Mr. Charles Alessi, Vice President at the Company's Office. The Annual Meeting of Stockholders will be held on February 22, 2005 at 10:00 a.m. at the Days Inn, 1073 Route 206, Bordentown, New Jersey.