Form 10KSB, Exhibit 13
period 2005-09-30
FARNSWORTH BANCORP INC
filed 2005-12-27
CIK 1063568

FARNSWORTH BANCORP, INC.
                       2005 ANNUAL REPORT TO STOCKHOLDERS

                            FARNSWORTH BANCORP, INC.
                               2005 ANNUAL REPORT


                                TABLE OF CONTENTS

                                                                            Page

Letter to Stockholders.........................................................1

Corporate Profile..............................................................2

Stock Price Information........................................................2

Selected Financial Ratios and Other Data.......................................3

Management's Discussion and Analysis
of Financial Condition and Results of Operations...............................4

Report of Independent Registered Public Accounting Firm......................F-1

Consolidated Statements of Financial Condition...............................F-2

Notes to Consolidated Financial Statements...................................F-6

Corporate Information.........................................................11

                            FARNSWORTH BANCORP, INC.

To Our Stockholders:

         On behalf of our Board of Directors and employees, we are pleased to present our 2005 Annual Report to Stockholders.

         For the fiscal year ended September 30, 2005, the Company earned $336,000 or $.54 per share, as compared to $606,000 or $1.22 per share for the fiscal year ended September 30, 2004. At September 30, 2005, the Company's assets totaled $104 million, as compared to $95.5 million at September 30, 2004. Stockholders' equity was $9.2 million or $14.21 per share at September 30, 2005, compared to $7.3 million or $13.38 per share at September 30, 2004. The increase in assets was primarily due to an increase in cash, investments and loans receivable, net.

         The Company also continued its dividend policy in 2005 by paying a $.05 per share cash dividend in May 2005 and in November 2005. The Company also declared a 20% stock dividend in March 2004. These dividends reflect the Board's continuing commitment to enhance shareholder value in the Company and reflect the Company's positive earnings trend.

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

In addition to the Bank, the Company has one subsidiary, Peoples Financial Services, Inc., a New Jersey corporation. Peoples Financial Services, Inc. was organized for the purpose of providing securities brokerage and investment advisory services and products to customers of the Bank and the general public. Peoples Financial Services, Inc. has a networking agreement with a third party and offers such products and services from the Bank's main and branch offices.

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

                                                                  Cash Dividends
Quarter Ended                          High             Low            Per Share
December 31, 2003.................   $18.00           $16.75            $0.05
March 31, 2004....................   $21.00           $16.67                -
June 30, 2004.....................   $18.00           $16.50                -
September 30, 2004................   $20.75           $16.15            $0.05

December 31, 2004.................   $18.10           $18.10            $0.05
March 31, 2005....................   $19.25           $19.25                -
June 30, 2005 ....................   $19.50           $19.50                -
September 30, 2005................   $18.60           $18.60            $0.05

         The number of shareholders of record of common stock as of December 1, 2005, was approximately 398. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At December 1, 2005, there were 650,316 shares issued and outstanding.

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

                    Selected Financial Ratios and Other Data

                                                    At or For the Years Ended
                                                           September 30,
                                                  ------------------------------
                                                       2005             2004
                                                       ----             ----
Return on average assets..........................     0.33%           0.646%
Return on average equity..........................     3.71             8.97
Average equity to average assets ratio............     8.86             7.20
Equity to assets at period end....................     8.86             7.60
Net interest rate spread..........................     3.56             3.87
Net yield on average interest-earning assets......     3.84             4.09
Non-performing loans to total assets..............     0.53             0.79
Allowance for loan losses to total loans..........     0.69             0.64
Dividend payout ratio.............................     9.99             9.17

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

         The Bank's results of operations depend primarily on net interest income, which is determined by (I) the difference between rates of interest the Bank earns on its interest-earning assets and the rates the Bank pays on interest-bearing liabilities (interest rate spread), and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. The Bank's results of operations are also affected by non-interest income, including, primarily, income from customer deposit account service charges, gains and losses from the sale of investment securities and non-interest expense, including, primarily, compensation and employee benefits, professional fees, office occupancy cost, and data processing cost. The Bank's results of operations are also affected significantly by general and economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, all of which are beyond the Bank's control.

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

         Quantitative Analysis. In order to encourage savings associations to reduce their interest rate risk, the OTS adopted a rule incorporating an interest rate risk ("IRR") component into the risk-based capital rules. The IRR component is a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its net portfolio value ("NPV") to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point ("bp") change in market interest rates. A resulting change in NPV of more than 2% of the estimated present value of total assets ("PV") will require the institution to deduct from its capital 50% of that excess change. The rules provide that the OTS will calculate the IRR component quarterly for each institution. Based on the Bank's asset size and risk-based capital, the Bank has been informed by the OTS that it is exempt from this rule. Nevertheless, the following table presents the Bank's NPV at September 30, 2005, as calculated by the OTS, based on quarterly information voluntarily provided to the OTS.

        Changes
       In Market              Net Portfolio Value
------------------    ----------------------------------
    Interest Rates    $ Amount    $ Change      % Change      NPV Ratio(1)
    --------------    --------    --------      --------      ------------
   (basis points)(2)  (Dollars in thousands)
         +300           5,800       -5.894          -50%           5.83%
         +200           7,782       -3,912          -33%           7.64%
         +100           9,823       -1,871          -16%           9.42%
            0          11,694            -            -           10.96%
         -100          12,433          740           +6%          11.51%
__________
(1)  Calculated as the estimated NPV divided by present value of total assets.
(2) the -200bp and -300bp scenarios are not shown due to the current low interest rate environment.

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

Financial Condition

         Total assets increased $8.6 million or 9.1% to $104.1 million at September 30, 2005 from $95.5 million at September 30, 2004. The increase was primarily attributable to a $3.5 million increase in the Bank's loans receivable net, a $4.3 million increase in cash and due from banks, and a $839,000 increase in securities. The increase in loans receivable was due to greater marketing and increased demand in the Bank's primary market area. The Bank has increased its commercial real estate loan portfolio in recent periods.

         The Bank's total liabilities increased $6.7 million or 7.6% to $94.9 million at September 30, 2005 from $88.2 million at September 30, 2004. The increase was primarily attributable to a $6.8 million increase in deposits and an increase in advances from borrowers of $31,000 partially offset by a decrease in FHLB advances of $155,000. Deposits increased primarily due to increased marketing of the overall bank.

         Stockholders' equity was $9.2 million or 8.86% of total assets at September 30, 2005, as compared to $7.3 million or 7.6% of total assets at September 30, 2004. The increase resulted primarily from proceeds of $1.8 million net received upon the sale of 120,027 shares of common stock in a private placement in November 2004.

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

                                                                         Year Ended September 30,
                                                     -----------------------------------------------------------------
                                                                  2005                               2004
                                                     -------------------------------   -------------------------------
                                                                            Average                            Average
                                                     Average    Interest     Yield/     Average                 Yield/
                                                     Balance    Interest      Cost      Balance    Interest      Cost
                                                     -------    --------      ----      -------    --------      ----
                                                                          (Dollars in thousands)
Interest-earning assets:
    Loans receivable(1).....................        $ 68,107     $4,653        6.83%    $66,798     $4,448        6.66%
    Investment securities(2)................          30,217      1,068        3.53      26,359        887        3.37
                                                    --------     ------       -----     -------     ------       -----
        Total interest-earning assets.......          98,324      5,721        5.82      93,157      5,335        5.73
Noninterest-earning assets..................           3,230         --       -----         736         --       -----
        Total assets........................        $101,554      5,721                 $93,893      5,335
                                                    ========     ------                 =======     ------
Interest-bearing liabilities:
    NOW accounts............................         $10,203         70        0.68     $10,663         89        0.84
    Savings accounts........................          16,875        170        1.00      18,248        185        1.01
    Money market accounts...................          14,023        297        2.12      10,904        151        1.38
    Certificates of deposit.................          44,519      1,350        3.03      41,448      1,052        2.54
    FHLB - Advances.........................             727         43        5.91         890         52        5.83
                                                    --------     ------       -----     -------     ------       -----
        Total interest-bearing liabilities..          86,347      1,930        2.24      82,153      1,529        1.86
                                                                 ------       -----                 ------       -----
Noninterest-bearing liabilities.............           6,212                              4,980
                                                    --------                            -------
        Total liabilities...................          92,559                             87,133
Stockholders' equity........................           8,995                              6,760
                                                    --------                            -------
        Total liabilities and
        stockholders' equity................        $101,554                            $93,893
                                                    ========                            =======
Net interest income.........................                     $3,791                             $3,806
                                                                 ======                             ======
Interest rate spread(3).....................                                   3.58%                              3.87%
                                                                             ======                             ======
Net yield on interest-earning assets(4).....                                   3.86%                              4.09%
                                                                             ======                             ======
Ratio of average interest-earning assets
    to average interest-bearing liabilities.                                 113.87%                            113.39%
                                                                             ======                             ======

___________________
(1)  Average balances include non-accrual loans.
(2) Includes mortgage-backed securities, investment securities and interest-bearing deposits in other financial institutions.
(3) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(4) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

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

                                                Year Ended September 30,
                                                     2005 vs. 2004
                                       -----------------------------------------
                                                  Increase (Decrease)
                                                        Due to
                                       -----------------------------------------
                                                                Rate/
                                        Volume     Rate         Volume     Net
                                        ------     ----         ------     ---
                                                    (In thousands)
Interest income:
    Loans receivable...................   $ 87    $ 116           $ 2     $205
    Investment securities..............    130       45             6      181
                                          ----    -----          ----     ----
        Total interest income..........    217      161             8      386

Interest expense:
    NOW accounts.......................     (4)     (16)            1      (19)
    Savings account....................    (14)      (1)            -      (15)
    Money market accounts..............     43       80            23      146
    Certificates of deposits...........     78      205            15      298
    FHLB advances......................    (10)       1             -       (9)
                                          ----    -----          ----     ----
        Total interest expense.........     93      269            39      401

Change in net interest income..........   $124    $(108)         $(31)    $(15)
                                          ====    =====          ====     ====


Results of Operations

         Net Income. The Bank's net income decreased $270,000 for the year ended September 30, 2005, to $336,000 from $606,000 for the year ended September 30, 2004. This decrease was primarily attributable to an increase in interest expense of $402,000, an increase in noninterest expense of $254,000 and a decrease in non-interest income of $91,000 partially offset by an increase in interest income of $386,000 and a decrease in income taxes of $77,000.

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

         Net interest income after provision for loan losses was unchanged for the year ended September 30, 2005.

         The increase in the average balance of interest-earning assets of $5.2 million primarily reflects increases of approximately $1.3 million in the Bank's average balance of loans and $3.9 million in the average balance of securities.

         The increase in average interest-bearing liabilities of $4.2 million reflects an increase of $6.2 million in the average balance of money market and certificates of deposit, partially offset by a decrease of $1.8 million in the average balance of interest-bearing NOW accounts and savings accounts and a decrease of $163,000 in the average balance of FHLB borrowings.

         Provision for Loan Losses. Provision for loan losses was $109,000 for the year ended September 30, 2005, as compared to $123,000 for the year ended September 30, 2004. The provision is established to adjust the balance of the allowance for loan losses to a level management feels is appropriate based on the risk characteristics of the loan portfolio.

         Management believes the allowance for loan losses is at a level that is adequate to provide for estimated losses. However, there can be no assurance that further additions will not be made to the allowance and that such losses will not exceed the estimated amount.

         Noninterest Income. Noninterest income decreased $91,000 or 24.45% from $372,000 for the year ended September 30, 2004 to $281,000 for 2005. This decrease in the Bank's noninterest income was due to a decrease of $50,000 in net realized gains on the sale of available for sale securities and loans, and a decrease in fees and other service charges of $41,000.

         Noninterest Expense. Noninterest expense increased $254,000 or 8.27% from $3.1million for the year ended September 30, 2004, to $3.3 million for 2005. The increase in the Bank's noninterest expense was due to an increase of $123,000 in the Bank's compensation and benefits, an increase of $78,000 in professional fees and an increase of $45,000 in the Bank's occupancy and equipment expense. The increase in compensation and benefits expense was due in part to additional personnel required to support the commercial loan department, and the additional professional fees are due to the cost of preparing to comply with Sarbanes-Oxley Section 404.

         Income Tax Expense. Income tax expense decreased $77,000 from $365,000 for the year ended September 30, 2004 to $288,000 for 2005. This decrease in income tax expense was primarily due to the decrease in net taxable earnings of the Bank. The Bank's effective tax rate was 46.1% and 37.6% for the years ended September 30, 2005 and 2004, respectively.

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

         Net cash provided by the Bank's operating activities (the cash effects of transactions that enter into the Bank's determination of net income e.g., non-cash items, depreciation, provision for loan losses) for the year ended September 30, 2005 totaled $757,000, a decrease of $144,000 as compared to 2004. This decrease was mainly due to the decrease in net income of $270,000.

         Net cash used by the Bank's investing activities (i.e., cash disbursements, primarily for the purchase of the Bank's investment securities and mortgage-backed securities portfolios and the Bank's loan portfolio) for the year ended September 30, 2005, totaled $4.8 million, a decrease of $4.6 million. The decrease in cash used was primarily attributable to funding net loan growth of $15.1 million in 2005 as compared to $16.1 million in 2004 and by net proceeds of available for sale investment securities in 2005 of $14.0 million compared to $12.0 million in 2004. Additional uses of cash were to purchase premises and equipment of $38,000 and purchase of Federal Home Loan Bank stock of $30,000.

         Net cash provided in the Bank's financing activities (i.e., cash receipts primarily from net proceeds from stock issuance and from net increases in deposits and net increases in FHLB advances) for the year ended September 30, 2005 totaled $8.4 million, an increase of $5.4 million as compared to the year ended September 30, 2004. This increase was primarily attributable to increased deposits of $6.8 million and issuance of additional common stock net of $1.8 million partially offset by repayment of FHLB advances of $155,000, and cash dividends of $65,000.

         Approximately $30.1 million of the Bank's time deposits mature within the next 12 months. The Bank expects such deposits to be renewed at market rates. In addition to this source of continuing funding, the Bank has total borrowing capacity of 25% of total assets through the FHLB of New York.

         The  following  table  sets  forth  our  contractual   obligations  and
commitments as of September 30, 2005.

                                                   Total
                                                  Amounts       Less Than                                  Over
                                                 Committed        1 Year      1-3 Years    4-5 Years     5 Years
                                                 ---------        ------      ---------    ---------     -------
Construction loans in process............            700           700            -            -              -
Other commitments to extend credit.......          3,793             -            -            -          3,793
                                                   -----           ---          ---          ---          -----
    Total................................          4,719           700            -            -          3,793

                                                                Less Than                                 After
                                                   Total          1 Year      1-3 Years    4-5 Years     5 Years
                                                 ---------        ------      ---------    ---------     -------
FHLB advances............................            655           165          361          125              -
Rentals under operating leases...........            966            55          110          108            693
                                                   -----           ---          ---          ---           ----
    Total................................          1,621           220          471          237            693

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
             -------------------------------------------------------

To the Board of Directors
Farnsworth Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of Farnsworth Bancorp, Inc. and Subsidiaries as of September 30, 2005 and 2004, and the related consolidated statements of income and comprehensive income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. According, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Farnsworth Bancorp, Inc. and Subsidiaries at September 30, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



/S/ KRONICK KALADA BERDY & CO., P.C.
Kingston, Pennsylvania
December 8, 2005

                   FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                          September 30, 2005 and 2004


                                                                      2005             2004
                                                                 -------------    -------------
                                     ASSETS
                                     ------
Cash and due from banks                                          $  10,278,409    $   6,009,330
Securities available for sale                                       19,418,925       19,288,779
Securities held to maturity (fair value $973,520 and $269,191
  at September 30, 2005 and 2004, respectively)                        969,864          261,301
Loans receivable, net                                               70,005,215       66,502,369
Accrued interest receivable                                            438,935          448,194
Federal Home Loan Bank of New York stock at
cost, substantially restricted                                         520,200          490,200
Premises and equipment                                               2,211,706        2,340,641
Deferred income taxes                                                  216,990           26,149
Other assets                                                            85,247          126,650
                                                                 -------------    -------------

Total assets                                                     $ 104,145,491    $  95,493,613
                                                                 =============    =============

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

Deposits:
   Non interest bearing                                          $   6,529,683    $   5,105,499
   Interest bearing                                                 87,053,377       81,720,306
Federal Home Loan Bank advance                                         654,696          810,013
Advances by borrowers for taxes and insurance                          404,956          373,531
Accrued income taxes                                                    26,586           11,532
Accrued interest payable                                                84,606           63,219
Accounts payable and other accrued expenses                            154,816          146,039
                                                                 -------------    -------------

Total liabilities                                                   94,908,720       88,230,139
                                                                 -------------    -------------

Preferred stock $.10 par value, 1,000,000 shares
authorized; none issued and outstanding                                      -                -
Common stock $.10 par value, 5,000,000 shares
authorized; 662,698 and  542,666 shares issued for 2005
and 2004, respectively; shares outstanding 650,316 and 530,284
 for 2005 and 2004, respectively                                        66,270           54,267
Additional paid in capital                                           8,481,669        6,515,350
Treasury stock at cost, 12,382
 for 2005 and 2004, respectively                                      (120,658)        (120,658)
Retained earnings                                                    1,339,579        1,068,643
Common stock acquired by employee stock
ownership plan (ESOP)                                                 (240,021)        (113,694)
Common stock acquired by restricted stock
plans (RSPs)                                                              --            (55,100)
Accumulated other comprehensive loss, unrealized depreciation
on available for sale securities, net of income taxes                 (290,068)         (85,334)
                                                                 -------------    -------------

Total stockholders' equity                                           9,236,771        7,263,474
                                                                 -------------    -------------

Total liabilities and stockholders' equity                       $ 104,145,491    $  95,493,613
                                                                 =============    =============

                   The accompanying notes are an integral part
                  of these consolidated financial statements.

                   FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

                 For the Years Ended September 30, 2005 and 2004

                                                                                        2005           2004
                                                                                    -----------    -----------
Interest income:
   Loans receivable                                                                 $ 4,652,498    $ 4,448,345
   Investments                                                                        1,068,202        886,175
                                                                                    -----------    -----------
        Total interest income                                                         5,720,700      5,334,520
                                                                                    -----------    -----------
Interest expense:
   Deposits                                                                           1,887,366      1,476,477
   Federal Home Loan Bank advances                                                       42,959         51,897
                                                                                    -----------    -----------
        Total interest expense                                                        1,930,325      1,528,374
                                                                                    -----------    -----------
        Net interest income                                                           3,790,375      3,806,146
Provision for loan losses                                                               108,732        122,700
                                                                                    -----------    -----------
        Net interest income after provision
          for loan losses                                                             3,681,643      3,683,446
                                                                                    -----------    -----------
Noninterest income:
   Fees and other service charges                                                       245,001        285,804
   Net realized gains on sale of:
      Available for sale securities                                                      16,888         51,433
      Loans                                                                              19,119         34,344
                                                                                    -----------    -----------
        Total noninterest income                                                        281,008        371,581
                                                                                    -----------    -----------
Noninterest expense:
   Compensation and benefits                                                          1,874,676      1,751,740
   Occupancy and equipment                                                              491,285        446,702
   Federal insurance premiums and assessments                                            11,339         13,667
   Service fees                                                                         295,258        281,848
   Professional fees                                                                    202,092        124,435
   Other                                                                                464,213        465,551
                                                                                    -----------    -----------
        Total noninterest expense                                                     3,338,863      3,083,943
                                                                                    -----------    -----------
Income before provision for income taxes                                                623,788        971,084

Provision for income taxes                                                              287,821        364,819
                                                                                    -----------    -----------
        Net income                                                                      335,967        606,265

Other comprehensive income (loss):
   Unrealized gain (loss) on securities available for sale, arising during
     the period, net of tax expense (benefit) of  ($129,539), 2005; $28,190, 2004      (194,646)        42,637
   Reclassification adjustment, net of taxes of $6,800, 2005; $20,529, 2004             (10,088)       (30,904)
                                                                                    -----------    -----------
        Comprehensive income                                                        $   131,233    $   617,998
                                                                                    ===========    ===========
Net income per common share:
   Basic                                                                            $      0.54    $      1.22
                                                                                    ===========    ===========
   Diluted                                                                          $      0.51    $      1.13
                                                                                    ===========    ===========
Weighted average number of shares outstanding during the year:
   Basic                                                                                616,543        497,803
                                                                                    ===========    ===========
   Diluted                                                                              652,790        534,384
                                                                                    ===========    ===========

                   The accompanying notes are an integral part
                  of these consolidated financial statements.

                   FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                 For the Years Ended September 30, 2005 and 2004

                                                                                                       Appreciation
                                                                              Common     Common     (Depreciation)      Total
                                       Additional                             Stock       Stock     on Securities       Stock-
                              Common    Paid in     Treasury      Retained    Acquired   Acquired    Available for       holders'
                              Stock     Capital      Stock        Earnings    By ESOP     By RSP     Sale, Net of Tax    Equity
                            -------- -----------  ----------   -----------   ---------  ----------   ----------------  -----------
Balance at
  September 30, 2003        $ 45,202 $ 4,688,162  $ (185,172)  $ 2,260,041   $(144,054)   $ (3,645)     $ (97,067)    $ 6,563,467

Net income for the year
  ended September 30, 2004                                         606,265                                                606,265

Issuance of additional
  common stock                   274      19,904                                                                           20,178
Acquisition of common
  stock by RSP                            67,686      64,514                              (132,200)                             -
RSP shares allocated                                                                        80,745                         80,745
ESOP shares allocated                                                           30,360                                     30,360
Unrealized appreciation
  on securities
  available for sale,
  net of tax                                                                                               11,733          11,733
Cash dividends
  ($.10 per share)                                                 (49,274)                                               (49,274)
20% stock dividend             8,791   1,739,598                (1,748,389)                                                     -
                            -------- -----------  ----------   -----------   ---------   ---------     ----------     -----------

Balance at
  September 30, 2004          54,267   6,515,350    (120,658)    1,068,643    (113,694)    (55,100)       (85,334)      7,263,474


Net income for
  the year ended
  September 30, 2005                                               335,967                                                335,967

Issuance of additional
  common stock                10,886   1,774,805                                                                        1,785,691
Acquisition of common
  stock by ESOP                1,000     171,500                              (172,500)                                         -
Acquisition of common
  stock by RSP                   117      20,014                                           (20,131)                             -
RSP shares allocated                                                                        75,231                         75,231
ESOP shares allocated                                                           46,173                                     46,173
Unrealized depreciation
  on securities
  available for sale,
  net of tax                                                                                             (204,734)       (204,734)
Cash dividends
  ($.10 per share)                                                 (65,031)                                               (65,031)
                            -------- -----------  ----------   -----------   ---------   ---------     ----------     -----------
Balance at
  September 30, 2005        $ 66,270 $ 8,481,669  $ (120,658)  $ 1,339,579   $(240,021)  $       -     $ (290,068)    $ 9,236,771
                            ======== ===========  ==========   ===========   =========   =========     ==========     ===========

                   The accompanying notes are an integral part
                  of these consolidated financial statements.

                   FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                 For the Years Ended September 30, 2005 and 2004

                                                                       2005            2004
                                                                  ------------    ------------
Cash flows from operating activities:
  Net income                                                      $    335,967    $    606,265
                                                                  ------------    ------------

  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation                                                     166,541         160,395
      Provision for loan losses                                        108,732         122,700
      Net gain on sale of investments                                  (16,888)        (51,433)
      Stock compensation                                               121,404         111,105
      (Increase) decrease in accrued interest receivable                 9,259         (32,935)
      (Increase) decrease in other assets                               41,403         (74,938)
      Increase (decrease) in income taxes                              (39,048)         19,810
      Increase in accrued interest payable                              21,387          40,097
      Increase (decrease) in accounts payable
        and other accrued liabilities                                    8,777            (366)
                                                                  ------------    ------------
          Total adjustments                                            421,567         294,435
                                                                  ------------    ------------
          Net cash provided by operations                              757,534         900,700
                                                                  ------------    ------------

  Cash flows from investing activities:
      Net increase in loans receivable                              (3,611,578)     (5,162,803)
      Redemption and principal payments of
        held to maturity securities                                     46,437         200,142
      Purchase of available for sale securities                    (14,433,157)    (16,182,517)
      Proceeds from sale of available for sale securities           13,978,426      11,954,134
      Redemption (purchase) of Federal Home Loan Bank stock            (30,000)         17,200
      Purchase of premises and equipment                               (37,606)       (238,879)
      Purchase of held to maturity securities                         (755,000)
                                                                  ------------    ------------
          Net cash used in investing activities                     (4,842,478)     (9,412,723)
                                                                  ------------    ------------

  Cash flows from financing activities:
      Issuance of additional common stock, net                       1,785,691          20,178
      Increase in deposits                                           6,757,255       3,111,834
      Federal Home Loan Bank repayments                               (155,317)       (146,423)
      Increase in advances by borrowers                                 31,425          45,152
      Cash dividends                                                   (65,031)        (49,274)
                                                                  ------------    ------------
          Net cash provided by financing activities                  8,354,023       2,981,467
                                                                  ------------    ------------

  Net increase (decrease) in cash and due from banks                 4,269,079      (5,530,556)

  Cash and due from banks at beginning of year                       6,009,330      11,539,886
                                                                  ------------    ------------

  Cash and due from banks at end of year                          $ 10,278,409    $  6,009,330
                                                                  ============    ============

  Supplemental disclosure:
      Cash paid during the period for:
        Interest                                                  $  1,908,938    $  1,488,277
                                                                  ============    ============
        Income taxes                                              $    367,833    $    382,513
                                                                  ============    ============
        Non cash items:
        Unrealized gain (loss) on securities available for
          sale, net of deferred income taxes                      $   (204,734)   $     11,733
                                                                  ============    ============
        Stock dividend                                            $          -    $  1,748,389
                                                                  ============    ============
        Common stock acquired by Restricted Stock Plan and ESOP   $    192,631    $    132,200
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

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


1.    Operations and Summary of Significant Accounting Policies (Continued)
      ---------------------------------------------------------

      Investment Securities
      ---------------------

      The Bank's investments in securities are classified in two categories and accounted for as follows:

          o    Securities  Held to  Maturity.  Securities  held to maturity  are
               -----------------------------
               those securities that the Bank has the positive intent and ability to hold to maturity. They are reported at cost, adjusted for amortization of premiums and accretion of discounts which are recognized in interest income using the interest method over the period to maturity.

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

      Loans classified as impaired, if any, are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A loan evaluated for impairment is deemed to be impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. All loans identified as impaired are evaluated independently. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. No loans were identified as impaired as of September 30, 2005 and 2004, respectively, or for the years then ended.

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

2.    Stockholders' Equity
      --------------------

      The Board of Directors declared a 20% stock dividend in 2004. The ability of Farnsworth Bancorp, Inc. to pay dividends to stockholders is dependent upon the receipt of dividends from the Bank. The Bank is subject to a dividend restriction which generally limits the amounts of dividends that can be paid. The amount available for payment by the Bank in 2006, without approval from the Office of Thrift Supervision (the "OTS"), was approximately $1,406,000.

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


3.    Held to Maturity and Available for Sale Securities
      --------------------------------------------------

      The carrying amounts and fair values of these investments at September 30, 2005 and 2004 are summarized as follows: September 30, 2005

                                                                             September 30, 2005
                                                      ----------------------------------------------------------------
                                                                             Gross         Unrealized
                                                        Amortized          --------------------------          Fair
                                                          Cost              Gains            Losses            Value
                                                      -----------          -------         ---------       -----------
          Held to maturity:
              Municipal bonds                          $  755,000                                          $  755,000
              Mortgage backed securities                  214,864           $ 3,824       $     168           218,520
                                                       ----------           -------       ---------        ----------
                                                       $  969,864           $ 3,824       $     168        $  973,520
                                                       ==========           =======       =========        ==========

                                                                             September 30, 2004
                                                      ----------------------------------------------------------------
                                                                             Gross         Unrealized
                                                        Amortized          --------------------------          Fair
                                                          Cost              Gains            Losses            Value
                                                      -----------          -------         ---------       -----------
          Held to maturity:
              Mortgage backed securities                $ 261,301           $ 8,127       $     237        $  269,191
                                                        =========           =======       =========        ==========

                                                                             September 30, 2005
                                                      ----------------------------------------------------------------
                                                                             Gross         Unrealized
                                                        Amortized          --------------------------          Fair
                                                          Cost              Gains            Losses            Value
                                                      -----------          -------         ---------       -----------
          Available for sale securities:
             U.S. Government and agency securities     $ 7,596,355                         $ 242,552       $ 7,353,803
             Mortgage backed securities                 12,304,770                           296,108        12,008,662
                                                       -----------                         ---------       -----------
               Total debt securities                    19,901,125                           538,660        19,362,465

             Equity securities                               1,243          $55,217                             56,460
                                                       -----------          -------        ---------       -----------
                                                       $19,902,368          $55,217        $ 538,660       $19,418,925
                                                       ===========          =======        =========       ===========

                                                                             September 30, 2004
                                                      ----------------------------------------------------------------
                                                                             Gross         Unrealized
                                                        Amortized          --------------------------          Fair
                                                          Cost              Gains            Losses            Value
                                                      -----------          -------         ---------       -----------
          Available for sale securities:
             U.S. Government and agency securities    $11,590,017          $12,973         $ 164,486       $11,438,504
             Mortgage backed securities                 7,839,741            6,831            61,537         7,785,035
                                                      -----------          -------         ---------       -----------
               Total debt securities                   19,429,758           19,804           226,023        19,223,539
             Equity securities                              1,243           63,997                              65,240
                                                      -----------          -------         ---------       -----------
                                                      $19,431,001          $83,801         $ 226,023       $19,288,779
                                                      ===========          =======         =========       ===========

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

3.    Held to Maturity and Available for Sale Securities (Continued)
      --------------------------------------------------

      The schedule of maturities of available for sale debt securities at September 30, 2005 is as follows:

                                                Amortized            Fair
                                                  Cost               Value
                                               -----------        -----------

             Due in one year to five years     $ 1,644,089        $ 1,578,180
             Due after five to ten years         3,987,266          3,871,880
             Due after ten years                 1,965,000          1,903,743
                                               -----------        -----------
                                                 7,596,355          7,353,803
             Mortgage backed securities         12,304,770         12,008,662
                                               -----------        -----------
                                               $19,901,125        $19,362,465
                                               ===========        ===========

      The municipal bonds that are classified as held to maturity are scheduled to mature within one year. There is no schedule of maturities for mortgage backed securities because these investments are subject to prepayment.

      Mortgage-backed securities with a carrying value and fair value of $130,786 and $132,637 at September 30, 2005 and $161,882 and $165,950 at
      September 30, 2004 are pledged as security for deposits of governmental entities under the provisions of the Governmental Unit Deposit Protection Act.

      Information pertaining to securities with gross unrealized losses at September 30, 2005 is as follows:

                                                       Less than twelve months            Over twelve months
                                                    ----------------------------     ---------------------------
                                                       Gross                            Gross
                                                    Unrealized          Fair          Unrealized        Fair
                                                       Losses           Value           Losses          Value
                                                      -------        -----------      ---------      -----------
           Securities Available for  Sale:
               U.S. Government and
                 agency securities                                                    $ 242,552      $ 7,353,803
           Mortgage-backed
           securities                                 $94,019        $ 2,838,826        202,089        9,169,836
                                                      -------        -----------      ---------      -----------

              Total securities available for sale     $94,019        $ 2,838,826      $ 444,641      $16,523,639
                                                      =======        ===========      =========      ===========

      Management evaluates securities for other-than-temporary impairment on at least a quarterly basis. Consideration is given to the (1) length of time and extent to which the fair value as been less than cost, (2) the financial condition of the issuer and, (3) the intent and ability of the Bank to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair value. At September 30, 2005, the seventeen securities with unrealized losses have depreciated 3% from the Bank's amortized cost basis. All these securities are either direct obligations of the U.S. Government or are guaranteed by the U.S.
      Government or secured by mortgage loans. These unrealized losses relate principally to current interest rates for similar types of securities. As management has the ability to hold these securities for the foreseeable future, no declines are deemed to be other-than temporary.

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

4.    Loans Receivable
      ----------------

      Loans receivable are summarized as follows:

                                                       2005            2004
                                                   ------------    ------------
First mortgage loans
    Secured by one to four family residence        $ 36,296,324    $ 32,510,389
    Construction loans                                7,556,321       3,382,055
    Commercial real estate                           22,135,480      24,830,014
                                                   ------------    ------------
                                                     65,988,125      60,722,458
                                                   ------------    ------------
  Less:
    Loans in process - real estate                   (6,663,049)     (2,875,877)
    Net deferred loan origination (fees) costs           14,524        (109,749)
                                                   ------------    ------------
Total first mortgage loans                           59,339,600      57,736,832
                                                   ------------    ------------

Consumer and other loans:
    Home equity                                       3,433,987       3,540,660
    Personal loans                                      306,642         374,127
    Loans secured by savings                            237,693         226,073
    Commercial business loans                         1,309,773       1,315,687
    Mobile and automobile                             5,908,283       3,759,690
                                                   ------------    ------------
Total consumer and other loans                       11,196,378       9,216,237
                                                   ------------    ------------
Total loans                                          70,535,978      66,953,069
Less allowance for loan losses                         (530,763)       (450,700)
                                                   ------------    ------------
                                                   $ 70,005,215    $ 66,502,369
                                                   ============    ============


      At September 30, 2005 and 2004, nonaccrual loans for which interest had been discontinued totaled approximately $601,000 and $754,000, respectively. Interest income actually recognized is summarized as follows:

                                                           2005            2004
                                                         -------         -------
           Interest income that would have
             been recognized                             $78,028         $65,628
           Income recognized                              10,889          34,994
                                                         -------         -------

           Interest income foregone                      $67,139         $30,634
                                                         =======         =======


      An analysis of the change in the allowance for loan losses:

                                                          2005            2004
                                                       ---------       ---------
           Allowance for loan losses:
                 Beginning of year                     $ 450,700       $ 328,000
                 Additional provisions                   108,732         122,700
                 Charge offs                             (28,669)              -
                                                       ---------       ---------
                                                       $ 530,763       $ 450,700
                                                       =========       =========

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

4.    Loans Receivable (Continued)
      ----------------------------

      The activity with respect to loans to directors, officers and associates of such persons is summarized as follows:

                                                          2005          2004
                                                       -----------  -----------

             Beginning of year                         $   761,254  $   580,080
             Loans originated                            1,288,924      527,893
             Collection of principal                       (73,980)    (346,719)
                                                       -----------  -----------

             End of year                               $ 1,976,198  $   761,254
                                                       ===========  ===========

      All loans to directors, officers and associates of such persons are collateralized by deposits and/or real estate.

5.    Servicing
      ---------

      Loans serviced for others are not included in the accompanying consolidated statement of financial position. The unpaid principal balances of mortgage and other loans serviced for others were $12,077,944 and $8,490,794 at September 30, 2005 and 2004, respectively.

6.    Accrued Interest Receivable
      ---------------------------

      Accrued interest receivable is summarized as follows:

                                                           2005           2004
                                                         --------       --------

             Loans receivable                            $314,153       $282,684
             Mortgage backed securities                    45,271         30,068
             Other securities                              79,511        135,442
                                                         --------       --------

                                                         $438,935       $448,194
                                                         ========       ========

7.    Premises and Equipment
      ----------------------

      Premises and equipment are summarized by major classification as follows:


                                                                 2005              2004           Useful lives
                                                             --------------    --------------    ----------------

              Land
              Office building improvements (Marlton)            $  125,553        $  125,553      7 to 40 years
              Office building (Bordentown)                         119,022           119,022     25 to 40 years
              Office building (Florence)                         1,365,920         1,361,417     25 to 40 years
              Office building (Mount Laurel)                        72,754            55,876     25 to 40 years
              Furniture, fixtures and equipment                    680,877           680,877      5 to 7 years
                                                                ----------        ----------
                                                                 1,121,910         1,105,685
                                                                ----------        ----------
              Less: accumulated depreciation                     3,486,036         3,448,430
                                                                 1,274,330         1,107,789
                                                                ----------        ----------
                                                                $2,211,706        $2,340,641
                                                                ==========        ==========

      Depreciation charged to operations was $166,541 and $160,395 for 2005 and 2004, respectively. The Bank leases the Marlton building and has renovated the leased space as a branch. This lease is included in footnote 12.

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


8.    Deposits
      --------

      Deposits as of September 30 are summarized as follows:

                                                 2005                  2004
                                              ------------          -----------

              NOW accounts                    $ 10,663,316          $ 9,932,646
              Money market accounts             16,286,611           11,758,807
              Passbook and club accounts        11,602,005           18,106,102
              Non interest bearing               6,529,683            5,105,499
                                              ------------          -----------
              Subtotal                          45,081,615           44,903,054
                                              ------------          -----------
              Certificates of deposit:
                1.01% to 2.00%                   1,018,948           16,976,225
                2.01% to 3.0%                   12,339,243            8,245,361
                3.01% to 4.0%                   25,138,797           12,103,945
                4.01% to 5.0%                    9,900,815            4,388,071
                5.01% to 6.0%                      103,642              209,149
                                              ------------          -----------
              Subtotal                          48,501,445           41,922,751
                                              ------------          -----------
                                              $ 93,583,060          $86,825,805
                                              ============          ===========


      Deposits of officers and directors totaled $127,400 and $363,000 at September 30, 2005 and 2004, respectively. The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $6,242,000 and $4,054,000 at September 30, 2005 and 2004.
      These certificates of deposit do not receive preferential rates of interest. Deposits in excess of $100,000 are not federally insured.

      As of September 30, 2005 and 2004, scheduled maturities of certificates of deposit (rounded to the nearest $1,000) are summarized as follows:


                                                      2005               2004
                                                  -----------        -----------

              Due in 3 months or less             $ 4,763,000        $ 7,176,000
              Due after 3 months to 1 year         25,388,000         16,333,000
              Due after 1 year to 3 years          12,804,000         11,438,000
              Due after 3 years to 5 years          5,546,000          6,976,000
                                                  -----------        -----------
                                                  $48,501,000        $41,923,000
                                                  ===========        ===========

      Interest expense on deposits for the years ended September 30, 2005 and 2004 is summarized as follows:

                                                      2005               2004
                                                   ----------         ----------

              NOW accounts                         $   69,730         $   89,142
              Money market accounts                   297,905            150,521
              Passbook and club accounts              169,546            184,909
              Certificates of deposit               1,350,185          1,051,905
                                                   ----------         ----------
                                                   $1,887,366         $1,476,477
                                                   ==========         ==========

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

9.    Federal Home Loan Bank Advance
      ------------------------------

      This advance bears fixed interest at 5.9% and matures in April 2009. It is collateralized by FHLB stock and investment securities. The Bank has approximately $25,381,000 available for borrowing as of September 30, 2005.


      Principal payments are as follows:


                                 2006               $164,754
                                 2007                174,762
                                 2008                186,292
                                 2009                128,888
                                                    --------

                                Total               $654,696
                                                    ========


10.   Net Gain on Sale of Investments
      -------------------------------

      For the years ended September 30, 2005 and 2004, proceeds from sales of securities available for sale amounted to $13,978,426 and $11,954,134, respectively. Gross realized gains amounted to $16,888 and $51,433, respectively.

11.   Income Taxes
      ------------

      The Bank has qualified as a Savings Institution under provisions of the Internal Revenue Code. Prior to January 1, 1996 the Bank was permitted to deduct from taxable income an allowance for bad debts based on a percentage-of taxable income. Such percentage was 8% before such deduction. Retained earnings at September 30, 2005 and 2004 included untaxed earnings of approximately $227,300 and $253,000, respectively, representing such bad debt deductions.

      Retained earnings at September 30, 2005 and 2004 includes approximately $153,850 of tax bad debt deductions which are considered a permanent difference between the book and income tax basis of loans receivable, and for which income taxes have not been provided. If such amount is used for purposes other than bad debt losses, including distributions in liquidation, it will be subject to income tax at the then current rate.

      The provision for federal and state income taxes differs from that computed at the statutory rate as follows:

                                                        2005            2004
                                                     ---------       ---------
             Statutory tax rates                           34%             34%
             Tax at statutory rates                   212,088         330,168
             New Jersey Savings Institution Tax and
               Corporation Income Tax                  56,342          44,050
             Miscellaneous                             19,391          (9,399)
                                                     --------        --------
                                                     $287,821        $364,819
                                                     ========        ========

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

11.   Income Taxes (Continued)
      ------------


      The tax provision is summarized as follows:

                                                             2005         2004
                                                          ---------    ---------
          Current federal                                $ 198,330    $ 388,092
          Deferred federal                                  45,986      (77,996)
          Current state                                     35,391       68,487
          Deferred state                                     8,114      (13,764)
                                                         ---------    ---------
                                                         $ 287,821    $ 364,819
                                                         =========    =========


      The following temporary differences gave rise to deferred tax assets and liabilities:

                                                           2005           2004
                                                         --------       --------
          Deferred tax assets:
            Allowance for loan losses                    $212,305       $180,280
            Unrealized depreciation on investments        193,630         56,889
            Loans                                          32,413         31,293
            Accrued compensation                           25,583         24,078
                                                         --------       --------
            Total deferred tax assets                     463,931        292,540
                                                         --------       --------
          Deferred tax liabilities:
            Premises and equipment                        105,875        115,068
            Tax reserve for loan losses                   141,066        151,323
                                                         --------       --------
            Total deferred tax liabilities                246,941        266,391
                                                         --------       --------
            Net deferred tax asset                       $216,990       $ 26,149
                                                         ========       ========


12.   Commitments
      -----------

      At September 30, 2005 the Bank had the following commitments outstanding. Mortgage commitments are for 45 days. Home equity commitments are for 60 days. Commitments on other loans are for 90 days. The commitments are summarized as follows:

                             Amounts              Rate                Term
                           -----------     ------------------    ---------------
          Mortgages (fixed rate)     $   986,000       5.75% to 6.875%     30 years
                                                              0 points
          Home equity loans              397,000        5.00% to 5.75%     5 to 15 years
                                                              0 points
          Other loans                  3,336,000       6.25% to 8.880%     1 to 25 years
                                                         0 to 1 points
                                     -----------

                                     $ 4,719,000
                                    ============

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

12.    Commitments (Continued)
       -----------


      There are fourteen letters of credit outstanding at September 30, 2005. An annual fee of 1/2 to 1 percent is due on each of the letters of credit. Interest is due at various rates if the letters of credit are utilized. The amount of the fourteen letters totals $1,294,847. The Bank also has consumer and commercial lines of credit with undrawn balances of $3,171,458 and $1,460,000, respectively.

      The Bank has available two lines of credit through the Federal Home Loan Bank. An overnight line of credit is available in the amount of $9,909,900. Additionally, a one month overnight repricing line of credit is available in the amount of $9,909,900.

      Future minimum lease payments under noncancellable operating leases for branch building and transportation equipment are as follows:


             2006                $  55,312
             2007                   54,440
             2008                   55,969
             2009                   52,553
             2010                   55,706
          Thereafter               692,179
                                 ---------

             Total               $ 966,159
                                 =========

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

      Loans Receivable
      ----------------

      For variable-rate loans that reprice frequently and have no significant credit risk, fair values are based on carrying values. Fair values for fixed rate mortgage loans, excluding commercial loans, and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for fixed rate commercial real estate and other consumer loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

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

     Off-Balance-Sheet Instruments
     -----------------------------

     The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing need of its customers. These financial instruments consist of commitments to extend credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan agreement. These commitments are comprised of the undisbursed portion of loans and letters of credit. The Bank's exposure to credit loss from nonperformance by the other party to the financial instruments for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making
     commitments  as  it  does  for  on-balance-sheet  instruments.   Generally,
     collateral,  usually in the form of real  estate,  is  required  to support financial instruments with credit risk. Commitments generally have fixed expirations dates or other termination clauses and may require a payment of a fee. Since many of the commitments are expected to expire without being drawn upon by customers, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. The fair value of commitments is not considered significant.

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

13.    Financial Instruments (Continued)
       ---------------------------------

      The  carrying   amounts  and  estimated   fair  values  of  the  financial
      instruments were as follows:

                                                  2005               2004
                                           -----------------   -----------------
                                           Carrying   Fair     Carrying    Fair
                                            amount    value     amount    value
                                            ------    -----     ------    -----

Financial Assets (000's omitted)
--------------------------------
Cash and due from banks                    $10,278   $10,278   $ 6,009   $ 6,009
Securities held to maturity                    970       973       261       269
Securities available for sale               19,419    19,419    19,289    19,289
FHLB stock                                     520       520       490       490
Loans receivable                            70,005    70,620    66,502    67,052
Accrued interest receivable                    439       439       448       448

Financial Liabilities (000's omitted)
-------------------------------------
Deposit liabilities                         93,583    92,838    86,826    87,037
FHLB advances                                  655       728       810       900
Accrued interest payable                        85        85        63        63
Other liabilities                              586       586       531       531

14.   Benefit Plans
      -------------

      401 (k) Plan
      ------------

      A 401 (k) Plan covers substantially all employees. Employees may contribute up to 15 percent of their compensation subject to certain limits based on federal tax laws. The Corporation makes matching discretionary contributions equal to 50 percent of the first 6 percent of an employee's compensation contributed to the Plan. Matching contributions vest immediately. For the years ended September 30, 2005 and 2004, expense attributable to the Plan amounted to $25,472 and $26,105, respectively.

      Employee Stock Option Plan (ESOP)
      ---------------------------------

      The Bank has established an ESOP for all eligible employees. The ESOP used $303,880 of proceeds from a term loan from Farnsworth to purchase 43,759 shares of Company common stock in the initial offering. The term loan of $90,620 at September 30, 2005, including interest, is payable in equal monthly installments through March 2008. The interest rate is 8.50% fixed for the term of the loan. In November 2004 the ESOP used $172,500 from a term loan with Farnsworth to purchase 10,000 shares of Company stock. The term loan of $156,688 at September 30, 2005, including interest, is payable in equal monthly installments through November 2014. The interest rate is 4.75% fixed for the term of the loan. The Bank is making contributions to the ESOP which are equal to the principal and interest payment required from the ESOP on the term loans. Unallocated shares purchased with the loan proceeds are pledged as collateral for the term loans and are held in a suspense account for future allocation among participants. Shares released from the suspense account are allocated among the participants on the basis of compensation. ESOP shares pledged as collateral are reported as common stock acquired by ESOP in the consolidated statements of financial condition. As shares are committed to be released from collateral, the shares become outstanding for net income per common share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings.

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


14.   Benefit Plans (Continued)
      -------------

                                                          2005            2004
                                                        --------        --------


            Allocated shares                              31,626          26,251
            Unallocated shares                            22,133          17,508
                                                        --------        --------

            Total ESOP shares                             53,759          43,759
                                                        ========        ========

            Fair value of unallocated shares            $411,674         350,160
                                                        ========        ========


      Restricted Stock Plans (RSP)
      ----------------------------

      On April 16, 2000 the Bank established a RSP to provide both key employees and outside directors with a proprietary interest in it in a manner designed to encourage such person to remain with the Bank. A total of 21,879 restricted shares were purchased at an average market value of $7.27. Rights to a total of 15,308 shares were issued to the board of directors and two executive officers in 2000. The fair value of these shares is being charged to expense over the five year vesting period. During the year ended September 30, 2004, 1,531 shares were vested. At September 30, 2005, all shares were vested.

      On September 5, 2002 the Bank established an additional RSP to provide both key employees and outside directors with a proprietary interest in it in a manner designed to encourage such person to remain with the Bank. To fund this plan, the Bank purchased a total of 6,571 restricted shares from the RSP Plan established on April 16, 2000 and 6,610 shares in March 2004 at a market value of $20 a share. An additional 2,409 shares were purchased during 2005 at a market value between $17.25 and $18.60. Rights to a total of 15,590 shares were issued to the board of directors, two executive officers and three employees. The fair value of these shares is being charged to expense over the four year vesting period. During each of the years ended September 30, 2005 and 2004, 3,900 shares vested. At September 30, 2005 and 2004, 15,590 and 11,696 shares, respectively, were vested. At September 30, 2005, all shares were vested.

      Stock-based compensation plan
      -----------------------------

      Farnsworth has a stock option plan that provides for the granting of non-qualified stock options. In April 1999, it issued 38,279 options at an exercise price of $7.38 per share to key Bank employees and non-employee members of its Board of Directors. The options vest ratably on the anniversary date over five years. The options expire ten years after the initial grant date. At September 30, 2005 and 2004, a total number of 38,279 and 35,545 options were vested, respectively. During 2004, 2,734 shares were exercised.

      In September 2002, Farnsworth issued 31,177 options at an exercise price of $10.07 per share to key and non-key Bank employees and non-employee members of its Board Directors. The options vest ratably on the anniversary date over three years. The options expire ten years after the initial grant date. At September 30, 2005 and 2004, a total number of 31,177 options were vested, respectively, and none were exercised or forfeited.

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

14.  Benefit Plans (Continued)
     -------------

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

                                                          2004
                                                     -----------
                 Net income:
                    As reported                      $   606,265
                    Proforma                             591,218

                 Earnings per common share
                    As reported
                          Basic                      $      1.22
                          Diluted                    $      1.13
                    Proforma
                          Basic                      $      1.19
                          Diluted                    $      1.11

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

                                                      2005                                    2004
                                     --------------------------------------    ----------------------------------
                                                    Weighted        Per-                    Weighted       Per-
                                                     Average        Share                   Average        Share
                                       Income        Shares         Amount      Income       Shares        Amount
                                      --------       -------        ------     --------     --------      -------
      Net income available to
      Common Shareholders             $335,967       638,802                   $606,265     525,259
      ESOP shares, not
      committed to be released                       (19,498)                               (20,751)
      RSP shares                                      (2,761)                                (6,705)
                                      --------       -------       ------      --------     -------       -------
      Basic earnings per share         335,967       616,543       $  .54       606,265     497,803       $  1.22
      Common stock equivalents                        36,247                                 36,581
                                      --------       -------       ------      --------     -------       -------
      Diluted earnings
      Per share                       $335,967       652,790       $  .51      $606,265     534,384       $  1.13
                                      ========       =======       ======      ========     =======       =======

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

      The Bank at September 30, 2005 and 2004 meets the regulatory risk based capital, Tier 1 capital, core capital and tangible capital requirements as summarized below:

                                                                      To Be Well Capitalized
                                                    For Capital       Under Prompt Corrective
                                 Actual          Adequacy Purposes        Action Provisions
                           ----------------      -----------------    -----------------------
                           Amount     Ratio       Amount    Ratio         Amount   Ratio
                           ------     -----       ------    -----         ------   -----
As of September 30, 2005:
  Risk-based capital       $8,651    14.11%       $4,904    8.00%         $6,130   10.00%
  Tier 1 capital            8,120    13.25%          N/A     N/A           3,678    6.00%
  Core capital              8,120     7.84%        4,143    4.00%          5,179    5.00%
  Tangible capital          8,120     7.84%        1,554    1.50%            N/A     N/A

As of September 30, 2004:
  Risk-based capital       $7,284    13.11%       $4,445    8.00%         $5,557   10.00%
  Tier 1 capital            6,741    12.13%          N/A     N/A           3,334    6.00%
  Core capital              6,741     7.05%        3,827    4.00%          4,779    5.00%
  Tangible capital          6,741     7.05%        1,434    1.50%            N/A     N/A

      The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") imposes increased requirements on the operations of financial institutions and mandated the development of regulations designed to empower regulators to take prompt corrective action with respect to institutions that fall below certain capital standards. FDICIA stipulates that an institution with less than 4% of core capital is deemed to be undercapitalized. Quantitative measures established by FDICIA to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of September 30, 2005, that the Bank meets all capital adequacy requirements to which it is subject.

      As of September 2005, the date of the most recent notification from the OTS, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain risk based capital, Tier I capital and core capital ratios of 10%, 6%, and 5%, respectively. There are no conditions existing or events which have occurred since notification that management believes have changed the Bank's category.

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

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)



17.   Parent Only Financial Information
      ---------------------------------

      The earnings of the subsidiaries are recognized by Farnsworth using the equity method of accounting. Accordingly, the earnings of the subsidiaries are recorded as increases in Farnsworth's investment in subsidiaries. The following are the condensed financial statements for Farnsworth (parent company only) as of September 30, 2005 and 2004 and for the years then ended.

Statement of Financial Condition                        2005             2004
                                                     ----------       ----------
Assets
Cash                                                 $1,111,770       $  367,808
ESOP loan receivable                                    247,307          121,008
Investment in subsidiaries                            5,977,013        4,564,879
Other assets                                             67,292           98,430
                                                     ----------       ----------

Total assets                                         $7,403,382       $5,152,125
                                                     ==========       ==========

Liabilities
Accrued expenses                                     $   28,472       $   26,474
                                                     ----------       ----------
Total liabilities                                        28,472           26,474

Stockholder's equity                                  7,374,910        5,125,651
                                                     ----------       ----------
Total liabilities and
    Stockholder's equity                             $7,403,382       $5,152,125
                                                     ==========       ==========


                                                        2005             2004
                                                     ----------       ----------

Income from subsidiaries                             $  412,134       $  654,936
Interest income                                          40,113           14,127
                                                     ----------       ----------
Total income                                            452,247          669,063
                                                     ----------       ----------

Meeting expenses                                          6,775           10,340
Stock transfer fees                                       4,101
Printing                                                 22,678           10,000
Professional fees                                       121,205           67,531
                                                     ----------       ----------
Total expenses                                          154,759           87,871
                                                     ----------       ----------

Income before income taxes                              297,488          581,192
Income tax benefit                                       38,479           25,073
                                                     ----------       ----------
Net income                                           $  335,967       $  606,265
                                                     ==========       ==========

                    FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)



17.  Parent Only Financial Information (Continued)
     ---------------------------------


Statement of Cash Flows                                             2005           2004
                                                                -----------    -----------

Cash flows from operations activities:
  Net income                                                    $   335,967    $   606,265
  Adjustments to reconcile net income to net cash
     used in operating activities:
   Increase in accrued expenses                                       1,998          9,183
   Equity in undistributed earnings of subsidiaries              (1,412,134)      (654,936)
   Decrease (increase) in other assets                               31,138        (23,057)
                                                                -----------    -----------

         Net cash used in operating activities                   (1,043,031)       (62,545)
                                                                -----------    -----------
Cash flows from investing activities:
  Repayment of ESOP loan                                             46,201         30,388
  Proceeds of ESOP loan                                            (172,500)
                                                                -----------    -----------

         Net cash provided by (used in)  investing activities      (126,299)        30,388
                                                                -----------    -----------

Cash flows from financing activities:
  Issuance of stock                                               1,978,323        152,376
  Dividends                                                         (65,031)       (49,274)
                                                                -----------    -----------
         Net cash provided by financing activities                1,913,292        103,102
                                                                -----------    -----------

Net increase in cash                                                743,962         70,945
Cash - beginning                                                    367,808        296,863
                                                                -----------    -----------
Cash - ending                                                   $ 1,111,770    $   367,808
                                                                ===========    ===========

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

                               Board of Directors

                                       Chairman
                                    Edgar N. Peppler
                        Retired - President - Peppler Funeral Home
       George G. Aaronson, Jr.                                     G. Edward Koenig, Jr.
               Realtor                                                    Retired
           Falconer & Bell                                     President - E.J. Koenig, Inc.

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

The Company's Annual Report on Form 10-KSB for the fiscal year ended September 30, 2005 is available without charge upon written request. For a copy of the Form 10-KSB, please write or call Mr. Charles Alessi, Vice President at the Company's Office. The Annual Meeting of Stockholders will be held on February 21, 2006 at 10:00 a.m. at the Days Inn, 1073 Route 206, Bordentown, New Jersey.